Exhibit 2.1

Execution Version

MASTER TRANSACTION AGREEMENT

by and among

LIBERTY MUTUAL INSURANCE COMPANY,

LIBERTY MUTUAL FIRE INSURANCE COMPANY,

LIBERTY MUTUAL GROUP INC.,

solely for purposes of Section 8.12, Section 8.17, Section 8.20, Section 8.27 and Section 14.16

(and Article I and Article XIV to the extent relating thereto),

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY,

LINCOLN NATIONAL CORPORATION,

solely for purposes of Section 8.12, Section 9.05 and Section 14.15 (and Article I and

Article XIV to the extent relating thereto),

PROTECTIVE LIFE INSURANCE COMPANY,

and

PROTECTIVE LIFE CORPORATION

solely for purposes of Section 8.12 and Section 14.17 (and Article I and Article XIV to the extent relating thereto)

Dated as of January 18, 2018

i

v

EXHIBITS

Exhibit A	Form of Administrative Services Agreement (Company-New York Reinsurer)
Exhibit B	Form of Administrative Services Agreement (Company-Reinsurer)
Exhibit C	COLI Administrative Services Agreement Term Sheet
Exhibit D	Form of COLI Reinsurance Agreement
Exhibit E	Form of COLI Trust Agreement
Exhibit F	Form of Company Transition Services Agreement
Exhibit G	Form of Counterparties Hold Harmless and Indemnification Agreement
Exhibit H	Form of Fronting and Inforce Reinsurance Agreement
Exhibit I	Form of New York Reinsurance Agreement
Exhibit J	Form of Life Business Transition Services Agreement
Exhibit K	Form of Puerto Rico (and Other) Reinsurance Agreement
Exhibit L	Form of Guarantee Hold Harmless and Indemnification Agreement
Exhibit M	Form of Reinsurance Agreement
Exhibit N	Form of Reinsurer Transition Services Agreement
Exhibit O	Form of Trust Agreement (New York Business)
Exhibit P	Form of Trust Agreement (Non-New York Business)
Exhibit Q	Distribution Agreement Term Sheet
Exhibit R	Forms of Restructuring Agreements
Exhibit S	Form of Liberty Surplus Note
Exhibit T	Form of Lincoln Surplus Note

SCHEDULES

Schedule 1.01(a)	Specified Acquired Group Benefits Assets
Schedule 1.01(b)	Specified Acquired Life Assets
Schedule 1.01(c)	Assigned Group Benefits Contracts
Schedule 1.01(d)	Assigned Life Contracts
Schedule 1.01(e)	Balance Sheet Methods
Schedule 1.01(f)	Calculation Report Methods
Schedule 1.01(g)	Excluded BOLI/COLI Contracts
Schedule 1.01(h)	Fair Market Value Methods
Schedule 1.01(i)	Licensed Liberty IP
Schedule 1.01(j)	Reference Settlements Walk
Schedule 1.01(k)	Reference Balance Sheet
Schedule 1.01(l)	Required Regulatory Approvals
Schedule 1.01(m)	Statement of Net Settlement Methods
Schedule 1.01(n)	Transferred Group Benefits Intellectual Property
Schedule 1.01(o)	Transferred Life Intellectual Property
Schedule 1.01(p)	Applicable Statutory Discount Rate
Schedule 2.14(a)	Section 338(h)(10) Calculation

DISCLOSURE SCHEDULES

Sellers Disclosure Schedule

Purchaser Disclosure Schedule

Reinsurer Disclosure Schedule

MASTER TRANSACTION AGREEMENT

This MASTER TRANSACTION AGREEMENT, dated as of January 18, 2018 (this “Agreement”), has been made and entered into by and among Liberty Mutual Insurance Company, a reorganized stock property and casualty insurance company domiciled in the Commonwealth of Massachusetts (“LMIC”), Liberty Mutual Fire Insurance Company, a reorganized stock property and casualty insurance company domiciled in the State of Wisconsin (“LMFIC,” and together with LMIC, “Sellers”), solely for purposes of Section 8.12, Section 8.17, Section 8.20, Section 8.27 and Section 14.16 (and Article I and Article XIV to the extent relating thereto), Liberty Mutual Group Inc., a corporation organized under the Laws of the Commonwealth of Massachusetts (“LMGI”), The Lincoln National Life Insurance Company, a stock life and health insurance company domiciled in the State of Indiana (“Purchaser”), solely for purposes of Section 8.12, Section 9.05 and Section 14.15 (and Article I and Article XIV to the extent relating thereto), Lincoln National Corporation, a corporation organized under the Laws of the State of Indiana (“Purchaser Parent”), Protective Life Insurance Company, a stock life and health insurance company domiciled in the State of Tennessee (“Reinsurer”), and solely for purposes of Section 8.12, and Section 14.17 (and Article I and Article XIV to the extent relating thereto), Protective Life Corporation, a corporation organized under the Laws of the State of Delaware (“Reinsurer Parent”). Sellers, Purchaser and Reinsurer, solely for purposes of Section 8.12, Section 9.05 and Section 14.15 (and Article I and Article XIV to the extent relating thereto), Purchaser Parent, solely for purposes of Section 8.12, Section 8.17, Section 8.20, Section 8.27 and Section 14.16 (and Article I and Article XIV to the extent relating thereto), LMGI, and solely for purposes of Section 8.12 and Section 14.17 (and Article I and Article XIV to the extent relating thereto), Reinsurer Parent, are each sometimes individually referred to herein as a “party,” and collectively, as the “parties.”

W I T N E S S E T H:

WHEREAS, LMIC owns ninety percent (90%), and LMFIC owns ten percent (10%), of the issued and outstanding Capital Stock (the “Shares”) of Liberty Life Assurance Company of Boston, a stock life and health insurance company domiciled in the State of New Hampshire (the “Company”);

WHEREAS, Sellers, on the terms and subject to the conditions set forth herein, desire to sell to Purchaser, and Purchaser desires to acquire, all of the Shares of the Company (the “Company Shares”);

WHEREAS, Purchaser, upon acquisition of the Company Shares, desires that (i) the Company cede to Reinsurer, and Reinsurer desires to accept and reinsure, effective as of the Effective Time, on the terms and subject to the conditions set forth in the Reinsurance Agreement, the Reinsured Liabilities (as defined therein) and (ii) the Company cede to New York Reinsurer, and New York Reinsurer desires to accept and reinsure, effective as of the Effective Time, on the terms and subject to the conditions set forth in the New York Reinsurance Agreement, the Reinsured Liabilities (as defined therein);

WHEREAS, (i) Sellers desire to sell, and to cause certain of their Affiliates to sell, to Purchaser, and Purchaser desires to acquire from Sellers and their Affiliates, the Acquired Group Benefits Assets and (ii) Sellers desire to assign, and to cause certain of their Affiliates to assign, to Purchaser, and Purchaser desires to assume from Sellers and their Affiliates, the Assumed Group Benefits Liabilities, in each case, on the terms and subject to the conditions set forth herein;

WHEREAS, simultaneously with the execution and delivery of the Reinsurance Agreement, (i) Sellers desire to sell, and to cause certain of their Affiliates to sell, to Reinsurer, and Reinsurer desires to acquire from Sellers and their Affiliates, the Acquired Life Assets, and (ii) Sellers desire to assign, and to cause certain of their Affiliates to assign, to Reinsurer, and Reinsurer desires to assume from Sellers and their Affiliates, the Assumed Life Liabilities, in each case, on the terms and subject to the conditions set forth herein;

WHEREAS, prior to the Closing, Sellers shall cause the Restructuring Transactions to occur; and

WHEREAS, to effectuate the foregoing, and in furtherance of the other transactions contemplated hereby, it is contemplated that, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, among other agreements: (i) Purchaser, Purchaser Parent and LMIC shall enter into the Guarantee Hold Harmless and Indemnification Agreement pursuant to which Purchaser and Purchaser Parent shall indemnify and defend LMIC, and hold LMIC harmless from, all Liabilities arising under the Guarantee; (ii) Purchaser, Purchaser Parent, Reinsurer, Reinsurer Parent and LMGI shall enter into the Counterparties Hold Harmless and Indemnification Agreement pursuant to which Purchaser, Purchaser Parent, Reinsurer and Reinsurer Parent shall indemnify and defend LMGI, and hold LMGI harmless from, certain Liabilities arising under the Net Worth Maintenance Agreement, as provided therein; (iii) LMIC and Purchaser shall enter into the Company Transition Services Agreement, pursuant to which LMIC shall perform or cause to be performed certain transitions services for the Company and its Affiliates with respect to the Transferred Businesses; (iv) LMIC and Reinsurer shall enter into the Reinsurer Transition Services Agreement, pursuant to which LMIC shall perform or cause to be performed certain transitions services for Reinsurer and its Affiliates with respect to the Life Business; (v) the Company and Reinsurer shall enter into the Administrative Services Agreement (Company Reinsurer) and the Company and New York Reinsurer shall enter into the Administrative Services Agreement (Company-New York Reinsurer) pursuant to which Reinsurer and New York Reinsurer shall service the Reinsured Contracts; (vi) Purchaser and Reinsurer shall enter into the Life Business Transition Services Agreement, pursuant to which Purchaser shall perform or cause to be performed certain transition services for the Reinsurer and its Affiliates with respect to the Life Business; (vii) Purchaser, Reinsurer and Trustee (as defined therein), shall enter into the Trust Agreement, pursuant to which Reinsurer shall collateralize its obligations to Purchaser pursuant to the Reinsurance Agreement; (viii) the Company and LIU shall enter into the Fronting and Inforce Reinsurance Agreement, pursuant to which LIU shall reinsure, on a one hundred percent (100%) indemnity reinsurance basis, as well as administer, the In-Force A&H Individual Business and certain Accident and Health Individual Products written by the Company from and after the Closing pursuant to the terms thereof; (ix) subject to Section 8.15, certain Affiliates of LMIC, on the one hand, and Reinsurer, on the other hand, intend to enter into the Distribution Agreement, pursuant to which such Affiliates would distribute certain life insurance products issued by Reinsurer and its Affiliates in accordance with the terms thereof; (x) LMIC and Purchaser shall enter into the Puerto Rico (and Other) Reinsurance Agreement, pursuant to which LMIC shall cede to Purchaser, and Purchaser shall accept and reinsure, one hundred percent (100%) of the Reinsured Liabilities (as defined therein); (xi) the Company and Bermuda Reinsurer shall enter into the COLI Reinsurance Agreement pursuant to which the Company shall cede to Bermuda Reinsurer, and Bermuda Reinsurer shall accept and reinsure, one hundred percent (100%) of the Reinsured Liabilities (as defined therein); (xii) the Company, Bermuda Reinsurer and Trustee (as defined therein) shall enter into the COLI Trust Agreement pursuant to which Bermuda Reinsurer shall collateralize its obligations to the Company pursuant to the COLI Reinsurance Agreement; (xiii) the Company, Bermuda Reinsurer and Reinsurer shall enter into the COLI Administrative Services Agreement, pursuant to which the Reinsurer (in its capacity as administrator thereunder) shall service the Excluded BOLI/COLI Contracts at the direction of Bermuda Reinsurer and on behalf of the Company for a period not to exceed six (6) months after the Closing Date; (xiv) Purchaser shall purchase the Lincoln Surplus Note from Reinsurer; and (xv) LMIC shall purchase the Liberty Surplus Note from Reinsurer.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

“2018 Group Benefits Incentive” has the meaning set forth in Section 9.01(c).

“2018 Life Incentive” has the meaning set forth in Section 9.02(c).

“Accident and Health Group Products” means critical illness, accident, hospital indemnity, pet, travel and any other group insurance product that may be written by an insurer authorized in a NAIC jurisdiction to write solely “accident and health” business, in each case written through Group Policies; provided, however, “Accident and Health Group Products” shall not include long term disability, short term disability, leave or life insurance products, in each case, written through Group Policies, or any Accident and Health Individual Products.

“Accident and Health Individual Policies” means Company Policies written, issued or assumed in respect of Accident and Health Individual Products.

“Accident and Health Individual Products” means critical illness, accident, hospital indemnity, pet, travel and any other individual insurance product that may be written by an insurer authorized in a NAIC jurisdiction to write solely “accident and health” business; provided, however, “Accident and Health Individual Products” shall not include long term disability, short term disability, leave or life insurance products, in each case, written through Group Policies, or any Accident and Health Group Products.

“Accident and Health Products” means Accident and Health Group Products and Accident and Health Individual Products.

“Acquired Assets” means the Acquired Group Benefits Assets and the Acquired Life Assets.

“Acquired Group Benefits Assets” means all of Sellers’ and their Affiliates’ (other than the Transferred Companies’) right, title and interest in and to (a) (i) the assets, properties, contracts (other than Policies) and rights used exclusively in connection with the Group Benefits Business and (ii) the assets, properties and rights that are set forth on Schedule 1.01(a), and (b) without duplication of the foregoing, the Assigned Group Benefits Contracts, the Books and Records and the Transferred Group Benefits Intellectual Property; provided, however, “Acquired Group Benefits Assets” shall not include any Excluded Assets.

“Acquired Life Assets” means all of Sellers’ and their Affiliates’ right, title and interest in and to (a) (i) the assets, properties, contracts (other than Policies) and rights used exclusively in connection with the Life Business and (ii) the assets, properties and rights that are set forth on Schedule 1.01(b) and (b) without duplication of the foregoing, the Assigned Life Contracts and the Transferred Life Intellectual Property; provided, however, “Acquired Life Assets” shall not include any Excluded Assets.

“Acquisition Parties” has the meaning set forth in Section 8.16(a).

“Acquisition Proposal” has the meaning set forth in Section 8.16(c).

“Action” means any civil, criminal, administrative claim, action, suit, litigation, arbitration or proceeding by or before any Governmental Authority or arbitral body.

“Adjustment Amount” means the amount set forth under the header “Adjustment Amount” on annex A of the applicable Calculation Report.

“Adjusted Statutory Capital” means the amount set forth in the row labeled “Total capital and surplus” and the column labeled “Balance Sheet” of the applicable Balance Sheet Walk, as prepared as at the Balance Sheet Date.

“Administrative Services Agreement (Company-New York Reinsurer)” means an administrative services agreement, substantially in the form attached hereto as Exhibit A, by and between the Company and New York Reinsurer.

“Administrative Services Agreement (Company-Reinsurer)” means an administrative services agreement substantially in the form attached hereto as Exhibit B, by and between the Company and Reinsurer.

“Affiliate” means, as of any given time, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such Person as of such time; provided, however, that Reinsurer’s Affiliates shall include only (i) Reinsurer Parent, (ii) Persons Controlled by Reinsurer Parent and (iii) any other Affiliate of Reinsurer Parent that is organized or domiciled in any state in the United States. For the avoidance of doubt unless otherwise set forth herein, (x) until the Closing, each of the Transferred Companies shall be deemed an Affiliate of Sellers, (y) after the Closing, neither of the Transferred Companies shall be deemed an Affiliate of Sellers and (z) Barco shall be deemed an Affiliate of Sellers.

“After-Acquired Business” has the meaning set forth in Section 8.17(b)(vii).

“Aggregate Ceding Commission” means four hundred fifty million six hundred thousand dollars ($450,600,000) plus the Aggregate Ceding Commission Adjustment Amount.

“Aggregate Ceding Commission Adjustment Amount” means the amount the set forth under the header “Aggregate Ceding Commission Adjustment Amount” on annex A of the applicable Calculation Report.

“Agreed Items” has the meaning set forth in Section 2.14(a).

“Agreement” has the meaning set forth in the Preamble.

“Alien Group Benefits Employees” has the meaning set forth in Section 9.01(a)(iii).

“Alien Life Employees” has the meaning set forth in Section 9.02(a)(iii).

“Allocation” has the meaning set forth in Section 10.14(b).

“Ancillary Agreements” means each of the agreements the forms of which are attached hereto as Exhibits A through T and each of the agreements, exhibits, annexes, schedules and other attachments thereto.

“Applicable Individual” has the meaning set forth in Section 8.01(a)(xii).

“Applicable Statutory Discount Rate” means as to any Discovered Contract, with respect to Schedule 1.01(p), the percentage set forth in the cell under the column labeled “Stat” in the row that corresponds to the administrative plan code (reflected under the column labeled “AdminPlanCode”) applicable to such Discovered Contract.

“Assigned Contracts” means the Assigned Life Contracts and the Assigned Group Benefits Contracts.

“Assigned Group Benefits Contracts” means the Contracts of Sellers or their Affiliates (other than the Transferred Companies) set forth on Schedule 1.01(c).

“Assigned Life Contracts” means the Contracts of Sellers or their Affiliates set forth on Schedule 1.01(d).

“Assumed Group Benefits Employee Liabilities” means all Liabilities, whether arising prior to, at or following the Closing Date, to the extent arising under or relating to the employment or termination of employment of the Group Benefits Employees with the Group Benefits Business (other than Liabilities expressly retained by Sellers and their Affiliates pursuant to Section 9.01).

“Assumed Group Benefits Liabilities” means (a) all Liabilities arising under or relating to the Acquired Group Benefits Assets, whether arising prior to, at or following the Closing Date and (b) all Assumed Group Benefits Employee Liabilities, in each case, excluding the Excluded Group Liabilities and Pre-Balance Sheet Date Group Taxes.

“Assumed Life Employee Liabilities” means all Liabilities with respect to the Transferred Life Employees’ employment with Reinsurer and its Affiliates arising on or after the Transfer Date as set forth in Section 9.02.

“Assumed Life Liabilities” means (a) all Liabilities arising under or relating to the Acquired Life Assets, whether arising prior to, at or following the Closing Date, and (b) all Assumed Life Employee Liabilities, in each case, excluding the Excluded Life Liabilities.

“Balance Sheet” means, as applicable, (a) the Estimated Balance Sheet, (b) the Post-Closing Balance Sheet or (c) the Final Balance Sheet.

“Balance Sheet Walk” means, as applicable, (a) the Estimated Balance Sheet Walk, (b) the Post-Closing Balance Sheet Walk or (c) the Final Balance Sheet Walk.

“Balance Sheet Date” means 11:59:59 p.m., New York City time, on the last day of the calendar month immediately preceding the calendar month in which the Closing occurs.

“Balance Sheet Date Straddle Period” means any taxable period that begins on or before the Balance Sheet Date and ends after the Balance Sheet Date.

“Balance Sheet Methods” means the methodologies, procedures, judgments, assumptions and estimates described in Schedule 1.01(e).

“Barco” has the meaning set forth in the definition of Excluded Subsidiaries.

“Barco Contracts” has the meaning set forth in Section 8.27(a).

“Base Purchase Price” has the meaning set forth in the definition of Purchase Price.

“Base Salary” means (a) if the Closing occurs on or prior to April 2, 2018, the base salary as in effect immediately prior to the Closing Date, increased to reflect the 2018 merit increase, if any, approved by Sellers in the ordinary course of business and consistent with past practice or (b) if the Closing occurs after April 2, 2018, the base salary as in effect immediately prior to the Closing Date.

“Base Wages” means (a) if the Closing occurs on or prior to April 2, 2018, the base wage rate as in effect immediately prior to the Closing Date, increased to reflect the 2018 merit increase, if any, approved by Sellers in the ordinary course of business and consistent with past practice or (b) if the Closing Date occurs after April 2, 2018, the base wage rate as in effect immediately prior to the Closing Date.

“Benefit Plan” means each written or unwritten employee benefit plan, program, policy, arrangement and contract, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other incentive-based arrangement, and any employment, consulting, termination, retention, bonus, change in control, fringe-benefit, paid time off, severance or other compensatory plan, program, policy, arrangement or contract (excluding any Multiemployer Plan) that is (or is required to be) sponsored, maintained or contributed to by a Seller or any of its Affiliates or with respect to which a Seller or any of its Affiliates has any current or potential Liability.

“Bermuda Reinsurer” means Liberty Re (Bermuda) Limited, a company organized under the Laws of Bermuda.

“BOLI/COLI Contracts” means all Company Policies written, issued or assumed by the Company under which employees, former employees, directors or former directors of a bank, corporation or other corporate entity are the insureds and such bank, corporation or corporate entity, or any trust or other corporate entity used for the express purpose of procuring such Company Policies, is the policy owner or a beneficiary, including key-person policies, policies procured to collateralize loans, policies backing a buy-sell redemption or similar arrangement and split-dollar policies.

“Book Value” means, with respect to any Investment Asset held by the Company as of any date of determination, the statutory book value thereof determined in accordance with SAP.

“Books and Records” means originals or, to the extent originals are not available, copies of (a) all records and all other data and information in whatever form maintained (including computer generated, recorded or stored records) in the possession of a Transferred Company and (b) all records and all other data and information in whatever form maintained (including computer generated, recorded or stored records) in the possession or control of, or reasonably available to, Sellers or any Affiliate of Sellers to the extent relating primarily to a Transferred Business, the In-Force A&H Individual Business or the Excluded BOLI/COLI Contracts, including (i) administrative records, (ii) claims and claims handling records, (iii) Policy and contract files, (iv) sales records, (v) files and records relating to applicable Law, (vi) reinsurance records, (vii) personnel records of the Transferred Business Employees, (viii) underwriting records and (ix) actuarial and reserving records, including actuarial reports, analyses and memoranda; provided, however, “Books and Records” shall not include: (u) any portion of (i) any Combined Tax Return or (ii) any other Tax Return (or any supporting work papers or other documentation related thereto) related to Taxes paid or payable by Sellers or any of their respective Affiliates (other than any such other Tax Returns or supporting work papers or other documentation related to Taxes paid or payable by the Transferred Companies); (v) records, data and information with respect to any Benefit Plan, other than as required by this Agreement, including Article IX, or to the extent related to a Group Benefits Business Plan or Life Business Plan; (w) any books and records relating exclusively to the Retained Businesses (except with respect to the In-Force A&H Individual Business and the Excluded BOLI/COLI Contracts); (x) any records or other data that relate to any internal corporate matters of Sellers or their Affiliates (other than the internal corporate matters of the Transferred Companies), including minute books, shareholder consents, consolidated financial reports, documents and other materials reflecting or relating to internal corporate governance approval processes of Sellers or their Affiliates (other than the Transferred Companies); (y) certificates of incorporation, bylaws, corporate seals, licenses to do business and other corporate records relating to corporate organization or capitalization of Sellers or their respective Affiliates (other than the Transferred Companies); or (z) any internal drafts, opinions, valuations, correspondence or other materials produced by, or provided between or among, Sellers and their Affiliates or Representatives in connection with the negotiation or valuation of the specific transactions contemplated hereunder or the terms of engagement of such Representatives with respect thereto.

“Books and Records Plan” has the meaning set forth in Section 8.02(e).

“Burdensome Condition” has the meaning set forth in Section 8.03(c).

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in Birmingham, Alabama, Boston, Massachusetts or New York, New York are required or authorized by Law to be closed.

“Business Employees” means the (a) Group Benefits Employees and (b) Life Employees.

“Calculation Report” means the Closing Calculation Report, the Post-Closing Calculation Report and the Final Calculation Report, as applicable.

“Calculation Report Methods” means the methodologies, procedures, judgments, assumptions and estimates described in Schedule 1.01(f).

“Cancelled Awards” has the meaning set forth in Section 9.04.

“Capital Stock” means any capital stock of, or other type of equity ownership interest in, as applicable, a Person.

“Ceding Commission” means the portion of the Aggregate Ceding Commission allocable to the Reinsurance Agreement.

“Change of Control” has the meaning set forth in Section 8.17(c).

“Claim Notice” has the meaning set forth in Section 13.09(a).

“Closing” has the meaning set forth in Section 2.01.

“Closing Calculation Report” has the meaning set forth in Section 2.08(a).

“Closing COLI Book Value” has the meaning set forth in Section 2.09(g).

“Closing Date” means (a) the third (3rd) Business Day immediately following the satisfaction or waiver of the conditions set forth in Article XI, other than any such conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at the Closing; provided, however, that if the Closing would otherwise have occurred during the last seven (7) days of a calendar month, then the Closing shall not take place until the first Business Day of the next calendar month, or (b) any other date as the parties may mutually agree in writing.

“Closing Date Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Closing Date Surplus Note” means a surplus note with a principal amount equal to the increase in the Company’s surplus required by the Commissioner of the New Hampshire Insurance Department to approve the Extraordinary Dividend.

“Closing Life Book Value” has the meaning set forth in Section 2.09(e)(i).

“Closing Net Settlement Amount” has the meaning set forth in Section 2.09(d)(i) or Section 2.09(d)(ii), as applicable.

“Closing Payment” has the meaning set forth in Section 2.08(b).

“Closing Purchase Price” means the Purchase Price as determined by reference to the Estimated Balance Sheet and the Closing Calculation Report.

“Closing Total Assets” has the meaning set forth in Section 2.09(d)(i).

“Closing Total Cash and Invested Assets” has the meaning set forth in Section 2.09(d)(i).

“Closing Total Liabilities” has the meaning set forth in Section 2.09(d)(i).

“Closing Reconciliation Amount” has the meaning set forth in Section 2.09(d)(i).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state or local Law.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor federal Tax statute.

“COLI Administrative Services Agreement” means a COLI administrative services agreement or agreements to be entered into by and among the Company, Bermuda Reinsurer and/or Reinsurer (in its capacity as administrator thereunder), substantially in accordance with the material terms set forth in Exhibit C.

“COLI Asset Report” has the meaning set forth in Section 2.09(a).

“COLI Investment Assets” means all Investment Assets listed on Section 1.01(a) of the Sellers Disclosure Schedule, dated as of January 11, 2018, as such Investment Assets may be substituted, replaced or modified in accordance with the Company’s applicable Investment Guidelines from time to time.

“COLI Obligations” has the meaning set forth in Section 14.16.

“COLI Reinsurance Agreement” means a COLI reinsurance agreement substantially in the form attached hereto as Exhibit D, by and between the Company and Bermuda Reinsurer.

“COLI Trust Account” means any and all of the accounts established pursuant to the COLI Trust Agreement.

“COLI Trust Agreement” means a trust agreement by and among the Company, Bermuda Reinsurer and a trustee substantially in the form of Exhibit E.

“Combined Employee” means an In-Force Service & Maintenance Employee identified on Section 5.22(c) of the Sellers Disclosure Schedule as a “Combined Employee”, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Combined Tax Return” has the meaning set forth in Section 10.04(a).

“Company” has the meaning set forth in the Recitals.

“Company Financial Statements” has the meaning set forth in Section 4.04(a).”Company Investment Assets” has the meaning set forth in Section 8.10(a).

“Company Policies” means Policies written, issued or assumed by the Company; provided, however, “Company Policies” shall not include the Excluded BOLI/COLI Contracts or the Accident and Health Individual Policies.

“Company Shares” has the meaning set forth in the Recitals.

“Company Subsidiary” has the meaning set forth in the definition of Transferred Companies.

“Company Transition Services Agreement” means a transition services agreement substantially in the form attached hereto as Exhibit F, by and between the Company and LMIC.

“Comparable Offer of Employment” means, with respect to a Business Employee, an offer of employment that is in compliance with Section 9.01 (in the case of Group Benefits Employees) or Section 9.02 (in the case of Life Employees) and provides a comparable position with substantially similar duties as in effect immediately prior to the Closing Date and a work location that is within fifty (50) miles of the Business Employee’s principal work location as in effect immediately prior to the Closing Date.

“Competing After-Acquired Revenues” has the meaning set forth in Section 8.17(b)(vii).

“Competing Business” has the meaning set forth in Section 8.17(a).

“Confidential Information” means all information of any kind concerning the Disclosing Party or any of its Affiliates obtained directly or indirectly from the Disclosing Party or any of its Affiliates or Representatives in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, except information (a) ascertainable or obtained from public or published sources, (b) received from a Person who is not an Affiliate or Representative of the Disclosing Party who is under no obligation to keep such information confidential, (c) which is or becomes known to the public (other than through a breach of this Agreement or any other confidentiality or non-disclosure obligation of any Person), (d) which was in the Receiving Party’s possession prior to disclosure thereof to the Receiving Party and which was not subject to any obligation to keep such information confidential or (e) which is independently developed by the Receiving Party or its Affiliates without the use or benefit of any information that would otherwise be Confidential Information.

“Confidentiality Agreements” means (a) the letter agreement by and between LMGI and Purchaser Parent, dated July 26, 2017, as amended on November 1, 2017, (b) the letter agreement by and between LMGI and Reinsurer Parent, dated August 8, 2017, and (c) the letter agreement by and between Purchaser Parent and Reinsurer Parent, dated August 30, 2017.

“Contract” means, with respect to any Person, any agreement, contract, lease, license, instrument or other legally binding obligation to which such Person is a party or is otherwise subject or bound.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person through the ownership of securities, by contract or otherwise and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Counterparties” means Purchaser and Reinsurer.

“Counterparties Deductible” has the meaning set forth in Section 13.08(e).

“Counterparties Hold Harmless and Indemnification Agreement” means a hold harmless and indemnification agreement substantially in the form attached hereto as Exhibit G, by and among LMGI, Purchaser, Purchaser Parent and Reinsurer.

“Credited Life New York Rate” means the product of (a) the New York Ceding Commission (as may be adjusted, if applicable, by the Net Retained Liabilities Ceding Commission Adjustment as defined in, and contemplated by, the New York Reinsurance Agreement) multiplied by (b) (i) the FHLB Rate multiplied by (ii) a fraction, the numerator of which is the number of calendar days during the period commencing on and including the day following the Balance Sheet Date and ending on and including the date immediately prior to the Closing Date, and the denominator of which is three hundred sixty five (365).

“Credited Life Non-New York Rate” means the product of (a) the Ceding Commission (as may be adjusted, if applicable, by the Net Retained Liabilities Ceding Commission Adjustment as defined in, and contemplated by, the Reinsurance Agreement) multiplied by (b) (i) the FHLB Rate multiplied by (ii) a fraction, the numerator of which is the number of calendar days during the period commencing on and including the day following the Balance Sheet Date and ending on and including the date immediately prior to the Closing Date, and the denominator of which is three hundred sixty five (365).

“Credited Rate” means the product of (a) the Base Purchase Price multiplied by (b) (i) Purchaser’s two-week FHLB borrowing rate for amounts in excess of $1 billion (the “FHLB Rate”) multiplied by (ii) a fraction, the numerator of which is the number of calendar days during the period commencing on and including the day following the Balance Sheet Date and ending on and including the date immediately prior to the Closing Date, and the denominator of which is three hundred sixty five (365).

“DA Transition Period” means the period from the Closing through December 31, 2018.

“DAC Tax Election” has the meaning set forth in Section 10.15(a).

“Deminimis Amount” has the meaning set forth in Section 13.08(a).

“Direct Product Tax Claim” has the meaning set forth in Section 13.10(a).

“Disclosing Party” has the meaning set forth in Section 8.02(c).

“Discovered Contract” has the meaning set forth in Section 8.23(a).

“Discovered Contract Notice” has the meaning set forth in Section 8.23(a).

“Discovered Contract Transfer Amount” means, (a) with respect to a Discovered Contract other than a term policy, the general account statutory reserves in respect of such Discovered Contract, calculated as of the Balance Sheet Date in accordance with the Statement of Net Settlement Methods, that would have been transferred to Reinsurer pursuant to Article II had such Discovered Contract been taken into account in the calculation of the Closing Net Settlement Amount reflected in the Final Statement of Net Settlement and (b) with respect to a Discovered Contract that is a term policy, the economic reserves in respect of such Discovered Contract, calculated as of the Balance Sheet Date in accordance with the Statement of Net Settlement Methods, that would have been transferred to Reinsurer pursuant to Article II had such Discovered Contract been reserved for by St. James and taken into account in the calculation of the Closing Net Settlement Amount reflected in the Final Statement of Net Settlement, in each case, plus interest thereon, calculated at the Applicable Statutory Discount Rate, for the period from the Closing Date to the date of such payment to the Reinsurer; provided, however, with respect to any Discovered Contract that is a life insurance Policy for which a claim for a death benefit (including through a request for deposit to a retained asset account) or similar policy benefit has been made, the “Discovered Contract Transfer Amount” shall equal the sum of the amount of such death benefit or other similar policy benefit plus all interest and other amounts due thereunder, as provided by contract and applicable Law, with respect to such Discovered Contract.

“Disputed Items” has the meaning set forth in Section 2.14(a).

“Distribution Agreement” means a distribution agreement to be entered into by and among Helmsman Insurance Agency Inc., Emerald City Insurance Agency, Inc. and Reinsurer substantially in accordance with the material terms set forth in Exhibit Q.

“Distribution Incentive Arrangement” means the Group Benefits Business Plan that provides guaranteed commission payments to the Group Benefits Employees listed on Section 9.01(g) of Sellers Disclosure Schedule.

“Effective Time” means 12:00:01 a.m., New York City time, on the first day of the calendar month in which the Closing occurs.

“Electronic Data Room” means the electronic data room hosted by Merrill DataSite at http://www.merrillcorp.com, labeled “Project Providence.”

“Eligible Life Investment Assets” means all of the Life Investment Assets owned by the Company immediately prior to the Closing, other than the Specified Investment Assets, the Specified CML Participations and the Investment Assets to be retained by the Company pursuant to the Statement of Net Settlement Methods or by Sellers pursuant to Section 8.10.

“Encumbrance” means any pledge, security interest, mortgage, lien, attachment, right of first refusal, option, covenant, condition or restriction, including any restriction on receipt of income or exercise of any other attribute of ownership, except such restrictions as may be contained in any applicable insurance Law.

“Enforceability Exceptions” has the meaning set forth in Section 3.01(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.25(c).

“Estimated Aggregate Ceding Commission” means the Aggregate Ceding Commission calculated based on the Closing Calculation Report.

“Estimated Balance Sheet” means column “Y” (labeled “Balance Sheet”) on the Estimated Balance Sheet Walk.

“Estimated Balance Sheet Walk” has the meaning set forth in Section 2.08(a).

“Estimated Ceding Commission” has the meaning set forth in Section 2.09(a).

“Estimated Ceding Commission Report” has the meaning set forth in Section 2.09(c).

“Estimated Excess Section 338(h)(10) Elections Benefit” shall have the meaning set forth in Section 2.14(a).

“Estimated Life Asset Report” has the meaning set forth in Section 2.09(a).

“Estimated New York Ceding Commission” has the meaning set forth in Section 2.09(a).

“Estimated New York Required Balance” has the meaning set forth in Section 2.09(c).

“Estimated Report” has the meaning set forth in Section 2.09(a).

“Estimated Required Balance” has the meaning set forth in Section 2.09(c).

“Estimated Required Balance Report” has the meaning set forth in Section 2.09(c).

“Estimated Section 338(h)(10) Elections Adjustment Amount” means (a) the lesser of (i) the Estimated Section 338(h)(10) Elections Cost and (ii) the Estimated Section 338(h)(10) Elections Benefit, plus (b) eighty-percent (80%) of the Estimated Section 338(h)(10) Elections Excess.

“Estimated Section 338(h)(10) Elections Benefit” has the meaning set forth in Section 2.14(a).

“Estimated Section 338(h)(10) Elections Cost” has the meaning set forth in Section 2.14(a).

“Estimated Section 338(h)(10) Elections Excess” has the meaning set forth in Section 2.14(b).

“Estimated Statement of Net Settlement” means column “C” (labeled “Statement of Net Settlement”) on the Estimated Statement of Net Settlement Walk.

“Estimated Statement of Net Settlement Walk” has the meaning set forth in Section 2.09(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Assets” means all of Sellers’ and their Affiliates’ right, title and interest in, to or under the following assets, properties, contracts and rights related to the Transferred Businesses: (a) cash and investment assets beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Sellers and their Affiliates (other than the Transferred Companies) and any contracts related thereto (except to the extent the same constitutes a Transferred Investment Asset); (b) any assets, properties and rights, including rights in Intellectual Property, to the extent exclusively related to an Excluded Business Function; (c) the Excluded Contracts; (d) Permits (other than those held by the Transferred Companies); (e) any Tax refunds, credits or offsets (or rights thereto) to the extent provided in Article X; (f) any real property owned by Sellers or their Affiliates; (g) any assets, properties or rights included within the definition of “Acquired Assets” that are disposed of prior to the Closing Date in accordance with this Agreement; and (h) any assets arising out of or relating to employee benefit or other compensation plans, programs, agreements or arrangements maintained or contributed to (or formerly maintained or contributed to) by Sellers or their Affiliates, other than with respect to the Group Benefits Business Plans and the Life Business Plans.

“Excluded BOLI/COLI Contracts” means the Policies written, issued or assumed by the Company corresponding to the plan codes listed on Schedule 1.01(g), including all supplements, endorsements, riders and amendments thereto entered into at any time.

“Excluded Business Functions” means any of the following: (a) treasury, banking, and cash management services; (b) asset management and investment services; (c) human resources, talent and enterprise services and benefits services; (d) enterprise information technology services, enterprise hosting services, enterprise technology services, and network and telecommunications services; (e) legal and compliance services; (f) tax services not specifically identified in Schedules 1.01(c) or 1.01(d); (g) enterprise finance and accounting services; and (h) real property services.

“Excluded Contracts” means Contracts included within the definition of “Assigned Contracts” that are terminated in accordance with this Agreement on or prior to the Closing Date.

“Excluded Group Liabilities” means all Liabilities arising out of, in connection with or relating to (a) the Retained Businesses, (b) the Excluded Subsidiaries, (c) any employees of Sellers or their Affiliates, other than the Assumed Group Benefits Employee Liabilities, (d) the Restructuring Transactions or the failure to effect any contemplated Restructuring Transaction (excluding, for the avoidance of doubt, a reduction in assets of the Company resulting from the Restructuring Transactions to the extent that such assets were not reflected on the Final Balance Sheet or the Final Statement of Net Settlement) or (e) Liabilities expressly retained by Sellers and their Affiliates pursuant to Section 9.01; provided, however, “Excluded Group Liabilities” shall not include any Liabilities (x) of Purchaser or its Affiliates (including the Company) arising under an Ancillary Agreement (including, for the avoidance of doubt, the Counterparties Hold Harmless and Indemnification Agreement), (y) assumed by the Company pursuant to the terms of a Restructuring Agreement or (z) for which reserves were established and set forth on the Final Balance Sheet Walk, solely to the extent of the reserved amount.

“Excluded Life Investment Assets” has the meaning set forth in Section 2.09(e)(i).

“Excluded Life Liabilities” means all Liabilities arising out of, in connection with or relating to (a) the Retained Businesses or the Excluded Assets, (b) the Benefit Plans (other than the Life Business Plans set forth in Section 9.02(g) of the Sellers Disclosure Schedule), (c) any employees of Sellers or their Affiliates, other than the Assumed Life Employee Liabilities, (d) the Excluded Subsidiaries, (e) the Restructuring Transactions or the failure to effect any contemplated Restructuring Transaction (excluding, for the avoidance of doubt, a reduction in assets of the Company resulting from the Restructuring Transactions to the extent that such assets were not reflected on the Final Balance Sheet or Final Statement of Net Settlement), or (f) Liabilities expressly retained by Sellers and their Affiliates pursuant to Section 9.02; provided, however, “Excluded Life Liabilities” shall not include any Liabilities (w) of Reinsurer or its Affiliates arising under an Ancillary Agreement (including, for the avoidance of doubt, the Counterparties Hold Harmless and Indemnification Agreement), (x) assumed by the Company pursuant to the terms of a Restructuring Agreement; (y) for which reserves, other than IBNR or similar non-seriatim reserves, were established and set forth on the Final Statement of Net Settlement Walk, solely to the extent that the reserved amount was at least equal to the amount that was required to be set forth on the Final Statement of Net Settlement Walk based on the Statement of Net Settlement Methods or (z) any amounts excluded from the definition of “Losses” pursuant to the last sentence thereof.

“Excluded Subsidiaries” means (a) Liberty Personal Insurance Company, a stock property and casualty insurance company domiciled in State of New Hampshire, and (b) Barco Assignments Ltd., a limited liability company licensed to conduct international business under the Laws of Barbados (“Barco”).

“Extraordinary Dividend” means the dividend paid by the Company to Sellers at or immediately prior to the Closing in an amount equal to the Extraordinary Dividend Amount.

“Extraordinary Dividend Amount” means an amount, determined by Purchaser, up to the amount that, if paid as a dividend by the Company following the transactions contemplated by this Agreement, the Ancillary Agreements and any other internal reinsurance transactions completed on the Closing Date by Purchaser and its Affiliates, would result in the Company having a company action level risk based capital ratio determined in accordance with applicable Law and SAP of the state of domicile of the Company of no less than four hundred percent (400%).

“Fair Market Value” means, with respect to any Investment Asset, the fair market value of an asset determined in accordance with the Fair Market Value Methods.

“Fair Market Value Methods” means the methodologies, procedures and policies set forth on Schedule 1.01(h) for purposes of determining the fair market value of an asset.

“FHLB Rate” has the meaning set forth in the definition of Credited Rate.

“Final Aggregate Ceding Commission” means the Aggregate Ceding Commissioncalculated based on the Final Calculation Report in accordance with the Calculation Report Methods.

“Final Allocation” has the meaning set forth in Section 10.14(b).

“Final Asset Report” has the meaning set forth in Section 2.12(b).

“Final Balance Sheet” means a balance sheet, in the same format as the Reference Balance Sheet, prepared in accordance with the Balance Sheet Methods and dated as at the Balance Sheet Date, as finally determined pursuant to Article II.

“Final Balance Sheet Walk” means a balance sheet walk, in the same format as the Reference Balance Sheet Walk, prepared in accordance with the Balance Sheet Methods and dated as at the Balance Sheet Date, as finally determined pursuant to Article II.

“Final Calculation Report” means a calculation report prepared in accordance with the Calculation Report Methods, as finally determined pursuant to Article II.

“Final Ceding Commission” has the meaning set forth in Section 2.11(g).

“Final Excess Section 338(h)(10) Elections Benefit” has the meaning set forth in Section 2.14(b).

“Final Group Benefits Employee Census” has the meaning set forth in Section 9.01(a).

“Final New York Ceding Commission” has the meaning set forth in Section 2.11(g).

“Final Purchase Price” means the Purchase Price as determined by reference to the Final Balance Sheet and the Final Calculation Report.

“Final Purchaser Report” means has the meaning set forth in Section 2.11(b), Section 2.11(g) or Section 2.13(d), as applicable.

“Final Reconciliation Amount” has the meaning set forth in Section 2.12(g).

“Final Section 338(h)(10) Calculation” has the meaning set forth in Section 2.14(b).

“Final Section 338(h)(10) Elections Adjustment Amount” means (a) the lesser of (i) the Final Section 338(h)(10) Elections Cost and (ii) the Final Section 338(h)(10) Elections Benefit, plus (b) eighty-percent (80%) of the Final Section 338(h)(10) Elections Excess.

“Final Section 338(h)(10) Elections Benefit” means the Estimated Section 338(h)(10) Elections Benefit, as updated and reflected on the Final Section 338(h)(10) Calculation pursuant to Section 2.14(b).

“Final Section 338(h)(10) Elections Cost” means the Estimated Section 338(h)(10) Elections Cost, as updated and reflected on the Final Section 338(h)(10) Calculation pursuant to Section 2.14(b).

“Final Section 338(h)(10) Elections Excess” has the meaning set forth in Section 2.14(b).

“Final Settlement Report” has the meaning set forth in Section 2.12(b), Section 2.12(f) or Section 2.13(d) as applicable.

“Final Statement of Net Settlement” means a statement of net settlement, in the same format as the Reference Statement of Net Settlement, prepared in accordance with the Statement of Net Settlement Methods and dated as at the Balance Sheet Date, as finally determined pursuant to Article II.

“Final Statement of Net Settlement Walk” means a statement of net settlement walk, in the same format as the Reference Statement of Net Settlement Walk, prepared in accordance with the Statement of Net Settlement Methods and dated as at the Balance Sheet Date, as finally determined pursuant to Article II.

“Final Statements” means the Final Statement of Net Settlement Walk and Final Balance Sheet Walk.

“FMV Basis” has the meaning set forth in Section 2.14(a).

“Fronting and Inforce Reinsurance Agreement” means a reinsurance agreement substantially in the form attached hereto as Exhibit H, by and between the Company and LIU.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any government, political subdivision, court, body, board, commission, regulatory, self-regulatory or administrative agency or other instrumentality thereof, whether federal, state, local or foreign and including any regulatory authority which may be partly or wholly autonomous.

“Group Benefits 401(k) Plan” has the meaning set forth in Section 9.01(e).

“Group Benefits Actuarial Report” has the meaning set forth in Section 4.13.

“Group Benefits Business” means (a) the business of the Company and its Affiliates of entering into, underwriting, marketing, selling, issuing, delivering, reinsuring, canceling, servicing, administering and distributing, as applicable, Group Policies in respect of long term disability, short term disability, leave and life insurance, in each case, to employer groups of any size (including the association listed on Section 1.01(b) of the Sellers Disclosure Schedule) (such Policies, the “Group Benefits Policies”), and (b) the In-Force A&H Group Business; provided, however, the “Group Benefits Business” shall not include the Life Business or the Retained Businesses.

“Group Benefits Business Plans” means each Group Benefits Plan listed on Section 9.01(g) of the Sellers Disclosure Schedule.

“Group Benefits Continuation Period” has the meaning set forth in Section 9.01(b).

“Group Benefits Employee Transfer Date” has the meaning set forth in Section 9.01(a)(i).

“Group Benefits Employees” means each individual employed by a Seller or any of its Affiliates, including Shared Employees, who is listed on Section 4.27(c) of Sellers Disclosure Schedule, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.01(a).

“Group Benefits Plan” means each Benefit Plan that is with or for the benefit of any Group Benefits Employee or any of their respective beneficiaries and dependents.

“Group Benefits Policies” has the meaning set forth in the definition of Group Benefits Business.

“Group Benefits Qualifying Termination” means (a) a termination of employment by Purchaser or its Affiliates of a Transferred Group Benefits Employee other than for cause (including in connection with a redundancy, reduction in force or job elimination) or (b) a resignation of employment by a Transferred Group Benefits Employee due to (i) any material reduction in Base Salary or Base Wages, short term incentive opportunity or long term incentive opportunity of the Transferred Group Benefits Employee as in effect for such individual immediately prior to the Closing Date, or (ii) a relocation of more than fifty (50) miles from the office to which the Transferred Group Benefits Employee is assigned for such individual immediately prior to the Closing Date; provided, however, that with respect to any termination of employment pursuant to clause (b), the Transferred Group Benefits Employee must: (x) provide notice to Purchaser of his or her intention to terminate within ninety (90) days following the act or omission which constitutes an event or circumstance described in clause (b); (y) give Purchaser an opportunity to cure its failure within thirty (30) days following delivery of such notice; and (z) provided that Purchaser has failed to cure its failure within such thirty (30) day cure period, terminate employment within thirty (30) days following the expiration of such cure period.

“Group Cap” has the meaning set forth in Section 13.08(a).

“Group Deductible” has the meaning set forth in Section 13.08(a).

“Group Distributor” has the meaning set forth in Section 4.16.

“Group Policies” means any Policy written for any group, association or organization, including an employer group of any size, whether on an employer funded (in whole or in part) or voluntary basis.

“Group Specified Damages” has the meaning set forth in Exhibit F to this Agreement.

“Guarantee” means that certain Guarantee, dated as of February 3, 1998, as amended March 3, 2006, by and between LMIC and the Company.

“Guarantee Hold Harmless and Indemnification Agreement” means a hold harmless and indemnification agreement substantially in the form attached hereto as Exhibit L, by and between LMIC, Purchaser and Purchaser Parent.

“Hard Materials” has the meaning set forth in Section 8.11(d).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-Force A&H Group Business” means the business of entering into, underwriting, marketing, selling, issuing, delivering, reinsuring, administering and distributing, as applicable, critical illness, hospital indemnity, accident, travel and pet insurance Policies, in each case, to the extent (a) included in the definition of Accident and Health Group Products, and either (b) (i) issued by the Company prior to (and in force as of) the Closing Date or (ii) written by the Company prior to the Closing Date and scheduled to become effective on or after the Closing Date.

“In-Force A&H Individual Business” means the business of entering into, underwriting, marketing, selling, issuing, delivering, reinsuring, administering and distributing, as applicable, critical illness, hospital indemnity, accident, travel and pet insurance Policies, in each case, to the extent (a) included in the definition of Accident and Health Individual Products, and either (b) (i) issued by the Company prior to (and in force as of) the Closing Date or (ii) written by the Company prior to the Closing Date and scheduled to become effective on or after the Closing Date.

“In-Force Life and Annuity Policies” has the meaning set forth in the definition of Life Business.

“In-Force Service & Maintenance Employee” means a Life Employee who is listed on Section 5.22(c) of the Sellers Disclosure Schedule, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Inactive Group Benefits Employee” means any Group Benefits Employee who, as of the Closing Date, is on (a) short-term disability or medical leave, (b) long-term disability leave, (c) leave under the Family Medical Leave Act of 1993 or a similar state or local law, (d) military leave, or (e) any other leave of absence, including temporary leave for purposes of jury or military duty, maternity or paternity leave or approved personal leave.

“Inactive Life Employee” means any Life Employee who, as of the Closing Date, is on (a) short-term disability or medical leave, (b) long-term disability, (c) leave under the Family Medical Leave Act of 1993 or a similar state or local law, (d) military leave, or (e) any other leave of absence, including temporary leave for purposes of jury or military duty, maternity or paternity leave or approved personal leave.

“Indemnified Party” has the meaning set forth in Section 13.09(a).

“Indemnifying Party” has the meaning set forth in Section 13.09(a).

“Independent Accountant” means a jointly selected partner or senior employee at a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of the parties to the dispute in question and is otherwise independent and impartial; provided, however, that if such parties are unable to select an accounting firm within twenty (20) Business Days, any party to the dispute in question may request that the American Arbitration Association appoint, within ten (10) Business Days from the date of such request or as soon as practicable thereafter, a partner or senior employee at a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of the parties to such dispute, who is a certified public accountant and who is independent and impartial, to be the Independent Accountant.

“Independent Actuary” means a jointly selected partner or senior employee at a nationally recognized actuarial firm, who is a Fellow of the Society of Actuaries and who is independent and impartial; provided, however, that if the parties to the dispute in question are unable to select a partner or senior employee within twenty (20) Business Days, any party to such dispute may request that the American Arbitration Association appoint, within ten (10) Business Days from the date of such request or as soon as practicable thereafter, a partner or senior employee at a nationally recognized actuarial firm that is not an actuarial firm of any of the parties to such dispute, who is a Fellow of the Society of Actuaries and who is independent and impartial, to be the Independent Actuary.

“Independent Section 338(h)(10) Calculation” has the meaning set forth in Section 2.14(a).

“Initial COLI Required Balance” means an amount equal to the absolute value of the sum of (a) the amount set forth in the row “Policy and contract reserves” plus (b) the amount set forth in the row “Interest maintenance reserve – existing” plus (c) the amount set forth in the row “Asset valuation reserve,” in each case, as reflected on column 11 (labeled “Reinsurance of COLI to Retained Entities”) in each case, as set forth on the Estimated Balance Sheet Walk.

“Intellectual Property” means collectively, all of the following in any and all jurisdictions, registered and unregistered: all patents (including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof), Trademarks, copyrights (including copyrights in software) and copyrightable subject matter, trade secrets, know-how, inventions, processes, proprietary technology, software, design and database rights and rights in data, formulae, and methodologies, and all applications and registrations for the foregoing, and all other similar intellectual property rights, in each case to the extent arising or existing under applicable Law.

“Intercompany Agreements” means (a) all Contracts between any of the Transferred Companies, on the one hand, and any of Sellers or any Affiliate of Sellers (other than the Transferred Companies), or any of their respective directors, officers or employees, on the other hand, and (b) any guarantee, keep well or surety bond (including any necessary collateral, indemnity or other agreements associated therewith) issued by or on behalf of (i) any of the Transferred Companies for the benefit of any of Sellers or any Affiliate of Sellers (other than the Transferred Companies) or (ii) Sellers or any of their Affiliates (other than the Transferred Companies) for the benefit of any of the Transferred Companies; provided, however, “Intercompany Agreements” shall not include the Contracts set forth on Section 8.07(c) of the Sellers Disclosure Schedule.

“Interest Rate” means the annual yield rate, on the date to which the 90-Day Treasury Rate relates, of actively traded U.S. Treasury securities having a remaining duration to maturity of three (3) months, as such rate is published under “Treasury Constant Maturities” in Federal Reserve Statistical Release H.15(519).

“Interim Tax Period” means the portion of any Pre-Closing Tax Period, Balance Sheet Date Straddle Period, or Closing Date Straddle Period that begins on the day after the Balance Sheet Date and ends on the Closing Date.

“Interim Taxes” has the meaning set forth in Section 10.04(b).

“Internal Merger” has the meaning set forth in Section 8.11(c).

“Investment Assets” means any security and any other investment assets, including bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness, real estate, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives, investment funds, participation certificates or interests and all other assets acquired for investment purposes.

“Investment Company Act” has the meaning set forth in Section 3.04(b).

“Investment Guidelines” has the meaning set forth in Section 4.21.

“IRS” means the Internal Revenue Service.

“Knowledge” means, (a) with respect to Sellers, (i) the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.01(c)(i) of the Sellers Disclosure Schedule, and (ii) the actual knowledge of those individuals listed on Section 1.01(c)(ii) of the Sellers Disclosure Schedule, without any inquiry beyond reviewing the applicable representation or warranty set forth in Articles III, Article IV and Article V herein, (b) with respect to Purchaser, the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.01(a) of the Purchaser Disclosure Schedule and (c) with respect to Reinsurer, (i) the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.01(a)(i) of the Reinsurer Disclosure Schedule, and (ii) the actual knowledge of those individuals listed on Section 1.01(a)(ii) of the Reinsurer Disclosure Schedule, without any inquiry beyond reviewing the applicable representation or warranty set forth in Article VII herein; provided that (x) for purposes of Section 4.16, Section 4.26, Section 5.14 and Section 5.21, reasonable inquiry shall not require any inquiry of any Group Distributor, Producer, Life Distributor or Life Producer, as applicable, in each case, who is not an employee of Sellers or their Affiliates and (y) and for purposes of Section 6.08, reasonable inquiry shall not require inquiry of any Person who is not an employee of Purchaser or its Affiliates.

“Law” means any federal, state or local law, statute, ordinance, administrative ruling, rule, regulation, codes, statutes, judgments, injunctions, orders and decrees or principle of common law or equity imposed by or on behalf of a Governmental Authority.

“Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

“Liberty Legacy Products” has the meaning set forth in Exhibit Q to this Agreement.

“Liberty Qualifying Termination” means (a) a termination of employment by LMGI or its Affiliates of an employee of LMGI or its Affiliates other than for cause (including in connection with a redundancy, reduction in force or job elimination) or (b) a resignation of employment by an employee of LMGI or its Affiliates due to good reason (as defined in the applicable LMGI plans, agreements and policies).

“Liberty Surplus Note” means a surplus note in the principal amount of fifty five million ($55,000,000) (or such lesser amount as is designated by Reinsurer prior to the Closing) substantially in the form attached hereto as Exhibit S, issued by Reinsurer to LMIC.

“Licensed Liberty IP” means rights in Intellectual Property that are (a) owned by Sellers or their Affiliates (other than a Transferred Company), (b) used in a Transferred Business at any time between the date hereof and the Closing Date and (c) not used exclusively by or in an Excluded Business Function. For the avoidance of doubt, the Licensed Liberty IP includes the software and systems set forth on Schedule 1.01(i) solely to the extent such software or systems are owned or licensable by Sellers or their Affiliates (other than a Transferred Company)

pursuant to Section 8.28, and also includes the Licensed Liberty Modifications and all implementations, embondiments, software code (including source and object code), scripts, data structures, libraries, routines, database schemas and all written documentation in existence as of the date hereof or as of the Closing describing the design, development, implementation, maintenance and support of such Licensed Liberty IP.

“Licensed Liberty Modifications” means modifications made to Intellectual Property licensed by Sellers or their Affiliates from third parties that (a) are used in a Transferred Business at any time between the date hereof and the Closing Date, (b) Sellers or their Affiliates have the right to license to a Transferred Company following the Closing Date and (c) are not exclusively used by or in an Excluded Business Function.

“Licensed Lincoln IP” means rights in Intellectual Property that are (a) owned by a Transferred Company as of the Closing Date, and (b) used in the Life Business at any time between the date hereof and the Closing Date. For the avoidance of doubt, the Licensed Lincoln IP includes the Licensed Lincoln Modifications and all implementations, embodiments, software code (including source and object code), scripts, data structures, libraries, routines, database schemas and all written documentation describing the design, development, implementation, maintenance and support of such Licensed Lincoln IP sufficient to allow for the use of the Licensed Lincoln IP in the Life Business, to the extent that such documentation is in the possession of the Transferred Companies.

“Licensed Lincoln Modifications” means modifications made to Intellectual Property licensed by a Transferred Company, as of the Closing Date, from third parties, including from Sellers and their Affiliates that (a) were developed by or on behalf of a Transferred Company as of the Closing Date, (b) are used in the Life Business at any time between the date hereof and the Closing Date, and (c) a Transferred Company has the right to license to Reinsurer following the Closing Date.

“Life 401(k) Plan” has the meaning set forth in Section 9.02(e).

“Life Actuarial Report” has the meaning set forth in Section 5.11.

“Life Books and Records” means (a) all Books and Records relating primarily to the Life Business and (b) Books and Records relating to the Excluded BOLI/COLI Contracts.

“Life Business” means the business of the Company of entering into, underwriting, marketing, selling, issuing, delivering, reinsuring, canceling, servicing and administering individual life (including the BOLI/COLI Contracts other than the Excluded BOLI/COLI Contracts) and individual and group annuity Policies (including annuity Policies in respect of qualified and non-qualified structured settlements) and the individual accident and health policies listed on Section 1.01(d) of the Sellers Disclosure Schedule, in each case, to the extent issued by the Company prior to (and in force as of, or reinstated after) the Closing (such Policies, the “In-Force Life and Annuity Policies”); provided, however, that the “Life Business” shall not include the Group Benefits Business or the Retained Businesses.

“Life Business Plans” means each Life Plan listed on Section 9.02(g) of the Sellers Disclosure Schedule.

“Life Business Transition Services Agreement” means a transition services agreement substantially in the form attached hereto as Exhibit J, by and between Purchaser and Reinsurer.

“Life Cap” has the meaning set forth in Section 13.08(b).

“Life Continuation Period” has the meaning set forth in Section 9.02(b).

“Life Critical New Business Employees” means the Life Employee who is identified on Section 5.22(c) of the Sellers Disclosure Schedule as a “Life Critical New Business Employee”, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Life Deductible” has the meaning set forth in Section 13.08(b).

“Life Distributor” has the meaning set forth in Section 5.14.

“Life Employee Transfer Date” has the meaning set forth in Section 9.02(a)(i).

“Life Employees” means each individual employed by a Seller or any of its Affiliates as of the date hereof, including the In-Force Service & Maintenance Employees, Life Operations Employees and Life Critical New Business Employees, who is listed on Section 5.22(c) of the Sellers Disclosure Schedule, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Life Equity Employee” has the meaning set forth in Section 9.06.

“Life Investment Assets” has the meaning set forth in Section 8.10(a).

“Life Offer Employees” means each In-Force Service & Maintenance Employee, each Life Operations Employee and each Life Critical New Business Employee, who is listed on Section 5.22(c) of the Sellers Disclosure Schedule, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Life Operations Employees” means a Life Employee who is identified on Section 5.22(c) of the Sellers Disclosure Schedule as a “Life Operations Employee”, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.02(a).

“Life Permits” has the meaning set forth in Section 5.02(b).

“Life Plan” means each Benefit Plan that is with or for the benefit of any Life Employee or any of their respective beneficiaries and dependents.

“Life Producer” means any Producer who wrote In-Force Life and Annuity Policies prior to the Closing Date.

“Life Producer Contract” has the meaning set forth in Section 5.21(b).

“Life Qualifying Termination” means (a) a termination of employment by Reinsurer or its Affiliates of a Transferred Life Employee other than for cause (including in connection with a redundancy, reduction in force or job elimination) or (b) a resignation of employment by a Transferred Life Employee due to (i) any material reduction in the aggregate total compensation opportunity (consisting of Base Salary or Base Wages, short-term incentive opportunity and long-term incentive opportunity) of the Transferred Life Employee as in effect for such individual immediately prior to the Closing Date, or (ii) a relocation of more than fifty (50) miles from the office to which the Transferred Life Employee is assigned immediately prior to the Closing Date; provided, however, that with respect to any termination of employment pursuant to clause (b), the Transferred Life Employee must: (x) provide notice to Reinsurer of his or her intention to terminate within ninety (90) days following the act or omission which constitutes an event or circumstance described in clause (b); (y) give Reinsurer an opportunity to cure its failure within thirty (30) days following delivery of such notice; and (z) provided that Reinsurer has failed to cure its failure within such thirty (30) day cure period, terminate employment within thirty (30) days following the expiration of such cure period.

“Life Reinsurance Contracts” means the Reinsurance Contracts whereby the Company has ceded risks arising under or relating to one or more Reinsured Contracts.

“Life Retention Program” has the meaning set forth in Section 9.07.

“Life Separate Accounts” means the registered and non-registered separate accounts or sub-accounts of the Life Business as set forth on Section 3.04(e) of the Sellers Disclosure Schedule.

“Life Specified Damages” has the meaning set forth in Exhibit N to this Agreement.

“Life Statements of Assets and Liabilities” has the meaning set forth in Section 5.03(b).

“Lincoln Surplus Note” means a surplus note in the principal amount of fifty five million ($55,000,000) (or such lesser amount as is designated by Reinsurer prior to the Closing) substantially in the form attached hereto as Exhibit T, issued by Reinsurer to Purchaser.

“LMFIC” has the meaning set forth in the Preamble.

“LMGI” has the meaning set forth in the Preamble.

“LMGI AU” has the meaning set forth in Section 4.27(e).

“LMGI RU” has the meaning set forth in Section 4.27(e).

“LMIC” has the meaning set forth in the Preamble.

“LIU” means Liberty Insurance Underwriters, Inc., an Illinois corporation.

“Losses” means any damage, loss, liability, cost or expense (including reasonable and documented out-of-pocket (a) expenses of investigation, enforcement and collection and (b) attorneys’ and accountants’ fees and expenses); provided, however, that Losses hereunder shall not include (i) treble, exemplary or punitive damages other than as may be payable to third parties or (ii) indirect, special or consequential damages (in each case, other than (A) as may be payable to third parties or (B) reasonably foreseeable lost profits or diminution in value).

Notwithstanding the foregoing, (I) for purposes of any indemnification claim arising pursuant to Article V, “Losses” shall not include any life insurance benefits, annuity benefits, account values or other benefits or amounts arising under a life insurance or annuity Policy, in each case, if a corresponding reserve (other than an IBNR or similar non-seriatim reserve) in respect thereof was (x) established and set forth on the Final Statement of Net Settlement Walk (on the basis provided for in the Statement of Net Settlement Methods and then only to the extent that the reserved amount was at least equal to the amount required to be set forth therein pursuant to the Statement of Net Settlement Methods) or (y) transferred to Reinsurer pursuant to Section 8.23 and (II) without limitation of the preceding clause (I), with respect to Section 5.03(a), Section 5.03(c) and Section 5.05 (and Section 4.04(a) to the extent relating to the Life Business), Losses in respect of reserves shall be calculated in accordance with the Statement of Net Settlement Methods (applied as of any applicable date of determination). For purposes of any indemnification claim made pursuant to Section 8.23, “Losses” means the applicable Discovered Contract Transfer Amount, as finally determined thereunder. In addition, with respect to any claim for alleged Losses comprising insurance reserves with respect to the Life Business for which a method of calculation was contemplated by the Statement of Net Settlement Methods, “Losses” shall not include any amounts in excess of the amount of such reserves that would be required to be established pursuant to the Statement of Net Settlement Methods applied as of the applicable calculation date.

“Made Available” means, with respect to any document, agreement or information, that such document, agreement or information has been posted to the Electronic Data Room and (a) as to Purchaser, placed in a subfolder titled “Providence Group” or “Providence Group HR” and (b) as to Reinsurer, placed in a subfolder titled “Providence Individual” or “Providence Individual HR,” in each case, at least one (1) Business Days prior to the date hereof; provided that, in the event a claim for indemnification is brought by a Purchaser Indemnified Party in respect of a breach or inaccuracy of any representation (i) deemed set forth in Section 4.32 or (ii) contained in Article V (in Purchaser’s capacity as a Reinsurer Indemnified Party), all documents, agreements or information Made Available to Reinsurer to the extent relating thereto shall be deemed Made Available to Purchaser.

“Marks Transition Date” shall be the date that is six (6) months following the date on which all Required Regulatory Approvals to effectuate the change of the Names and Marks are received by Purchaser.

“Material Adverse Effect” means any event, circumstance, development, change, effect, or occurrence that is materially adverse to the business, operations, condition (financial or otherwise) or results of operations of the Transferred Companies or the Transferred Businesses, taken as a whole; provided, however, that none of the following shall constitute or be deemed to contribute to a “Material Adverse Effect”, and a “Material Adverse Effect” shall not include any event, circumstance, development, change, effect or occurrence to the extent resulting from, arising out of or relating to (a) changes in general economic, business or regulatory conditions in the United States, including those generally affecting the group benefits, life insurance, annuity or related reinsurance industries, or the insurance, reinsurance or financial services industries generally in the United States, (b) changes in United States or global financial or securities markets or conditions, including changes in prevailing interest rates or currency exchange rates or price levels or trading volumes in the United States or foreign securities markets, (c) changes or proposed changes in, or adoptions of, any applicable Law (including with respect to the Tax Cuts and Jobs Act), GAAP or SAP or other applicable accounting rules, or the interpretation or enforcement of any of the foregoing, including any changes in capital requirements for insurance companies required by applicable Law or mandated by any Governmental Authority, (d) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or any pandemics, earthquakes, hurricanes, tropical storms, floods, fires or other natural disasters, (e) actions taken by Purchaser (in the case of the Group Benefits Business) or Reinsurer (in the case of the Life Business) or their respective Affiliates in breach or violation of this Agreement, (f) subject to Sellers having performed or complied with Section 8.10 in all material respects, changes in the value of Investment Assets held by the Company following the date of this Agreement, (g) any action taken, or not taken, by Sellers, any of their Affiliates or any of their respective Representatives, (i) as required by this Agreement (except with respect to Sellers’ and their Affiliates’ obligations under Section 8.01) or (ii) at the written request of Purchaser or Reinsurer, as applicable, (h) the negotiation, execution, announcement or performance of this Agreement or the Ancillary Agreements or the pendency or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, provided, if any of the foregoing result in a breach of Section 3.02 or Section 3.03, the event, circumstances, developments, changes, effects or occurrences that result from, arise out of or relate to such breach shall not be disregarded in determining whether a “Material Adverse Effect” has occurred, (i) the identity of Purchaser, Reinsurer or any of their respective Affiliates or any communication by Purchaser, Reinsurer or any of their respective Affiliates regarding plans, proposals or projections with respect to a Transferred Business or the Transferred Companies (including the impact thereof on relationships, contractual or otherwise, with policyholders, reinsurers, brokers, distributors, commercial or other partners or former, current or future employees or Producers), (j) any downgrade or potential or threatened downgrade of the credit, financial strength, claims paying ability, insurance or other ratings of Sellers or the Transferred Companies (other than facts underlying such downgrade or potential or threatened downgrade) or (k) the failure by Sellers or the Transferred Companies to meet any internal or analysts’ or rating agencies’ revenue, earnings, premium written or other financial projections or forecasts (other than facts underlying such failure); except, in the cases of clauses (a) – (d), to the extent such effect disproportionately adversely affects the Transferred Businesses or the Transferred Companies, taken as a whole, relative to other Persons engaged in businesses similar to the Transferred Businesses in the United States.

“Material Contract” has the meaning set forth in Section 4.11(a).

“Materials” has the meaning set forth in Section 8.11(d).

“Methodologies” means the Balance Sheet Methods, the Calculation Report Methods and the Statement of Net Settlement Methods.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Multiparty Agreement” means each Contract for which services anticipated to be rendered or benefits anticipated to be received by the Transferred Companies during the period that is twelve (12) months from the date hereof exceeds two hundred fifty thousand dollars ($250,000), and that has as parties thereto (a) any of the Transferred Companies, (b) Sellers or any of their Affiliates (other than the Transferred Companies) and (c) a third party.

“Names and Marks” means all Trademarks that incorporate the terms “Liberty” or “Liberty Mutual” or the image of the Statue of Liberty (to the extent such image is used as a Trademark by Sellers or their Affiliates) or elements thereof or any derivation or variation of the foregoing or term or image containing any of the foregoing used as a Trademark, including those listed on Section 1.01(e) of the Sellers Disclosure Schedule.

“Net Worth Maintenance Agreement” means that certain Net Worth Maintenance Agreement, dated as of January 10, 2011, between LMGI and Barco.

“New Benefit Plans” has the meaning set forth in Section 9.01(f).

“New Reinsurer Benefit Plans” has the meaning set forth in Section 9.02(f).

“New York Ceding Commission” means the portion of the Aggregate Ceding Commission allocable to the New York Reinsurance Agreement.

“New York Courts” has the meaning set forth in Section 14.06(b).

“New York Reinsurance Agreement” means a reinsurance agreement substantially in the form attached hereto as Exhibit I, by and between the Company and Reinsurer.

“New York Reinsurer” means Protective Life and Annuity Insurance Company, a stock life insurance company domiciled in the State of Alabama.

“New York Trust Account” means any and all of the accounts established pursuant to the Trust Agreement (New York Business).

“Non-Compete Period” has the meaning set forth in Section 8.17(a).

“Non-Trust Asset” means the Investment Assets identified on Section 1.01(c) of the Reinsurer Disclosure Schedule.

“Notice Date” has the meaning set forth in Section 9.02(a).

“Old Life Plans” has the meaning set forth in Section 9.02(f).

“Old Plans” has the meaning set forth in Section 9.01(f).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Other Life Employees” has the meaning set forth in Section 9.02(a).

“Outside Date” has the meaning set forth in Section 12.01(e).

“party” or “parties” has the meaning set forth in the Preamble.

“Permit” means any license, permit, order, approval, consent, registration, membership, authorization or qualification under any applicable Law or with any Governmental Authority or under any industry or non-governmental self-regulatory organization.

“Permitted Encumbrances” means (a) materialmen’s, mechanics’, construction, carriers’, workmen’s and repairmen’s liens and other similar liens imposed by Law arising in the ordinary course of business, (b) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and for which appropriate reserves are maintained in accordance with GAAP or SAP, as applicable, (c) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances which individually or in the aggregate, do not materially impair the use or value of the applicable real property, (d) statutory landlords’ liens, (e) with respect to the Intellectual Property, non-exclusive licenses of Intellectual Property entered into in the ordinary course of business and (f) any other Encumbrances that do not, individually or in the aggregate, materially impair the value of or interfere with or prohibit the current or intended use or operation of such asset in the Transferred Businesses.

“Person” means any natural person, corporation, partnership, firm, association, limited liability company, trust, joint venture, limited liability partnership or other entity, including a Governmental Authority.

“Personal Information” means any information from which an individual Person can be identified, whether by itself or in combination with other information, the collection, retention, use or disclosure of which is subject to applicable data privacy or data protection Laws.

“Policies” means all policies, certificates, binders, riders, slips, covers, endorsements or other Contracts of direct insurance, or insurance assumed by assumption reinsurance or novation.

“Post-Balance Sheet Date Tax Period” means any taxable period beginning after the Balance Sheet Date, and, in the case of any Balance Sheet Date Straddle Period, the portion of such period beginning after the Balance Sheet Date.

“Post-Closing Asset Report” has the meaning set forth in Section 2.12(a).

“Post-Closing Balance Sheet” has the meaning set forth in Section 2.11(a).

“Post-Closing Calculation Report” has the meaning set forth in Section 2.11(a).

“Post-Closing Purchaser Report” has the meaning set forth in Section 2.11(a).

“Post-Closing Seriatim File” has the meaning set forth in Section 8.30(b).

“Post-Closing Settlement Report” has the meaning set forth in Section 2.12(a).

“Post-Closing Statement of Net Settlement Walk” has the meaning set forth in Section 2.12(a).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Closing Date Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Balance Sheet Date Group Taxes” means any Taxes (other than Taxes imposed on the Transferred Companies) imposed with respect to the Acquired Group Benefits Assets, the Assumed Group Benefits Liabilities or the Group Benefits Business (i) for any Pre-Balance Sheet Date Tax Period or (ii) arising from any action or transaction by any of the Sellers or the Transferred Companies (or any of their respective Affiliates) outside the ordinary course of business after the Balance Sheet Date and at or prior to the Closing (including any such action or transaction contemplated by the terms of this Agreement, the COLI Administrative Services Agreement, the COLI Reinsurance Agreement, the COLI Trust Agreement, the Fronting and Inforce Reinsurance Agreement, or the Puerto Rico (and Other) Reinsurance Agreement).

“Pre-Balance Sheet Date Life Taxes” means any Taxes (other than Taxes imposed on the Transferred Companies) imposed with respect to the Acquired Life Assets, the Assumed Life Liabilities, or the Life Business (i) for any Pre-Balance Sheet Date Tax Period or (ii) arising from any action or transaction by any of the Sellers or the Transferred Companies (or any of their respective Affiliates) outside the ordinary course of business after the Balance Sheet Date and at or prior to the Closing (including any such action or transaction contemplated by the terms of this Agreement, the COLI Administrative Services Agreement, the COLI Reinsurance Agreement, the COLI Trust Agreement, the Fronting and Inforce Reinsurance Agreement, or the Puerto Rico (and Other) Reinsurance Agreement).

“Pre-Balance Sheet Date Tax Period” means any taxable period ending on or prior to the Balance Sheet Date and, in the case of any Balance Sheet Date Straddle Period, the portion of such period ending on and including the Balance Sheet Date.

“Pre-Closing Separate Tax Return” has the meaning set forth in Section 10.04(a).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Closing Date Straddle Period, the portion of such period ending on and including the Closing Date.

“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, financial specialist or other Person, including any employee of Sellers or their Affiliates, in each case, responsible for writing, marketing, producing, selling, soliciting or servicing of Company Policies prior to the Closing Date.

“Producer Contract” has the meaning set forth in Section 4.26(b).

“Program of Internal Replacement” has the meaning set forth in Section 8.20.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Puerto Rico (and Other) Reinsurance Agreement” means a reinsurance agreement substantially in the form attached hereto as Exhibit K, by and between LMIC and Purchaser.

“Purchase Price” means (a) (i) one billion five hundred sixty two million dollars ($1,562,000,000), plus (ii) the Adjusted Statutory Capital (such amount, the “Base Purchase Price”) plus (b) the Credited Rate, minus (c) the Extraordinary Dividend Amount (if the Extraordinary Dividend is paid by the Company to Sellers and not taken into account in the Adjusted Statutory Capital) plus (d) the Adjustment Amount plus (e) the Estimated Section 338(h)(10) Elections Adjustment Amount.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser 401(k) Plan” has the meaning set forth in Section 9.01(e).

“Purchaser Disclosure Schedule” has the meaning set forth in Article VI.

“Purchaser Employment Conditions” has the meaning set forth in Section 9.01(a).

“Purchaser Financial Statements” has the meaning set forth in Section 6.07(b).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 6.01 and Section 6.09.

“Purchaser Indemnified Parties” has the meaning set forth in Section 13.02.

“Purchaser Obligations” has the meaning set forth in Section 14.15.

“Purchaser Option” has the meaning set forth in Section 9.05.

“Purchaser Parent” has the meaning set forth in the Preamble.

“Purchaser Parent Financial Statements” has the meaning set forth in Section 6.07(a).

“Purchaser Releasee” has the meaning set forth in Section 8.19(a).

“Purchaser Releasor” has the meaning set forth in Section 8.19(b).

“Purchaser RSU Award” has the meaning set forth in Section 9.05.

“Purchaser’s Section 338(h)(10) Calculation” shall have the meaning set forth in Section 2.14(b).

“Purchaser’s Section 338(h)(10) Elections Amount” means seventy three million dollars ($73,000,000).

“Qualifying Joint Venture” means any alliance or joint venture to which each party thereto (together with its Affiliates) contributes or has contributed only assets that (a) generate revenues on a gross written premiums basis from a Competing Business constituting no more than one hundred million dollars ($100,000,000) (measured with reference to the most recently completed fiscal year immediately prior to the date of the entry into such alliance or joint venture), or (b) if such revenues are greater than one hundred million dollars ($100,000,000), generate no more than twenty-five percent (25%) of the gross revenues of the totality of the operating assets contributed by such party and its Affiliates to such alliance or joint venture (measured with reference to the most recently completed fiscal year immediately prior to the date of the entry into such alliance or joint venture).

“Receiving Party” has the meaning set forth in Section 8.02(c).

“Reference Balance Sheet” means the column “Y” (labeled “Reference Balance Sheet”) on the Reference Balance Sheet Walk.

“Reference Balance Sheet Walk” means Annex B of the Balance Sheet Methods.

“Reference Settlements Walk” means Annex A of the Statement of Net Settlement Methods.

“Reinsurance Agreement” means a reinsurance agreement substantially in the form attached hereto as Exhibit M, by and between the Company and Reinsurer.

“Reinsurance Contracts” means reinsurance or retrocession Contracts to which the Company is a party and under which the Company has ceded or assumed any risk and under which the Company may have any remaining Liabilities.

“Reinsurance Statement of Objection” has the meaning set forth in Section 2.12(b).

“Reinsured Contracts” means “Reinsured Contracts” as defined in the Reinsurance Agreement; provided that, for purposes of the indemnity provided in Section 13.05(d), Reinsured Contracts shall also include Reinsured Contracts that have been novated to Reinsurer.

“Reinsured Liabilities” means “Reinsured Liabilities” as defined the Reinsurance Agreement.

“Reinsurer” has the meaning set forth in the Preamble.

“Reinsurer 401(k) Plan” has the meaning set forth in Section 9.02(e).

“Reinsurer Cash Award” has the meaning set forth in Section 9.06.

“Reinsurer Disclosure Schedule” has the meaning set forth in Article VII.

“Reinsurer Employment Conditions” has the meaning set forth in Section 9.02(a).

“Reinsurer Financial Statements” has the meaning set forth in Section 7.06(a).

“Reinsurer Fundamental Representations” means the representations and warranties set forth in Section 7.01 and Section 7.07.

“Reinsurer Indemnified Parties” has the meaning set forth in Section 13.03.

“Reinsurer Obligations” has the meaning set forth in Section 14.17.

“Reinsurer Parent” has the meaning set forth in the Preamble.

“Reinsurer Transition Services Agreement” means a transition services agreement substantially in the form attached hereto as Exhibit N, by and between LMIC and Reinsurer.

“Remaining Disputed Items” has the meaning set forth in Section 2.14(a).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, advisors and other representatives of such Person.

“Required Regulatory Approvals” means the consents, approvals, waivers, authorizations, notices and filings set forth on Schedule 1.01(l).

“Restricted Person” has the meaning set forth in Section 8.17(a).

“Restricted Products” has the meaning set forth in Section 8.17(a).

“Restructuring Agreements” means the Contracts substantially in the forms attached hereto as Exhibit R, which will be executed at or prior to Closing in order to effect the Restructuring Transactions.

“Restructuring Transactions” has the meaning set forth in Section 8.14.

“Retained Businesses” means the businesses of entering into, underwriting, marketing, selling, issuing, delivering, reinsuring, administering and distributing, as applicable, (a) Accident and Health Products (other than the In-Force A&H Group Business), (b) individual life and annuity policies (other than In-Force Life and Annuity Policies) (c) Excluded BOLI/COLI Contracts and (d) for the avoidance of doubt, all other businesses conducted by Sellers and their Affiliates other than the Transferred Businesses.

“Retention Incentive Bonus Letter” means the Retention Incentive Bonus Letters by and between the Sellers and their Affiliates and each applicable Group Benefits Employee listed on Section 8.12(f) and Section 8.12(g) of the Sellers Disclosure Schedule.

“SAP” means, as to any Person, the statutory accounting principles and practices prescribed or permitted by the Governmental Authorities responsible for the regulation of insurance companies in the jurisdiction in which such Person is domiciled.

“Section 1060 Forms” has the meaning set forth in Section 10.14(c).

“Section 338(h)(10) Elections” has the meaning set forth in Section 10.14(a).

“Section 338(h)(10) Elections Cost” means the Estimated Section 338(h)(10) Elections Cost and the Final Section 338(h)(10) Elections Cost, as applicable.

“Section 338(h)(10) Elections Excess” means the Estimated Section 338(h)(10) Elections Excess and the Final Section 338(h)(10) Elections Excess, as applicable.

“Section 338(h)(10) Forms” has the meaning set forth in Section 10.14(c).

“Section 338(h)(10) Law Firm” has the meaning set forth in Section 2.14(a).

“Securities Act” means the United States Securities Act of 1933, as amended.

“Selected Other Life Employees” has the meaning set forth in Section 9.02(a).

“Seller Obligations” has the meaning set forth in Section 14.16.

“Seller Releasee” has the meaning set forth in Section 8.19(b).

“Seller Releasor” has the meaning set forth in Section 8.19(a).

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Detriment” has the meaning set forth in Section 2.14(a).

“Sellers Disclosure Schedule” has the meaning set forth in Article III.

“Sellers Equity Award Schedule” has the meaning set forth in Section 4.27(e).

“Sellers Equity Awards” has the meaning set forth in Section 4.27(e).

“Sellers’ Section 338(h)(10) Calculation” shall have the meaning set forth in Section 2.14(a).

“Sellers Fundamental Representations” means the representations and warranties set forth in Section 3.01, Section 3.05 and Section 4.01.

“Sellers Guaranty” has the meaning set forth in Section 8.08(a).

“Sellers Indemnified Parties” has the meaning set forth in Section 13.04.

“Sellers Review Period” has the meaning set forth in Section 2.11(b).

“Sellers’ Severance Policy” has the meaning set forth in Section 9.01(a).

“Sellers Statement of Objection” has the meaning set forth in Section 2.11(b).

“Seriatim File” has the meaning set forth in Section 5.03(e).

“Settlement Review Period” has the meaning set forth in Section 2.12(b).

“Shared Contracts” means each Contract entered into prior to the Closing Date which is between any of Sellers or any of their Affiliates, on the one hand, and one or more third parties, on the other hand, that confers benefits or imposes obligations on the Group Benefits Business or a Transferred Company, but does not exclusively relate to the Group Benefits Business.

“Shared Employees” means the Group Benefits Employees indicated on Section 4.27(c) of the Sellers Disclosure Schedule, as such Sellers Disclosure Schedule may be updated in accordance with Section 9.01(a).

“Shared Life Contracts” means each Contract entered into prior to the Closing Date which is between any of Sellers or any of their Affiliates, on the one hand, and one or more third parties, on the other hand, that confers benefits or imposes obligations on the Life Business, but does not exclusively relate to the Life Business.

“Shares” has the meaning set forth in the Recitals.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP and its Affiliates.

“Specified Actuary” means the actuarial firm set forth on Section 1.01(f) of the Sellers Disclosure Schedule.

“Specified CML Participations” means the Investment Assets identified on Section 1.01(b) of the Reinsurer Disclosure Schedule.

“Specified Contracts” has the meaning set forth in Section 4.11(a)(v).

“Specified Deductible” has the meaning set forth in Section 13.08(a).

“Specified Deminimis Amount” has the meaning set forth in Section 13.08(a).

“Specified Investment Assets” has the meaning set forth in Section 8.10(f).

“Specified Provisions” has the meaning set forth in Section 8.27.

“SSDMF” means the Social Security Death Master File.

“SSDMF Methodologies” has the meaning set forth in Section 5.09(d).

“St. James” means St. James Insurance Ltd., a company organized under the Laws of Bermuda.

“Statement of Net Settlement” means the Estimated Statement of Net Settlement, the Post-Closing Statement of Net Settlement or the Final Statement of Net Settlement, as applicable.

“Statement of Net Settlement Methods” means the methodologies, procedures, judgments, assumptions and estimates described in Schedule 1.01(m).

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Straddle Period Separate Tax Return” has the meaning set forth in Section 10.04(c).

“Subsequent Loss” has the meaning set forth in Section 10.05(b).

“Subsidiary” means, with respect to any Person, any other Person as to which it owns, directly or indirectly, or otherwise Controls, more than 50% of the voting shares or other similar interests.

“Tax” or “Taxes” means any and all federal, state, local or non-U.S. income, gross receipts, gains, premium, capital stock, franchise, profits, withholding, Social Security, unemployment, disability, real property, ad valorem, personal property, stamp, goods and services, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax of any nature whatsoever or any assessment or governmental charge of the same or of a similar nature to any of the foregoing, including any interest, penalty or addition thereto.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article X.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with respect to Taxes.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration or collection of any Tax.

“Third Party Claim” has the meaning set forth in Section 13.09(a).

“Total Consideration” has the meaning set forth in Section 10.14(b).

“Trademark” means any trademark, service mark, corporate or business name, identifying logo, trade dress, slogan, domain name or brand name or other similar type of name or source identifier (including all goodwill associated with any of the foregoing, and all registrations and applications relating thereto).

“Transaction Agreements” means this Agreement and the Ancillary Agreements.

“Transfer Date” means (a) with respect to a Transferred Group Benefits Employee, the applicable Group Benefits Employee Transfer Date and (b) with respect to a Transferred Life Employee, the applicable Life Employee Transfer Date.

“Transfer Taxes” means all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, value-added, goods and services, stock, conveyance, registration, securities transactions, real estate, real estate transfer, transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Transferred Business Employees” means (a) the Transferred Group Benefits Employees and (b) the Transferred Life Employees.

“Transferred Businesses” means (a) the Group Benefits Business and (b) the Life Business.

“Transferred Companies” means (a) the Company and (b) Liberty Assignment Corporation, a corporation organized under the Laws of the State of Delaware (the “Company Subsidiary”).

“Transferred Group Benefits Employee” has the meaning set forth in Section 9.01(a)(i).

“Transferred Group Benefits Intellectual Property” means (a) the Intellectual Property owned by LMIC or any of its Affiliates (other than a Transferred Company) used exclusively in the Group Benefits Business, other than any of the Names and Marks, (b) the Intellectual Property owned by LMIC or any of its Affiliates (other than a Transferred Company) listed on Schedule 1.01(n), and (c) all rights of recovery associated with the foregoing.

“Transferred Intellectual Property” means (a) Transferred Group Benefits Intellectual Property and (b) Transferred Life Intellectual Property.

“Transferred Investment Assets” has the meaning set forth in Section 8.10(a).

“Transferred Life Assets” has the meaning set forth in Section 2.09(e)(i) or Section 2.09(e)(ii), as applicable.

“Transferred Life Investment Assets” has the meaning set forth in Section 2.09(e)(i) or Section 2.09(e)(ii), as applicable.

“Transferred Life Employee” has the meaning set forth in Section 9.02(a)(i).

“Transferred Life Intellectual Property” means (a) the Intellectual Property owned by LMIC or any of its Affiliates (other than a Transferred Company) used exclusively in the Life Business, other than any of the Names and Marks, (b) the Intellectual Property owned by LMIC or any of its Affiliates (other than a Transferred Company) listed on Schedule 1.01(o), and (c) all rights of recovery associated with the foregoing.

“Transferred Life Investment Assets” has the meaning set forth in Section 2.09(e)(i).

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” means any and all of the accounts established pursuant to the Trust Agreement (Non-New York Business).

“Trust Agreement (New York Business)” means a trust agreement by and among the Company, Reinsurer and the Trustee substantially in the form of Exhibit O.

“Trust Agreement (Non-New York Business)” means a trust agreement by and among the Company, Reinsurer and the Trustee substantially in the form of Exhibit P.

“Trustee” means the trustee or custodian named in the Trust Agreement and any successor trustee or custodian appointed as such pursuant to the terms of the Trust Agreement.

“Updated Seriatim File” has the meaning set forth in Section 5.03(e).

“Variable Reinsured Contracts” means Reinsured Contracts that are variable life insurance policies or variable annuity contracts.

“Vested Cancelled AU Award” has the meaning set forth in Section 9.04.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar state or local Laws.

Section 1.02 Interpretation.

(a) As used in this Agreement, references to the following terms have the meanings indicated:

(i) to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii) to any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time (provided, that for the purpose of the Sellers Disclosure Schedule, no amendment, modification, supplement or replacement of a Contract or organizational document shall be deemed disclosed unless specifically set forth therein);

(iii) to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise;

(iv) to any Law are to such Law as amended, modified, supplemented or replaced from time to time and all rules and regulations promulgated thereunder, and to any section of any Law include any successor to such section;

(v) to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;

(vi) to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii) to the “date of this Agreement,” “the date hereof” and words of similar import refer to January 18, 2018; and

(viii) to “this Agreement” include the Exhibits and Schedules (including the Purchaser Disclosure Schedule, the Reinsurer Disclosure Schedule, the Sellers Disclosure Schedule and the other Schedules) to this Agreement.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Whenever the word “primarily” is used in this Agreement, it will be deemed to be followed by the words “or exclusively”. The word “or” need not be disjunctive. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter gender, as the identity of the Person or Persons referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c) Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(d) The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(e) References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(f) The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(h) All capitalized terms used without definition in the Exhibits and Schedules (including the Purchaser Disclosure Schedule, the Reinsurer Disclosure Schedule and the Sellers Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II

TRANSFER AND ACQUISITION OF SHARES AND ASSETS

Section 2.01 Place and Date of Closing. Subject to the satisfaction or waiver of the conditions set forth in Article XI, the closing of the transactions provided for in this Agreement (the “Closing”) shall take place at 10:00 a.m., New York City time, on the Closing Date, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 or at such other time and place as the parties may mutually agree in writing.

Section 2.02 Purchase and Sale of Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Encumbrances (other than Encumbrances imposed under applicable federal and state securities Laws on any subsequent transfers and Encumbrances created by Purchaser), and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the Company Shares, representing all of the issued and outstanding shares of capital stock of the Company as of the Closing Date.

Section 2.03 Purchase and Sale of Acquired Group Benefits Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall, or shall cause one or more of their Affiliates (other than the Transferred Companies) to, sell, assign, transfer, convey and deliver to the Company or Purchaser, and Purchaser shall, or shall cause the Company to, purchase, acquire, assume and accept from Sellers and their Affiliates (other than the Transferred Companies), the Acquired Group Benefits Assets, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances created by Purchaser.

Section 2.04 Purchase and Sale of Acquired Life Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall, or shall cause one or more of their Affiliates to, sell, assign, transfer, convey and deliver to Reinsurer, and Reinsurer shall purchase, acquire, assume and accept from Sellers and their Affiliates, the Acquired Life Assets, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances created by Reinsurer.

Section 2.05 Assignment and Assumption of Assumed Group Benefits Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall, or shall cause one or more of their Affiliates to, assign, and Purchaser shall assume and agree to, or shall cause one of its Affiliates (including, at the Closing, the Company) to, discharge and perform when due, the Assumed Group Benefits Liabilities. Notwithstanding anything to the contrary contained in this Agreement, none of Purchaser, its Affiliates, or the Transferred Companies will assume or be liable for the Excluded Group Liabilities.

Section 2.06 Assignment and Assumption of Assumed Life Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall, or shall cause one or more of their Affiliates to, assign, and Reinsurer shall assume and agree to discharge and perform when due, the Assumed Life Liabilities. Notwithstanding anything to the contrary contained in this Agreement, and other than as set forth in the Reinsurance Agreement, none of Reinsurer or its Affiliates will assume or be liable for the Excluded Life Liabilities.

Section 2.07 Reinsurance Transfers and Surplus Notes

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and following the transactions specified in Sections 2.02 through 2.06, the Company shall cede to Reinsurer, and Reinsurer shall accept and reinsure, the Reinsured Liabilities, as defined in the Reinsurance Agreement, upon the terms and subject to the conditions set forth therein.

(b) Upon the terms and subject to the conditions set forth in this Agreement and the Liberty Surplus Note and the Lincoln Surplus Note, as applicable, at the Closing, (i) LMIC shall purchase the Liberty Surplus Note from Reinsurer, for a purchase price equal to the principal amount thereof, by wire transfer to Reinsurer of immediately available funds and (ii) Purchaser shall purchase the Lincoln Surplus Note from Reinsurer, for a purchase price equal to the principal amount thereof, by wire transfer to Reinsurer of immediately available funds.

Section 2.08 Closing Purchase Price Payment.

(a) Sellers shall cause to be prepared and delivered to Purchaser at least five (5) Business Days prior to the Closing Date a balance sheet walk prepared in accordance with the Balance Sheet Methods and in the same format as the Reference Balance Sheet Walk (the “Estimated Balance Sheet Walk”) and a Calculation Report prepared in accordance with the Calculation Report Methods (the “Closing Calculation Report”). The Estimated Balance Sheet Walk will be accompanied by the documentation set forth on Section 2.08(a) of the Purchaser Disclosure Schedule. Sellers will review and consider in good faith any revisions to the Estimated Balance Sheet Walk or the Closing Calculation Report proposed in good faith by Purchaser, provide reasonably requested supporting calculations and detail relating to the amounts and calculations underlying any such revisions and implement such revisions that Sellers determine in good faith are appropriate; provided that (i) Sellers shall be under no obligation to accept any such proposed revisions that Sellers determine in good faith are not appropriate, (ii) the acceptance of any such proposed revisions shall not constitute a condition to Purchaser’s obligations to consummate the transactions contemplated hereby and (iii) Sellers’ obligations to review and consider in good faith any such proposed revisions shall in no event require that the contemplated Closing Date be postponed or otherwise delayed. For the avoidance of doubt, nothing in this Section 2.08(a) shall be deemed a waiver by Purchaser of its right to raise any such revisions pursuant to Section 2.11, or shall otherwise affect the rights of any party pursuant to Section 2.11.

(b) At the Closing, Purchaser shall pay (i) to LMIC an amount equal to ninety percent (90%) of the Closing Purchase Price and (ii) to LMFIC an amount equal to ten percent (10%) of the Closing Purchase Price (as so paid, the “Closing Payment”), in each case, without withholding or deduction, except pursuant to Section 2.15, to the accounts designated in writing by Sellers at least two (2) Business Days prior to the Closing Date.

Section 2.09 Closing Net Settlement Payments.

(a) Sellers shall cause to be prepared and delivered to Reinsurer, with a copy to Purchaser, at least four (4) Business Days prior to the Closing Date a report including (i) (A) an estimated statement of net settlement walk for the Life Business as of the Balance Sheet Date (the “Estimated Statement of Net Settlement Walk”) prepared in accordance with the Statement of Net Settlement Methods and in the same format as the Reference Settlements Walk, (B) the Book Value and Fair Market Value of each of the Eligible Life Investment Assets as of three (3) Business Days prior to the anticipated Closing Date (the “Estimated Life Asset Report”), (ii) (A)

the Book Value and Fair Market Value of each of the COLI Investment Assets as of three (3) Business Days prior to the anticipated Closing Date (the “COLI Asset Report”) and (B) a calculation of the Initial COLI Required Balance (together with the COLI Asset Report, the “COLI Report”) and (iii) the Closing Calculation Report (and together with the Estimated Statement of Net Settlement Walk and the Estimated Life Asset Report, the “Estimated Report”).

(b) The Estimated Report will be accompanied by the documentation set forth on Section 2.09(b) of the Reinsurer Disclosure Schedule. Sellers will review and consider in good faith any revisions to the Estimated Report proposed in good faith by Reinsurer, provide reasonably requested supporting calculations and detail relating to the amounts and calculations underlying any such revisions and implement such revisions that Sellers determine in good faith are appropriate; provided, that (i) Sellers shall be under no obligation to accept any such proposed revisions that Sellers determine in good faith are not appropriate, (ii) the acceptance of any such proposed revisions shall not constitute a condition to Reinsurer’s obligations to consummate the transactions contemplated hereby and (iii) Sellers’ obligations to review and consider in good faith any such proposed revisions shall in no event require that the contemplated Closing Date be postponed or otherwise delayed. For the avoidance of doubt, nothing in this Section 2.09(b) shall be deemed a waiver by Reinsurer of its right to raise any such revisions pursuant to Section 2.12 or shall otherwise affect the rights of any party pursuant to Section 2.12.

(c) Between the date hereof and the Closing Date, Sellers shall reasonably cooperate with Purchaser and Reinsurer to assist Purchaser and Reinsurer in the calculation of the “Required Balance” as defined in each of the Reinsurance Agreement and the New York Reinsurance Agreement based on the amounts set forth in the Estimated Statement of Net Settlement (the “Estimated Required Balance” and the “Estimated New York Required Balance,” respectively). Neither Sellers nor any of their Affiliates shall have any Liability to Purchaser, Reinsurer or any of their respective Affiliates in respect of the calculation described in the preceding sentence of this Section 2.09(c). At least two (2) Business Days prior to the Closing Date, Purchaser and Reinsurer shall deliver a statement setting forth (i) the calculation of the Estimated Required Balance and the Estimated New York Required Balance (the “Estimated Required Balance Report”) and (ii) an allocation of the full amount of the Estimated Aggregate Ceding Commission between the Ceding Commission (the “Estimated Ceding Commission”) and the New York Ceding Commission (the “Estimated New York Ceding Commission”), respectively (the “Estimated Ceding Commission Report”).

(d) In the event that:

(i) (A) the amount set forth in the row labeled “Total assets” on the Estimated Statement of Net Settlement (the “Closing Total Assets”) minus the amount set forth in the row labeled “Total liabilities” on the Estimated Statement of Net Settlement (the “Closing Total Liabilities”) (such difference of Closing Total Assets minus Closing Total Liabilities, the “Closing Reconciliation Amount”) is a positive number then (B) the “Closing Net Settlement Amount” shall be an amount equal to the amount set forth in the line item labeled “Total cash and invested assets” on the Estimated Statement of Net Settlement (the “Closing Total Cash and Invested Assets”) minus the Closing Reconciliation Amount; and

(ii) (A) the Closing Reconciliation Amount is a negative number, then (B) the “Closing Net Settlement Amount” shall be an amount equal to the Closing Total Cash and Invested Assets plus the absolute value of the Closing Reconciliation Amount.

(e) In the event that:

(i) the aggregate Book Value of the Eligible Life Investment Assets as reflected in the Estimated Life Asset Report (the “Closing Life Book Value”) exceeds the Closing Net Settlement Amount, (A) Reinsurer and Purchaser shall apply the selection criteria listed on Section 2.09(e) of the Reinsurer Disclosure Schedule to select Eligible Life Investment Assets having an aggregate Book Value that is as close as reasonably possible but is at least equal to the amount of such excess, which will be retained by the Company (the “Excluded Life Investment Assets”) and (B) the “Transferred Life Assets” shall comprise (I) the Eligible Life Investment Assets, excluding the Excluded Life Investment Assets (as so excluded, the “Transferred Life Investment Assets”) together with (II) cash in amount equal to the difference of Closing Net Settlement Amount minus the Book Value of the Transferred Life Investment Assets as reflected in the Estimated Life Asset Report; and

(ii) the Closing Life Book Value is less than the Closing Net Settlement Amount, the “Transferred Life Assets” shall comprise (A) the Eligible Life Investment Assets (the “Transferred Life Investment Assets”), together with (B) cash in an amount equal to the difference of Closing Net Settlement Amount minus the Book Value of the Eligible Life Investment Assets as reflected in the Estimated Life Asset Report.

(f) On the Closing Date, upon the terms and subject to the conditions set forth in this Agreement and the Reinsurance Agreement, Reinsurer shall pay the Ceding Commission (as may be adjusted, if applicable, by the Net Retained Liabilities Ceding Commission Adjustment as defined in, and contemplated by, the Reinsurance Agreement) plus the Credited Life Non-New York Rate, and New York Reinsurer shall pay the New York Ceding Commission (as may be adjusted, if applicable, by the Net Retained Liabilities Ceding Commission Adjustment as defined in, and contemplated by, the New York Reinsurance Agreement) plus the Credited Life New York Rate, to the Company (each as set forth in the Estimated Ceding Commission Report) and:

(i) if the aggregate Fair Market Value, as set forth on the Estimated Life Asset Report, of the Transferred Life Assets is less than or equal to the sum of the Estimated Required Balance and the Estimated New York Required Balance as set forth on the Estimated Required Balance Report, Sellers and Purchaser shall cause the Company to transfer to the Trust Accounts (as allocated, at Purchaser’s direction, between the Trust Account and the New York Trust Account) all of the Transferred Life Assets, and Reinsurer shall transfer to the applicable Trust Account cash or Eligible Assets (as defined in the applicable Transaction Reinsurance Agreement) having an aggregate Fair Market Value equal to the excess, if any, of the applicable Estimated Required Balance over the aggregate Fair Market Value of the Transferred Life Assets on deposited therein; and

(ii) if the aggregate Fair Market Value, as set forth on the Estimated Life Asset Report, of the Transferred Life Assets exceeds the sum of the Estimated Required Balance and the Estimated New York Required Balance, then Sellers and Purchaser shall cause the Company to transfer to Reinsurer Transferred Life Assets, as selected by Reinsurer, with an aggregate Fair Market Value equal to such excess and shall cause the Company to transfer the remainder of the Transferred Life Assets to the Trust Accounts (as allocated between the Trust Account and the New York Trust Account at Purchaser’s direction);

provided that, notwithstanding the foregoing, if any of the Transferred Life Assets that are required to be transferred to the Trust Accounts pursuant to clauses (i) or (ii) above are Non-Trust Assets, then Sellers and Purchaser (at Purchaser’s direction) shall cause the Company to transfer such Non-Trust Assets to Reinsurer rather than to the Trust Account and, in lieu thereof and in addition to any other obligations of Reinsurer contemplated in clause (i) above, if applicable, Reinsurer shall transfer to the applicable Trust Account cash or Eligible Assets (as defined in the applicable Reinsurance Agreement) having an aggregate Fair Market Value equal to the Fair Market Value of the Non-Trust Assets that would have otherwise been transferred to the applicable Trust Account.

(g) At the Closing:

(i) in the event that the aggregate Book Value of the COLI Investment Assets as reflected in the COLI Asset Report (the “Closing COLI Book Value”) exceeds the Initial COLI Required Balance, (A) Sellers shall cause the Company to transfer (I) COLI Investment Assets with a Book Value at least equal to the amount of such excess to Bermuda Reinsurer and (II) all other COLI Investment Assets to the COLI Trust Account and (B) the Bermuda Reinsurer shall transfer to the COLI Trust Account cash in an amount equal to the Initial COLI Required Balance minus an amount equal to the Fair Market Value of the COLI Investment Assets on deposit therein; and

(ii) in the event that the Closing COLI Book Value is less than the Initial COLI Required Balance, then (A) the Company shall transfer the COLI Investment Assets to the COLI Trust Account and (B) the Bermuda Reinsurer shall transfer Eligible Assets (as defined in the COLI Trust Agreement) with a Fair Market Value in an amount equal to difference of the Initial COLI Required Balance minus the Fair Market Value of the COLI Investment Assets on deposit therein.

(h) All cash required to be transferred on the Closing Date pursuant to Section 2.08 or this Section 2.09 shall be transferred by wire transfer of immediately available funds. Any Transferred Life Assets to be transferred to a Trust Account shall be transferred in the manner set forth in the applicable Trust Agreement. Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate and assist, at Purchaser’s or Reinsurer’s direction, with respect to the re-registration or re-titling of Transferred Life Investment Assets.

Section 2.10 Additional Deliveries at Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall deliver or cause to be delivered to each of Purchaser and Reinsurer, as applicable, the following:

(i) counterparts of each Ancillary Agreement (other than the Distribution Agreement if the parties thereto have not agreed upon the final terms thereof) to which a Seller or an Affiliate of Sellers (including a Transferred Company) is a party, each duly executed on behalf of Sellers or such Affiliate (including a Transferred Company);

(ii) the certificates referred to in Sections 11.02(a), 11.02(b), 11.03(a) and 11.03(b);

(iii) a duly executed certificate of non-foreign status from each Seller and from each Affiliate of Seller transferring (or treated as transferring for U.S. federal income Tax purposes) any Acquired Assets, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B);

(iv) evidence that the Restructuring Transactions have been consummated and the Intercompany Agreements to be terminated or amended in accordance with Section 8.07 have been so terminated or amended, as applicable;

(v) a duly executed IRS Form 8023 for each Transferred Company; and

(vi) such other agreements, instruments and documents as are contemplated by this Agreement or the Ancillary Agreements to be executed and delivered by Sellers or any of their Affiliates (including the Transferred Companies) on or prior to the Closing Date.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall deliver or cause to be delivered to Purchaser the following:

(i) one or more stock certificates evidencing the Company Shares duly endorsed in blank or with stock powers duly executed in proper form for transfer; and

(ii) duly tendered written resignations and releases of each of the directors and managers of the Transferred Companies set forth on Section 2.10(b)(ii) of the Sellers Disclosure Schedule, effective as of the Closing.

(c) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall deliver or cause to be delivered to each of Sellers and Reinsurer, as applicable, the following:

(i) counterparts of each Ancillary Agreement to which Purchaser or an Affiliate of Purchaser is a party, each duly executed on behalf of Purchaser or such Affiliate;

(ii) the certificates referred to in Section 11.03(c), Section 11.04(a) and Section 11.04(b); and

(iii) such other agreements, instruments and documents as are contemplated by this Agreement or the Ancillary Agreements to be executed and delivered by Purchaser or any of its Affiliates on or prior to the Closing Date.

(d) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Reinsurer shall deliver or cause to be delivered to each of Sellers and Purchaser, as applicable, the following:

(i) counterparts of each Ancillary Agreement (other than the Distribution Agreement if the parties thereto have not agreed upon the final terms thereof) to which Reinsurer or an Affiliate of Reinsurer is a party, each duly executed on behalf of Reinsurer or such Affiliate;

(ii) the certificates referred to in Section 11.02(c) and Section 11.04(c); and

(iii) such other agreements, instruments and documents as are contemplated by this Agreement or the Ancillary Agreements to be executed and delivered by Reinsurer or any of its Affiliates on or prior to the Closing Date.

Section 2.11 Post-Closing Purchase Price Adjustment.

(a) Within ten (10) days following the determination of the Final Reinsurer Report pursuant to Section 2.12, Purchaser shall prepare and deliver to Sellers a Balance Sheet of the Company as of the Balance Sheet Date, which Balance Sheet shall be prepared (i) in the same format as the Reference Balance Sheet, (ii) in accordance with the Balance Sheet Methods and (iii) in a manner consistent with the Final Settlement Report (the “Post-Closing Balance Sheet”) and a Calculation Report as of the Balance Sheet Date, which Calculation Report shall be prepared in accordance with the Calculation Report Methods and in a manner consistent with Final Settlement Report (the “Post-Closing Calculation Report,” and together with the Post-Closing Balance Sheet, the “Post-Closing Purchaser Report”).

(b) Following receipt of the Post-Closing Purchaser Report, Sellers shall have sixty (60) days (the “Sellers Review Period”) to review such Post-Closing Purchaser Report. In connection with the review of the Post-Closing Purchaser Report, Purchaser shall, and shall cause the Company to provide to Sellers and their respective Representatives, upon the request of a Seller, reasonable access to the Books and Records with respect to the period up to and including the Closing Date (including any such Books and Records created after the Closing Date to the extent relating to the period up to and including the Closing Date), including any accountants’ work papers or internal accounting records or reserving papers, files and models in each case to the extent relating to the preparation of the Post-Closing Purchaser Report, and Purchaser shall make reasonably available to Sellers and their respective Representatives personnel of Purchaser and its Affiliates (including the Company) that were involved in the preparation of the Post-Closing Purchaser Report; provided, however, that the independent accountants of Purchaser shall not be obligated to make any work papers available to Sellers, unless and until Sellers have signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants. If Sellers, in compliance with the preceding sentence, have accepted the Post-Closing Purchaser Report in writing or have not given written notice to Purchaser setting forth any objection to the Post-Closing Purchaser Report (a “Sellers Statement of Objection”) prior to the expiration of the Sellers Review Period, then the Post-Closing Purchaser Report shall be final and binding upon the parties and shall be deemed the “Final Purchaser Report,” and the components thereof shall be deemed the Final Balance Sheet and the Final Calculation Report” Sellers may only object to the Post-Closing Purchaser Report on the basis of (i) mathematical error, (ii) such Post-Closing Purchaser Report not being calculated in accordance with the Balance Sheet Methods or the Calculation Report Methods, as applicable, or (iii) such Post-Closing Purchaser Report not be calculated in a manner consistent with the Final Settlement Report. If Sellers, in compliance with the preceding sentence, deliver a Sellers Statement of Objection prior to the expiration of the Sellers Review Period, then Sellers and Purchaser shall attempt to amicably resolve any such objection within twenty (20) days following receipt by Purchaser of the Sellers Statement of Objection.

(c) If any such objections are resolved in writing by Sellers and Purchaser, then such resolutions shall be final and binding upon the parties and shall be incorporated into the Final Purchaser Report. If any such objections are not resolved in writing within twenty (20) days following receipt by Purchaser of the Sellers Statement of Objection, then Sellers and Purchaser shall submit any such objections which remain unresolved to the Independent Accountant.

(d) Within ten (10) days of the appointment of the Independent Accountant, (i) Purchaser shall provide the Independent Accountant with a copy of the Post-Closing Purchaser Report (as modified by any adjustments agreed to in writing by Sellers and Purchaser pursuant to Section 2.11(c)), and (ii) Sellers and Purchaser shall each prepare and deliver to the Independent Accountant a written report of such line item or items identified in the Sellers Statement of Objection remaining in dispute, which report shall set forth the specific dollar amount proposed by such party for each such item or items and a detailed explanation of the basis and rationale for such party’s positions, and shall concurrently deliver a copy of such materials to the other party. Each party shall then be given an opportunity to supplement the information and support included in its initial submission with one additional submission to respond to any arguments or positions taken by the other party in such other party’s initial submission, which supplemental information shall be submitted to the Independent Accountant (with a copy thereof to the other party) within seven (7) days after the first date on which both parties have submitted their respective initial submissions to the Independent Accountant.

(e) The Independent Accountant shall thereafter finally determine the manner in which such item or items shall be treated in the Final Purchaser Report. In making its determination, the Independent Accountant shall (i) consider only those items that (A) are identified in the Sellers Statement of Objection or in Sellers’ supplemental submissions delivered to the Independent Accountant pursuant to Section 2.11(d) as in dispute and (B) were not resolved in writing by Sellers and Purchaser, (ii) base its determination solely on such reports (including Sellers Statement of Objection and supplemental reports delivered to the Independent Accountant pursuant to Section 2.11(d)) submitted by Sellers and Purchaser and each of the Balance Sheet Methods and the Calculation Report Methods (including the methodologies, procedures, judgments, assumptions and estimates described in the Balance Sheet Methods and

Calculation Report Methods, respectively), and not on the basis of an independent review, (iii) not assign a value to any item (A) greater than the greatest value for such item claimed by either Sellers in the Sellers Statement of Objection, Purchaser in the Post-Closing Purchaser Report or either Sellers or Purchaser in their respective reports or supplemental materials delivered to the Independent Accountant pursuant to Section 2.11(d) or (B) less than the smallest value for such item claimed by either Sellers in the Sellers Statement of Objection, Purchaser in the Post-Closing Purchaser Report or either Sellers or Purchaser in their respective reports or supplemental materials delivered to the Independent Accountant pursuant to Section 2.11(d) and (iv) barring exceptional circumstances, make its written determination within thirty (30) days of its appointment (provided that the failure of the Independent Accountant to make its written determination in such thirty (30) day period shall not be grounds to defend against or object to the enforcement of such written determination).

(f) Sellers and Purchaser agree to each enter into a customary engagement letter with the Independent Accountant for purposes of any dispute pursuant to this Section 2.11. Sellers and Purchaser shall reasonably cooperate with the Independent Accountant and shall provide, upon the reasonable request of the Independent Accountant, any non-privileged information and documentation, including any accountants’ work papers or internal accounting records or reserving papers, files and models, and make reasonably available to the Independent Accountant personnel of Sellers and their Affiliates, on the one hand, and of Purchaser and its Affiliates (including the Company), on the other hand, in each case that have been involved in the preparation of the Post-Closing Purchaser Report or the Sellers Statement of Objection, as applicable; provided, however, that the independent accountants of each of Sellers and Purchaser shall not be obligated to make any work papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants. Any such information and documentation provided by Sellers, on the one hand, or Purchaser, on the other hand, to the Independent Accountant shall concurrently be provided to the other parties in the dispute to the extent not already so provided; provided, however, that the independent accountants of Sellers and Purchaser shall not be obligated to make any work papers available to any party unless and until such party has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to the applicable independent accountant. Neither Sellers, on the one hand, nor Purchaser, on the other hand, shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purpose, any settlement discussions or settlement offer made by any party to the dispute with respect to any objection under this Section 2.11 unless otherwise agreed in writing by the other parties to the dispute.

(g) The written determination by the Independent Accountant shall, absent fraud or manifest error, be final and binding upon the parties to this Agreement, subject to Section 2.12 and Section 2.13, and judgment thereon may be entered or enforced in any court of competent jurisdiction. The written determination shall not be subject to review by a court or other tribunal, and the Post-Closing Purchaser Report, as adjusted to reflect any adjustments made by the Independent Accountant, shall be deemed the “Final Purchaser Report,” and the components thereof shall be deemed the Final Balance Sheet and the Final Calculation Report, respectively. The fees, costs and expenses of retaining the Independent Accountant shall be borne by each party to the dispute in proportion to the matters resolved against it, as determined by the

Independent Accountant in its written determination. For the avoidance of doubt, the Independent Accountant shall act as an expert, not as an arbitrator, and the determination of the Independent Accountant and the agreement contained in this Section 2.11 to submit to the determination of the Independent Accountant shall be governed by and construed in accordance with Article 76 of the New York Civil Practice Law and Rules. As promptly as practicable (and in any event within two (2) Business Days) after determination of the Final Purchaser Report pursuant to this Section 2.11, Sellers and Purchaser shall deliver a copy of the Final Purchaser Report to Reinsurer. Within two (2) Business Days after its receipt of the Final Purchaser Report, Reinsurer shall deliver to Sellers and Purchaser a report setting forth an allocation of the Final Aggregate Ceding Commission between the Ceding Commission (the “Final Ceding Commission”) and the New York Ceding Commission (the “Final New York Ceding Commission”).

(h) No later than (5) Business Days after the determination of the Final Purchaser Report pursuant to this Section 2.11:

(i) if the Purchase Price determined by reference to the Final Purchaser Report is greater than the Closing Payment, then Purchaser shall pay (A) to LMIC an amount in cash equal to ninety percent (90%) of such excess plus ninety percent (90%) of the interest on such excess from the Closing Date to the date of payment accrued at the Interest Rate and (B) to LMFIC an amount in cash equal to ten percent (10%) of such excess plus ten percent (10%) of the interest on such amount from the Closing Date to the date of payment accrued at the Interest Rate;

(ii) if the Purchase Price determined by reference to the Final Balance Sheet is less than the Closing Payment, then (A) LMIC shall pay to Purchaser ninety percent (90%) of such shortfall plus ninety percent (90%) of the interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate and (B) LMFIC shall pay to Purchaser ten percent (10%) of such shortfall plus ten percent (10%) of the interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate;

(iii) if the Final Ceding Commission is greater than the Estimated Ceding Commission, then Reinsurer shall pay to the Company the amount of such excess plus interest on such excess from the Closing Date to the date of payment accrued at the Interest Rate;

(iv) if the Final Ceding Commission is less than the Estimated Ceding Commission, then Purchaser shall cause the Company to pay to Reinsurer the amount of such shortfall plus interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate;

(v) if the Final New York Ceding Commission is greater than the Estimated New York Ceding Commission, then New York Reinsurer shall pay to the Company the amount of such excess plus interest on such excess from the Closing Date to the date of payment accrued at the Interest Rate; and

(vi) if the Final New York Ceding Commission is less than the Estimated New York Ceding Commission, then Purchaser shall cause the Company to pay to New York Reinsurer the amount of such shortfall plus interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate.

(i) All cash required to be transferred pursuant to this Section 2.11 shall be transferred by wire transfer of immediately available funds to an account or accounts designated in writing by the recipient of the applicable payment, unless otherwise specified herein.

Section 2.12 Post-Closing Net Settlement Adjustment.

(a) Purchaser shall prepare and deliver to Reinsurer and Sellers, on or before the date that is ninety (90) days after the Closing Date a statement (the “Post-Closing Settlement Report”) setting forth (i) a statement of net settlement walk for the Life Business as of the Balance Sheet Date (the “Post-Closing Statement of Net Settlement Walk”) prepared in accordance with the Statement of Net Settlement Methods and in the same format as the Reference Settlements Walk, and (ii) the Book Value and Fair Market Value of the Transferred Life Assets as of the Balance Sheet Date (the “Post-Closing Asset Report”).

(b) Following receipt of the Post-Closing Settlement Report, each of Reinsurer, Sellers and Purchaser shall have sixty (60) days (the “Settlement Review Period”) to review such Post-Closing Settlement Report. In connection with the review of the Post-Closing Settlement Report, Purchaser shall cause the Company to provide Reinsurer and its Representatives and Sellers and their Representatives, upon the request of Reinsurer or Sellers, as applicable, reasonable access to the Life Books and Records, with respect to the period up to and including the Closing Date (including any such applicable Life Books and Records created after the Closing Date to the extent relating to the period up to and including the Closing Date), including any accountants’ work papers or internal accounting records or reserving papers, in each case to the extent relating to the preparation of the Post-Closing Settlement Report (provided, however, that the independent accountants of Purchaser shall not be obligated to make any work papers available to Reinsurer or Sellers unless and until Reinsurer and Sellers, as applicable, has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants), and Purchaser shall make reasonably available to Reinsurer and its Representatives’ and Sellers and their Representatives personnel of Purchaser and their Affiliates that were involved in the preparation of the Post-Closing Settlement Report. If Reinsurer and Sellers, in compliance with the preceding sentence, have accepted the Post-Closing Settlement Report in writing or have not given written notice to Purchaser setting forth any objection to the Post-Closing Settlement Report (a “Reinsurance Statement of Objection”) prior to the expiration of the Settlement Review Period, and Purchaser has not proposed in writing any changes to the Post-Closing Settlement Report, then the Post-Closing Settlement Report shall be final and binding upon the parties and shall be deemed the “Final Settlement Report” (including the Final Statement of Net Settlement Walk and the Final Asset Report). Each of Reinsurer and Sellers may only object to the Post-Closing Statement of Net Settlement Walk or the Post-Closing Asset Report (i) in the case of the former, on the basis of (A) mathematical error or (B) the Post-Closing Statement of Net Settlement Walk not being calculated in accordance with the Statement of Net Settlement Methods and (ii) in the case of the latter, (A) on the basis of mathematical error or (B) the Post-

Closing Asset Report not being determined in accordance with the definition of Book Value and the Fair Market Value Methods, respectively. If Reinsurer or Sellers, in compliance with the preceding sentence, delivers a Reinsurance Statement of Objection prior to the expiration of the Settlement Review Period, or Purchaser proposes any changes to the Post-Closing Settlement Report, then the parties shall attempt to amicably resolve any such objection within twenty (20) days following the later to occur of Purchaser’s receipt of the Reinsurance Statement of Objection (if any) and Sellers’ and Reinsurer’s receipt of Purchaser’s written proposal of changes (if any) to the Post-Closing Settlement Report. If any such objections or proposed changes raised pursuant to Section 2.12(b) are resolved in writing by the parties, then such resolutions shall be final and binding upon the parties and shall be incorporated into the Final Settlement Report. If any such objections or proposed changes raised pursuant to Section 2.12(b) or this Section 2.12(b) are not resolved within the twenty (20) day period specified in this Section 2.12(b), then the parties shall submit any such objections or proposed changes which remain unresolved to the Independent Accountant.

(c) Within ten (10) days of the appointment of the Independent Accountant, (i) Purchaser shall provide the Independent Accountant with a copy of (A) the Methodologies, (B) the Post-Closing Settlement Report (as modified by any adjustments agreed to in writing by the parties pursuant to Section 2.12(b)) and (C) a written proposal of any changes to the Post-Closing Settlement Report raised by Purchaser during the Settlement Review Period (to the extent not already agreed and reflected in clause (B) of this Section 2.12(c)) and (ii) each of the parties shall prepare and deliver to the Independent Accountant a written report of matters raised pursuant to Section 2.12(b) that remain in dispute, which report shall set forth the specific dollar amount proposed by such party for each such disputed matter and a detailed explanation of the basis and rationale for such party’s positions, and shall concurrently deliver a copy of such materials to the other parties. Each party shall then be given an opportunity to supplement the information and support included in its initial submission to the Independent Accountant with one additional submission to respond to any arguments or positions taken by the other parties in their respective initial submissions, which supplemental information and support shall be submitted to the Independent Accountant (with a copy thereof to the other parties) within seven (7) days after the first date on which all parties have submitted their respective initial submissions to the Independent Accountant.

(d) The Independent Accountant shall thereafter finally determine the manner in which such item or items shall be treated in the Final Settlement Report. In making its determination, the Independent Accountant shall (i) consider only those items that (A) are identified in any Reinsurance Statement of Objection or in in any submission or supplemental submissions delivered to the Independent Accountant pursuant to Section 2.12(c) as in dispute and (B) were not resolved in writing by the parties, (ii) base its determination solely on (I) such materials delivered to the Independent Accountant in accordance with Section 2.12(c) and not on the basis of other materials and (II) the applicable Methodologies (including the methodologies, procedures, judgments, assumptions and estimates described therein), and not on the basis of any independent methodology, (iii) not assign a value to any item (A) greater than the greatest value for such item claimed by a party in such materials delivered to the Independent Accountant in accordance with Section 2.12(c) or (B) less than the smallest value for such item claimed by a party in such materials delivered to the Independent Accountant in accordance with Section 2.12(c) and (iv) barring exceptional circumstances, make its determination within thirty (30) days of its appointment (provided that the failure of the Independent Accountant to make its written determination in such thirty (30) day period shall not be grounds to defend against or object to the enforcement of such written determination).

(e) The parties agree to each enter into a customary engagement letter with the Independent Accountant. The parties shall reasonably cooperate with the Independent Accountant and shall provide, upon the reasonable request of the Independent Accountant, any non-privileged information and documentation, including any accountants’ work papers or internal accounting records or reserving papers, files and models, and make reasonably available to the Independent Accountant personnel of such party that have been substantively involved in the matters in disputes; provided, however, that the independent accountants of each of the parties shall not be obligated to make any work papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants. Any such information and documentation provided by a party to the Independent Accountant shall concurrently be provided to the other parties in the dispute to the extent not already so provided; provided, however, that the independent accountants of parties shall not be obligated to make any work papers available to any party unless and until such party has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to the applicable independent accountant. No party shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purpose, any settlement discussions or settlement offer made by any party to the dispute with respect to any objection under this Section 2.12 unless otherwise agreed in writing by the other parties to the dispute.

(f) The written determination by the Independent Accountant shall, absent fraud or manifest error, and subject to Section 2.13, be final and binding upon the parties to this Agreement and judgment thereon may be entered or enforced in any court of competent jurisdiction. The written determination shall not be subject to review by a court or other tribunal, and the Post-Closing Settlement Report, as adjusted to reflect any adjustments made by the Independent Accountant, shall be deemed the “Final Settlement Report”. The fees, costs and expenses of retaining the Independent Accountant shall be borne by each party to the dispute in proportion to the matters resolved against it, as determined by the Independent Accountant in its written determination. For the avoidance of doubt, the Independent Accountant shall act as an expert, not as an arbitrator, and the determination of the Independent Accountant and the agreement contained in this Section 2.12 to submit to the determination of the Independent Accountant shall be governed by and construed in accordance with Article 76 of the New York Civil Practice Law and Rules.

(g) No later than five (5) Business Days after the determination of the Final Settlement Report pursuant to this Section 2.12, if: (i) the Closing Reconciliation Amount determined by reference to the Final Settlement Report (the “Final Reconciliation Amount”) minus the Closing Reconciliation Amount is a negative amount, then Purchaser shall cause the Company to transfer cash to Reinsurer in an amount equal to the absolute value of such difference plus interest on such amount from the Closing Date to the date of payment accrued at the Interest Rate, or (ii) if the Final Reconciliation Amount less Closing Reconciliation Amount is a positive amount, then the Reinsurer shall pay to the Company cash in an amount equal to such excess plus interest on such amount from the Closing Date to the date of payment accrued at the Interest Rate.

(h) All cash required to be transferred pursuant to this Section 2.12 shall be transferred by wire transfer of immediately available funds to an account or accounts designated by the recipient of the applicable payment.

Section 2.13 Inconsistencies.

(a) Each party acknowledges and agrees that the intent of this Article II is for the Final Settlement Report and the Final Purchaser Report to be finally determined in a consistent manner, resolving or otherwise eliminating the impact of any inconsistency between the Final Settlement Report and the Final Purchaser Report. In furtherance of the foregoing if, within thirty (30) days following the determination of the Final Purchaser Report, any party identifies any such inconsistency between the Final Settlement Report and the Final Purchaser Report, the parties shall cooperate in good faith to seek to rectify such inconsistency and to restore each party as closely as reasonably possible to the positions that it would have occupied had no inconsistency existed between the Final Settlement Report and the Final Purchaser Report. If the parties are unable to agree on the resolution of any such inconsistency, such dispute (solely to the extent relating to such inconsistency) shall be referred to the Independent Accountant (and the provisions of Sections 2.12(c) and the last two sentences of Section 2.12(d) shall apply mutatis mutandis).

(b) Within ten (10) days of the appointment of the Independent Accountant, (i) the parties shall provide the Independent Accountant with a copy of (A) the Methodologies, (B) the Final Settlement Report and (C) the Final Purchaser Report and (ii) each of the parties shall prepare and deliver to the Independent Accountant a written report of the inconsistencies raised pursuant to Section 2.13(a) that remain in dispute, which report shall set forth the specific dollar amount proposed by such party for each such disputed matter and a detailed explanation of the basis and rationale for such party’s positions, and shall concurrently deliver a copy of such materials to the other parties.

(c) The Independent Accountant shall thereafter finally determine the manner in which such inconsistency shall be treated across the Final Settlement Report and the Final Purchaser Report. In making its determination, the Independent Accountant shall (i) consider only those items that (A) are identified in the submissions delivered to the Independent Accountant pursuant to Section 2.13(b), (ii) base its determination solely on (A) such materials delivered to it in accordance with Section 2.13(b) and not on the basis of other materials and (B) the applicable Methodologies (including the methodologies, procedures, judgments, assumptions and estimates described therein), and not on the basis of any independent methodology, (iii) not assign a value to any item (A) greater than the greatest value for such item claimed by a party in such materials delivered to the Independent Accountant in accordance with Section 2.13(b) or (B) less than the smallest value for such item claimed by a party in such materials delivered to the Independent Accountant in accordance with Section 2.13(b) and (iv) barring exceptional circumstances, make its determination within thirty (30) days of its appointment (provided that the failure of the Independent Accountant to make its written determination in such thirty (30) day period shall not be grounds to defend against or object to the enforcement of such written determination).

(d) The written determination by the Independent Accountant shall, absent fraud or manifest error, be final and binding upon the parties to this Agreement and judgment thereon may be entered or enforced in any court of competent jurisdiction. The written determination shall not be subject to review by a court or other tribunal, and the Final Settlement Report and the Final Purchaser Report, as adjusted to reflect any adjustments made by the Independent Accountant, shall be deemed the new “Final Settlement Report” and “Final Purchaser Report.”

(e) The parties shall settle any amounts so as to give effect to the determination of the Independent Accountant pursuant to this Section 2.13 within five (5) Business Days of the date of delivery of the Independent Accountant’s determination.

(f) All cash required to be transferred pursuant to this Section 2.13 shall be transferred by wire transfer of immediately available funds to an account or accounts designated by the recipient of the applicable payment.

Section 2.14 Section 338(h)(10) Purchase Price Adjustment.

(a) Schedule 2.14(a) hereto sets forth a hypothetical calculation of the Tax benefits and detriments to the parties of the Section 338(h)(10) Elections, assuming that the Closing occurred on December 31, 2016. Within thirty (30) days following the date hereof, Sellers and Purchaser shall negotiate in good faith and use commercially reasonable efforts to determine the appropriate methodology for calculating the amounts set forth in items 4 (the “FMV Basis”) and 18 and 22 (“Sellers’ Detriment”) of Schedule 2.14(a) (together, the FMV Basis and Sellers’ Detriment, the “Disputed Items”). If Sellers and Purchaser are unable to reach an agreement regarding the appropriate methodology for calculating either or both of the Disputed Items within such thirty (30) day period, then Sellers and Purchaser shall submit any such remaining Disputed Item(s) (the “Remaining Disputed Items”) for resolution to the Independent Accountant, who shall, as promptly as reasonably practicable (and, in any case, no later than ten (10) Business Days prior to the Closing Date), prepare and deliver to Sellers and Purchaser an updated draft of Schedule 2.14(a), which updated draft (the “Independent Section 338(h)(10) Calculation”) shall (i) incorporate, without modifying in any respect, (A) the values set forth in Schedule 2.14(a) other than the Disputed Items (the “Agreed Items”) and (B) any Disputed Items with respect to which the parties were able to determine and agree on the appropriate methodology for calculating such Disputed Items pursuant to the immediately preceding sentence (in each case, other than with respect to “sum,” “net,” “total” or other similar amounts the calculation of which is dependent on the determination of the Remaining Disputed Items, which amounts shall be modified to reflect the resolution of the Remaining Disputed Items pursuant to this Section 2.14), and (ii) reflect the Independent Accountant’s determination of the appropriate methodology for calculating the Remaining Disputed Items; provided, however, that with respect to Sellers’ Detriment, the Independent Accountant must choose either the methodology that reflects Purchaser’s position or the methodology that reflects Sellers’ position, in each case, as set forth on Schedule 2.14(a). In determining the appropriate methodology for calculating such Remaining Disputed Items for purposes of the Independent Section 338(h)(10) Calculation, the Independent Accountant (i) shall consult with Sellers and Purchaser (and their respective representatives) regarding each party’s positions with respect to the Disputed Items and (ii) may consult a nationally-recognized law firm that is not the counsel of any of the parties, and is otherwise independent and impartial, regarding legal issues relevant to such determination with respect to which the Independent Accountant is unable or unwilling to provide advice (the “Section 338(h)(10) Law Firm”). As promptly as reasonably practicable upon resolution by the parties of the Disputed Items within the thirty (30) day period following the date hereof, or upon the receipt of the Independent Section 338(h)(10) Calculation, as applicable, Sellers shall update such calculation, using the same methodologies used in such resolution or the Independent Section 338(h)(10) Calculation, as applicable, based on an assumption that the Closing will occur on the Closing Date then reasonably anticipated by the parties, rather than an assumed Closing Date of December 31, 2016 (“Sellers’ Section 338(h)(10) Calculation”). To the extent that the Tax benefits to the parties of the Section 338(h)(10) Elections, as set forth in Sellers’ Section 338(h)(10) Calculation (the “Estimated Section 338(h)(10) Elections Benefit”) exceed the sum of (A) the Tax detriments to the parties of the Section 338(h)(10) Elections, as set forth in Sellers’ Section 338(h)(10) Calculation, the “Estimated Section 338(h)(10) Elections Cost”) plus (B) Purchaser’s Section 338(h)(10) Elections Amount, any such excess shall be hereinafter referred to as the “Estimated Section 338(h)(10) Elections Excess.”

(b) No later than five (5) Business Days after the resolution of all disputes (if any), raised pursuant to Section 2.13, Purchaser shall update Sellers’ Section 338(h)(10) Calculation to take into account the adjusted Purchase Price as finally determined pursuant to the foregoing Sections of this Article II, which calculation (“Purchaser’s Section 338(h)(10) Calculation”) shall use the same methodologies used to determine the Sellers’ Section 338(h)(10) Calculation; provided, however, that the value of (but not the method of calculating) the items set forth on Sellers’ Section 338(h)(10) Calculation (other than, for the avoidance of doubt, Purchaser’s Section 338(h)(10) Elections Amount) may be updated from that shown on Sellers’ Section 338(h)(10) Calculation (i) in order to take into account the adjusted Purchase Price as finally determined pursuant to the foregoing Sections of this Article II or (ii) to reflect any reasonable disagreement with any amount on the Sellers’ Section 338(h)(10) Calculation. If Sellers reasonably disagree with any amount on the Purchaser’s Section 338(h)(10) Calculation (other than, for the avoidance of doubt, Purchaser’s Section 338(h)(10) Elections Amount), Sellers shall notify Purchaser in writing of such disagreement as promptly as reasonably practicable after Sellers’ receipt of Purchaser’s Section 338(h)(10) Calculation) (and, in any event, within thirty (30) days after receipt of the Purchaser’s Section 338(h)(10) Calculation). If a notice of objection shall be so delivered, Sellers and Purchaser shall negotiate in good faith and use their commercially reasonable efforts to resolve the disputed amounts. If Sellers and Purchaser are unable to resolve any disputed amounts within ten (10) days after receipt by Purchaser of such timely notice of objection, then Sellers and Purchaser shall submit such disputed amounts for resolution to the Independent Accountant, whose determination shall be final, binding and conclusive on Sellers and Purchaser for purposes of this Section 2.14 and, to the extent relevant, Section 10.14. The Independent Accountant’s resolution of any such dispute shall (i) incorporate the same methodologies used, with respect to the Agreed Items, in Schedule 2.14(a) and, with respect to the Disputed Items, in the resolution by the parties of the Disputed Items within the thirty (30) day period following the date hereof or in the Independent Section 338(h)(10) Calculation, as applicable, with the values updated only to take into account the adjusted Purchase Price as finally determined pursuant to the foregoing Sections of this Article II, and (ii) in no event be delivered to Sellers and Purchaser more than thirty (30) days after the referral of such dispute to the Independent Accountant. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Sellers. The “Final Section 338(h)(10) Calculation” shall be (i) the Purchaser’s Section 338(h)(10) Calculation if the Sellers do not notify Purchaser of any disagreement with any item thereon, (ii) if such a notice of objection is delivered by Sellers, the Purchaser’s Section 338(h)(10) Calculation as updated to reflect the agreed resolution among the parties of such dispute, or (iii) if the parties do not so agree, the Independent Accountant’s resolution of such dispute as described above. To the extent that the Final Section 338(h)(10) Elections Benefit exceeds the sum of (A) the Final Section 338(h)(10) Elections Cost plus (B) Purchaser’s Section 338(h)(10) Elections Amount, any such excess shall be hereinafter referred to as the “Final Section 338(h)(10) Elections Excess.”

(c) No later than two (2) Business Days after the delivery of the calculation described in Section 2.14(b):

(i) if the Estimated Section 338(h)(10) Elections Adjustment Amount is less than the Final Section 338(h)(10) Elections Adjustment Amount, then Purchaser shall pay (A) to LMIC an amount in cash equal to ninety percent (90%) of such shortfall plus ninety percent (90%) of the interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate and (B) to LMFIC an amount in cash equal to ten percent (10%) of such shortfall plus ten percent (10%) of the interest on such shortfall from the Closing Date to the date of payment accrued at the Interest Rate; and

(ii) if the Estimated Section 338(h)(10) Elections Adjustment Amount is greater than the Final Section 338(h)(10) Elections Adjustment Amount, then (A) LMIC shall pay to Purchaser ninety percent (90%) of such excess plus ninety percent (90%) of the interest on such excess from the Closing Date to the date of payment accrued at the Interest Rate and (B) LMFIC shall pay to Purchaser ten percent (10%) of such excess plus ten percent (10%) of the interest on such excess from the Closing Date to the date of payment accrued at the Interest Rate.

(d) The parties acknowledge and agree that the determinations of the Independent Accountant pursuant to this Section 2.14 shall, absent fraud or manifest error, be final and binding on the parties for purposes of this Section 2.14 and, to the extent relevant, Section 10.14. No party may initiate a dispute with respect to the matters contemplated by this Section 2.14 pursuant to any other provision of this Agreement, including any other Section of this Article II. Notwithstanding anything to the contrary herein (i) the failure of the Independent Accountant to deliver the Independent Section 338(h)(10) Calculation within the time period provided in Section 2.14(a) shall not be grounds to defend against or object to the enforcement of such calculation and (ii) the determination of the Section 338(h)(10) Elections Benefit and the Section 338(h)(10) Elections Cost shall be made by reference to (A) the Agreed Items as set forth on Schedule 2.14(a) and (B) the Disputed Items as resolved by the parties within thirty (30) days after the date hereof or by the Independent Accountant and set forth in the Independent Section 338(h)(10) Calculation, in each case adjusted pursuant to Section 2.14(b), as applicable, and in no event shall any Agreed Item (including any such amount as adjusted pursuant to Section 2.14(b), as applicable) be subject to any dispute among the parties or any modification by the Independent Accountant in preparing the Independent Section 338(h)(10) Calculation (absent manifest error). The fees of the Independent Accountant and the Section 338(h)(10) Law Firm (as applicable) with respect to the calculations described in this Section 2.14 shall be borne equally by Sellers, on the one hand, and Purchaser, on the other hand.

Section 2.15 Withholding. Notwithstanding any provision herein to the contrary, each of the Transferred Companies, Purchaser and Reinsurer shall be entitled to deduct and withhold from payments made pursuant to this Agreement and any Ancillary Agreement any amount required to be deducted and withheld under applicable Law; provided, however, that if any Transferred Company, Purchaser or Reinsurer intends to withhold any amount from any payment made pursuant to this Agreement, the relevant Transferred Company, Purchaser or Reinsurer, as applicable, shall provide any Person with respect to which such withholding is intended with written notice as soon as reasonably practicable, but in no event less than ten (10) days prior to making any payment pursuant to this Agreement to such Person with respect to which the relevant Transferred Company, Purchaser or Reinsurer, as applicable, believes withholding is required pursuant to this Section 2.15, and shall afford such Person the opportunity to provide such Tax forms or other documentation that would eliminate or reduce the amount to be so withheld. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The parties shall provide to each other any statements, forms or other documents reasonably requested by another party with respect to the withholding of Taxes (including an IRS Form W-9 or other applicable form).

ARTICLE III

SELLERS’ REPRESENTATIONS AND WARRANTIES TO PURCHASER AND REINSURER

Except as set forth in the corresponding section or subsections of the disclosure schedules delivered by Sellers to Purchaser and Reinsurer (the “Sellers Disclosure Schedule”) simultaneously with the execution of this Agreement (it being understood that any matter disclosed in such disclosure schedules shall be deemed disclosed with respect to any section of this Article III to which the relevance of such matter is reasonably apparent on its face), Sellers (each, as to itself and as to the Transferred Companies and the Transferred Businesses) hereby represent and warrant to Purchaser and Reinsurer, as of the date hereof and as of the Closing Date, as follows:

Section 3.01 Incorporation and Authority of Sellers, Affiliates of Sellers and the Transferred Companies.

(a) Each Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each Affiliate of Sellers that is party to any Transaction Agreement is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized.

(b) Each of the Transferred Companies (i) is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (ii) is duly qualified as a foreign corporation or other organization to do business and is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary and (iii) has the requisite corporate or other entity power and authority to own, lease or otherwise hold its assets and to operate its business as now conducted, except in the case of clause (ii), where the failures to be in good standing or qualified, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Each Seller and each Affiliate of Sellers that is party to any Transaction Agreement (including any applicable Transferred Company) has all requisite corporate or other entity power and authority to enter into, consummate the transactions contemplated by and carry out its obligations under each of the Transaction Agreements to which it is or will be a party. The execution and delivery by Sellers and each Affiliate of Sellers that is party to any Transaction Agreement (including any applicable Transferred Company) of each Transaction Agreement to which it is or will be a party, and the consummation by Sellers and each Affiliate of Sellers that is party to any Transaction Agreement (including any applicable Transferred Company) of the transactions contemplated by, and the performance by Sellers and each Affiliate of Sellers that is party to any Transaction Agreement (including any applicable Transferred Company) of their respective obligations under such Transaction Agreements, have been duly and validly authorized by all requisite corporate action on the part of Sellers and each Affiliate of Sellers that is party to any Transaction Agreement (including any applicable Transferred Company) and no additional corporate proceedings on the part of Sellers or any such Affiliate of Sellers are necessary to approve or authorize, as applicable, this Agreement or any Ancillary Agreement, the performance of Sellers’ or such Affiliates’ obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby.

(d) This Agreement has been duly authorized, executed and delivered by Sellers, and upon due authorization, execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of Sellers, enforceable against each Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

(e) At the Closing, each Ancillary Agreement shall, as applicable, be duly authorized, executed and delivered by Sellers or an Affiliate of Sellers party thereto (including any applicable Transferred Company), and upon due authorization, execution and delivery of each such Ancillary Agreement by the other parties thereto, will be the legal, valid and binding obligation of Sellers or such Affiliates of Sellers party thereto (including any applicable Transferred Company), enforceable against each Seller and each such Affiliate of Sellers (including any applicable Transferred Company) in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.02 Non-Contravention. Assuming the consents, approvals, waivers, authorizations, notices and filings referred to in Section 3.03, Section 6.03 and Section 7.03 are obtained or made, as applicable, and except as set forth in Section 3.02 of the Sellers Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Sellers or any Affiliate of Sellers party to any Transaction Agreement (including any applicable Transferred Company), and the consummation by Sellers and by the Affiliates of Sellers party to any Transaction Agreements (including any applicable Transferred Company), of the transactions contemplated by the Transaction Agreements to which Sellers and such Affiliates of Sellers (including any applicable Transferred Company) are or will be a party do not and will not (a) violate or conflict with the organizational documents of Sellers, any Affiliates of Sellers party to any Transaction Agreement or any of the Transferred Companies, (b) violate or conflict with any Law or Order applicable to a Seller, any Affiliate of Sellers party to any Transaction Agreement or any of the Transferred Companies or by which any of them or any of their respective properties or assets are bound or subject or (c) result in any breach of, or constitute a violation or default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, give to any Person any rights of termination, acceleration of remedies, penalty, increase in benefit payable, forfeiture of, or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on, any of the assets or properties of Sellers, any Affiliate of Sellers or any of the Transferred Companies, pursuant to any Permit, Material Contract, Reinsurance Contract, Assigned Group Benefits Contract, or Assigned Life Contract, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Encumbrances that would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole.

Section 3.03 Sellers’ Consents and Approvals. Except as set forth in Section 3.03 of the Sellers Disclosure Schedule, no consent, approval, waiver or authorization of, or notice or filing with, any Governmental Authority, is required to be obtained or made by Sellers or any of their Affiliates (including the Transferred Companies) in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, waivers or authorizations of, or notices or filings with Governmental Authorities (other than those responsible for regulating insurance or reinsurance companies), the failure to obtain or make any or all of which would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole.

Section 3.04 Life Separate Accounts.

(a) Each Life Separate Account is (i) duly and validly established and maintained in compliance in all material respects with applicable Law and (ii) is operating and, at all times since June 30, 2015, has been operated in compliance in all material respects with applicable Law and with its plan of operations, and the portion of the assets of each Life Separate Account equal to the reserves and other Contract Liabilities of such Life Separate Account is not chargeable with Liabilities arising out of any other business the Company may conduct or may have conducted.

(b) Each Life Separate Account is either duly registered as an investment company under the Investment Company Act of 1940, as amended, together with the rules and regulations thereunder (the “Investment Company Act”), and such registration is in full force and effect, or is not an “investment company” within the meaning of Section 3(a) of the Investment Company Act. Each Life Separate Account that is registered under the Investment Company Act is, and since June 30, 2015 (i) has been operated in compliance with the Investment Company Act, (ii) has filed all reports and amendments of its registration statement required to be filed by the Investment Company Act (as such requirements have been modified or interpreted by applicable publicly available SEC or SEC staff guidance or positions), (iii) has been granted all exemptive relief necessary to conduct its operations as currently conducted, and (iv) is in compliance with all conditions to any such relief, except, in each case, with respect to the preceding clauses (i)-(iv) as would not, individually or in the aggregate, be material to the Life Business, taken as a whole. Interests in each Life Separate Account or the Policies under which Life Separate Account assets are held are duly and validly issued and were either exempt from registration under the Securities Act or were sold pursuant to an effective registration statement under the Securities Act. Since June 30, 2015, the relevant registration statements, at the time that each became effective, contained no untrue statement of a material fact, and did not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) Since June 30, 2015, neither Sellers, the Company nor any of their Affiliates have received written notice of any examinations, investigations, inspections, formal or informal inquiries (including periodic and routine regulatory examinations of the Life Separate Accounts’ affairs and condition), civil investigative demands and market conduct examinations, by any Governmental Authority that would reasonably be expected to be material to the Transferred Companies, taken as a whole.

(d) Since June 30, 2015, neither Sellers, the Company nor any of their Affiliates have received (i) any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Sellers or the Company to comply with, applicable Law in connection with the Life Separate Accounts or (ii) written notice that Sellers or any of their Affiliates (including the Company) has been placed under investigation with respect to any violation of any applicable Law in connection with the Life Separate Accounts, except, in each case, any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority or that is no longer being pursued by such Governmental Authority following a response by Sellers or such Affiliate and except as would not reasonably be expected to be material to the Transferred Companies, taken as a whole.

(e) Section 3.04(e) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of all Life Separate Accounts.

(f) Since June 30, 2015, no new Variable Reinsured Contracts have been sold.

Section 3.05 Brokers or Finders. Other than Barclays Capital Inc., the fees of which will be paid by Sellers, no broker or finder has acted directly or indirectly for Sellers or their Affiliates (including the Transferred Companies), nor have Sellers or their Affiliates (including the Transferred Companies) incurred any obligation to pay any brokerage or finder’s fee or other commission, in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.06 No Other Agreements. Other than the Ancillary Agreements, clauses (a) and (b) of the definition of Confidentiality Agreements and as set forth on Section 3.06 of the Sellers Disclosure Schedule, as of the date hereof, there are no written Contracts entered into (or contemplated to be entered into) by and between Sellers or their Affiliates, on the one hand, and Purchaser or its Affiliates or Reinsurer or its Affiliates (disregarding the proviso in the definition of “Affiliate” for purposes of this Section 3.06), on the other hand, relating to this Agreement, the other Transaction Agreements or any transactions contemplated hereby or thereby.

ARTICLE IV

SELLERS’ REPRESENTATIONS AND WARRANTIES TO PURCHASER

Except as set forth in the corresponding section or subsections of the Sellers Disclosure Schedule (it being understood that any matter disclosed in such disclosure schedules shall be deemed disclosed with respect to any section of this Article IV to which the relevance of such matter is reasonably apparent on its face) (each, as to itself and as to the Transferred Companies and the Transferred Businesses), Sellers hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 4.01 Capital Structure of the Transferred Companies; Ownership and Transfer of the Company Shares.

(a) Section 4.01(a) of the Sellers Disclosure Schedule sets forth (i) the authorized Capital Stock of each of the Transferred Companies (ii) the jurisdiction of incorporation or organization of each of the Transferred Companies and (iii) the number of shares of each class or series of Capital Stock of each of the Transferred Companies that are issued and outstanding, together with the registered holder thereof. Except as set forth in Section 4.01(a) of the Sellers Disclosure Schedule, there are no shares of Capital Stock of the Transferred Companies issued and outstanding. All the outstanding shares of Capital Stock of the Transferred Companies have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights or any applicable Laws or the Transferred Companies’ respective organizational documents. There are no options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments, in any such case, relating to the authorized and issued or unissued shares of Capital Stock of the Transferred Companies, and there are no shares of Capital Stock of the Transferred Companies reserved for issuance for any purpose. There are no capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar obligations and commitments of the Transferred Companies.

(b) Sellers own, beneficially and of record, all of the outstanding Capital Stock of the Company, free and clear of all Encumbrances, other than any Encumbrances arising from acts of Purchaser. The Company Shares to be acquired by Purchaser pursuant to Section 2.02 are the only shares of Capital Stock of, or other equity or voting interest in, the Company issued and outstanding. The Company owns all of the outstanding Capital Stock of the Company Subsidiary, free and clear of all Encumbrances, other than any Encumbrances arising from acts of Purchaser. Except the Excluded Subsidiaries, the Transferred Companies have no Subsidiaries, and except for Investment Assets, neither Transferred Company owns, directly or indirectly, any capital stock or other equity or voting interest of any Person, has any direct or indirect equity or ownership interest in any business or is a member of or participant in any partnership, joint venture or other entity (other than, in the case of the Company, the Company Subsidiary), except for passive, non-controlling investments held in the Company’s general account that do not exceed twenty percent (20%) of the capital stock or other equity or voting interest in any such entity.

(c) Except for this Agreement, there are no voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of the Transferred Companies.

Section 4.02 Acquired Group Benefits Assets. Sellers or one or more of their Affiliates (other than the Transferred Companies) are the record and beneficial owner of, and hold, good and valid title to, or have valid and binding leases, licenses or rights to use the Acquired Group Benefits Assets, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances and Encumbrances arising from acts of Purchaser.

Section 4.03 Compliance with Law; Permits.

(a) Each Transferred Company is, and Sellers and their respective Affiliates with respect to the Transferred Businesses are, and the operation of the Transferred Businesses is, and at all times since June 30, 2015 each of the foregoing has been, in compliance with all applicable Laws in all material respects. Since June 30, 2015, none of Sellers or their respective Affiliates (including the Transferred Companies) has received any written notice of any actual or alleged material violation of, or failure to comply in any material respect with, applicable Law with respect to the Transferred Companies or the operation of the Transferred Businesses.

(b) Since June 30, 2015, each of the Transferred Companies (i) has held and maintained in full force and effect all material Permits necessary (A) for the operation and conduct of the Transferred Businesses and (B) to own or use its assets and properties as the same are or have been owned and used, in each case, in each of the jurisdictions in which such business has been operated and conducted, (ii) has been in compliance in all material respects with all material Permits necessary for the operation and conduct of their businesses and the Transferred Businesses, (iii) has not received any written notice from any Governmental Authority regarding any actual, alleged or potential material violation of, or material failure to comply with, the terms or requirements of any such material Permit and (iv) is not subject to any action (pending or, to the Knowledge of Sellers, threatened) seeking the revocation, withdrawal, suspension, termination, cancellation, nonrenewal, modification or impairment of any such material Permit.

Section 4.04 Company Financial Statements.

(a) Sellers have timely filed with the applicable Governmental Authorities, and Made Available to Purchaser true, complete and correct copies of (i) the unaudited quarterly statutory financial statements of the Company for the first three (3) fiscal quarters of 2017 and the related statements of operations for the fiscal quarters then ended and (ii) the audited annual statutory financial statements of the Company as of December 31, 2016 and December 31, 2015 together with the report of the Company’s independent auditors thereon and the related statements of operations, changes in capital and surplus and cash flows for the fiscal years then ended (collectively, the “Company Financial Statements”). The Company Financial Statements

(A) were derived from the Books and Records and are materially consistent with the Books and Records from which they were derived, (B) were prepared, in all material respects, in accordance with SAP consistently applied during the periods involved, (C) present fairly, in all material respects, the statutory financial position, admitted assets, liabilities and capital and surplus of the Company at their respective dates, and the statutory results of operations, changes in capital and surplus, and cash flows of the Company for the periods covered thereby, subject to normal year-end adjustments.

(b) The reserves for the payment of benefits, losses, claims, contingent obligations, unearned premium and expenses under the Company Policies (other than the Reinsured Contracts), and related liability amounts, reflected on the Company Financial Statements as at September 30, 2017 have been calculated (i) in accordance with the terms and conditions of such Company Policies; (ii) in accordance with SAP consistently applied during the periods involved and applicable Law; and (iii) based on actuarial assumptions that were reasonable in relation to provisions of the relevant Company Policy; provided, however, nothing in this Section 4.04(b) shall be deemed a representation or warranty as to the adequacy or sufficiency of reserves or the effect of the adequacy or sufficiency of reserves on any line item, asset, Liability or equity amount on any financial or other document including the Final Statements.

(c) Section 4.04(c)(i) of the Sellers Disclosure Schedule sets forth a list of all permitted accounting practices utilized in the preparation of the Company Financial Statements. Section 4.04(c)(ii) of the Sellers Disclosure Schedule sets forth a list of all deficiencies or required adjustments with respect to the Company Financial Statements that have been asserted by any applicable Governmental Authority since June 30, 2015, and each such deficiency or adjustment has been cured or otherwise resolved to the satisfaction of such Governmental Authority.

(d) The Books and Records (other than Books and Records exclusively relating to Accident and Health Individual Policies or the Excluded BOLI/COLI Contracts) (i) have been maintained in all material respects in accordance with applicable Law and (ii) are in material compliance with any and all applicable legally and contractually required record keeping maintenance requirements. The Seriatim File provided by Sellers to Purchaser in a disc on January 18, 2018 contains a true, correct and complete list of all Reinsured Contracts as of September 30, 2017 (except, in the case of the Seriatim File, but not the Updated Seriatim File, with respect to “Integrity OYT”, which is as of October 31, 2017 and “Integrity SPWL”, which is as of December 31, 2016) and of the attributes of such Reinsured Contracts set forth on Section 4.04(d) of the Sellers Disclosure Schedule, in each case, to the extent applicable. The Updated Seriatim File to be provided by Sellers to Purchaser at Closing will contain a true, correct and complete list of all Reinsured Contracts as of the last day of the immediately preceding calendar month that is at least ten (10) days prior to the Closing Date, and of the attributes of such policies set forth in Section 4.04(d) of the Sellers Disclosure Schedule, in each case, to the extent applicable.

Section 4.05 Internal Controls. The Company has established and maintained a system of internal accounting controls with respect to its business sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with SAP and applicable Law, including assurance that:

(a) transactions are executed according to management’s general or specific authorization; (b) transactions are recorded as necessary to permit the preparation of financial statements in conformity with SAP and to maintain accountability for assets; (c) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; and (d) recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Sellers do not have, and have not had at any time since June 30, 2015, any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting of the Company.

Section 4.06 No Undisclosed Liabilities. The Transferred Companies do not have any Liabilities that are required to be reflected in a balance sheet (or in the notes thereto) of the Company prepared in accordance with SAP, except (a) those Liabilities reflected or reserved in the balance sheet as of September 30, 2017 included in the Company Financial Statements, (b) Liabilities disclosed in Section 4.06 of the Sellers Disclosure Schedule, (c) Liabilities incurred in the ordinary course of business since September 30, 2017 that are not material to the Transferred Companies, taken as a whole, (d) liabilities incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements and (e) Liabilities arising under the terms of the Company Policies; provided, however, nothing in this Section 4.06 shall be deemed a representation or warranty as to the adequacy or sufficiency of reserves or the effect of the adequacy or sufficiency of reserves on any line item, asset, Liability or equity amount on any financial or other document.

Section 4.07 Litigation; Orders.

(a) There are no Actions or arbitration proceedings pending or, to the Knowledge of Sellers, threatened in writing (or in the case of clause (iii), Orders) (i) against any Transferred Company (or in which a Transferred Company is otherwise a party) or any assets, properties, rights or privileges of a Transferred Company (other than ordinary course claims litigation in connection with Company Policies or the Excluded BOLI/COLI Contracts or the Accident and Health Individual Policies), (ii) against Sellers or any of their Affiliates (other than the Transferred Companies), or in which Sellers or any of Sellers’ Affiliates is otherwise a party, or any of their respective assets, properties, rights or privileges, solely to the extent related to the Transferred Businesses, which in the case of clauses (i) and (ii), are pending or threatened in writing and which would, individually or in the aggregate, reasonably be material to the Transferred Companies, taken as a whole, or (iii) which would be reasonably likely to prohibit or restrain the ability of Sellers or the Transferred Companies to consummate the transactions contemplated hereby.

(b) There are no outstanding Orders against or involving a Transferred Company by or before any Governmental Authority which would, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies, taken as a whole.

Section 4.08 Absence of Certain Changes and Events. Since September 30, 2017 to the date hereof, there has not been any action taken by Sellers or their Affiliates that, if taken during the period from and after the date hereof and prior to the Closing, would require Purchaser’s consent pursuant to Section 8.01(a)(i), (v), (vi)(A), (vi)(B), (viii), (x), (xii)(A), (xii)(B), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xxi) and (xxii) (solely to the extent applicable to the subsections of Section 8.01(a) referenced in this Section 4.08). Since December 31, 2016, (a) to the date of this Agreement, (i) the Transferred Companies have conducted their businesses and (ii) Sellers have conducted the Transferred Businesses, in each case in the ordinary course consistent with past practices in all material respects, and (b) there has not been any adverse event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 4.09 Sufficiency. Except as set forth in Section 4.09 of the Sellers Disclosure Schedule, the assets, properties and rights of the Transferred Companies, together with the Acquired Group Benefits Assets and the Transferred Group Benefits Employees and the other assets, rights, properties, employees and services made available to Purchaser or the Transferred Companies pursuant to this Agreement, the Company Transition Services Agreement and the Ancillary Agreements will, in the aggregate, as of the Closing, comprise all assets, rights, properties, employees and services that are necessary to permit the Transferred Companies to operate the Group Benefits Business immediately following the Closing Date in substantially the same manner as the Group Benefits Business is being operated as of the date hereof.

Section 4.10 Company Policies.

(a) Since June 30, 2015, the Company Policies have been, to the extent required under applicable Law, on forms and at rates, and all marketing materials, brochures and certificates pertaining thereto have been, to the extent required by applicable Law, approved by applicable Governmental Authorities or filed and not objected to by such Governmental Authorities within the period provided for objection, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies taken as a whole. To the Knowledge of Sellers, since June 30, 2015, no material deficiencies have been asserted by any Governmental Authority with respect to any such filings which have not been cured or otherwise resolved, in each case, with respect to such forms, rates, marketing materials, brochures, illustrations or certificates. Since June 30, 2015, all Company Policies and all such policy and contract forms, amendments and applications and all such marketing materials, brochures, illustrations and certificates and rates, comply with, and have been sold, issued, maintained and administered in accordance with, applicable Law in all material respects.

(b) The Company has paid all material guaranty fund assessments that have been due, claimed or asserted by, or that are the subject of any voluntary contribution commitment to, any state guaranty fund or association or any Governmental Authority charged with the supervision of insurance companies in any jurisdiction in which the Company does business. Except for regular periodic assessments in the ordinary course of business, assessments based on developments that are publicly known within the insurance industry or such assessments as would not, individually or in the aggregate, be material to the Transferred Companies taken as a whole, no claim or assessment against the Transferred Companies is pending or, to the Knowledge of Sellers, threatened against the Transferred Companies in writing, by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers, and since June 30, 2015, neither Sellers or their Affiliates have received written notice of any such claim or assessment.

(c) Except as set forth on Section 4.10(c) of the Sellers Disclosure Schedule, no provision in any Company Policy gives the holder thereof (or any other Person) the right to receive policy dividends or otherwise participate in the revenue, earnings or profits of the Company.

Section 4.11 Material Contracts.

(a) Section 4.11(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all Contracts to which any Transferred Company is a party that meets any of the following criteria and which is not a Group Benefits Plan, Life Plan, insurance contract, administrative services contract in respect of leave or self-insured plans or Reinsurance Contract (each, a “Material Contract”):

(i) requires expenditures involving consideration in excess of two hundred fifty thousand dollars ($250,000) in the aggregate in any twelve (12)-month period;

(ii) provides for payments to be received in excess of two hundred fifty thousand dollars ($250,000) in the aggregate in any twelve (12)-month period;

(iii) relates to the incurrence by any Transferred Company of any indebtedness in excess of two hundred fifty thousand dollars ($250,000);

(iv) relates to the acquisition or disposition by any Transferred Company of any material business (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) to the extent any actual or contingent obligations of any Transferred Company thereunder remain outstanding or otherwise occurring during the five (5) year period preceding the date of this Agreement, in each case, other than transactions involving Investment Assets or the Restructuring Transactions;

(v) grants a right of first refusal or first offer or similar right or materially restricts or limits a Transferred Company’s, or, following the Closing, any of its Affiliates’ or Reinsurer’s, ability to freely engage in any business, compete with other entities, compete in any geographic region, market any product or solicit employees or customers, provides for “exclusivity” or any similar requirement or includes a “most favored nation” provision, in each case (as applicable) in favor of any Person other than the subject Transferred Company (“Specified Contracts”);

(vi) contains guarantees, capital maintenance or keepwells (or similar support type obligations) made or supported by any Transferred Company;

(vii) has a Governmental Authority as a party thereto and is a written Contract and is binding on a Transferred Company (excluding Orders and Permits);

(viii) is a lease, sublease or occupancy agreement for real property to which any Transferred Company is a party or that is exclusively used in the conduct of the Transferred Businesses;

(ix) relates to the license to or from any Transferred Company of any material Intellectual Property (other than “shrink wrap” or “click through” licenses or licenses of generally available “off the shelf” computer software or databases for aggregate license fees under such license of less than two hundred fifty thousand dollars ($250,000));

(x) is a Multiparty Agreement or a Shared Contract that involves consideration in excess of two hundred fifty thousand dollars ($250,000) in the aggregate in any twelve (12)-month period; or

(xi) is an obligation to enter into any of the foregoing.

(b) Assuming due authorization, execution and delivery thereof by the other party or parties thereto, as of the date of this Agreement, (i) each Material Contract is a valid and binding obligation of the Transferred Company party thereto and, to the Knowledge of Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Enforceability Exceptions, (ii) each Transferred Company party thereto is not and, to the Knowledge of Sellers, no other party thereto is (or, with the giving of notice or the lapse of time or both, will be) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Material Contract and (iii) no event has occurred that, with or without notice, the passage of time or both, would constitute a violation, breach or default by any Transferred Company or, to the Knowledge of Sellers, any other party thereto under any Material Contract, except, with respect to the foregoing clauses (i), (ii) and (iii), where such failures to be valid and binding and in full force and effect and such defaults would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies, taken as a whole, or the Transferred Businesses, taken as a whole, as applicable.

(c) Sellers have Made Available to Purchaser true, complete and correct copies of the Material Contracts.

(d) As of the Business Day prior to the date hereof, neither Sellers nor any of their Affiliates has received any written, or to the Knowledge of Sellers, oral notice from any customer listed on Section 4.11(d) of the Sellers Disclosure Schedule, in each case indicating such customer’s express intention (excluding, for the avoidance of doubt, complaints or other similar communications not expressing such an intent) to cancel, terminate, request termination assistance services under, or allow to lapse any Company Policies or Assigned Group Benefits Contracts that were in effect at any time between June 30, 2017 and the date hereof.

Section 4.12 Assigned Group Benefits Contracts.

(a) Assuming due authorization, execution and delivery thereof by the other party or parties thereto, as of the date hereof, (i) each Assigned Group Benefits Contract is a valid and binding obligation of a Seller or an Affiliate of Sellers party thereto (including any applicable Transferred Company) and, to the Knowledge of Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Enforceability Exceptions, (ii) Sellers or their Affiliates party thereto (including any applicable Transferred Company) are not and, to the Knowledge of Sellers, no other party thereto is (or, with the giving or notice or lapse of time or both will be) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in an Assigned Group Benefits Contract and (iii) no event has occurred that, with or without notice, the passage of time or both, would constitute a violation, breach or default by any Transferred Company or, to the Knowledge of Sellers, any other party thereto under an Assigned Group Benefits Contract, except, with respect to the foregoing clauses (i), (ii) and (iii), where such failures to be valid and binding and in full force and effect and such defaults would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole.

(b) Sellers have Made Available to Purchaser true, complete and correct copies of each Assigned Group Benefits Contract.

Section 4.13 Group Benefits Appraisal. Sellers have Made Available to Purchaser true, complete and correct copies of the actuarial report prepared by the Specified Actuary with respect to the Group Benefits Business, dated August 23, 2017 (the “Group Benefits Actuarial Report”) and all attachments, addenda and written supplements and modifications thereto. As of the date hereof, to the Knowledge of Sellers, the Specified Actuary has not issued a new or revised version of the Group Benefits Actuarial Report.

Section 4.14 Insurance Regulatory Matters. Since June 30, 2015, (a) the Company has filed all material reports, statements, registrations, filings, notices or submissions required to be filed or otherwise submitted by the Company with any Governmental Authority responsible for the regulation of insurance companies, (b) all such reports, statements, registrations, filings, notices or submissions were timely filed and complied in all material respects with applicable Law when filed or as amended or supplemented and (c) no deficiencies or violations have been asserted in writing by such Governmental Authority with respect to such reports, statements, registrations, filings, or submissions that have not been, to the Knowledge of Sellers, resolved to the satisfaction of the applicable Governmental Authority. The Company is not deemed to be “commercially domiciled” under the Laws of any jurisdiction and is not otherwise treated as domiciled in a jurisdiction other than the State of New Hampshire.

Section 4.15 Examinations.

(a) Sellers have Made Available to Purchaser true, complete and correct copies of all material examination reports and market conduct reports of any Governmental Authority with respect to the Transferred Companies or the Transferred Businesses received by them or an Affiliate of Sellers (including a Transferred Company) on or after June 30, 2015 and prior to the date hereof. All material deficiencies or violations noted in such examination reports have been, to the Knowledge of Sellers, cured or resolved to the satisfaction of the applicable Governmental Authority. Section 4.15(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of any ongoing examinations of any Governmental Authority with respect to the Transferred Companies or the Transferred Businesses as of the date hereof.

(b) Since June 30, 2015, the Company has been in compliance in all material respects with all applicable Laws regulating the marketing and sale of insurance policies, regulating advertisements, requiring mandatory disclosure of policy information, requiring employment of standards to determine if purchase of a policy or contract is suitable for an applicant, prohibiting use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions.

Section 4.16 Sales Practices. Except as set forth in Section 4.16 of the Sellers Disclosure Schedule, each of the brokers, broker dealers, insurance agents, producers, distributors or other Persons who market, produce or service the Group Benefits Policies, or any successors thereto (each, a “Group Distributor”) that is an Affiliate of the Sellers and, to the Knowledge of Sellers, each Group Distributor that is not an Affiliate of the Sellers, are and have been since June 30, 2015, in connection with the Group Benefits Business, in compliance in all material respects with all applicable Laws regulating the marketing and sale of such Group Benefits Policies, regulating advertisements, requiring mandatory disclosure of policy information and prohibiting the use of unfair methods of competition and deceptive acts or practices. For purposes of this Section 4.16, “advertisement” means any material designed to create public interest in a Group Benefits Policy or in the Company, or in a Group Distributor with respect to the Group Benefits Policies, or to induce the public or an employer (including the association listed on Section 1.01(b) of the Sellers Disclosure Schedule) to increase, modify, reinstate, borrow on, replace or retain a Group Benefits Policy.

Section 4.17 Reinsurance. Section 4.17 of the Sellers Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of each Reinsurance Contract. True, correct and complete copies of each Reinsurance Contract (including, in each case, all amendments and addenda thereto) have been Made Available to Purchaser. Assuming due authorization, execution and delivery thereof by the other party or parties thereto as of the date of this Agreement, (a) each Reinsurance Contract is a valid and binding obligation of the Company and, to the Knowledge of Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Enforceability Exceptions, (b) each Company party thereto is not and, to the Knowledge of Sellers, no other party thereto is (or, with the giving of notice or the lapse of time or both, will be) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Reinsurance Contract and (c) no event has occurred that, with or without notice, the passage of time or both, would constitute a violation, breach or default by the Company or, to the Knowledge of Sellers, any other party thereto under any Reinsurance Contract, except, with respect to the foregoing clauses (a), (b) and (c), where such failures to be valid and binding and in full force and effect and such defaults would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Companies, taken as a whole or the Transferred Businesses, taken as a whole, as applicable. To the Knowledge of Sellers, no other party to any Reinsurance Contract is the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding. No Reinsurance Contract contains triggers that would allow the counterparty to terminate based on a ratings downgrade of the Company below certain minimum ratings issued by a credit rating agency or a reduction in the Company’s capital and surplus below a certain level. As of the date hereof, no party to any Reinsurance Contract has given written notice of termination (provisional or otherwise) under any Reinsurance Contract. From December 31, 2016 to the date hereof, (i) Sellers and their Affiliates have not received any written notice of any actual or proposed increase in the rate payable under any Reinsurance Contract, and (ii) no such increase has occurred.

Section 4.18 Affiliate Transactions. Section 4.18 of the Sellers Disclosure Schedule contains a true, complete and correct list, as of the date hereof, of all written Intercompany Agreements.

Section 4.19 Policy Tax Matters.

(a) Sellers and the Transferred Companies monitor the Company Policies for compliance with their intended Tax treatment under the Code, including monitoring the Company Policies for treatment as “modified endowment contracts,” and the Company Policies satisfy the applicable requirements for such Tax treatment in all material respects. For purposes of this Section 4.19, the provisions of applicable Law relating to Tax treatment of the Company Policies shall include, but not be limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code.

(b) Sellers and each Transferred Company has complied in all material respects with all Tax reporting, withholding and disclosure requirements that are applicable to the Company Policies, and has reported, in all material respects, all distributions under such Policies in accordance with all applicable requirements of the Code, Treasury Regulations and forms issued by the IRS.

(c) Each Company Policy provides, and since the date of issuance, assumption, exchange, modification or purchase of such Company Policy has provided, the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with Tax treatment under the Code that is, in all material respects, the same as or more favorable than the Tax treatment (i) that was purported to apply in materials provided at the time of issuance, assumption, exchange, modification or purchase or (ii) for which such policies or contracts were intended or reasonably expected to qualify under the Code at the time of issuance, assumption, exchange, modification or purchase. Each Company Policy that is subject to Section 7702 of the Code satisfies in all material respects the requirements of Section 7702(a) of the Code and otherwise qualifies as a “life insurance contract” for purposes of the Code.

(d) No Company Policy constitutes a “modified endowment contract” within the meaning of Section 7702A of the Code. The Company has received signed acknowledgments substantially in the form of the acknowledgement that was Made Available in subfolder 10.243 of folder “Providence Individual” of the Electronic Data Room from the applicable policyholder of each Company Policy of the type described on Section 4.19(d) of the Sellers Disclosure Schedule (other than the “Inadvertent MECs” as defined therein).

(e) The Transferred Companies are treated for U.S. federal income Tax purposes as the owner of the assets underlying the Company Policies.

(f) None of Sellers or any of the Transferred Companies are parties to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or Tax treatment of any Company Policy (whether developed by, administered by, or reinsured with any unrelated third party) or any plan or arrangement entered into by any of the Transferred Companies in connection with which such Company Policies were purchased or have been administered.

(g) There is no currently pending (i) U.S. federal, state, local, or foreign audit or other administrative proceeding by any Taxing Authority or (ii) judicial proceeding, in either case against Sellers or any of the Transferred Companies or, to the Knowledge of Sellers, against any other party, regarding material Taxes with respect to the Tax treatment of any Company Policy or any plan or arrangement entered into by any of the Transferred Companies in connection with which such Company Policies were purchased or have been administered. None of Sellers or the Transferred Companies has requested or is subject to a ruling or waiver with respect to any material potential or actual failure of any Company Policy to meet any applicable requirements of the Code or any Treasury Regulations or administrative guidance issued thereunder that would have continuing effect or be binding for periods (or portions thereof) ending after the Balance Sheet Date. None of Sellers or the Transferred Companies have entered into any material settlement agreement, closing agreement or other agreement with any Taxing Authority with respect to any potential or actual failure of any Company Policy to meet any applicable requirements of the Code or any Treasury Regulations or administrative guidance issued thereunder which agreement would have continuing effect or be binding for periods (or portions thereof) ending after the Balance Sheet Date, and none of Sellers or the Transferred Companies are currently involved in any discussions or negotiations with any Taxing Authority regarding any such agreement or request.

(h) Sellers have Made Available to Purchaser true and complete copies of all closing agreements that any of Sellers or the Transferred Companies have entered into with the IRS since June 30, 2015 relating to the Tax treatment of any Company Policy.

(i) None of Sellers or the Transferred Companies have requested relief from any Taxing Authority concerning the qualification of any Company Policy under the Code, and no Taxing Authority has asserted in writing to Sellers or the Transferred Companies that any Company Policy fails to so qualify.

(j) Each “segregated asset account,” within the meaning of Section 817(h) of the Code, maintained by any Transferred Company meets, and since establishment of such account has met, the diversification requirements of Section 817(h) of the Code and the Treasury Regulations promulgated thereunder, and otherwise satisfies in all material respects the requirements of the Code, the Treasury Regulations, and administrative guidance issued thereunder.

(k) None of the Company Policies provide “health insurance coverage” within the meaning of Section 9832(b)(1) of the Code.

(l) Notwithstanding any other representation or warranty in this Agreement to the contrary, the representations and warranties in this Section 4.19, Section 4.20 and, solely to the extent relating to Taxes, Section 4.08 and Section 4.25 constitute the sole and exclusive representations and warranties of Sellers to Purchaser with respect to Taxes.

Section 4.20 Taxes.

(a) All material Tax Returns required to be filed by or with respect to each Transferred Company, the Acquired Group Benefits Assets, the Assumed Group Benefits Liabilities, or the Group Benefits Business have been timely filed (taking into account applicable extensions), and all material Taxes required to be paid (or withheld and remitted) by or on behalf of or with respect to a Transferred Company, the Acquired Group Benefits Assets, the Assumed Group Benefits Liabilities, or the Group Benefits Business (whether or not shown to be due and payable on such Tax Returns) have been timely paid (or caused to be timely paid or duly and timely withheld and remitted) to the proper Taxing Authority, except for any such Taxes that are being contested in good faith by appropriate proceedings and for which adequate liabilities therefor have been provided on the Company Financial Statements in accordance with SAP. Each Transferred Company has complied in all material respects with all applicable Laws relating to the withholding and collection of Taxes, and all material amounts withheld or collected pursuant to such Laws have been duly and timely paid to the applicable Taxing Authority.

(b) None of LMGI, Sellers, or the Transferred Companies has received within the past three (3) years any written notice of any actions for the assessment or collection of material Taxes with respect to any Transferred Company, and there are no currently pending Tax audits, investigations, examinations, or other proceedings by a Taxing Authority with respect to material Taxes of any Transferred Company. There are no currently pending written requests for waivers of the time to assess any material Tax of the Transferred Companies. None of the Transferred Companies has waived any statute of limitations with respect to material Taxes, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(c) No claim has ever been made in writing by a Taxing Authority of a jurisdiction where a Transferred Company has not filed Tax Returns or paid Taxes of a particular type claiming that such Transferred Company is subject to taxation by that jurisdiction, required to file such Tax Returns, or required to pay such Taxes. There are no rulings, special tax incentives, closing agreements, or similar arrangements with any Taxing Authority with regard to material Taxes, material Tax Returns, or the determination of the material Tax liability of any Transferred Company that would have continuing effect or be binding for periods (or portions thereof) ending after the Balance Sheet Date.

(d) There are no Encumbrances for material Taxes against any assets of the Transferred Companies or the Acquired Group Benefits Assets, except for Permitted Encumbrances.

(e) None of the Transferred Companies is a party to, or bound by, any Tax allocation, indemnification or sharing agreement or arrangement (other than an agreement with another Transferred Company), other than any agreements entered into in the ordinary course of business and the principal purpose of which does not relate to the sharing or allocation of Taxes.

(f) None of the Transferred Companies (i) is or has been a member of any affiliated, consolidated, combined, unitary, loss sharing or similar group for Tax purposes (other than a group of which Liberty Mutual Holding Company Inc. is or was the common parent) with respect to Taxes for any taxable period for which the statute of limitations has not expired or (ii) has any liability for material Taxes of any Person (other than a Transferred Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as a transferee or successor or otherwise under any provision of applicable Law.

(g) None of the Transferred Companies is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Balance Sheet Date Tax Period as a result of (i) an adjustment pursuant to Section 481(a) of the Code with respect to a change in accounting method that occurred before the Closing Date or (ii) a change in the basis for determining any item referred to in Section 807(c) of the Code with respect to any Pre-Closing Tax Period.

(h) None of the Transferred Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify pursuant to Section 355 of the Code within the past two (2) years.

(i) None of the Transferred Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local, or non-U.S. Law).

(j) Each of the Transferred Companies that is regulated under applicable state law as a life insurance company qualifies as a life insurance company within the meaning of Section 816 of the Code and has been subject to taxation under Subchapter L of the Code.

(k) None of the Transferred Companies has a policyholder surplus account within the meaning of Section 815 of the Code.

(l) Sellers are eligible to make an election under Section 338(h)(10) of the Code with respect to the sale of the Shares and the capital stock of the Company Subsidiary.

(m) Notwithstanding any other representation or warranty in this Agreement to the contrary, the representations and warranties in this Section 4.20, Section 4.19 and, solely to the extent relating to Taxes, Section 4.08 and Section 4.25, constitute the sole and exclusive representations and warranties of Sellers and the Company to Purchaser with respect to Taxes.

Section 4.21 Investment Assets. Section 4.21(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of all Investment Assets (other than Investment Assets held in the Life Separate Accounts or, for the avoidance of doubt, the COLI Investment Assets) owned by, or held in trust for the benefit of, the Company as at January 11, 2018 (except with respect to the Specified Investment Assets, which are as at December 31, 2017). The Company, or a trustee acting on the Company’s behalf, has good and valid title to all Investment Assets it purports to own, free and clear of all Encumbrances other than Permitted Encumbrances. Since June 30, 2015, the Company has managed the Investment Assets then held by the Company in accordance with the Company’s investment guidelines set forth on Section 4.21(b) of the Sellers Disclosure Schedule (the “Investment Guidelines”). As of January 11, 2018, none of the Investment Assets then held by the Company are subject to any Liabilities to fund any capital calls or capital commitments or similar obligations.

Section 4.22 Intellectual Property.

(a) Section 4.22(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all U.S. and foreign (i) patents, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and patent applications, (ii) Trademark registrations and pending Trademark applications (including all renewals and intent-to-use applications thereof) and (iii) copyright registrations and applications, in each case owned by Sellers or their Affiliates that are included in the Transferred Group Benefits Intellectual Property or Transferred Life Intellectual Property or are owned by a Transferred Company. Sellers and their Affiliates are the exclusive and, if applicable, record owners of the material Transferred Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. As of the Closing Date, the Transferred Companies will be the exclusive owners of the material Transferred Group Benefits Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Transferred Intellectual Property listed on Section 4.22(a) of the Sellers Disclosure Schedule is subsisting and, to the Knowledge of Sellers, the Transferred Intellectual Property listed on Section 4.22(a) of the Sellers Disclosure Schedule and all other material Transferred Intellectual Property is valid and enforceable.

(b) To the Knowledge of Sellers, the conduct of the Transferred Businesses as currently conducted does not infringe, misappropriate, dilute, breach or otherwise violate any Person’s Intellectual Property. To the Knowledge of Sellers, since June 30, 2015, no Person has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating any of the Transferred Intellectual Property or any Intellectual Property owned by a Transferred Company. No such claims are pending or threatened in writing against any Person by Sellers or any of their Affiliates.

(c) Sellers and their Affiliates (including the Transferred Companies) have taken all actions reasonably necessary to maintain the enforceability of the material Transferred Intellectual Property and the Intellectual Property owned by the Transferred Companies under all applicable Law (including (i) making and maintaining in full force and effect all necessary filings, registrations and issuances with respect to the material Transferred Intellectual Property that is the subject of a registration or pending application and (ii) maintaining the secrecy of all material confidential Intellectual Property used in the Transferred Businesses).

Section 4.23 Data Protection; IT Systems.

(a) Except as would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole, the Transferred Companies are, and have since June 30, 2015 been, in compliance with their respective publicly distributed policies and any contractual requirements, including applicable terms of use and external-facing privacy policies, pertaining to the protection, privacy, security, collection, storage, use, disclosure, disposal, maintenance and transmission of Personal Information. To the Knowledge of Sellers, since June 30, 2015, none of Sellers and their Affiliates, or, to the Knowledge of Sellers, any third Person working on behalf of any of them, has experienced an incident of unauthorized access, disclosure, use, destruction or loss of any Personal Information that Sellers or their Affiliates (or a third Person on behalf of any of them) collects, stores, uses or transmits in the conduct of the Transferred Businesses that by Law required the delivery of notice to affected individuals pursuant to Laws pertaining to privacy and data security.

(b) Since June 30, 2015, there have been no disruptions or defects in the information technology systems used in the Transferred Businesses that materially adversely affected the operations of the Transferred Businesses other than disruptions or defects which have been repaired or resolved. To the Knowledge of Sellers, none of any information technology systems included in the Acquired Assets contain any viruses, back doors, trap doors, Trojan horses and other malicious or destructive code or software routines that may, or may be used to, permit unauthorized access to software, hardware or data related to the Transferred Businesses, or modify, delete, damage, disable, erase, interrupt, interfere with or otherwise harm the same, or that would reasonably be expected to interfere with the ability of Purchaser to conduct the Transferred Businesses. Sellers and their Affiliates have implemented, maintain, and comply with commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to the information technology systems owned by Seller or its Affiliates and used in the Transferred Businesses, and direct third parties operating information technology systems that are material to the operation of the Transferred Businesses to maintain commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to such systems.

Section 4.24 Insurance. As of the date hereof, all current property and liability insurance policies covering the Transferred Companies are (i) in full force and effect (and all premiums due and payable thereon have been paid), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by a Transferred Company and (ii) none of the Transferred Companies is in default of any provision thereof, except for such defaults that would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole.

Section 4.25 Group Benefits Plans.

(a) Section 4.25(a) of the Sellers Disclosure Schedule contains a true, complete and correct list of all material Group Benefits Plans. With respect to each such Group Benefits Plan, Sellers have provided or Made Available to Purchaser (where applicable) true, complete and correct copies of all material plan documents or summary plan descriptions, and any material amendments and modifications related thereto. No Benefit Plan is (or has been in the six (6) years prior to the date hereof) maintained or sponsored by a Transferred Company, and no Transferred Company is a participating employer in any Benefit Plan.

(b) Each Group Benefits Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the IRS and, to the Knowledge of Sellers, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such Group Benefits Plan. Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Transferred Companies or Purchaser or its Affiliates, (i) each Group Benefits Plan has been operated in compliance with the terms of such Group Benefits Plan and applicable Law, (ii) all contributions required to be made to any Group

Benefits Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Group Benefits Plan, have been timely made or paid in full, and (iii) there are no pending or, to the Knowledge of Sellers, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Group Benefits Plans or any trusts related thereto.

(c) No Liability under Title IV of ERISA has been incurred by Sellers or any trade or business, whether or not incorporated, that together with Sellers would be deemed a single employer within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full and no event has occurred and no condition exists that could reasonably be expected to result in Sellers or any ERISA Affiliate or, following the Closing, Purchaser or its Affiliates, incurring a Liability under Title IV of ERISA, other than with respect to Sellers and their Affiliates (other than the Transferred Companies), Liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). None of Sellers or any of their ERISA Affiliates has, within the immediately preceding six (6) years, contributed to, been required to contribute to or had any Liability with respect to any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(d) Except as contemplated by Sections 9.01(c), 9.01(d) and 9.01(g), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) entitle any Group Benefits Employee to any severance pay or any other cash payment from Sellers or their Affiliates or (ii) accelerate the time of payment or vesting of benefits or increase the amount of other compensation due to any Group Benefits Employee. No Group Benefits Plan provides for, and neither Sellers nor any of their Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code. The consummation of the transactions contemplated by this Agreement will not cause any amounts payable under the Group Benefits Plans to fail to be deductible for U.S. federal income Tax purposes by virtue of Section 280G of the Code.

(e) No Group Benefits Plan provides medical, dental, or life insurance coverage or any other welfare benefits after termination of employment, other than coverage mandated by COBRA.

Section 4.26 Producers.

(a) Since June 30, 2015, the Transferred Companies have implemented and followed in all material respects programs and policies designed to provide reasonable assurance that each Producer of any Transferred Company at the time it wrote, marketed, produced, sold, solicited or serviced Company Policies, to the extent required by applicable Law, governmental authorization or contract, was duly licensed, authorized and appointed (for the respective type of business written, marketed, produced, sold, solicited or serviced by such Producer), in each case, in the particular jurisdiction in which such Producer wrote, marketed, produced, sold, solicited or serviced such Company Policies. To the Knowledge of Sellers, no Producer is in material violation, or since June 30, 2015 has been in material violation, of any Law applicable to the type of Company Policies written, marketed, produced, sold, solicited or produced by such Producer.

(b) Sellers have Made Available to Purchaser copies of the standard forms of contracts that govern the basic relationship between each Transferred Company and Producers as of the date hereof (each such contract between a Transferred Company and a Producer, a “Producer Contract”), and no Producer Contract between a Transferred Company and any of its top five (5) Producers (other than Producers who are employees of the Company or an Affiliate of the Company), determined by sales of Company Policies in the year ended December 31, 2016, contains any deviations from such forms of contracts that would be material to the applicable Transferred Company as of the date hereof. As of the date hereof, no Producer who is a party to a Producer Contract has notified any Transferred Company of its intent to terminate its relationship with such Transferred Company. Except for the Producer Contracts, there are no agreements with the Transferred Companies providing for compensation or indemnification of Producers or the provision of financing (whether in form of contract loans or otherwise) to Producers that are material to the applicable Transferred Company.

(c) As of the date hereof, there are no outstanding (i) disputes with Producers (other than Producers who are employees of the Company or an Affiliate of the Company) concerning material amounts of commissions or other incentive compensation, (ii) material errors and omissions claims against any Producer (other than a Producer who is an employee of the Company or an Affiliate of the Company) or (iii) material amounts owed by any Producer (other than a Producer who is an employee of the Company or an Affiliate of the Company) to the Transferred Companies.

Section 4.27 Group Benefits Labor Matters.

(a) With respect to the Group Benefits Employees, neither Sellers nor any of their Affiliates is a party to any collective bargaining agreement or other labor-related agreement with any labor union or other organization or group, and there are no labor unions or other organizations or groups representing, purporting to represent and, to the Knowledge of Sellers, there are no organizational efforts or representation or certification proceedings or petitions seeking a representation proceeding with respect to, any Group Benefits Employees relating to their employment with Sellers or their Affiliates. No individual, including any Group Benefits Employee, is or has ever been employed by a Transferred Company. No Group Benefits Employee is employed in a location outside of the United States.

(b) Since June 30, 2015, there has not occurred or, to the Knowledge of Sellers, been threatened any material strike, work stoppage, lockout, arbitration, grievances or unfair labor practice charge with respect to, any Group Benefits Employees. With respect to the Group Benefits Business, since June 30, 2015, Sellers and their Affiliates have been in compliance, in all material respects, with all Laws regarding employment (including anti-discrimination and anti-retaliation Laws), employment practices (including equal pay, accommodation and leave Laws), labor, wage and hour, workers’ compensation and worker classification. No “plant closing” or “mass layoff” under the WARN Act or other employment termination that could reasonably be expected to implicate the notice or pay in lieu of notice requirements under the WARN Act with respect to Group Benefits Employees has occurred in the ninety (90) days prior to the date hereof or is contemplated to be undertaken by the Company following the date hereof and prior to the Closing Date.

(c) Section 4.27(c) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of each Group Benefits Employee, including each Shared Employee, and identifies any such individual who is on long-term disability leave as of the date hereof, together with each such Group Benefits Employee’s (i) current base salary (or wages), (ii) current year target incentive compensation opportunity, including any commission plan in which such individual participates, (iii) actual incentive compensation earned during the prior completed fiscal year, (iv) current salary grade level, (v) recognized years of service, (vi) current work location, (vii) current job title, (viii) current manager’s name and title, (ix) date of hire, (x) current leave status, (xi) exempt or non-exempt status, (xii) full- or part-time status, and (xiii) immigration status and type and duration of visa, if applicable.

(d) Each Group Benefits Employee, other than those Group Benefits Employees who are Shared Employees, dedicates all or substantially all of his or her business working time to the Group Benefits Business. Each Shared Employee dedicates all or substantially all of his or her business working time to the Group Benefits Business and the Life Business, and to the Knowledge of Sellers, each Shared Employee dedicates more than fifty percent (50%) of his or her business working time to the Group Benefits Business.

(e) Section 4.27(e) of the Sellers Disclosure Schedule (the “Sellers Equity Award Schedule”) sets forth a true, complete and correct list of each compensatory Restricted Unit with respect to an Executive Partnership Unit of LMGI granted under the LMGI Executive Partnership Deferred Compensation Plan (“LMGI RU”) and each compensatory Appreciation Unit with respect to an Executive Partnership Unit of LMGI granted under the LMGI Executive Partnership Plan (“LMGI AU” and, together with the LMGI RUs, the “Sellers Equity Awards”) held by a Group Benefits Employee that is outstanding as of the date hereof, specifying, on a holder-by-holder basis, (i) the number of units subject to each such Sellers Equity Award, (ii) the grant date of each such Sellers Equity Award, (iii) the vesting schedule of each such Sellers Equity Award, and (iv) the fair market value as of the date hereof of each Sellers Equity Award.

Section 4.28 Policy ERISA Matters. None of the underlying assets of the Company Policies or related Contracts held by the Transferred Companies constitute assets subject to ERISA or Section 4975 of the Code. To the extent that a Transferred Company is a fiduciary or other service provider with respect to any Company Policy or related Contract, such Transferred Company is in material compliance with ERISA, including with respect to compliance with claims procedures, providing information required pursuant to 25 CFR 2550.408b-2 and information reasonably necessary with respect to IRS Form 5500. None of the Transferred Companies has engaged in any nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code with respect to any Company Policy or related Contract that would be expected to result in any material liability to any Transferred Company or Purchaser or its Affiliates, and to the Knowledge of Sellers, there is no fee or other compensation arrangement with respect to any Company Policy or related Contract that has given rise or is reasonably likely to give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 4.29 Real Property. The Transferred Companies do not own any real property, except for real estate Investment Assets.

Section 4.30 Rating Agencies. As of the close of business on the Business Day immediately preceding the date of this Agreement, to the Knowledge of Sellers, the Company has been assigned a financial strength rating of “A” by A.M. Best and “A” by Standard & Poor’s, in each case, as indicated in the most recent publicly available applicable report published by each rating agency prior to the date hereof.

Section 4.31 Organizational Documents. Sellers have Made Available to Purchaser copies of the charter, by-laws or other organizational documents of the Transferred Companies and the corporate minute books of the Transferred Companies.

Section 4.32 Article V Representations. Sellers hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, each of the representations and warranties set forth in Article V with the same effect as if such representations and warranties were included in this Section 4.32, subject, in each case, to any item set forth in a section or subsection of the Sellers Disclosure Schedule corresponding to such representation and warranty as set forth in Article V, with the same effect as if such disclosure were included in Section 4.32 of the Sellers Disclosure Schedule, and without limitation of the understanding that any matter disclosed in the Sellers Disclosure Schedule shall be deemed disclosed with respect to any representation or warranty to which the relevance of such matter is reasonably apparent on its face.

ARTICLE V

SELLERS’ REPRESENTATIONS AND WARRANTIES TO REINSURER

Except as set forth in the corresponding section or subsections of the Sellers Disclosure Schedule (it being understood that any matter disclosed in such disclosure schedules shall be deemed disclosed with respect to any section of this Article V to which the relevance of such matter is reasonably apparent on its face) (each, as to itself and as to the Transferred Companies and the Transferred Businesses), Sellers hereby represent and warrant to Reinsurer, as of the date hereof and as of the Closing Date, as follows:

Section 5.01 Acquired Life Assets. Sellers or one or more of their Affiliates are the record and beneficial owner of, and hold, good and valid title to, or have valid and binding leases, licenses or rights to use the Acquired Life Assets, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances and Encumbrances arising from acts of Reinsurer.

Section 5.02 Compliance with Law; Life Permits.

(a) Each Transferred Company is, and Sellers and their respective Affiliates with respect to the Life Business are, and the operation of the Life Business, is, and at all times since June 30, 2015 each of the foregoing has been, in compliance with all applicable Laws in all material respects. Since June 30, 2015, none of Sellers or their respective Affiliates (including the Transferred Companies) has received any written notice of any actual or alleged material violation of, or failure to comply in any material respect with, applicable Law with respect to the operation of the Life Business as conducted by the Transferred Companies.

(b) Since June 30, 2015, each of the Transferred Companies (i) has held and maintained in full force and effect all material Permits necessary (A) for the operation and conduct of the Life Business and (B) to own or use its assets and properties as the same are or have been owned and used, in each case, in each of the jurisdictions in which such business has been operated and conducted (such material Permits, the “Life Permits”), (ii) has been in compliance in all material respects with all Life Permits, (iii) has not received any written notice from any Governmental Authority regarding any actual, alleged or potential material violation of, or material failure to comply with, the terms or requirements of any Life Permit and (iv) is not subject to any action (pending or, to the Knowledge of Sellers, threatened) seeking the revocation, withdrawal, suspension, termination, cancellation, nonrenewal, modification or impairment of any Life Permit.

Section 5.03 Company Financial Statements.

(a) Sellers have timely filed with the applicable Governmental Authorities, and Made Available to Reinsurer true, complete and correct copies of the Company Financial Statements. The Company Financial Statements (i) were derived from the Books and Records and are materially consistent with the Books and Records from which they were derived, (ii) were prepared in accordance with SAP consistently applied during the periods involved, and (iii) present fairly, in all material respects, the statutory financial position, admitted assets, liabilities and capital and surplus of the Company at their respective dates, and the statutory results of operations, changes in surplus, and cash flows of the Company for the periods covered thereby, subject to normal year-end adjustments.

(b) Sellers have Made Available to Reinsurer true, complete and correct copies of (i) the unaudited statement of assets and liabilities of the Company with respect to the Life Business as of December 31, 2016 and September 30, 2017 (together, the “Life Statements of Assets and Liabilities”). The Life Statements of Assets and Liabilities (A) were derived from the Life Books and Records, (B) are materially consistent with the Life Books and Records from which they were derived and (C) with respect to the line items thereof, were prepared in accordance with SAP consistently applied during the periods involved.

(c) The reserves for the payment of benefits, losses, claims, contingent obligations, unearned premium and expenses under the Reinsured Contracts, and related liability amounts, reflected on the Company Financial Statements and the Life Statements of Assets and Liabilities, in each case, as at September 30, 2017, have been calculated (i) in accordance with the terms and conditions of the Reinsured Contracts, (ii) in accordance with SAP consistently applied during the periods involved and applicable Law, (iii) based on actuarial assumptions that were reasonable in relation to provisions of the relevant Reinsured Contracts and (iv) in a manner consistent with the methodologies used by Sellers and their Affiliates in calculating such reserves and liabilities for the purposes of the most recent (as of the date hereof) quarterly statutory financial statement of the Company, consistently applied; provided, however, nothing in this Section 5.03(c) shall be deemed a representation or warranty as to the adequacy or sufficiency of reserves or the effect of the adequacy or sufficiency of reserves on any line item, asset, Liability or equity amount on any financial or other document including the Final Statement of Net Settlement.

(d) Section 5.03(d)(i) of the Sellers Disclosure Schedule sets forth a list of all permitted accounting practices utilized in the preparation of the Company Financial Statements and the Life Statements of Assets and Liabilities. Section 5.03(d)(ii) of the Sellers Disclosure Schedule sets forth a list of all deficiencies or required adjustments with respect to the Life Statements of Assets and Liabilities that have been asserted by any applicable Governmental Authority since June 30, 2015, and each such deficiency or adjustment has been cured or otherwise resolved to the satisfaction of such Governmental Authority.

(e) The files provided by Sellers to Reinsurer in a disc on January 18, 2018 (collectively, the “Seriatim File”) contain a true, correct and complete list of all Reinsured Contracts as of September 30, 2017 (except, in the case of the Seriatim File, but not the updated Seriatim File or the Post-Closing Seriatim File, with respect to “Integrity OYT”, which is as of October 31, 2017 and “Integrity SPWL”, which is as of December 31, 2016) and of the attributes of such policies set forth on Section 5.03(e) of the Sellers Disclosure Schedule, in each case, to the extent applicable. The updated Seriatim File (the “Updated Seriatim File”) to be provided by Sellers to Reinsurer at Closing will contain a true, correct and complete list of all Reinsured Contracts as of the last day of the immediately preceding calendar month that is at least ten (10) days prior to the Closing Date, and of the attributes of such policies set forth in Section 5.03(e) of the Sellers Disclosure Schedule, in each case, to the extent applicable.

(f) The Books and Records relating primarily to the Life Business (i) have been maintained in all material respects in accordance with applicable Law and (ii) are in material compliance with any and all applicable legally and contractually required record keeping maintenance requirements.

Section 5.04 Internal Controls. The Company has established and maintained a system of internal accounting controls with respect to its business sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with SAP and applicable Law, including that: (a) transactions are executed according to management’s general or specific authorization; (b) transactions are recorded as necessary to permit the preparation of financial statements in conformity with SAP and to maintain accountability for assets; (c) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; and (d) recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Sellers do not have, and have not had at any time since June 30, 2015, any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting of the Company.

Section 5.05 No Undisclosed Liabilities. The Life Business does not have any Liabilities except (a) those Liabilities reflected or reserved in the Life Statement of Assets and Liabilities as of September 30, 2017, (b) Liabilities recaptured from St. James pursuant to the commutation agreements included in the Restructuring Agreements, (c) Liabilities disclosed in Section 5.05 of the Sellers Disclosure Schedule, (d) Liabilities incurred in the ordinary course of business since September 30, 2017 that are not material to the Life Business, (e) Liabilities incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (including under the terms of the Restructuring Agreements) and (f) Liabilities arising under the terms of the In-Force Life and Annuity Policies; provided, however, nothing in this Section 5.05 shall be deemed a representation or warranty as to adequacy or sufficiency of reserves or the effect of the adequacy or sufficiency of reserves on any line item, asset, Liability or equity amount on any financial or other document.

Section 5.06 Litigation; Orders.

(a) There are no Actions or arbitration proceedings pending or, to the Knowledge of Sellers, threatened in writing with respect to the Life Business (or, in the case of clause (iii), Orders) (i) against any Transferred Company (or in which a Transferred Company is otherwise a party) or any assets, properties, rights or privileges of a Transferred Company (other than ordinary course claims litigation in connection with In-Force Life and Annuity Policies), (ii) against Sellers or any of their Affiliates (other than the Transferred Companies), or in which Sellers or any of Sellers’ Affiliates is otherwise a party, or any of their respective assets, properties, rights or privileges, solely to the extent related to the Transferred Businesses, which in the case of clauses (i) and (ii), are pending or threatened in writing and which would, individually or in the aggregate, reasonably be material to the Transferred Companies, taken as a whole, or (iii) which would be reasonably likely to prohibit or restrain the ability of Sellers or the Transferred Companies to consummate the transactions contemplated hereby.

(b) There are no outstanding Orders against or involving a Transferred Company or the Life Business by or before any Governmental Authority which would, individually or in the aggregate, reasonably be expected to be material to the Life Business, taken as a whole.

Section 5.07 Absence of Certain Changes and Events. Since September 30, 2017 to the date hereof, there has not been any action taken by Sellers or their Affiliates that, if taken during the period from and after the date hereof and prior to the Closing, would require Reinsurer’s consent pursuant to Sections 8.01(a)(i), (v), (viii), (xii)(A), (xii)(B), (xxi) and (xxii) (solely to the extent applicable to the subsections of Section 8.01(a) referenced in this Section 5.07) (subject in each case to the proviso in Section 8.01(a)). Since December 31, 2016, (a) to the date of this Agreement, the Life Business has been conducted in all material respects in the ordinary course consistent with past practices, and (b) there has not been any adverse event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 5.08 Sufficiency. Except as set forth in Section 5.08 of the Sellers Disclosure Schedule, the Acquired Life Assets and the Transferred Life Employees and the other assets, rights, properties, employees and services made available to Reinsurer pursuant to this Agreement, the Reinsurer Transition Services Agreement and the Ancillary Agreements will, in the aggregate, as of the Closing, comprise all assets, rights, properties, employees and services that are necessary to permit Reinsurer to administer the In-Force Life and Annuity Policies immediately following the Closing Date in substantially the same manner as the In-Force Life and Annuity Policies are being administered as of the date hereof.

Section 5.09 Reinsured Contracts.

(a) Since June 30, 2015, the In-Force Life and Annuity Policies have been, to the extent required under applicable Law, on forms and at rates, approved by applicable Governmental Authorities or filed and not objected to by such Governmental Authorities within the period provided for objection, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Life Business, taken as a whole. To the Knowledge of Sellers, no material deficiencies have been asserted by any Governmental Authority with respect to any such filings which have not been cured or otherwise resolved. All In-Force Life and Annuity Policies and all such policy and contract forms, amendments and applications and rates, comply with, and have been sold, issued, maintained and administered in accordance with, applicable Law in all material respects.

(b) The Company has paid all material guaranty fund assessments that have been due, claimed or asserted by, or that are the subject of any voluntary contribution commitment to, any state guaranty fund or association or any Governmental Authority charged with the supervision of insurance companies in any jurisdiction in which the Company does business. Except for regular periodic assessments in the ordinary course of business, assessments based on developments that are publicly known within the insurance industry or such assessments as would not, individually or in the aggregate, be material to the Life Business, taken as a whole, no claim or assessment against the Transferred Companies is pending or, to the Knowledge of Sellers, threatened against the Transferred Companies in writing, by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers, and since June 30, 2015, neither Sellers nor their Affiliates have received written notice of any such claim or assessment.

(c) All benefits payable (including by credit) to any Person under any In-Force Life and Annuity Policy have in all material respects been paid or credited (or provision as required under SAP for payment thereof has been made) in accordance with the terms of the applicable In-Force Life and Annuity Policy, and such payments, credits or provisions were not materially delinquent, except for any such claim for benefits for which the Company reasonably believes or believed there is or was a good faith basis to contest payment.

(d) Sellers have Made Available to Reinsurer the Company’s SSDMF-related protocols (the “SSDMF Methodologies”) and their effective dates, which the Company uses to determine the payment of life insurance benefits, annuity benefits, account values or other benefits and amounts under the life insurance policies and annuity contracts that are included in the Life Business. The Company administers such policies and contracts in accordance with the SSDMF Methodologies.

Section 5.10 Assigned Life Contracts.

(a) Assuming due authorization, execution and delivery thereof by the other party or parties thereto, as of the date hereof, (i) each Assigned Life Contract is a valid and binding obligation of a Seller or an Affiliate of Sellers party thereto (including any applicable Transferred Company) and, to the Knowledge of Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Enforceability Exceptions, (ii) Sellers or their Affiliates party thereto (including any applicable Transferred Company) are not and, to the Knowledge of Sellers, no other party thereto is (or, with the giving or notice or lapse of time or both will be) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in an Assigned Life Contract and (iii) no event has occurred that, with or without notice, the passage of time or both, would constitute a violation, breach or default by Sellers or any of their Affiliates or, to the Knowledge of Sellers, any other party thereto under an Assigned Life Contract, except, with respect to the foregoing clauses (i), (ii) and (iii), where such failures to be valid and binding and in full force and effect and such defaults would not, individually or in the aggregate, reasonably be expected to be material to the Life Business, taken as a whole.

(b) Sellers have Made Available to Reinsurer true, complete and correct copies of each Assigned Life Contract.

Section 5.11 Life Appraisal. Sellers have Made Available to Reinsurer true, complete and correct copies of the actuarial report prepared by the Specified Actuary with respect to the Life Business, dated July 19, 2017 (the “Life Actuarial Report”), and all attachments, addenda, supplements and modifications thereto. The factual information and data furnished by Sellers and their respective Affiliates in writing to Specified Actuary for its use in connection with the preparation of the Life Actuarial Report were (a) derived from the Life Books and Records, (b) generated from the same underlying sources and systems that were utilized to prepare the Life Statement of Assets and Liabilities and (c) correct in all material respects as of the date provided. As of the date hereof, the Specified Actuary has not issued any new or revised report with respect to the Life Business or any errata with respect to the Life Actuarial Report nor has it notified Sellers or any of their Affiliates that the Life Actuarial Report is inaccurate. Notwithstanding the foregoing, Sellers do not guarantee the projected results included in the Life Actuarial Report or make any representation or warranty in this Section 5.11 or in any other provision of this Agreement (x) with respect to any assumption in the Life Actuarial Report (including, as to future mortality, policyholder behavior, investment experience and other actuarial factors with respect to the Life Business or its associated Liabilities), or (y) to the effect that the projected profits set forth in the Life Actuarial Report will be realized.

Section 5.12 Insurance Regulatory Matters. Since June 30, 2015, (a) the Company has filed all material reports, statements, registrations, filings, notices or submissions required to be filed or otherwise submitted by the Company with any Governmental Authority responsible for the regulation of insurance companies in connection with the Life Business, (b) all such reports, statements, registrations, filings, notices or submissions were timely filed and complied in all material respects with applicable Law when filed or as amended or supplemented and (c) no deficiencies or violations have been asserted in writing by such Governmental Authority with respect to such reports, statements, registrations, filings, or submissions that have not been, to the Knowledge of Sellers, resolved to the satisfaction of the applicable Governmental Authority. The Company is not deemed to be “commercially domiciled” under the Laws of any jurisdiction and is not otherwise treated as domiciled in a jurisdiction other than the State of New Hampshire.

Section 5.13 Examinations. Sellers have Made Available to Reinsurer true, complete and correct copies of all material examination reports and market conduct reports of any Governmental Authority with respect to the Life Business received by them or an Affiliate of Sellers on or after June 30, 2015 and prior to the date hereof. All material deficiencies or violations noted in such examination reports have been, to the Knowledge of Sellers, cured or resolved to the satisfaction of the applicable Governmental Authority. Section 5.13 of the Sellers Disclosure Schedule sets forth a true, complete and correct list of any ongoing examinations of any Governmental Authority with respect to the Life Business.

Section 5.14 Sales Practices. Except as set forth in Section 5.14 of the Sellers Disclosure Schedule, the Company, each of the brokers, insurance agents, producers, distributors or other Persons who market, produce or service the In-Force Life and Annuity Policies, or any successors thereto (each, a “Life Distributor”) that is an Affiliate of the Sellers and, to the Knowledge of Sellers, each Life Distributor that is not an Affiliate of the Sellers, are and have been since June 30, 2015, in connection with the Life Business, in compliance in all material respects with all applicable Laws regulating the marketing and sale of such In-Force Life and Annuity Policies, regulating advertisements or illustrations, requiring mandatory disclosure of policy information, requiring employment of standards to determine if the purchase of an In-Force Life and Annuity Policy is suitable for an applicant, prohibiting the use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions involving In-Force Life and Annuity Policies. For purposes of this Section 5.14, (i) “advertisement” means any material designed to create public interest in an In-Force Life and Annuity Policy or in the Company with respect to the Life Business, or in a Life Distributor with respect to the In-Force Life and Annuity Policies, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such a policy or contract to the extent relating to the Life Business, and “replacement transaction” means a transaction in which a new In-Force Life and Annuity Policy is to be purchased by a prospective insured and the proposing Life Distributor knows or should know that one or more existing life insurance policies or annuity contracts will lapse, or will be forfeited, surrendered, reduced in value or pledged as collateral.

Section 5.15 Reinsurance. Section 5.15 of the Sellers Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of each Life Reinsurance Contract. True, correct and complete copies of each Life Reinsurance Contract (including, in each case, all amendments and addenda thereto) have been Made Available to Reinsurer. Assuming due authorization, execution and delivery thereof by the other party or parties thereto, as of the date of this Agreement, (a) each Life Reinsurance Contract is a valid and binding obligation of the Company and, to the Knowledge of Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Enforceability Exceptions, (b) the Company is not and, to the Knowledge of Sellers, no other party thereto is (or, with the giving of notice or the lapse of time or both, will be) in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Life Reinsurance Contract and (c) no event has occurred that, with or without notice, the passage of time or both, would constitute a violation, breach or default by the Company or, to the Knowledge of Sellers, any other party thereto under any Life Reinsurance Contract, except, with respect to the foregoing clauses (a), (b) and (c), where such failures to be valid and binding and in full force and effect and such defaults would not, individually or in the aggregate, reasonably be expected to be material to the Life Business, taken as a whole. To the Knowledge of Sellers, no other party to any Life Reinsurance Contract is the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding. No Life Reinsurance Contract contains triggers that would allow the counterparty to terminate such Life Reinsurance Contract based on a ratings downgrade of the Company below certain minimum ratings issued by a credit rating agency or a reduction in the Company’s capital and surplus below a certain level. As of the date hereof, no party to any Life Reinsurance Contract has given written notice of termination (provisional or otherwise) under any Life Reinsurance Contract. From December 31, 2016 to the date hereof, (i) Sellers and their Affiliates have not received any written or, to the Knowledge of Sellers, oral notice of any actual or proposed increase in the rate payable under any Reinsurance Contract, and (ii) no such increase has occurred.

Section 5.16 Policy Tax Matters.

(a) Sellers and the Company monitor the Reinsured Contracts for compliance with their intended Tax treatment under the Code, including monitoring the Reinsured Contracts for treatment as “modified endowment contracts,” and the Reinsured Contracts satisfy the applicable requirements for such Tax treatment in all material respects. All of the Reinsured Contracts are subject to Section 848(a) and 848(c)(1)(C) of the Code. For purposes of this Section 5.16, the provisions of applicable Law relating to Tax treatment of the Reinsured Contracts shall include, but not be limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code.

(b) Sellers and the Company have complied in all material respects with all Tax reporting, withholding, and disclosure requirements that are applicable to the Reinsured Contracts and have reported, in all material respects, all distributions under such Reinsured Contracts in accordance with all applicable requirements of the Code, Treasury Regulations and forms issued by the IRS.

(c) Each Reinsured Contract provides, and since the date of issuance, assumption, exchange, modification or purchase of such Reinsured Contract has provided, the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with Tax treatment under the Code that is, in all material respects, the same as or more favorable than the Tax treatment (i) that was purported to apply in materials provided at the time of issuance, assumption, exchange, modification or purchase or (ii) for which such policies or contracts were intended or reasonably expected to qualify under the Code at the time of issuance, assumption, exchange, modification or purchase. Each Reinsured Contract that is subject to Section 7702 of the Code satisfies in all material respects the requirements of Section 7702(a) of the Code and otherwise qualifies as a “life insurance contract” for purposes of the Code.

(d) No Reinsured Contract constitutes a “modified endowment contract” within the meaning of Section 7702A of the Code. The Company has received signed acknowledgments substantially in the form of the acknowledgment that was Made Available in subfolder 10.243 of the folder “Providence Individual” of the Electronic Data Room from the applicable policyholder of each Reinsured Contract of the type described on Section 4.19(d) of the Sellers Disclosure Schedule (other than the “Inadvertent MECs” as defined therein).

(e) The Company is treated for U.S. federal income Tax purposes as the owner of the assets underlying the Reinsured Contracts.

(f) None of the Sellers or the Company are parties to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or the Tax treatment of the Reinsured Contracts (whether developed by, administered by, or reinsured with any unrelated third party).

(g) There is no currently pending (i) U.S. federal, state, local, or foreign audit or other administrative proceeding by any Taxing Authority or (ii) judicial proceeding, in either case against Sellers or the Company or, to the Knowledge of Sellers, against any other party, regarding material Taxes with respect to the Tax treatment of any Reinsured Contract. None of Sellers or the Company has requested or is subject to a ruling or waiver with respect to any material potential or actual failure of any Reinsured Contract to meet any applicable requirements of the Code or any Treasury Regulations or administrative guidance issued thereunder that would have continuing effect or be binding for periods (or portions thereof) ending after the Balance Sheet Date. None of Sellers or the Company have entered into any material settlement agreement, closing agreement or other agreement with any Taxing Authority with respect to any potential or actual failure of any Reinsured Contract to meet any applicable requirements of the Code or any Treasury Regulations or administrative guidance issued thereunder which agreement would have continuing effect or be binding for periods (or portions thereof) ending after the Balance Sheet Date, and none of Sellers or the Company are currently involved in any discussions or negotiations with any Taxing Authority regarding any such agreement or request.

(h) None of Sellers or the Company have requested relief from any Taxing Authority concerning the qualification of any Reinsured Contract under the Code, and no Taxing Authority has asserted in writing to Sellers or the Company that any Reinsured Contract fails to so qualify.

(i) Each “segregated asset account,” within the meaning of Section 817(h) of the Code, maintained by the Company with respect to the Reinsured Contracts meets, and since the establishment of such account has met, the diversification requirements of Section 817(h) of the Code and the Treasury Regulations promulgated thereunder, and otherwise satisfies in all material respects the requirements of the Code, the Treasury Regulations, and administrative guidance issued thereunder.

(j) Each holder of a BOLI/COLI Contract (other than Excluded BOLI/COLI Contracts) (i) had, at the time of issuance of such BOLI/COLI Contract, a valid insurable interest under applicable Law in each insured life under such BOLI/COLI Contract and (ii) to the Knowledge of Sellers, has a valid insurable interest under applicable Law in each insured life under such BOLI/COLI Contract.

(k) Notwithstanding any other representation or warranty in this Agreement to the contrary, the representations and warranties in this Section 5.16 and, solely to the extent relating to Taxes, Section 5.07 and Section 5.20(d) constitute the sole and exclusive representations and warranties of Sellers to Reinsurer with respect to Taxes.

Section 5.17 Life Investment Assets. Section 5.17(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of all Investment Assets (other than Investment Assets held in the Life Separate Accounts or, for the avoidance of doubt, the COLI Investment Assets) held in respect of the Reinsured Contracts as at January 11, 2018 (except with respect to the Specified Investment Assets, which are as at December 31, 2017). The Company, or a trustee acting on the Company’s behalf, has good and valid title to all such Life Investment Assets it purports to own, free and clear of all Encumbrances other than Permitted Encumbrances. Since June 30, 2015, the Company has managed the Investment Assets then held by the Company in accordance with the Investment Guidelines. As of January 11, 2018, none of the Life Investment Assets then held by the Company are subject to any Liabilities to fund any capital calls or capital commitments or similar obligations.

Section 5.18 Life Intellectual Property.

(a) Section 5.18(a) of the Sellers Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all U.S. and foreign (i) patents, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and patent applications, (ii) Trademark registrations and pending Trademark applications (including all renewals and intent-to-use applications thereof) and (iii) copyright registrations and applications, in each case owned by Sellers or their Affiliates that are included in the Transferred Life Intellectual Property. Sellers and their Affiliates are the exclusive and, if applicable, record owners of the material Transferred Life Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. As of the Closing Date, the Transferred Companies will be the exclusive owners of the material Transferred Life Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Transferred Life Intellectual Property listed on Section 5.18(a) of the Sellers Disclosure Schedule is subsisting and, to the Knowledge of Sellers, the Transferred Life Intellectual Property listed on Section 5.18(a) of the Sellers Disclosure Schedule and all other material Transferred Life Intellectual Property is valid and enforceable.

(b) To the Knowledge of Sellers, the conduct of the Life Business as currently conducted does not infringe, misappropriate, dilute, breach or otherwise violate any Person’s Intellectual Property. To the Knowledge of Sellers, since June 30, 2015, no Person has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, any of the Transferred Life Intellectual Property. No such claims are pending or threatened in writing against any Person by Sellers or any of their Affiliates.

(c) Sellers and their Affiliates (including the Transferred Companies) have taken all actions reasonably necessary to maintain the enforceability of the material Transferred Life Intellectual Property (including (i) making and maintaining in full force and effect all necessary filings, registrations and issuances with respect to the material Transferred Life Intellectual Property that is, the subject of a registration or pending application and (ii) maintaining the secrecy of all material confidential Intellectual Property used in the Life Business).

Section 5.19 Data Protection; IT Systems.

(a) Except as would not, individually or in the aggregate, be material to the Transferred Companies, taken as a whole, the Life Business is, and has since June 30, 2015 been, in compliance with the Transferred Companies’ respective publicly distributed policies and any contractual requirements, including applicable terms of use and external-facing privacy policies, pertaining to the protection, privacy, security, collection, storage, use, disclosure, disposal, maintenance and transmission of Personal Information. To the Knowledge of Sellers, since June 30, 2015, none of Sellers and their Affiliates, or, to the Knowledge of Sellers, any third Person working on behalf of any of them, has experienced an incident of unauthorized access, disclosure, use, destruction or loss of any Personal Information that Sellers or their Affiliates (or a third Person on behalf of any of them) collects, stores, uses or transmits in the conduct of the Life Business that by Law required the delivery of notice to affected individuals pursuant to Laws pertaining to privacy and data security.

(b) Since June 30, 2015, there have been no disruptions or defects in the information technology systems used in the Life Business that materially adversely affected the operations of the Life Business other than disruptions or defects which have been repaired or resolved. To the Knowledge of Sellers, none of any information technology systems included in the Acquired Life Assets contain any viruses, back doors, trap doors, Trojan horses and other malicious or destructive code or software routines that may, or may be used to, permit unauthorized access to software, hardware or data related to the Life Business, or modify, delete, damage, disable, erase, interrupt, interfere with or otherwise harm the same, or that would reasonably be expected to interfere with the ability of Purchaser or Reinsurer to conduct the Life Business. Sellers and their Affiliates have implemented, maintain, and comply with commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to the information technology systems owned by Sellers or their Affiliates and used in the Life Business and direct third parties operating information technology systems that are material to the operation of the Life Business to maintain commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to such systems.

Section 5.20 Life Plans.

(a) Section 5.20(a) of the Sellers Disclosure Schedule contains a true, complete and correct list of all material Life Plans. With respect to each such Life Plan, Sellers have provided or Made Available to Reinsurer (where applicable) true, complete and correct copies of all material plan documents or summary plan descriptions, and any material amendments and modifications related thereto.

(b) Each Life Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the IRS and, to the Knowledge of Sellers, except as set forth in Section 5.20(b) of the Sellers Disclosure Schedule, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such Life Plan. Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to Reinsurer or its Affiliates, (i) each Life Plan has been operated in compliance with the terms of such Life Plan and applicable Law, (ii) all contributions required to be made to any Life Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Life Plan, have been timely made or paid in full, and (iii) there are no pending or, to the Knowledge of Sellers, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Life Plans or any trusts related thereto.

(c) No Liability under Title IV of ERISA has been incurred by Sellers or any ERISA Affiliate that has not been satisfied in full and no event has occurred and no condition exists that could reasonably be expected to result in Sellers or any ERISA Affiliate or, following the Closing, Reinsurer or its Affiliates, incurring a Liability under Title IV of ERISA, other than with respect to Sellers and their Affiliates, Liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(d) Except as specifically contemplated by this Agreement, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) entitle any Life Employee to any severance pay or any other cash payment from Sellers or their Affiliates or (ii) accelerate the time of payment or vesting of benefits or increase the amount of other compensation due to any Life Employee. No Life Plan provides for, and neither Sellers nor any of their Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code. The consummation of the transactions contemplated by this Agreement will not cause any amounts payable under the Life Plans to fail to be deductible for U.S. federal income Tax purposes by virtue of Section 280G of the Code.

(e) No Life Plan provides medical, dental or life insurance coverage or any other welfare benefits after termination of employment, other than coverage mandated by COBRA.

Section 5.21 Life Producers.

(a) Since June 30, 2015, the Transferred Companies have implemented and followed in all material respects programs and policies designed to provide reasonable assurance that each Life Producer at the time it wrote, marketed, produced, sold, solicited or serviced In-Force Life and Annuity Policies, to the extent required by applicable Law, governmental authorization or contract, was duly licensed, authorized and appointed (for the respective type of business written, marketed, produced, sold, solicited or serviced by such Life Producer), in each case, in the particular jurisdiction in which such Life Producer wrote, marketed, produced, sold, solicited or serviced such In-Force Life and Annuity Policies. To the Knowledge of Sellers, no Life Producer is in material violation, or since June 30, 2015 has been in material violation, of any Law applicable to the type of In-Force Life and Annuity Policies written, marketed, produced, sold, solicited or produced by such Life Producer.

(b) Sellers have Made Available to Reinsurer copies of the standard forms of contracts that govern the basic relationship between each Transferred Company and Life Producers as of the date hereof (each such contract between a Transferred Company and a Life Producer (other than Life Producers who are employees of the Company or its Affiliates), a “Life Producer Contract”), and no Life Producer Contract between a Transferred Company and any of its top twenty-five (25) Life Producers, determined by sales of Reinsured Contracts in the year ended December 31, 2016, contains any deviations from such forms of contracts that would be material to the applicable Transferred Company as of the date hereof. Except for the Life Producer Contracts, there are no agreements with the Transferred Companies providing for compensation or indemnification of Life Producers or the provision of financing (whether in form of contract loans or otherwise) to Life Producers that are material to the Life Business, taken as a whole.

(c) As of the date hereof, there are no outstanding (i) disputes with Life Producers (other than Life Producers who are employees of the Company or its Affiliates) concerning material amounts of commissions or other incentive compensation, (ii) material errors and omissions claims against any Life Producers (other than Life Producers who are employees of the Company or its Affiliates) or (iii) material amounts owed by any Life Producer (other than a Life Producer who is an employee of the Company or its Affiliates) to the Transferred Companies.

Section 5.22 Life Labor Matters.

(a) With respect to the Life Employees, neither Sellers nor any of their Affiliates is a party to any collective bargaining agreement or other labor-related agreement with any labor union or other organization or group, and there are no labor unions or other organizations or groups representing, purporting to represent and, to the Knowledge of Sellers, there are no organizational efforts or representation or certification proceedings or petitions seeking a representation proceeding with respect to, any Life Employees relating to their employment with Sellers or their Affiliates. No Life Employee is employed in a location outside of the United States.

(b) Since June 30, 2015, there has not occurred or, to the Knowledge of Sellers, been threatened any material strike, work stoppage, lockout, arbitration, grievances or unfair labor practice charge with respect to, any Life Employees. With respect to the Life Business, since June 30, 2015 Sellers and their Affiliates have been in compliance, in all material respects, with all Laws regarding employment (including anti-discrimination and anti-retaliation Laws), employment practices (including equal pay, accommodation, and leave Laws), labor, wage and hour, workers’ compensation, and worker classification. Since June 30, 2015, Sellers and their Affiliates have complied with the Violent Crime Control and Law Enforcement Act of 1994 in all material respects. Since June 30, 2015, Sellers and their Affiliates have complied in all material respects with all requirements under the Immigration Reform and Control Act of 1986, including the employment verification provisions (including obtaining and retaining the Form I-9 for each Life Employee), and all Life Employees who work in the United States are legally authorized to work in the United States.

(c) Section 5.22(c) of the Sellers Disclosure Schedule sets forth a true, complete and correct list of each Life Employee and identifies each Life Employee who is an In-Force Service & Maintenance Employee (including Combined Employees), a Life Operations Employee, and a Life Critical New Business Employee, together with each such Life Employee’s (i) current base salary (or wages), (ii) current year target incentive compensation opportunity, including any commission plan in which such individual participates, (iii) actual incentive compensation earned during the prior completed fiscal year, (iv) current salary grade level, (v) recognized years of service, (vi) current work location, (vii) current job title, (viii) current manager’s name and title, (ix) date of hire, (x) current leave status, (xi) exempt or non-exempt status, (xii) full- or part-time status, and (xiii) immigration status and type and duration of visa, if applicable.

(d) Each In-Force Service & Maintenance Employee, other than a Combined Employee, dedicates all or a majority of his or her business time to servicing the In-Force Life and Annuity Policies. The In-Force Service & Maintenance Employees constitute all of the employees (when taken together with the services that Seller and its Affiliates will provide pursuant to the Reinsurer Transition Services Agreement) reasonably necessary to operate the Life Business as currently conducted from and after the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the corresponding section or subsections of the disclosure schedules delivered by Purchaser to Sellers and Reinsurer (the “Purchaser Disclosure Schedule”) simultaneously with the execution of this Agreement (it being understood that any matter disclosed in such disclosure schedules shall be deemed disclosed with respect to any section of this Article VI to which the relevance of such matter is reasonably apparent on its face), Purchaser hereby represents and warrants to Sellers and Reinsurer, as of the date hereof and as of the Closing Date, as follows:

Section 6.01 Incorporation and Authority of Purchaser and Affiliates of Purchaser.

(a) Purchaser is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. Each Affiliate of Purchaser that is party to any Transaction Agreement is a corporation or other legal entity duly incorporated or organized and validly existing under the Laws of the jurisdiction in which it is incorporated or organized.

(b) Purchaser and each Affiliate of Purchaser that is party to any Transaction Agreement has all requisite corporate or other entity power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under each of the Transaction Agreements to which it is or will be a party. The execution and delivery by Purchaser and each Affiliate of Purchaser that is party to any Transaction Agreement of each Transaction Agreement to which it is or will be a party, and the consummation by Purchaser and each Affiliate of Purchaser that is party to any Transaction Agreement of the transactions contemplated by, and the performance by Purchaser and each Affiliate of Purchaser that is party to any Transaction Agreement of their respective obligations under, such Transaction Agreements have been duly and validly authorized by all requisite corporate action on the part of Purchaser and each Affiliate of Purchaser that is party to any Transaction Agreement and no additional corporate proceedings on the part of Purchaser or any such Affiliate of Purchaser are necessary to approve or authorize, as applicable, this Agreement or any Ancillary Agreement, the performance of Purchaser’s or such Affiliate’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby.

(c) This Agreement has been duly authorized, executed and delivered by Purchaser, and upon due authorization, execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(d) At the Closing, each Ancillary Agreement shall, as applicable, be duly authorized, executed and delivered by Purchaser or an Affiliate of Purchaser party thereto, and upon due authorization, execution and delivery of each such Ancillary Agreement by the other parties thereto, will be the legal, valid and binding obligation of Purchaser or such Affiliates of Purchaser party thereto, enforceable against Purchaser and each such Affiliate of Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 6.02 Non-Contravention. Assuming the consents, approvals, waivers, authorizations, notices and filings referred to in Section 3.03, Section 6.03 and Section 7.03 are obtained or made, as applicable, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser or any Affiliate of Purchaser party to any Transaction Agreement, and the consummation by Purchaser and by the Affiliates of Purchaser party to any Transaction Agreements, of the transactions contemplated by the Transaction Agreements to which Purchaser and such Affiliates of Purchaser are or will be a party do not and will not (a) violate or conflict with the organizational documents of Purchaser or any Affiliates of Purchaser party to any Transaction Agreement, (b) violate or conflict with any Law or Order applicable to Purchaser, any Affiliate of Purchaser party to any Transaction Agreement or by which any of them or any of their respective properties or assets are bound or subject or (c) result in any breach of, or constitute a violation or default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, give to any Person any rights of termination, acceleration of remedies, penalty, increase in benefit payable, forfeiture of, or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on, any of the assets or properties of Purchaser, or any Affiliate of Purchaser party to any Transaction Agreement, pursuant to any Permit or material Contract to which Purchaser or any such Affiliate is a party, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 6.03 Purchaser’s Consents and Approvals. Except as set forth in Section 6.03 of the Purchaser Disclosure Schedule, no consent, approval, waiver or authorization of, or notice or filing with, any Governmental Authority is required to be obtained or made by Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, waivers or authorizations of, or notices or filings with Governmental Authorities (other than those responsible for regulating insurance or reinsurance companies), the failure to obtain or make any or all of which would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 6.04 Compliance with Law. Since June 30, 2015, Purchaser and its Affiliates (a) are, and at all times have been, in compliance with all applicable Laws in all material respects and (b) have not received any written notice of any actual or alleged material violation of, or failure to comply in any material respect with, applicable Law (other than notices involving claims for benefits arising under any Policies), except in each case as would not reasonably be expected to materially impair or materially delay the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 6.05 Litigation; Orders.

(a) There are no Actions or arbitration proceedings pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates which would, individually or in the aggregate, materially impair or materially delay the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

(b) There are no outstanding Orders against or involving Purchaser by or before any Governmental Authority, which would, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 6.06 Purchase Not for Distribution. The Company Shares will be acquired by Purchaser for its own account and not with a view to distribution.

Section 6.07 Financial Statements; Financial Capacity.

(a) Prior to the date of this Agreement, Purchaser has delivered to each Seller and Reinsurer, true, complete and correct copies of the audited consolidated balance sheets of Purchaser Parent as of December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal years then ended (collectively, the “Purchaser Parent Financial Statements”). The Purchaser Parent Financial Statements (i) were prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved and (ii) present fairly, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of Purchaser Parent as of the respective dates and for the respective periods referred to in the Purchaser Parent Financial Statements.

(b) Prior to the date of this Agreement, Purchaser has delivered to each Seller and Reinsurer, true, complete and correct copies of the audited annual statutory financial statements of Purchaser as of December 31, 2016 and December 31, 2015 (collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements (i) were prepared, in all material respects, in accordance with SAP consistently applied during the periods involved and (ii) present fairly, in all material respects, the statutory financial position, statutory results of operations, capital and surplus of Purchaser as of the respective dates and for the respective periods referred to in the Purchaser Financial Statements.

(c) At the Closing, Purchaser will have sufficient available and unencumbered cash or cash equivalents, lines of credit or other sources of immediately available funds to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses required to be paid by it hereunder and thereunder.

Section 6.08 Ratings. As of the date hereof, Purchaser does not have any Knowledge that there is any event or circumstance as of the date hereof, including the announcement or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, that will, to the Knowledge of Purchaser, adversely affect the rating issued by Standard & Poor’s Corporation or A.M. Best Company, Inc. with respect to Purchaser’s or the Company’s financial strength or claims paying ability.

Section 6.09 Brokers or Finders. Other than Goldman Sachs & Co. LLC, the fees and expenses of which shall be paid by Purchaser, neither Purchaser nor any of its Affiliates has incurred any obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby.

Section 6.10 No Other Agreements. Other than the Ancillary Agreements, clauses (a) and (c) of the definition of Confidentiality Agreements, and as set forth on Section 6.10 of the Purchaser Disclosure Schedule, as of the date hereof, there are no written Contracts entered into (or contemplated to be entered into) by and between Purchaser or its Affiliates, on the one hand, and Sellers or their Affiliates or Reinsurer or its Affiliates (disregarding the proviso in the definition of “Affiliate” for purposes of this Section 6.10), on the other hand, relating to this Agreement, the other Transaction Agreements or any transactions contemplated hereby or thereby.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF REINSURER

Except as set forth in the corresponding section or subsections of the disclosure schedules delivered by Reinsurer to Sellers and Purchaser (the “Reinsurer Disclosure Schedule”) simultaneously with the execution of this Agreement (it being understood that any matter disclosed in such disclosure schedules shall be deemed disclosed with respect to any section of this Article VII to which the relevance of such matter is reasonably apparent on its face), Reinsurer hereby represents and warrants to Sellers and Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 7.01 Incorporation and Authority of Reinsurer and Affiliates of Reinsurer.

(a) Reinsurer is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each Affiliate of Reinsurer that is party to any Transaction Agreement is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized.

(b) Reinsurer and each Affiliate of Reinsurer that is party to any Transaction Agreement has all requisite corporate or other entity power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under each of the Transaction Agreements to which it is or will be a party. The execution and delivery by Reinsurer and each Affiliate of Reinsurer that is party to any Transaction Agreement of each Transaction Agreement to which it is or will be a party, and the consummation by Reinsurer and each Affiliate of Reinsurer that is party to any Transaction Agreement of the transactions contemplated by, and the performance by Reinsurer and each Affiliate of Reinsurer that is party to any Transaction Agreement of their respective obligations under, such Transaction

Agreements have been duly and validly authorized by all requisite corporate action on the part of Reinsurer and each Affiliate of Reinsurer that is party to any Transaction Agreement and no additional corporate proceedings on the part of Reinsurer or any such Affiliate of Reinsurer are necessary to approve or authorize, as applicable, this Agreement or any Ancillary Agreement, the performance of Reinsurer’s or such Affiliate’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby.

(c) This Agreement has been duly authorized, executed and delivered by Reinsurer, and upon due authorization, execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of Reinsurer, enforceable against Reinsurer in accordance with its terms, subject to the Enforceability Exceptions.

(d) At the Closing, each Ancillary Agreement shall, as applicable, be duly authorized, executed and delivered by Reinsurer or an Affiliate of Reinsurer party thereto, and upon due authorization, execution and delivery of each such Ancillary Agreement by the other parties thereto, will be the legal, valid and binding obligation of Reinsurer or such Affiliates of Reinsurer party thereto, enforceable against Reinsurer and each such Affiliate of Reinsurer in accordance with its terms, subject to the Enforceability Exceptions.

Section 7.02 Non-Contravention. Assuming the consents, approvals, waivers, authorizations, notices and filings referred to in Section 3.03, Section 6.03 and Section 7.03 are obtained or made, as applicable, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Reinsurer or any Affiliate of Reinsurer party to any Transaction Agreement, and the consummation by Reinsurer and by the Affiliates of Reinsurer party to any Transaction Agreements, of the transactions contemplated by the Transaction Agreements to which Reinsurer and such Affiliates of Reinsurer are or will be a party do not and will not (a) violate or conflict with the organizational documents of Reinsurer or any Affiliates of Reinsurer party to any Transaction Agreement, (b) violate or conflict with any Law or Order applicable to Reinsurer, any Affiliate of Reinsurer party to any Transaction Agreement or by which any of them or any of their respective properties or assets are bound or subject or (c) result in any breach of, or constitute a violation or default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, give to any Person any rights of termination, acceleration of remedies, penalty, increase in benefit payable, forfeiture of, or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of Reinsurer, or any Affiliate of Reinsurer party to any Transaction Agreement, pursuant to any Permit or material Contract to which Reinsurer or any such Affiliate is a party, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Reinsurer to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 7.03 Reinsurer’s Consents and Approvals. Except as set forth in Section 7.03 of the Reinsurer Disclosure Schedule, no consent, approval, waiver or authorization of, or notice or filing with, any Governmental Authority, is required to be obtained or made by Reinsurer or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, waivers or authorizations of, or notices or filings with Governmental Authorities (other than those responsible for regulating insurance or reinsurance companies), the failure to obtain or make any or all of which would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Reinsurer to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 7.04 Compliance with Law. Since June 30, 2015, Reinsurer and its Affiliates (a) are, and at all times have been, in compliance with all applicable Laws in all material respects and (b) have not received any written notice of any actual or alleged material violation of, or failure to comply in any material respect with, applicable Law (other than notices involving claims for benefits arising under any Policies), except in each case as would not reasonably be expected to materially impair or materially delay the ability of Reinsurer to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 7.05 Litigation; Orders.

(a) There are no Actions or arbitration proceedings pending or, to the Knowledge of Reinsurer, threatened in writing against Reinsurer or any of its Affiliates which would, individually or in the aggregate, materially impair or materially delay the ability of Reinsurer to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

(b) There are no outstanding Orders against or involving Reinsurer by or before any Governmental Authority, which would, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Reinsurer to perform its obligations under this Agreement and the other Transaction Agreements, taken as a whole, including consummation of the transactions contemplated hereby and thereby.

Section 7.06 Financial Statements; Financial Capacity.

(a) Prior to the date of this Agreement, Reinsurer has made available to Sellers and Purchaser true, complete and correct copies of the audited annual statutory financial statements of Reinsurer as of December 31, 2016 and December 31, 2015 (collectively, the “Reinsurer Financial Statements”). The Reinsurer Financial Statements (i) were prepared, in all material respects, in accordance with SAP consistently applied during the periods involved and (ii) present fairly, in all material respects, the statutory financial position, statutory results of operations, capital and surplus of such Reinsurer as of the respective dates and for the respective periods referred to in the Reinsurer Financial Statements.

(b) At the Closing, Reinsurer will have sufficient available and unencumbered funds to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses required to be paid by it hereunder and thereunder.

Section 7.07 Brokers or Finders. Other than JPMorgan Chase & Co., the fees and expenses of which shall be paid by Reinsurer, neither Reinsurer nor any of its Affiliates has incurred any obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby.

Section 7.08 No Other Agreements. Other than the Ancillary Agreements, clauses (b) and (c) of the definition of Confidentiality Agreements and as set forth on Section 7.08 of the Reinsurer Disclosure Schedule, as of the date hereof, there are no written Contracts entered into (or contemplated to be entered into) by and between Reinsurer or its Affiliates (disregarding the proviso in the definition of “Affiliate” for purposes of this Section 7.08), on the one hand, and Sellers or their Affiliates or Purchaser or its Affiliates, on the other hand, relating to this Agreement, the other Transaction Agreements or any transactions contemplated hereby or thereby.

ARTICLE VIII

ADDITIONAL AGREEMENTS OF SELLERS, PURCHASER AND REINSURER

Section 8.01 Conduct of Business.

(a) During the period from the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, except as expressly required by this Agreement (including to the extent required to effect the Restructuring Transactions) or the Restructuring Agreements, as set forth on Section 8.01 of the Sellers Disclosure Schedule, as required by applicable Law or Order or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) (provided that Reinsurer’s prior written consent shall also be required with respect to certain subsections of this Section 8.01(a) as set forth in the proviso below), Sellers shall, and shall cause their Affiliates to, with respect to the Transferred Companies and the Transferred Businesses, (x) conduct the Transferred Businesses in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to preserve the business organization of the Transferred Businesses and maintain their existing relations and goodwill with policyholders, reinsurers, Governmental Authorities and employees and (z) not (it being understood that no act or omission by Sellers, their Affiliates, the Transferred Companies or the Transferred Businesses pursuant to, and consistent with the terms of, this clause (z) below shall be deemed to be a breach of clauses (x) or (y)):

(i) sell, transfer, pledge or otherwise convey or dispose of any Acquired Assets other than any sales, transfers, pledges, conveyances or dispositions of any Acquired Assets in the ordinary course of business that are not material, individually or in the aggregate, to the Group Benefits Business or the Life Business;

(ii) terminate nor materially modify, amend or waive compliance with any of the Assigned Contracts, other than in the ordinary course of business consistent with past practice;

(iii) (A) enter into any Contract which would, if entered into prior to the date hereof, have been a Material Contract, (B) modify or amend (in any material respect), assign, renew or extend or terminate any existing Material Contract or (C) waive, release or assign any material rights or claims under any existing Material Contract, in each case (except with respect to Specified Contracts) other than in the ordinary course of business after consultation with Purchaser or Reinsurer (solely with respect to Assigned Life Contracts);

(iv) abandon, modify, waive, terminate or allow to lapse any material Permit relating to the Transferred Businesses;

(v) make any material changes in the terms or policies with respect to the payment of commissions or other compensation to any Producers (other than any employees of Sellers or their Affiliates) with respect to the Transferred Businesses other than in the ordinary course of business consistent with past practice;

(vi) (A) incur any indebtedness, (B) make any loans, advances or capital contributions or (C) make or direct to be made any capital investments or equity investments in any entity, in each case, in non-compliance with applicable investment guidelines;

(vii) fail to timely file with the Governmental Authority responsible for the regulation of insurance in the Company’s jurisdiction of domicile all required annual and quarterly statutory financial statements and other material insurance regulatory filings;

(viii) materially change any underwriting, reinsurance, pricing, investment, claims handling, actuarial, reserving or accounting policies, practices or principles, except insofar as may be required by applicable Law, GAAP or SAP or as may be required by any Governmental Authority;

(ix) voluntarily grant any material Encumbrance (other than a Permitted Encumbrance) on any Acquired Assets;

(x) (A) settle any material Action, other than in the ordinary course of business consistent with past practice and on terms that require only the payment of money and under which no limitation becomes applicable to the conduct of business of either Transferred Company or (B) release or forgive any material Action or waive any material right thereto other than in the ordinary course of business consistent with past practice;

(xi) modify or amend in any material respect or terminate any of the Reinsurance Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a Reinsurance Contract;

(xii) (A) grant to (x) a Group Benefits Employee whose annual base salary exceeds two hundred thousand dollars ($200,000), or (y) any Life Employee (each, an “Applicable Individual”) any increase in base salary (or wages) or incentive compensation opportunity, including commissions, (B) pay or award, or commit to pay or award, to any Applicable Individual any bonuses, retention or incentive compensation, except for incentive payments being made as required under any Benefit Plan in existence as of the date hereof, (C) grant any Sellers Equity Awards to any Business Employee, (D) (1) enter into any employment, severance or change in control agreement with any Applicable Individual or (2) enter into any retention agreement with any Business Employee, (E) establish, adopt, enter into, amend or terminate (1) any collective bargaining agreement or similar agreement covering any Business Employee or (2) any Group Benefits Plan or Life Plan (or any plan, program, policy, agreement or arrangement that would be a Group Benefits Plan or a Life Plan if in existence on the date hereof), except (1) for establishing, adopting, entering into, amending or terminating any Benefit Plans that are applicable generally to the employees of Sellers and its Affiliates or (2) for the renewal of group health or welfare plans made in the ordinary course of business, consistent with past practice, (F) take any action to accelerate any payment or benefit payable or to become payable to any Applicable Individual, (G) hire (or promote) any individual who (1) is or would be at “Level 3” or above in the Group Benefits Business or (2) an Applicable Individual, (H) terminate the employment of any Applicable Individual, other than for cause, (I) transfer the employment of any employee of Sellers or their Affiliates into a Transferred Company or transfer (including through internal job posting) the employment or reassign or reallocate the duties or responsibilities of (1) any Group Benefits Employee (other than a Shared Employee), such that such individual would not be a Group Benefits Employee or would not dedicate all or substantially all of his or her business working time to the Group Benefits Business at the Closing, (2) any Shared Employee, such that such individual would not be a Shared Employee or would not dedicate more than fifty percent (50%) of his or her business working time to the Group Benefits Business at the Closing, (3) any Life Employee, such that such individual would not be a Life Employee at the Closing, or (4) any employee of Sellers or their Affiliates who is not a Business Employee on the date hereof, such that such individual would be a Business Employee as of the Closing; or (J) take any action that results in (1) any In-Force Service & Maintenance Employee ceasing to provide all or a majority of his or her business time to servicing In-Force Life and Annuity Policies, or (2) any Life Employee (other than an In-Force Service & Maintenance Employee, a Life Operations Employee or a Life Critical New Business Employee) providing all or a majority of his or her business time to servicing In-Force Life and Annuity Policies;

(xiii) declare, set aside or pay any dividend, or make any other distribution (in cash, stock or otherwise), in respect of any shares of Capital Stock or other securities of any of the Transferred Companies (other than pursuant to the Restructuring Transactions or the Extraordinary Dividend or dividend payments under the terms of the Reinsured Contracts);

(xiv) (A) transfer, issue, sell, pledge, encumber or dispose of any shares of Capital Stock or other securities of any of the Transferred Companies, or securities exercisable or convertible into, or exchangeable or redeemable for shares of Capital Stock or other securities of any of the Transferred Companies or (B) grant options, warrants, calls or other rights to purchase or otherwise acquire any shares of Capital Stock or other securities of any of the Transferred Companies;

(xv) repurchase, redeem, repay or otherwise acquire any outstanding shares of Capital Stock or other securities of any of the Transferred Companies;

(xvi) effect any recapitalization, reclassification, stock split or combination or similar change in the capitalization of any of the Transferred Companies;

(xvii) amend any charter, by-law or other organizational document of any of the Transferred Companies;

(xviii) adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring or other reorganization (other than, in the case of any restructuring or reorganization, pursuant to the Restructuring Transactions);

(xix) subject to Section 8.10, (A) purchase or acquire any material property or assets or sell, lease, exchange, transfer or otherwise dispose of any material property or assets, other than Investment Assets in the ordinary course of business, (B) acquire or dispose of any business or any corporation, partnership, joint venture, association or other business organization or division thereof (other than pursuant to the Restructuring Transactions), or (C) make any capital expenditure other than in the ordinary course of business and, in the case of this clause (C), that individually or in the aggregate would not exceed ten million dollars ($10,000,000);

(xx) pay, discharge, compromise or satisfy any material Liabilities of the Transferred Companies other than the payment, discharge, compromise or satisfaction of Liabilities in the ordinary course of business;

(xxi) with respect to the Transferred Companies or the Transferred Businesses, (A) change or revoke, or, except in the ordinary course of business consistent with past practice, make any material Tax election, (B) change any material Tax accounting method, (C) file any material amended Tax Return, (D) settle or compromise any audit or other proceeding relating to a material amount of Taxes, (E) enter into any closing agreement with any Taxing Authority relating to material Taxes or a material Tax Return, (F) extend the statute of limitations period for the assessment or collection of any material Tax (other than by making an ordinary course statutory extension), or (G) surrender any right to claim a material Tax refund; or

(xxii) authorize or enter into any Contract with respect to any of the foregoing;

provided, absent any other applicable exception pursuant to this Section 8.01, Reinsurer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall also be required in connection with clauses (x) and (y) of Section 8.01(a), Section 8.01(a)(i), Section 8.01(a)(ii), Section 8.01(a)(iv), Section 8.01(a)(v), Section 8.01(a)(vii), Section 8.01(a)(viii), Section 8.01(a)(ix), Section 8.01(a)(xi), Section 8.01(a)(xii) or Section 8.01(a)(xxi), in each case, only as such provisions apply to the Acquired Life Assets, the Assigned Life Contracts, the Life Business or the Transferred Life Employees, as applicable.

Section 8.02 Access to Information; Confidentiality; Books and Records.

(a) Prior to the Closing, for any reasonable purpose relating to this Agreement, Sellers shall afford (i) to Purchaser and its Representatives reasonable access to the properties, appropriate personnel and Books and Records and (ii) to Reinsurer and its Representatives reasonable access to the properties, appropriate personnel and Life Books and Records, in each case upon reasonable advance notice and during normal business hours and subject to the rules applicable to visitors at Sellers’ offices generally. Access to such properties, appropriate personnel, Books and Records or Life Books and Records shall be at Purchaser’s or Reinsurer’s expense, as the case may be, and shall not unreasonably interfere with Sellers’ or their Affiliates’ business operations.

(b) Notwithstanding any other provision of this Section 8.02, no party shall be obligated to provide access to any Books and Records if providing access to Books and Records would reasonably (A) jeopardize the protection of attorney-client privilege or expose such party to Liability for disclosure of sensitive or personal information or (B) violate applicable Law or a Contract or obligation of confidentiality owing to a non-Affiliated Person.

(c) Each of Sellers, Purchaser and Reinsurer (each, the “Receiving Party”) hereby covenant and agree, each on behalf of itself and on behalf of its Affiliates, that from and following the Closing, the Receiving Party and its Affiliates will not disclose, give, sell, use or otherwise divulge any Confidential Information of the other party (the “Disclosing Party”) or permit their respective Representatives to do the same, except that each Receiving Party may disclose such Confidential Information or portions thereof (i) if legally compelled to do so, (ii) to the extent necessary for the performance of such Receiving Party’s obligations under this Agreement or the Ancillary Agreements, (iii) to the extent necessary for the enforcement of the rights of such Receiving Party and its Affiliates under this Agreement or the Ancillary Agreements, (iv) to those of such Receiving Party’s Affiliates, and to their respective Representatives in each case who need to know such information for the foregoing purposes or (v) as required under any applicable Law. If the Receiving Party or its Affiliates, or any of their respective Representatives become legally compelled to disclose any Confidential Information, the Receiving Party shall provide the Disclosing Party with prompt written notice of such requirement so that the Disclosing Party may seek a protective order or other remedy or waive compliance with this Section 8.02(c). In the event that such protective order or other remedy is not obtained, the Receiving Party or its Affiliates, as applicable, shall furnish only that portion of Confidential Information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that appropriate confidential treatment will be accorded Confidential Information. Except as otherwise expressly set forth herein, subject to Section 8.02(f), following the Closing, Sellers and their Affiliates shall be deemed “Receiving Parties” with respect to information (including Books and Records, but excluding Books and Records to the extent exclusively relating to the Accident and Health Individual Policies or the Excluded BOLI/COLI Contracts) regarding the Company and its Subsidiaries.

(d) Purchaser, Reinsurer and Sellers agree that the Confidentiality Agreements will remain in full force and effect in accordance with their terms until the Closing Date; provided, however, to the extent of any conflict between the provisions of the Confidentiality Agreements and this Agreement, the terms of this Agreement shall govern, and nothing in the Confidentiality

Agreements shall restrict, prohibit, impede or delay the ability of the parties to exercise their respective rights or perform their respective obligations under this Agreement or any Ancillary Agreement, including, for the avoidance of doubt, the use of confidential information for, and the disclosure of any confidential information to a party’s respective Representatives without the disclosing party’s consent in connection with, the negotiation and consummation of the transactions contemplated hereby.

(e) Prior to the Closing, (i) Sellers, Purchaser and Reinsurer shall develop and implement a plan (the “Books and Records Plan”) that will result in (x) Sellers or a Transferred Company retaining a copy of the Books and Records and (y) the delivery or transfer, subject to compliance with applicable Law, of the Books and Records to Purchaser (or a Person designated by Purchaser), and (ii) Sellers, Purchaser and Reinsurer shall develop and implement a plan that will result in (x) Reinsurer receiving a copy of the Life Books and Records and (y) the delivery or transfer, subject to compliance with applicable Law, of a copy of the Life Books and Records to Reinsurer (or a Person designated by Reinsurer), in each case, on the Closing Date or as soon as possible thereafter (but not later than ten (10) Business Days thereafter) in the manner (and in the case of physical Books and Records or physical copies of the Life Books and Records at the location(s)) reasonably requested by Purchaser or Reinsurer to the extent not located at an office of a Transferred Company; provided that Sellers shall have no obligation to expunge any such Books and Records from Sellers’ or their Affiliates’ systems or records or to expunge any electronic archival or backups of such Books and Records. Prior to the Closing, Sellers shall, and shall cause their Affiliates to, use reasonable best efforts to maintain the Books and Records in substantially the same manner and with the same care that the Books and Records have been maintained for the twelve (12)-month period prior to the execution of this Agreement.

(f) From and after the Closing, Sellers and LMGI shall not, and shall cause their Affiliates (and their respective captive agents) not to, use, transfer or monetize the Books and Records (except for Books and Records exclusively relating to any Retained Business, including relating to the Accident and Health Individual Policies or the Excluded BOLI/COLI Contracts) or Confidential Information regarding the Company and its Subsidiaries, the Group Benefits Business or the Life Business for purposes of soliciting customers or potential customers; provided, however, that for the avoidance of doubt, the foregoing shall not prohibit any of Sellers, their Affiliates or their respective captive agents from engaging in any general solicitation in respect of Accident and Health Group Products or Accident and Health Individual Policies. From and after the Closing, Sellers and their Affiliates shall be permitted to use the Books and Records solely (i) to complete their respective legal, regulatory, Tax and financial reporting requirements, (ii) to enforce their respective rights under this Agreement or the other Transaction Agreements or (iii) in respect of insurance or litigation matters, including any claims for indemnification or contribution (other than, in the case of clauses (ii) and (iii), any litigation or dispute between Purchaser and its Affiliates (including the Transferred Companies) or Reinsurer and its Affiliates, on the one hand, and Sellers and their Affiliates, on the other hand); provided that the foregoing sentence shall not apply to any Books and Records exclusively relating to Accident and Health Individual Policies or the Excluded BOLI/COLI Contracts.

(g) For a period of five (5) years following the Closing Date, each of Sellers, Purchaser and Reinsurer shall allow the other parties to interview its and its Affiliates’ employees and Representatives for any reasonable business purpose relating to the Transferred Businesses or the Retained Businesses, as applicable, including in connection with Sellers’ pre-Closing employment of the Transferred Business Employees or a party’s preparation or examination of regulatory and statutory filings and financial statements and the conduct of any litigation relating to the Transferred Businesses or a Retained Business (other than any litigation or dispute between the party requesting, and the party requested to provide, such access to employees or Representatives, including any claims for indemnification or contribution), or the conduct of any regulatory authority, policyholder, reinsurer or other dispute resolution or any other Third Party Claim. Access to such Representatives and records shall be at the requesting party’s expense, as applicable, and shall not unreasonably interfere with the providing party’s or any of their respective successor companies’ business operations.

(h) The foregoing provisions of this Section 8.02 shall not apply with respect to post-Closing access, cooperation, exchange of information, or record retention in respect of Tax matters, such matters being governed by Section 10.07.

(i) For a period of five (5) years after the Closing Date, each of Purchaser, Purchaser Parent, Reinsurer and Reinsurer Parent shall not, and shall cause their respective Affiliates (disregarding the proviso in the definition of “Affiliate” for purposes of this Section 8.02(i)) (and their respective captive agents) not to, use, transfer or monetize or make available to any Person the Books and Records or Confidential Information regarding the Company and its Subsidiaries, the Group Benefits Business or the Life Business for purposes of soliciting customers or potential customers with respect to the sale of property and casualty insurance products (other than, with respect to Reinsurer, solely extended service contracts, gap insurance products and ancillary products relating to the foregoing).

Section 8.03 Reasonable Best Efforts; Regulatory Matters.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Sellers and Reinsurer shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements (including the Restructuring Transactions, or, if any, the Extraordinary Dividend or the issuance and repayment of the Closing Date Surplus Note) as promptly as practicable, including, as applicable, (i) preparing and filing with any Governmental Authority as promptly as practicable all consents, approvals, waivers, authorizations, notices and filings necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, (ii) obtaining all consents, approvals, waivers, authorizations, notices and filings necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Agreements and (iii) securing the expiration or termination of any applicable waiting period under the HSR Act. Purchaser shall be solely responsible for the costs of making or obtaining the consents, approvals, waivers, authorizations, notice and filings set forth on Section 8.03(a)(i) of the Purchaser Disclosure Schedule, Reinsurer shall be solely responsible for the costs of making or obtaining the consents, approvals, waivers, authorizations, notice and filings set forth on Section 8.03(a)(ii) of the Reinsurer Disclosure Schedule and Sellers shall be solely responsible for the costs of making or obtaining the consents, approvals, waivers, authorizations, notice and filings set forth on Section 8.03(a)(iii) of the Sellers Disclosure Schedule; provided, however, that for the avoidance of doubt, Sellers shall be solely responsible for legal, consultant or advisor fees incurred by Sellers or their Affiliates.

(b) Without limiting the foregoing, but subject to Section 8.03(c), each of Purchaser, Sellers and Reinsurer, and their respective Affiliates, shall use their respective reasonable best efforts to avoid each and every impediment under any applicable Law that may be asserted by, or Order that may be entered with, any Governmental Authority with respect to the consents, approvals, waivers, authorizations, notices and filings necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (including the Restructuring Transactions, or, if any, the Extraordinary Dividend or the issuance and repayment of the Closing Date Surplus Note) so as to enable the Closing to occur.

(c) Notwithstanding anything to the contrary in this Agreement, including this Section 8.03, neither Purchaser nor any of its Affiliates shall be obligated to take or refrain from taking, or to agree that it or any of its Affiliates (including, in the case of Purchaser, the Transferred Companies) will take or refrain from taking, any action (including any action set forth in Section 8.03(b)), or to suffer to exist any condition, limitation, restriction or requirement that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements that would reasonably be expected to (i) have a Material Adverse Effect or (ii) materially and adversely restrict the ability of Purchaser and its Affiliates (other than the Transferred Companies), taken as a whole, to conduct their businesses after the Closing Date (each of the foregoing, a “Burdensome Condition”); provided, however, that for purposes of determining whether a “Burdensome Condition” has been imposed, the following shall be disregarded, in each case, only if Purchaser has not notified Sellers that Purchaser has withdrawn its request for the Extraordinary Dividend: (A) any condition, limitation, restriction or requirement to the extent arising out of (I) the Extraordinary Dividend or the use of reasonable best efforts to obtain approval of the same or (II) the issuance or repayment of any Closing Date Surplus Note or the use of reasonable best efforts to obtain approval of the same, or (B) any limitation on the ability of the Company to pay dividends, any obligation to maintain a minimum level of capital in the Company or any imposition of any guarantee, keepwell, capital maintenance or other similar agreement or arrangement with respect to the Company.

(d) In furtherance of, and without limiting, the foregoing, (i) Purchaser shall file a “Form A” Acquisition of Control Statement, together with all exhibits, affidavits and certificates thereto (which filing shall include, if any, a description of the Extraordinary Dividend), with the Insurance Commissioner of the State of New Hampshire within twenty (20) days after the date hereof, (ii) each of Purchaser and Sellers shall file a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the transactions contemplated hereby, within ten (10) Business Days after the date hereof, and request early termination of the waiting period under the HSR Act, (iii) Sellers shall, as soon as reasonably practicable, to the extent applicable, file and make, and cause their applicable Affiliates (including the Transferred Companies) to file and make, all “Form D” and other applications, notices and filings required to be filed or made by them with any Governmental Authorities in order to effect the Restructuring Transactions, in each case together with all exhibits, affidavits and certificates thereto; (iv) Purchaser shall, as soon as reasonably practicable, file and make any pre-acquisition notifications on “Form E” or similar market share notifications, to be filed in each jurisdiction where required by applicable

Law with all required applicants; and (v) Reinsurer shall, as soon as reasonably practicable, to the extent applicable, file and make, and cause their applicable Affiliates to file and make, all “Form D” filings required to be made by them with any Governmental Authorities in order to amend the existing services agreement between Reinsurer and New York Reinsurer in order to permit Reinsurer to provide administrative services (A) amend the existing services agreement between Reinsurer and New York Reinsurer to permit Reinsurer to provide administrative services to New York Reinsurer with respect to the business reinsured under the New York Reinsurance Agreement and (B) enter into a sub-contracting agreement between Reinsurer and New York Reinsurer related to the administration of the Excluded BOLI/COLI Contracts issued in New York. All filing fees payable in connection with the filings contemplated by clauses (i), (ii) and (iv) above shall be borne by Purchaser. Sellers shall bear all costs and expenses incurred in connection with the filings contemplated by clause (iii) above. Reinsurer shall bear all costs and expenses incurred in connection with the filings contemplated by clause (v) above.

(e) Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire (or agree to acquire) any assets, business or entity (or any division or part thereof, including through bulk reinsurance), the acquisition of which would materially impair Purchaser’s ability to obtain the approvals of any Governmental Authority required to consummate the Closing.

(f) Purchaser, Reinsurer and Sellers shall consult with each other with respect to the obtaining of all consents, approvals, waivers and authorizations necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and each party shall keep the other parties apprised on a prompt basis of the status of such matters relating to such consents, approvals and waivers. Each party shall have the right to review in advance and shall be provided with a reasonable opportunity to comment on, in each case subject to applicable Law, any material filing to be made with, or written materials submitted to, any Governmental Authority by any other party in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Each party agrees to reasonably consider in good faith comments of the other parties thereon. The party responsible for any such action shall promptly deliver to the other parties evidence of the filing or making of all filings, applications and submissions relating thereto, and any supplement, amendment or item of additional information in connection therewith. Each party shall promptly advise the other parties upon receiving any communication from any Governmental Authority whose consent, approval, waiver or authorization is required to consummate the transactions contemplated by this Agreement (including the Restructuring Transactions and, to the extent separate filings are made prior to the Closing, the Internal Merger), including promptly furnishing each other copies of any written or electronic communication, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such consent, approval, waiver or authorization will not be obtained or that the receipt of any such consent, approval, waiver or authorization will be delayed or conditioned. Prior to the Closing, each party shall not, and shall not permit any of its respective Representatives to, participate in any live or telephonic meeting with any Governmental Authority in respect of any consent, approval, waiver or authorization or investigation or other inquiry (other than (i) for routine or ministerial matters and (ii) accepting any unscheduled telephone call from any Governmental Authority, or responding to any question during a discussion with any Governmental Authority that was scheduled for purposes of discussing matters other than the transactions contemplated hereby, provided that promptly after such call or meeting the party involved therewith provide a summary thereof to the other parties) relating to the transactions contemplated by this Agreement and the Ancillary Agreements (including the Restructuring Transactions and, to the extent separate filings are made prior to the Closing, the Internal Merger) unless they obtain the prior approval of the other parties or their respective Representatives and, to the extent permitted by applicable Law and by such Governmental Authority, provides such other party or parties the opportunity to attend and participate in such meeting. Notwithstanding the foregoing, (x) Sellers shall have no obligation under this Section 8.03(f) to disclose to Purchaser or Reinsurer any Confidential Information of Sellers or their Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements (including the Restructuring Transactions) or to allow Purchaser or Reinsurer to participate in any telephone calls, meetings or other oral or written communications among Sellers and their Affiliates and any Governmental Authority to the extent relating to Confidential Information of Sellers or their Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements (including the Restructuring Transactions); (y) Purchaser shall have no obligation under this Section 8.03(f) to disclose to Sellers or Reinsurer any Confidential Information of Purchaser or its Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements (including the Internal Merger) or to allow Sellers or Reinsurer to participate in any telephone calls, meetings or other oral or written communications among Purchaser and its Affiliates and any Governmental Authority to the extent relating to Confidential Information of Purchaser or its Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements (including the Internal Merger); and (z) Reinsurer shall have no obligation under this Section 8.03(f) to disclose to Sellers or Purchaser any Confidential Information of Reinsurer or its Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements or to allow Sellers or Purchaser to participate in any telephone calls, meetings or other oral or written communications among Reinsurer and its Affiliates and any Governmental Authority to the extent relating to Confidential Information of Reinsurer or its Affiliates that does not relate to the transactions contemplated by this Agreement or the other Transaction Agreements.

(g) Each of Purchaser, Sellers and Reinsurer shall (i) promptly furnish, or cause to be furnished, all agreements, documents, instruments, affidavits or information that may be required or requested by any Governmental Authority in connection with any consent, approval, waiver or authorization and (ii) make available their respective Representatives to each other and, upon request, any Governmental Authority, in connection with (A) the preparation of any statement, filing, notice or application made by or on their behalf to, or (B) any review or approval process by, any Governmental Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(h) (i) Purchaser and Sellers shall, promptly after the date hereof until the Closing, work in good faith to (A) identify all services the Transferred Companies will require to have provided pursuant to the Company Transition Services Agreement and (B) begin the preparation of a plan to migrate the services to be provided pursuant to the Company Transition Services Agreement from Sellers and their Affiliates to a Purchaser designee. (ii) Reinsurer and Sellers shall, promptly after the date hereof until the Closing, work in good faith to (A) identify all services the Transferred Companies will require to have provided pursuant to the Reinsurer Transition Services Agreement and (B) begin the preparation of a plan to migrate the services to be provided pursuant to the Reinsurer Transition Services Agreement from Sellers and their Affiliates to a Reinsurer designee.

(i) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Sellers or their Affiliates (including the Transferred Companies) be required to agree to take or enter into any action set forth in Section 8.03(b) which is not conditioned upon the Closing, other than actions that may be required in connection with the Restructuring Transactions. For the avoidance of doubt, this Section 8.03 shall not apply to Tax matters.

Section 8.04 Third-Party Consents.

(a) Prior to the Closing, Sellers and Purchaser shall cooperate and use reasonable best efforts to obtain all consents, approvals, waivers and agreements of any non-Affiliated Person (other than a Governmental Authority), including those set forth on Section 8.04(a) of the Sellers Disclosure Schedule, reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing until the three (3) year anniversary of the Closing, to the extent that any such non-Affiliated Person’s consent, approval or agreement shall not have been obtained prior to the Closing, Purchaser and Sellers shall continue to cooperate with each other and use reasonable best efforts to obtain such consent, approval or agreement as promptly as reasonably practicable following the Closing. Pending receipt of any such consent, approval or agreement, Purchaser and Sellers shall, and cause their respective Affiliates to, cooperate with each other to effect mutually agreeable, reasonable and lawful arrangements designed to provide both Purchaser and Sellers and their respective Affiliates with substantially similar rights and benefits that would have accrued to such Person had such consent, approval or agreement been obtained, including by means of transition services arrangements or otherwise.

(b) Prior to the Closing, Sellers and Reinsurer shall cooperate and use reasonable best efforts to obtain all consents, approvals, waivers and agreements of any non-Affiliated Person (other than a Governmental Authority), including those set forth on Section 8.04(b) of the Sellers Disclosure Schedule, reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing until the three (3) year anniversary of the Closing, to the extent that any such non-Affiliated Person’s consent, approval or agreement shall not have been obtained prior to the Closing, Reinsurer and Sellers shall continue to cooperate with each other and use reasonable best efforts to obtain such consent, approval or agreement as promptly as reasonably practicable following the Closing. Pending receipt of any such consent, approval or agreement, Reinsurer and Sellers shall, and cause their respective Affiliates to, cooperate with each other to effect mutually agreeable, reasonable and lawful arrangements designed to provide both Reinsurer and Sellers and their respective Affiliates with substantially similar rights and benefits that would have accrued to such Person had such consent, approval or agreement been obtained, including by means of participation agreements, transition services arrangements or otherwise to the extent permitted by the underlying agreements.

(c) Sellers, Reinsurer and Purchaser shall each bear their own and their respective Affiliates’ internal costs to obtain such third-party consents and waivers, and the costs (including any license or other fees and expenses) associated with Sellers, Reinsurer, Purchaser or any of their respective Affiliates obtaining any such consents or waivers from such other third parties (other than Governmental Authorities) shall be borne (i) equally by Sellers, on the one hand, and Purchaser, on the other hand, if the procurement of such consents, approvals or agreements is for the benefit of Purchaser, (ii) equally by Sellers, on the one hand, and Reinsurer, on the other hand, if the procurement of such consents, approvals or agreements is for the benefit of Reinsurer and (iii) equally by Sellers on the one hand, and Purchaser and Reinsurer (proportionately to their respective benefit) on the other hand, if the procurement of such consents, approvals or agreements is for the benefit of both Reinsurer and Purchaser; provided, that notwithstanding anything herein to the contrary, Reinsurer’s aggregate obligation to bear any portion of any fees pursuant to clauses (ii) or (iii) above or Section 8.05(b) shall in no event exceed the amount set forth in Section 8.04(c) of the Reinsurer Disclosure Schedule.

(d) To the extent that any such consents, approvals or agreements required in connection with a ceded Reinsurance Contract are not obtained, Purchaser and Reinsurer agree that (i) any Reinsured Contracts ceded pursuant to such Reinsurance Contract shall be excluded from the cession pursuant to the Reinsurance Agreement and (ii) in and of itself, the failure to obtain any such consent, approval or agreement shall not be deemed to result in any breach or inaccuracy of any representation or warranty, or breach or non-performance of any covenant or agreement, of Sellers contained herein for any purpose hereunder, including for purposes of Article X, Article XI, Article XII or Article XIII and (iii) such failure to obtain such consent, approval or agreement shall not in and of itself (A) entitle Purchaser to an adjustment of Purchase Price or Reinsurer to an adjustment of Ceding Commission, or either Purchaser or Reinsurer to any claim for indemnification, (B) convey any rights pursuant to Section 14.10 to either Purchaser or Reinsurer or (C) constitute a breach of this Agreement, including Section 8.04(b).

(e) Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing until the three (3) year anniversary of the Closing, if any Acquired Asset is not assignable or transferable to Purchaser or Reinsurer, as applicable (depending on whether it is an Acquired Group Benefits Asset or an Acquired Life Asset, respectively), without the consent of any Person (other than Sellers or any of their Affiliates or Purchaser or Reinsurer, as applicable, or any of its Affiliates), and such consent has not been obtained on or prior to the Closing Date, this Agreement and the other Transaction Agreements shall not constitute an assignment or transfer thereof unless and until such consent is obtained. In each such case, Sellers, on the one hand, and Purchaser or Reinsurer, as applicable, on the other hand, shall use their respective commercially reasonable efforts and cooperate with each other to obtain such consent as soon as practicable after the Closing Date, subject to the cost-sharing arrangement set forth in Section 8.04(c). Upon obtaining the requisite consent of any applicable Person, any Acquired Assets that were not assigned or transferred at the Closing shall be promptly transferred or assigned to Purchaser or Reinsurer, as applicable.

(f) With respect to any Acquired Assets that are not transferred at the Closing to Purchaser or Reinsurer, as applicable (depending on whether it is an Acquired Group Benefits Asset or an Acquired Life Asset, respectively), after the Closing and until the earlier of (i) such time as any requisite consent is obtained therefor and the same is sold and assigned to Purchaser or Reinsurer, as applicable, pursuant to an assignment and assumption agreement (or such earlier time as may be specified by Purchaser or Reinsurer, as applicable, in writing to Sellers in the sole discretion of Purchaser or Reinsurer) or (ii) the three (3) year anniversary of the Closing: (A) the non-assignable items subject thereto and affected thereby shall be held, from and after the Closing, by Sellers or their applicable Affiliate in trust for the benefit of Purchaser or Reinsurer, as applicable, and all benefits and obligations existing thereunder shall be for the account of Purchaser or Reinsurer, as applicable; (B) Purchaser or Reinsurer, as applicable, shall timely pay, perform or otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof, and in the name of Sellers or their applicable Affiliate) all of the covenants and obligations of Sellers or their applicable Affiliate incurred after the Closing with respect to such item (including any obligation relating to Taxes); (C) Sellers shall and shall cause their applicable Affiliate to take or cause to be taken such actions in its name or otherwise as Purchaser or Reinsurer, as applicable, may reasonably request so as to provide Purchaser or Reinsurer, as applicable, with the benefits of such items and to effect the collection of money or other consideration that becomes due and payable under such item, and shall promptly pay over to Purchaser or Reinsurer, as applicable, all money or other consideration received by it in respect of such item; and (D) Purchaser or Reinsurer, as applicable, on the one hand, and Sellers, on the other hand, shall mutually cooperate to provide any other alternative arrangements as may be reasonably required to implement the purpose and intent of this Agreement and the other Transaction Agreements so that Purchaser or Reinsurer, as applicable, and its Affiliates will have access to the rights and benefits contemplated by such item from and after the Closing.

Section 8.05 Shared Contracts.

(a) With respect to those Shared Group Benefits Contracts set forth on Section 8.05(a) of the Sellers Disclosure Schedule, prior to the Closing, each of Sellers and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take or cause to be taken all such reasonable actions (including paying any reasonable fees or payments to a counterparty in connection therewith, which fees shall be borne equally by Sellers, on the one hand, and Purchaser, on the other hand to procure from the counterparty to any Shared Group Benefits Contracts a new agreement between the Company and such counterparty, or an amendment or assignment of such Shared Group Benefits Contract, such that the identifiable and severable portions of such Shared Group Benefits Contracts that are related to the Group Benefits Business may be transferred to the Company at the Closing).

(b) With respect to those Shared Life Contracts set forth on Section 8.05(b) of the Sellers Disclosure Schedule, prior to the Closing, each of Sellers and Reinsurer shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take or cause to be taken all such reasonable actions (including paying any reasonable fees or payments to a counterparty in connection therewith, which fees shall be borne, subject to Section 8.04(c), equally by Sellers, on the one hand, and Reinsurer, on the other hand to procure from the counterparty to any Shared Life Contract a new agreement between Reinsurer and such counterparty, or an amendment or assignment of such Shared Life Contract, such that the identifiable and severable portions of such Shared Life Contract that are related to the Life Business may be transferred to Reinsurer at the Closing).

Section 8.06 Multiparty Agreements. Each of Sellers and Purchaser shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable to revise, amend, bifurcate or modify each Multiparty Agreement such that, effective as of the Closing, (a) any of the Transferred Companies, on the one hand, or Sellers or any of their Affiliates (other than the Transferred Companies), on the other hand, are no longer party to such Multiparty Agreement (and the Person which is no longer party to such Multiparty Agreement will no longer have any outstanding or future Liability under such Multiparty Agreement) and (b) to the extent requested by Purchaser, the Transferred Companies continue to retain the same benefits under such Multiparty Agreement insofar as applicable to the Transferred Companies as of the date of this Agreement; provided, however, to the extent Sellers and Purchaser are unable to effectuate the foregoing, each of Sellers, on the one hand, and Purchaser, on the other hand, shall indemnify, defend and hold harmless the other for any Liabilities incurred by such other party and its Affiliates in respect of such Multiparty Agreement to the extent arising out of or relating to any services used, goods received or actions taken (or failed to be taken) by the applicable indemnifying party or its Affiliates.

Section 8.07 Intercompany Obligations and Arrangements.

(a) Sellers shall, and shall cause their Affiliates to, take such actions and make such payments as may be necessary so that concurrently with the Closing, the Transferred Companies, on the one hand, and Sellers and their Affiliates (other than the Transferred Companies), on the other hand, shall settle, discharge, offset, pay, repay in full, terminate, commute or extinguish all intercompany loans, notes and advances regardless of their maturity and all intercompany receivables and payables, including any accrued and unpaid interest to but excluding the date of payment, for the amount due; provided, however, that this Section 8.07(a) shall not apply to any intercompany loans, notes, advances, receivables or payables (i) set forth in Section 8.07(a) of the Sellers Disclosure Schedule, or (ii) arising under any Intercompany Agreement set forth in Section 8.07(b) or Section 8.07(c) of the Sellers Disclosure Schedule. To the extent that the amount of any such outstanding intercompany loan, note, advance, receivable or payable cannot be determined by Sellers or the Transferred Companies or any of their respective Affiliates concurrently with the Closing, such intercompany loan, note, advance, receivable or payable shall be paid in full by Sellers or the Transferred Companies or any of their respective Affiliates (as applicable) following the Closing within ten (10) days of receipt of an invoice detailing the amount due with respect to such intercompany loan, note, advance, receivable or payable.

(b) Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to terminate or commute, concurrently with the Closing, all Intercompany Agreements such that, following the Closing, the Transferred Companies shall not have any further Liability under such Intercompany Agreements; provided, however, that this Section 8.07(b) shall not apply to those Intercompany Agreements set forth on Section 8.07(b) of the Sellers Disclosure Schedule.

(c) Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to amend, concurrently with the Closing, those Intercompany Agreements set forth in Section 8.07(c) of the Sellers Disclosure Schedule, in the manner set forth therein.

Section 8.08 Guarantees.

(a) From and after the date hereof, Sellers and Purchaser shall use their reasonable best efforts to obtain, on or prior to the Closing, the termination of, and full release of Sellers and their Affiliates (other than the Transferred Companies), as applicable, from any and all obligations arising under, the guarantees, keepwells, letters of credit, indemnity or contribution agreements, support agreements or insurance surety bonds set forth in Section 8.08(a) of the Sellers Disclosure Schedule (each, a “Sellers Guaranty”).

(b) With respect to each Sellers Guaranty for which Sellers and Purchaser do not obtain the termination of such Sellers Guaranty prior to the Closing, Purchaser or an Affiliate of Purchaser shall, concurrently with the Closing, enter into a hold harmless agreement with respect to each such Sellers Guaranty in a form reasonably acceptable to Sellers and Purchaser.

(c) Notwithstanding Section 8.08(b), in each case at the Closing, (i) with respect to the guarantee set forth in Section 8.08(c)(i) of the Sellers Disclosure Schedule, Purchaser shall deliver to Sellers a duly executed counterpart of the Guarantee Hold Harmless and Indemnification Agreement and (ii) with respect to the guarantee set forth in Section 8.08(c)(ii) of the Sellers Disclosure Schedule, the Counterparties shall deliver to Sellers a duly executed counterpart of the Counterparties Hold Harmless and Indemnification Agreement.

Section 8.09 Company Extraordinary Transactions. Following the Closing, Purchaser shall not (i) permit the Company to consolidate or merge with or into any unaffiliated third party as a result of which transaction Purchaser no longer owns at least a majority of the economic and voting power of the Company, or (ii) sell, convey, transfer or otherwise dispose of, directly or indirectly, more than a majority of the economic or voting power of the Company without Reinsurer’s prior written consent; provided, that no such consent shall be required in connection with a transaction pursuant to clauses (i) or (ii) to the extent, in the case of clause (i), the surviving company, or in the case of clause (ii), the purchaser, has a financial strength rating issued by Standard and Poor’s (or a successor thereof) of “AA-” or higher (or a comparable successor rating). For the avoidance of doubt, the foregoing shall not in any way limit the freedom of Purchaser or Purchaser Parent to engage in any transactions relating to economic or voting securities of Purchaser.

Section 8.10 Transferred Investment Assets.

(a) Within five (5) Business Days after the date hereof, Sellers shall provide to (i) Purchaser a true, complete and correct list of all Investment Assets (other than the COLI Investment Assets and Investment Assets held in the Life Separate Accounts) owned by, or held in trust for the benefit of, the Company as of the date hereof (except with respect to the Specified Investment Assets, which are as at December 31, 2017) (the “Company Investment Assets”) and (ii) Reinsurer a true, complete and correct list of all Investment Assets (other than Investment Assets held in the Life Separate Accounts) held in respect of the Reinsured Contracts as of the date hereof (except with respect to the Specified Investment Assets, which are as at December 31, 2017) (the “Life Investment Assets” and together with the “Company Investment Assets,” the “Transferred Investment Assets”).

(b) From the date hereof until the Closing, the Company shall not sell, transfer, pledge or otherwise dispose of any Transferred Investment Assets except (i) with respect to any Transferred Investment Asset held in a portfolio supporting any Transferred Business, to fund cash and cash equivalent requirements arising out of the operation of the applicable Transferred Business, (ii) to the extent necessary to effect the Restructuring Transactions, the transfers contemplated by Article II or the substitution of Specified Investment Assets contemplated by Section 8.10(f) below, (iii) to manage the credit risk related to an Transferred Investment Asset to the extent the Company or an investment advisor of the Company reasonably determines that such Transferred Investment Asset has or may be subject to credit-related impairments or credit-related losses in value, (iv) to comply with any call rights, preemptive rights, rights of first offer, rights of first refusal or similar rights, in each case pursuant to the terms of such Transferred Investment Assets or (v) to cause the Transferred Investment Assets to be in compliance with the requirements of the Investment Guidelines and applicable Law.

(c) From the date hereof until the Closing, the Company shall invest and reinvest the Transferred Investment Assets in compliance with the Investment Guidelines.

(d) The Company shall, within ten (10) Business Days following the end of each calendar month (or in the case of year-end, twenty (20) Business Days) from the date hereof until the Closing, deliver to Purchaser, (i) a list of the Investment Assets (other than COLI Investment Assets) held by the Company, (ii) a list of the Investment Assets (other than COLI Investment Assets) sold or otherwise disposed of during the preceding month, the reason in clause (a) for such sale or disposition, and a description of the original cost and tax basis and (iii) a list of the Investment Assets (other than COLI Investment Assets) acquired by the Company during the preceding month.

(e) The Company shall, within ten (10) Business Days following the end of each calendar month (or in the case of year-end, twenty (20) Business Days) from the date hereof until the Closing, deliver to Reinsurer, (i) a list of the Investment Assets held by the Company in respect of the Life Business, (ii) a list of the Investment Assets in respect of the Life Business sold or otherwise disposed of during the preceding month, the reason in clause (a) for such sale or disposition, and a description of the original cost and tax basis and (iii) a list of the Investment Assets in respect of the Life Business acquired by the Company during the preceding month.

(f) Notwithstanding the foregoing, with respect to the Investment Assets set forth on Section 8.10(f)(i) of the Sellers Disclosure Schedule (the “Specified Investment Assets”), Sellers may substitute the Investment Assets set forth on Section 8.10(f)(ii) of the Sellers Disclosure Schedule at Sellers’ sole option. Purchaser shall, and shall cause its Affiliates to, reasonably cooperate and assist, at Sellers’ direction (provided that Purchaser and its Affiliates shall not be required to bear costs and expenses to third parties in connection with such cooperations and assistance), with respect to the re-registration or re-titling of the Specified Investment Assets, if necessary.

(g) With respect to any Contracts related to an Transferred Investment Asset, the parties shall use reasonable best efforts to (i) in the case of such Transferred Investment Assets transferred to Purchaser or Reinsurer (either directly or to the Trust Account on Reinsurer’s behalf) pursuant to this Agreement, effect mutually agreeable alternative arrangements designed to provide Purchaser or Reinsurer, as applicable, with substantially similar rights and benefits that would have accrued to Purchaser or Reinsurer, as applicable, had such consent, approval, waiver or agreement been obtained and (ii) in the case of Transferred Investment Assets transferred to Purchaser or Reinsurer (either directly or to the Trust Account on Reinsurer’s behalf) pursuant to this Agreement, obtain all consents, approvals, waivers and agreements necessary to assign, novate or otherwise transfer such Contracts to Purchaser or Reinsurer, as applicable; provided that to the extent that any such consent, approval, waiver or agreement necessary to assign, novate or otherwise transfer any contract is not obtained, Sellers, on the one hand, and Purchaser or Reinsurer, as applicable, on the other hand, shall use reasonable best efforts to effect mutually agreeable alternative arrangements designed to provide Purchaser or Reinsurer, as applicable, with substantially similar rights and benefits that would have accrued to Purchaser or Reinsurer, as applicable, had such consent, approval, waiver or agreement been obtained.

Section 8.11 Use of Names; Cooperation.

(a) Other than the Transferred Intellectual Property, none of Purchaser, Reinsurer or any of their respective Affiliates are purchasing, acquiring or otherwise obtaining any right, title or interest in any Intellectual Property of Sellers or their Affiliates, including the Names and Marks (except as expressly set forth in this Section 8.11). None of Purchaser, Reinsurer or any of their respective Affiliates shall seek to register in any jurisdiction any of the Names and Marks, any Trademark confusingly similar thereto, or any Trademark that incorporates a representation of all or a portion of the Statue of Liberty, nor shall any of the foregoing contest the use, ownership, validity or enforceability of any rights of Sellers or any of their Affiliates in or to any of the Names and Marks. Except as expressly set forth in this Section 8.11, (i) neither Purchaser, Reinsurer nor any of their respective Affiliates shall have any rights in or to the Names and Marks, and (ii) Purchaser, for itself and its Affiliates, agrees that any and all rights of the Transferred Businesses to use the Names and Marks pursuant to any written agreements or arrangements with Sellers or their Affiliates (other than the Transaction Agreements) shall terminate on the Closing Date without recourse.

(b) Except as otherwise expressly permitted in this Section 8.11 or in any Ancillary Agreement, Purchaser, Reinsurer and their respective Affiliates shall (i) cease and discontinue all uses of the Names and Marks immediately upon the Closing; and (ii) not expressly, or by implication, do business as or represent themselves as Sellers or their Affiliates.

(c) Within sixty (60) days after the Closing, Purchaser shall file for approval all required regulatory approvals of or relating to the merger of the Company with and into Purchaser or an Affiliate of Purchaser (the “Internal Merger”), and Purchaser shall take all necessary steps to effect the Internal Merger as soon as practicable after such required approvals have been obtained. The Affiliate into which Purchaser merges the Company may not include any of the Names and Marks in its legal name, corporate name or business name. If Purchaser has not received all required regulatory approvals for the Internal Merger by the end of the fifteenth (15th) month after Closing, or if the Internal Merger is not otherwise complete by such time, Purchaser shall, at the end of such fifteenth (15th) month, make all required filings and pay any requisite fees necessary, and shall apply for their certificates of incorporation or change of name (or equivalent organizational documents) and business registration certificate or licenses, as applicable, to be amended, pass the requisite shareholders’ resolutions and board resolutions, pay all requisite fees to change the legal names, corporate names and business names of the Transferred Companies to remove any reference to the Names and Marks, in all jurisdictions, and shall effect such changes as soon as practicable after any required approvals have been obtained. In each of the foregoing cases, Purchaser shall use reasonable best efforts to diligently pursue the approvals described in this Section and shall, as promptly as reasonably practicable, take any and all follow-up actions that may be required or requested by any Governmental Authority to promptly effect the Internal Merger and the changes of names described in this Section. For the avoidance of doubt, in no event will Reinsurer be required to take any actions, including entering into any Contract or amend or modify any existing Contract (including the Reinsurance Agreement), or incur any Liabilities whatsoever, in connection with the Internal Merger.

(d) Other than the use of the Names and Marks in the name of the Transferred Companies as permitted under Section 8.11(c), and such related uses of the name of the Transferred Companies as are required by Law or are otherwise necessary to identify the Transferred Companies in communications with third parties, and except for such uses as are permitted under Section 8.11(i) or Section 8.11(k), Purchaser will discontinue all uses of the Names and Marks within (i) thirty (30) days after Closing, with respect to any advertising, promotional materials, packaging, inventory, collateral goods, stationery, envelopes, checks, business cards, product and service literature and materials and other materials (collectively, “Hard Materials”) existing in inventory as of the Closing or generated by Purchaser, its Affiliates or third parties after the Closing, (ii) sixty (60) days after Closing with respect to any Hard Materials generated by Sellers or their Affiliates on behalf of any Transferred Company, provided that Sellers shall implement Purchaser’s reasonable and timely requests to alter such Materials to remove or replace the Names and Marks within such sixty (60) day period, and (iii) as promptly as practicable after the Closing but in any event within twelve (12) months after the Closing, with respect to any software, electronic materials, website content, invoices, receipts, forms, and training materials (together with Hard Materials, “Materials”). After the Closing, to the extent that any approval is required by Law to discontinue any such uses, Purchaser shall seek such approvals within ten (10) Business Days after becoming aware of such requirement, shall use reasonable best efforts to discontinue such uses within the timeframes described above and, if a required regulatory approval is not obtained within those timeframes, shall use reasonable best efforts to diligently pursue such approval until such approval is secured.

(e) Except as otherwise provided in this Section 8.11 or in any Ancillary Agreement, Purchaser shall, from the date hereof until the Marks Transition Date, have a limited, personal, non-exclusive, non-transferable, non-sublicensable, royalty-free license to use the Names and Marks, as described in and/or for the purposes described in this Section 8.11, in connection with the Transferred Businesses in substantially the same manner as such Materials were used as of the Closing in all material respects. Any goodwill arising from the use of the Names and Marks as described in this Section 8.11 shall inure to the benefit of Sellers and their Affiliates.

(f) Purchaser, for itself and its Affiliates, agrees that (i) use of the Names and Marks during the period authorized by this Section 8.11 shall only be with respect to Materials existing in inventory at Closing or reprints thereof, without alteration other than to remove the Names and Marks, and not be for any materials or services introduced after the Closing (including any marketing or advertising materials or product, training or service literature developed following the Closing), (ii) the Materials and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of the materials and services with respect to which the Transferred Businesses used the Names and Marks immediately prior to Closing and (iii) during the period in which Purchaser or its Affiliates uses any of the Names and Marks as permitted under this Section 8.11, neither Purchaser nor its Affiliates shall take or fail to take any action which, as a result of such action or failure to take such action, would reasonably be expected to have a material adverse effect on the value of any of the Names and Marks or the goodwill of Sellers and their Affiliates associated therewith, provided that neither Purchaser nor its Affiliates shall be deemed to have violated this provision through any action or inaction that is taken in the ordinary course of business consistent with Purchaser’s practices operating under the “Lincoln” Trademark. Purchaser, Reinsurer and Sellers shall each take all reasonable actions to ensure that any third Persons using the Names and Marks on behalf of any Transferred Company, whose rights terminate upon the Closing pursuant to this Section 8.11 shall cease use of the Names and Marks, except as expressly authorized thereafter by Sellers.

(g) To the extent that any Transferred Company, or, solely in their capacity as successors to the rights of a Transferred Company or a Transferred Business, Purchaser, Reinsurer or any of their Affiliates, owns any rights in or to any Names and Marks, including any registrations or applications for registrations thereof in any jurisdiction, Purchaser or Reinsurer, as applicable, shall, or shall cause the Transferred Company or its Affiliate, as applicable, to, as soon as practicable after discovery or notice of such fact, at Sellers’ option, either (i) abandon all such rights in and to such Names and Marks, including abandoning any such registrations and applications for registrations, or (ii) assign all such rights in and to such Names and Marks, including any such registrations and applications for registrations, to Sellers or an Affiliate of Sellers.

(h) Reinsurer shall, from the date hereof until the later of (x) ten (10) Business Days after Purchaser has completed the Internal Merger or changed the name of the Transferred Companies to remove the Names and Marks as described in Section 8.11(e) and (y) December 31, 2018, have a limited, personal, non-exclusive, non-transferable, sublicensable (solely to permitted subcontractors pursuant to the Administrative Services Agreement in substantially the same manner in which Sellers and its Affiliates operated the Life Business as of the Closing), royalty-free, paid up license to use the Names and Marks solely as necessary to provide services under the Administrative Services Agreement or as otherwise necessary to operate the Life Business in substantially the same manner in which Sellers and their Affiliates performed such services and operated such Life Business as of the Closing. Any goodwill arising from the use of the Names and Marks as described in this Section 8.11(h) shall inure to the benefit of Sellers and their Affiliates. Reinsurer, for itself and its Affiliates, agrees that (i) the use of the Names and Marks during the period authorized by this Section 8.11(h) and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of the services with respect to which the Sellers and their Affiliates used the Names and Marks immediately prior to Closing, and (iii) during the period in which Reinsurer or its Affiliates uses any of the Names and Marks as permitted under this Section 8.11(h), neither Reinsurer nor its Affiliates shall take or fail to take any action which action which, as a result of such action or failure to take action, might reasonably be expected to have a material adverse effect on the value of any of the Names and Marks or the goodwill of Sellers and their Affiliates associated therewith, provided that neither Reinsurer nor its Affiliates shall be deemed to have violated this provision through any action or inaction that is taken in the ordinary course of business consistent with Reinsurer’s practices operating under the “Protective” Trademark as of the date hereof.

(i) Without limitation to any other remedies, if Purchaser, Reinsurer or their respective Affiliates fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of Sellers or any of their Affiliates in relation to the use of the Names and Marks, Sellers shall be entitled to a temporary, preliminary or permanent injunction or other equitable relief in accordance with Section 14.10.

(j) For the avoidance of doubt, but without limiting Sellers’ or their Affiliates’ rights and remedies under applicable Laws relating to Trademarks, nothing in this Section 8.11 shall be deemed to require Purchaser, Reinsurer or their respective Affiliates to alter their use of Trademarks owned and used by any of the foregoing prior to the Closing.

(k) Notwithstanding anything to the contrary in the foregoing, Purchaser, Reinsurer and the Transferred Companies shall be entitled to refer to the name of Sellers or their Affiliates indefinitely as required by applicable Law, or as reasonably necessary in regulatory filings, or otherwise in a non-promotional manner for purposes of historical reference.

Section 8.12 Employee Non-Solicitation.

(a) Each of Purchaser and Purchaser Parent hereby covenants and agrees that for a period from the date hereof (except as set forth in Section 9.01) until the date which is twenty-four (24) months following the Closing Date neither it nor any of its Affiliates shall, (i) without the prior written consent of Sellers, directly or indirectly, solicit for employment, employ, hire, or enter into an agency or consulting relationship with any of the personnel employed by Sellers or their Affiliates set forth on Section 8.12(a) of the Sellers Disclosure Schedule, both during such employment and following a termination of employment that is not a Liberty Qualifying Termination or (ii) without the prior written consent of Reinsurer, directly or indirectly, solicit for employment, employ, hire, or enter into an agency or consulting relationship with any Transferred Life Employee; provided, however that this Section 8.12(a) shall not apply to any personnel of Sellers or their Affiliates or any Transferred Life Employee employed as administrative assistants.

(b) Each of Reinsurer and Reinsurer Parent hereby covenants and agrees that for a period from the date hereof (except as set forth in Section 9.02(a)) until the date which is twenty-four (24) months following the Closing Date neither it nor any of its Affiliates shall, (i) without the prior written consent of Sellers, directly or indirectly, solicit for employment, employ, hire or enter into an agency or consulting relationship with any personnel employed by Sellers or their Affiliates set forth on Section 8.12(b) of the Sellers Disclosure Schedule, both during such employment and following a termination of employment that is not a Liberty Qualifying Termination or (ii) without the prior written consent of Purchaser, directly or indirectly solicit for employment, employ, hire, or enter into an agency or consulting relationship with any Group Benefits Employee or Shared Employee who received an offer of employment from Purchaser or its Affiliates pursuant to Section 9.01(a); provided, however that this Section 8.12(b) shall not apply to any personnel of Sellers or their Affiliates or any Transferred Group Benefits Employee employed as administrative assistants.

(c) Each of Sellers and LMGI hereby covenants and agrees that, for a period from the date hereof until the date which is twenty-four (24) months following the Closing Date (or such other periods as specified Section 8.12(f) or Section 8.12(g), as applicable), neither it nor any of its Affiliates shall, (i) without the prior written consent of Purchaser, directly or indirectly solicit for employment, employ after the Closing Date, hire, or enter into an agency or consulting relationship with (x) any Group Benefits Employee to whom Purchaser has made an offer pursuant to Section 9.01(a) or (y) any individuals listed on Section 8.12(c) of the Purchaser Disclosure Schedule, other than, in the case of clause (x) for individuals who experience a Group Benefits Qualifying Termination, and in the case of clause (y) for individuals who are no longer employed by Purchaser Parent, or (ii) without the prior written consent of Reinsurer, directly or indirectly, solicit for employment, employ after the Closing Date, hire, or enter into an agency or consulting relationship with (x) any Life Employee to whom Reinsurer has made an offer pursuant to Section 9.02(a) and (y) any individuals listed on Section 8.12(c) of the Reinsurer Disclosure Schedule, other than, in the case of clause (x) for individuals who experience Life Qualifying Terminations, and in the case of clause (y) for individuals who are no longer employed by Reinsurer Parent; provided, however, that this Section 8.12(c) shall not apply to any personnel of Purchaser or its Affiliates or to any personnel of Reinsurer or its Affiliates employed as administrative assistants, including any such administrative assistants who become Transferred Group Benefits Employees or Transferred Life Employees. For the avoidance of doubt, in no event will Reinsurer be required to enter into any Contract or amending or modifying any existing Contract (including the Reinsurance Agreement) in connection with the Internal Merger.

(d) Each of Purchaser and Purchaser Parent and Reinsurer and Reinsurer Parent hereby covenants and agrees that in the event this Agreement is terminated at any time prior to the Closing, for a period of twelve (12) months from and including the date of such termination, neither they nor any of their Affiliates shall, without the prior written consent of Sellers, directly or indirectly, (i) employ, hire or enter into an agency relationship with (A) any personnel of Sellers or their Affiliates set forth on Section 8.12(a) of the Sellers Disclosure Schedule, (B) any Business Employee who receives an annual salary equal to or greater than $100,000, or (C) any Key Employee (as defined in the Confidentiality Agreement between LMGI and Purchaser Parent) who is as of such date or, within the three (3) month period prior to any such employment, hiring or agreement, was employed by, or under contract with, Sellers or their Affiliates; or (ii) actively solicit for employment any Business Employee who receives an annual salary less than $100,000; provided, however, that the restrictions set forth in Section 8.12(d)(i)(B) or Section 8.12(d)(ii) shall not apply to any Business Employee who ceases to be employed by Sellers or their Affiliates for a period of three (3) months. Each of Sellers and LMGI hereby covenant and agree that in the event this Agreement is terminated at any time prior to the Closing, for a period of twelve (12) months from and including the date of such termination, neither Sellers nor any of their Affiliates shall, without the prior written consent of Purchaser, directly or indirectly, solicit for employment, employ, hire or enter into an agency relationship with any individuals listed on Section 8.12(d) of the Purchaser Disclosure Schedule.

(e) Nothing in this Section 8.12 shall prohibit any party from making general solicitations not targeted at such persons (including through the use of recruiting firms not directed at such persons) or advertisement in any newspaper, magazine, trade publication, electronic medium or other media; provided, however, that, for the avoidance of doubt, the applicable provisions of this Section 8.12 shall continue to apply to any person who responds to such solicitation.

(f) Section 8.12(c) shall apply to the individuals listed on Section 8.12(f) of the Sellers Disclosure Schedule, provided that the period of time during which this Section 8.12(f) shall apply to each such individual shall be from the date hereof until the date which is thirty (30) months following the Closing Date for any such individual who voluntarily terminates his or her employment other than for “Good Reason” as defined in the applicable Retention Incentive Bonus Letter.

(g) Section 8.12(c) shall apply to the individuals listed on Section 8.12(g) of the Sellers Disclosure Schedule, provided that the period of time during which Section 8.12(c) shall apply to each such individual shall be from the date hereof until the date which is (i) twelve (12) months from the date of termination if any such individual voluntarily terminates his or her employment within eighteen (18) months of the Closing Date other than for Good Reason, as defined in the applicable Retention Incentive Bonus Letter, or (ii) thirty (30) months following the Closing Date for any such individual whose employment is terminated on or after the eighteen (18) month anniversary of the Closing Date, unless such individual is involuntarily terminated or voluntarily terminates his or her employment for Good Reason, as defined in the applicable Retention Incentive Bonus Letter.

Section 8.13 No Financing Condition. Notwithstanding anything to the contrary in this Agreement or in any of the Ancillary Agreements, each of Purchaser and Reinsurer acknowledges and agrees that its obligations to effect the transactions contemplated by this Agreement and the Ancillary Agreements are not conditioned upon the availability to Purchaser or Reinsurer, or any of their respective Affiliates, of any debt, equity or other financing in any amount whatsoever.

Section 8.14 Restructuring Transactions. Prior to the Balance Sheet Date, Sellers shall, and shall cause their respective Affiliates to, cause each of the actions or transactions described on Section 8.14 of the Sellers Disclosure Schedule to be consummated (such actions and transactions, collectively, the “Restructuring Transactions”).

Section 8.15 Further Assurances.

(a) The parties shall, and shall cause their applicable Affiliates to, negotiate in good faith prior to the Closing (or, with respect to the Distribution Agreement, for up to sixty (60) days following the Closing) to finalize the terms of the Ancillary Agreements and the schedules, exhibits, annexes and ancillary agreements thereto. Each party shall, and shall cause its respective Affiliates to, execute and deliver the Ancillary Agreements to which it is a party at or prior to the Closing (other than the Distribution Agreement if the parties thereto have not agreed upon the final terms thereof).

(b) Following the Closing, subject to the terms of this Agreement, each of the parties shall, and shall cause its Affiliates to, take all reasonable actions and promptly execute, acknowledge and deliver any additional documents, papers, certificates, instruments or conveyances reasonably requested by a party to further perfect or evidence the consummation of, or otherwise implement, any transactions contemplated by this Agreement or the Ancillary Agreements, or to aid in the preparation of any regulatory filing or financial statement; provided, however, that any such additional documents must be reasonably satisfactory to each of the parties.

(c) If, following the Closing and prior to the date that is eighteen (18) months following the expiration or termination of the Company Transition Services Agreement, any right, property, asset or Contract exclusively used in the Group Benefits Business (other than any Excluded Asset) is found to have been retained by Sellers or any of their Affiliates in error, Sellers shall, or shall cause their applicable Affiliate to transfer, at no cost to Purchaser, such right, property or asset as soon as reasonably practicable to Purchaser or as directed in writing by Purchaser.

(d) If, following the Closing and prior to the date that is eighteen (18) months following the expiration or termination of the Reinsurer Transition Services Agreement, any right, property, asset or Contract exclusively used in the Life Business (other than any Excluded Asset) is found to have been retained by Sellers or any of their Affiliates in error, Sellers shall, or shall cause their applicable Affiliate to transfer, at no cost to Reinsurer, such right, property or asset as soon as reasonably practicable to Reinsurer or as directed in writing by Reinsurer.

(e) Sellers shall, and shall cause their Affiliates to, use reasonable best efforts to obtain all authorizations and approvals to enable Sellers or their Affiliates to issue Accident and Health Individual Products prior to or promptly following the Closing Date. Purchaser shall cause the Affiliate into which Purchaser merges the Company pursuant to the Internal Merger to use reasonable best efforts to obtain approvals from any applicable Governmental Authority of the continued use following the Internal Merger of all forms and rates and all marketing materials, brochures and certificates pertaining thereto used in connection with the Accident and Health Individual Products (in the case of an Internal Merger occurring prior to December 31, 2019) and the Liberty Legacy Products (in the case of an Internal Merger occurring prior to December 31, 2018) immediately prior to the Internal Merger, in each case at Sellers’ expense; provided that, notwithstanding the foregoing, Purchaser shall not be required to delay the Internal Merger to obtain any such approvals.

Section 8.16 Acquisition Proposals.

(a) From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Sellers and their Affiliates shall not, and shall cause their Representatives and the Transferred Companies not to, directly or indirectly (i) solicit, initiate, support, encourage, facilitate or accept any inquiries, proposals, offers or other indications of interest by or from any Person other than Purchaser, Reinsurer and their respective Affiliates acting together (the “Acquisition Parties”) with respect to an Acquisition Proposal, (ii) enter into, maintain, continue or otherwise participate in any discussions, conversations, negotiations or other communications with any Person other than the Acquisition Parties with respect to an

Acquisition Proposal, (iii) furnish or confirm any information to any Person other than the Acquisition Parties in connection with an Acquisition Proposal, (iv) otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any inquiry, proposal, offer, request or other indication of interest by or from any Person other than the Acquisition Parties with respect to an Acquisition Proposal, or (v) enter into any term sheet, letter of intent, agreement or other non-binding or binding understanding or arrangement (whether oral or written) with, or accept or agree to any offer or proposal by or from, any Person other than the Acquisition Parties with respect to an Acquisition Proposal.

(b) From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Sellers and each of their Affiliates shall, and shall cause the Transferred Companies and their Representatives to, cease and terminate immediately any existing activities, discussions or negotiations with respect to or in furtherance of any Acquisition Proposal with any Person other than the Acquisition Parties.

(c) For purposes of this Section 8.16, “Acquisition Proposal” means any of the following transactions, whether direct or indirect (but excluding, in each case, this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby): (i) any acquisition, purchase or other transaction involving the direct or indirect sale or transfer of all or any part of the Transferred Businesses or Acquired Assets (excluding sales of Investment Assets in the ordinary course of business) of the Company, or any of the equity interests of the Transferred Companies, (ii) any merger, consolidation, business combination, reorganization, dissolution, recapitalization or similar transaction involving the Transferred Companies, (iii) any bulk reinsurance, reinsurance, coinsurance or similar transaction involving all or any part of the business of the Transferred Companies or the Life Business (other than the Reinsurance Agreement), (iv) the issuance of any security exercisable or convertible into, or exchangeable or redeemable for, capital stock of the Transferred Companies or (v) the granting of any rights, warrants, options, calls or commitments to acquire capital stock of the Transferred Companies.

Section 8.17 Non-Compete.

(a) For a period of thirty-six (36) months from the Closing (the “Non-Compete Period”), each of Sellers and LMGI agrees, for the benefit of Purchaser, not to, and shall cause each of the Persons who are as of the date hereof or in the future may become Affiliates (each, a “Restricted Person”) not to, directly or indirectly, engage in the United States in the business of: underwriting, marketing, selling, issuing, administering, reinsuring or distributing Restricted Products (a “Competing Business”). “Restricted Products” means Group Policies written with respect to long term disability, short term disability, leave and life insurance; provided, however, for the avoidance of doubt, “Restricted Products” shall not include any Accident and Health Products. A Restricted Person shall not include: (i) any Person that purchases or receives assets, operations or a business from Sellers or one of their Affiliates, if such Person is not an Affiliate of Sellers after such transaction is consummated; (ii) any Person who is not an Affiliate of Sellers who acquires, directly or indirectly, any minority equity interest in Sellers or any of their Affiliates; or (iii) any Person who holds equity interests in an Affiliate of Sellers, provided that such Person is not an Affiliate of Sellers.

(b) Notwithstanding anything to the contrary set forth in Section 8.17(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 8.17, nothing in this Agreement shall preclude, prohibit or restrict Sellers or LMGI from engaging, or require Sellers or LMGI to cause any Restricted Person not to engage, in any manner in any of the following:

(i) maintaining or making investments in the ordinary course of business, including in a general or separate account of an insurance company, in an investment fund or other investment vehicle or investments by any employee benefit plan or trust of Sellers, LMGI or their Affiliates, in Persons engaging in a Competing Business; provided that each such investment is a passive investment whereby the applicable Seller, LMGI or Restricted Person: (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise influence or direct the operation or management of any such entity; (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right; or (C) owns less than fifteen percent (15%) of the outstanding voting securities (including convertible securities) of such entity;

(ii) selling any of its assets or businesses to a Person engaged in lines of business that compete with the Competing Business, provided that neither such Person nor any of its Affiliates acquires any right to market or operate under the Names and Marks at any time prior to the third (3rd) anniversary of the Closing Date;

(iii) managing, controlling, advising or providing administrative or similar services to investment funds or other investment vehicles that make investments in Persons engaging in a Competing Business, provided that (A) the aggregate revenues of any such Person engaging in a Competing Business on a gross written premiums basis constitute no more than (i) one hundred million dollars ($100,000,000) or (ii) if such revenues are greater than one hundred million dollars ($100,000,000), twenty-five percent (25%) of the aggregate gross revenues on a consolidated basis of such Person, in each case in the most recently completed fiscal year and (B) any such investment funds or other investment vehicles shall not acquire any right to market or operate under the Names and Marks at any time prior to the third (3rd) anniversary of the Closing Date;

(iv) providing investment management, investment advisory or similar services to any Person;

(v) (A) underwriting, marketing, selling, issuing, administering or distributing any insurance products other than insurance products constituting Restricted Products or (B) without limitation of the foregoing, engaging in or otherwise conducting any Retained Business that is not a Competing Business;

(vi) providing reinsurance to any Person (including any Person engaging in a Competing Business); provided that Sellers and the Restricted Persons are not engaged in designing, underwriting or manufacturing a Competing Business;

(vii) effecting an acquisition, merger or other combination with any Person, or entering into a Qualifying Joint Venture or engaging in any business that would otherwise violate this Section 8.17 as a result of a transaction with such Person after the Closing Date (an “After-Acquired Business”) and thereafter continuing in such business; provided that at the time of such acquisition, merger or other combination, the aggregate revenues derived from the Competing Business by the After-Acquired Business on a gross written premiums basis (the “Competing After-Acquired Revenues”) constitute no more than (A) one hundred million dollars ($100,000,000), or (B) if such revenues are greater than one hundred million dollars ($100,000,000), twenty-five percent (25%) of the gross revenues on a consolidated basis of the After-Acquired Business, in each case in the most recently completed fiscal year immediately prior to the date of such acquisition, merger or other combination; provided, further, that (I) any such After-Acquired Business shall not market or operate under the Names and Marks at any time prior to the third (3rd) anniversary of the Closing Date and (II) Sellers, LMGI or such Restricted Person shall not cause the year-over-year growth in Competing After-Acquired Revenues of any After-Acquired Business to exceed five percent (5%);

(viii) underwriting, marketing, selling, issuing, administering or distributing any products or services (other than Restricted Products) in the ordinary course of business to or on behalf of any Person engaged in a Competing Business;

(ix) underwriting, marketing, selling, issuing, administering or distributing individual life or annuity insurance policies through any channel (including through any captive agents of LMGI, Sellers or their Affiliates);

(x) (A) purchasing or otherwise obtaining any products (including Restricted Products) or services in the ordinary course of business from a Person engaged in a Competing Business or (B) self-insuring or self-reinsuring any Restricted Products; or

(xi) subject to Section 8.02(f), continuing to engage in any activities or businesses engaged in (except for a Competing Business), or continuing to provide any products or services provided (except for Restricted Products), as of the date of this Agreement, by Sellers or their Affiliates (other than the Transferred Companies).

(c) Notwithstanding anything to the contrary contained herein, this Section 8.17 shall terminate and cease to be effective (i) immediately with respect to a Restricted Person (other than LMGI or a Seller) upon a Change of Control of such Restricted Person involving an acquiring Person that, immediately prior to such Change of Control, is not an Affiliate of LMGI or a Seller and (ii) immediately with respect to LMGI or a Seller upon a Change of Control of LMGI or such Seller, as applicable to the extent that the acquiring Person operates independently of LMGI or such Seller and no part of LMGI or such Seller is integrated with the acquiring Person’s Competing Business other than pursuant to an enumerated exception herein; provided that upon such Change of Control, such acquiring Person shall not acquire any right to market or operate under the Names and Marks at any time prior to the third (3rd) anniversary of the Closing; provided, further, that upon such Change of Control such acquiring Person shall not otherwise continue to be a Restricted Person. “Change of Control” means the occurrence of one of the following events: (a) if any Person, if such Person is not an Affiliate of Sellers after such transaction is consummated, shall, directly or indirectly, acquire beneficial ownership of more than fifty percent (50%) of the voting securities of LMGI, Sellers or a Restricted Person, as applicable, then issued and outstanding (or, in the event that Sellers or LMGI, as applicable, own less than fifty percent (50%) of the voting securities of a Restricted Person, such Person, after such transaction is consummated, shall, directly or indirectly, acquire such beneficial ownership percentage of such Restricted Person so as to cause such Restricted Person to no longer be an Affiliate of Sellers or LMGI, as applicable); (b) the consummation of a merger, consolidation, binding share exchange or other business combination of LMGI, Sellers or a Restricted Person, as applicable, into or with another Person in which the stockholders of LMGI, Sellers or a Restricted Person, as applicable, immediately prior to the consummation of such transaction shall own less than fifty percent (50%) of the voting securities of the surviving Person (or the parent of the surviving Person where the surviving Person is wholly owned by the parent Person) immediately following the consummation of such transaction; or (c) the consummation of the sale, transfer, lease or other disposition (but not including a transfer, lease or other disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of LMGI, Sellers or a Restricted Person, as applicable, to a Person other than an Affiliate of LMGI or Sellers.

(d) Notwithstanding anything to the contrary contained herein, prior to the third (3rd) year anniversary of the Closing, no Restricted Person shall use, or license to a third party for use, or knowingly permit such Restricted Person’s Controlled Affiliates or any Person to use, the Names and Marks in a Competing Business.

Section 8.18 Rating Evaluation Services. Prior to or promptly following the date hereof, Purchaser shall undertake a rating evaluation service review with (a) Standard & Poor’s Corporation and (b) A.M. Best Company, Inc., in each case, at Purchaser’s sole cost and expense (except with respect to the filing fee associated with A.M. Best Company, Inc. rating evaluation service review, which shall be borne by Sellers) with respect to the ratings of the Company upon Closing as result of the transactions to be effectuated hereunder (including the Extraordinary Dividend and the issuance or repayment of any Closing Date Surplus Note), and Sellers shall reasonably cooperate with Purchaser with respect to the foregoing. Notwithstanding anything in this Agreement to the contrary, none of Sellers, the Company nor their respective Affiliates shall be obligated to seek confirmation of the Company’s ratings as indicated in the most recent publicly available applicable report published by each rating agency prior to the date hereof.

Section 8.19 Mutual Release.

(a) Effective as of the Closing, each Seller for itself and on behalf of its respective Affiliates and each of its and their respective successors, assigns, heirs and executors (each, a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have or might have or may assert now or in the future, against the Transferred Companies and their respective successors and assigns (each, a “Purchaser Releasee”), arising out of, based upon or resulting from any matter, cause or thing whatsoever, whether known or unknown, and which occurred, existed, was taken, permitted or begun at or prior to the Closing; provided that nothing in this Section 8.19(a) shall release, discharge, waive or otherwise affect the rights or obligations of any party to the extent related to or arising out of (i) any rights under this Agreement or any other Transaction Agreement (including the Guarantee Hold Harmless and Indemnification Agreement and the Counterparties Hold Harmless and Indemnification Agreement), (ii) any rights under any Contract with respect to any Intercompany Agreement which remains in effect following the Closing in accordance with the provisions of this Agreement or (iii) any Sellers Guaranty to the extent not terminated and fully released pursuant to Section 8.08. The foregoing release shall not apply to any claim arising under the terms of any Transaction Agreement. Each Seller Releasor shall, and shall cause each of its Affiliates to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, instituted or maintained any legal or arbitral proceeding of any kind against any Purchaser Releasee based upon any matter released pursuant to this Section 8.19(a). The parties hereto hereby acknowledge and agree that the execution of this Agreement shall not constitute an acknowledgment of or an admission by any Seller Releasor or Purchaser Releasee of the existence of any such claims or of liability for any matter or precedent upon which any liability may be asserted. Sellers acknowledge and agree that the payment of the aggregate consideration pursuant hereto, and the covenants set forth in this Agreement, represent good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Section 8.19(a).

(b) Effective as of the Closing, the Transferred Companies and each of their respective successors, assigns, heirs and executors (each, a “Purchaser Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Purchaser Releasor has, may have or might have or may assert now or in the future, against any of Sellers and their Affiliates and their respective successors and assigns (each, a “Seller Releasee”), arising out of, based upon or resulting from any matter, cause or thing whatsoever, whether known or unknown, and which occurred, existed, was taken, permitted or begun at or prior to the Closing; provided that nothing in this Section 8.19(b) shall release, discharge, waive or otherwise affect the rights or obligations of any party to the extent related to or arising out of (i) any rights under this Agreement or any other Transaction Agreement (including the Guarantee Hold Harmless and Indemnification Agreement and the Counterparties Hold Harmless and Indemnification Agreement), (ii) any rights under any Contract with respect to any Intercompany Agreement which remains in effect following the Closing in accordance with the provisions of this Agreement or (iii) any Sellers Guaranty to the extent not terminated and fully released pursuant to Section 8.08. The foregoing release shall not apply to any claim arising under the terms of any Transaction Agreement. Each Purchaser Releasor shall, and shall cause each of its Affiliates to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, instituted or maintained any legal or arbitral proceeding of any kind against any Seller Releasee based upon any matter released pursuant to this Section 8.19(b). The parties hereto hereby acknowledge and agree that the execution of this Agreement shall not constitute an acknowledgment of or an admission by any Purchaser Releasor or Seller Releasee of the existence of any such claims or of liability for any matter or precedent upon which any liability may be asserted. Purchaser acknowledges and agrees that the payment of the aggregate consideration pursuant hereto, and the covenants set forth in this Agreement, represent good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Section 8.19(b).

Section 8.20 Replacements. Except as set forth on Section 8.20 of the Sellers Disclosure Schedule, from and after the date hereof, including after the Closing, LMGI and Sellers shall not, and shall cause each of their respective Affiliates not to, without the prior written consent of Reinsurer, directly or indirectly solicit any holder of, or any beneficiary or insured under, any Reinsured Contract in connection with any Program of Internal Replacement, (it being understood that Sellers are not responsible and shall not be liable for any independent action taken by any brokers or Producers other than employees of Sellers or their Affiliates). As used herein, the term “Program of Internal Replacement” means any program that is initiated, maintained, sponsored or supported by LMGI, either Seller or any of their respective Affiliates to offer on a targeted basis to any or all policyholders, contractholders, beneficiaries or insureds under Reinsured Contracts to exchange any such Reinsured Contract or any portion thereof for another Policy that is written by LMGI, either Seller, the Company or any Affiliate of any of them but is not a Reinsured Contract.

Section 8.21 Extraordinary Dividend. Sellers shall, and shall cause their Affiliates to use reasonable best efforts to take such actions as may be necessary to permit the Company to pay to Sellers the Extraordinary Dividend at or immediately prior to the Closing. In connection with the foregoing, if (a) requested by (i) a Governmental Authority responsible for the regulation of the Extraordinary Dividend or (ii) Standard & Poor’s Corporation or A.M. Best Company, Inc. or (b) otherwise required to consummate the transactions contemplated hereby (including the release of the guarantee set forth in Section 8.08(c)(i) of the Sellers Disclosure Schedule), Purchaser shall enter into, effective as of the Closing, a guarantee of the obligations of the Company that is reasonably acceptable to (i) each Governmental Authority responsible for the regulation of the Extraordinary Dividend and such guarantee and (ii) each of Standard & Poor’s Corporation and A.M. Best Company, Inc. In the event that a Governmental Authority indicates that it will not approve the Extraordinary Dividend without an increase in the Company’s surplus, at Purchaser’s election (in its sole discretion), the Company will issue to Purchaser on the Closing Date (but before the Closing) the Closing Date Surplus Note in exchange for a cash purchase price, payable by Purchaser, equal to the principal amount of the Closing Date Surplus Note. The Closing Date Surplus Note, if any, shall have the terms mutually agreed to by Purchaser and the Company at the time of issuance. Purchaser shall, and shall cause the Company to, take all actions necessary for the Company to redeem and repay in full the Closing Date Surplus Note effective immediately following the Closing, by wire transfer of immediately available funds to the account designated by Purchaser of an amount equal to the principal amount of the Closing Date Surplus Note. Upon such payment, Purchaser shall cancel and surrender the Closing Date Surplus Note to the Company and cooperate with the Company to effect the cancellation of such Closing Date Surplus Note immediately following such payment. Notwithstanding the foregoing, in the event that Purchaser withdraws its request for the Extraordinary Dividend (and, for the avoidance of doubt, if Purchaser withdraws its request for the Extraordinary Dividend Purchaser shall notify Sellers of such withdrawal) or the Closing Date Surplus Note (if any), Sellers shall have no obligations in respect of such Extraordinary Dividend or Closing Date Surplus Note hereunder.

Section 8.22 Legacy Products. During the DA Transition Period, except as required by applicable Law, Purchaser shall not, and shall cause its Affiliates not to, modify any of the Liberty Legacy Products or substitute other life insurance or annuity products for any of the Liberty Legacy Products, in each case without the prior written consent of Sellers and Reinsurer.

Section 8.23 Discovered Contracts.

(a) For a period of (i) thirty six (36) months following the Closing Date with respect to all Reinsured Contracts for which premium payment thereunder is scheduled and periodic and (ii) sixty (60) months following the Closing Date with respect to all other Reinsured Contracts, if the Company or Reinsurer discovers any Reinsured Contracts that it has a good faith basis for asserting were not taken into account in the Final Statement of Net Settlement (each such Reinsured Contract not so taken into account, a “Discovered Contract”), Purchaser shall cause the Company to promptly notify Sellers and Reinsurer, or Reinsurer shall promptly notify Sellers and the Company, as applicable, regarding such Discovered Contract, which notice shall be accompanied by supporting evidence, which may include the Updated Seriatim File and Post-Closing Seriatim File, reasonably sufficient to establish that such Reinsured Contract was not taken into account in the Final Statement of Net Settlement. For purposes of the requirement set forth in the preceding sentence, with respect to any Reinsured Contract written prior to the date of the Updated Seriatim File or the Post-Closing Seriatim File, as applicable, the fact that such Reinsured Contract is not listed on the Updated Seriatim File or the Post-Closing Seriatim File, as applicable, shall be presumed evidence sufficient to establish that such Reinsured Contract was not taken into account in the Final Statement of Net Settlement; provided, however, that Sellers may rebut such presumption through evidence demonstrating that such Reinsured Contract was taken into account in the Final Statement of Net Settlement. Upon establishing that a Reinsured Contract constitutes a Discovered Contract, as soon as reasonably practicable thereafter, Reinsurer shall calculate the Discovered Contract Transfer Amount for such Discovered Contract and provide such calculation (with reasonable supporting detail) to Sellers and the Company (a “Discovered Contract Notice”). Subject to Section 8.23(f), Sellers shall pay to Reinsurer in cash an aggregate amount equal to such Discovered Contract Transfer Amount within thirty (30) days after Reinsurer’s delivery of such Discovered Contract Notice to Sellers.

(b) If Sellers have a good faith objection to the calculation of the Discovered Contract Transfer Amount set forth in the Discovered Contract Notice, within ten (10) Business Days following receipt of such Discovered Contract Notice, Sellers shall deliver written notice of such objection to Reinsurer, with a copy to the Company. If Sellers deliver a notice of objection in respect of a Discovered Contract Notice, the parties shall seek to resolve such objection within five (5) Business Days. If Sellers and Reinsurer are unable to reach resolution on a Discovered Contract Notice within five (5) Business Days following Sellers’ delivery of such notice of objection, Reinsurer or Sellers may submit the dispute to an Independent Actuary for final determination. For the avoidance of doubt, all other disputes with respect to Discovered Contracts, including as to whether a Policy constitutes a Discovered Contract, shall be settled pursuant to Section 14.06.

(c) Upon referral of any dispute pursuant to Section 8.23(b) to an Independent Actuary, each party to such dispute shall enter into a customary engagement letter with such Independent Actuary. In addition to the foregoing, each party shall reasonably cooperate with such Independent Actuary and provide, upon the request of such Independent Actuary, any non-privileged information and documentation, including any accountants’ work papers or internal accounting records or reserving papers, files and models, and make reasonably available to such Independent Actuary such personnel that have been involved in applicable components of the Discovered Contract Notice or related notice of objection, as applicable; provided, however, that the independent accountants and outside actuaries, as applicable, of each party to such dispute shall not be obligated to make any working papers available to such Independent Actuary unless and until such Independent Actuary has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants or outside actuaries, as applicable. Any such information and documentation provided by a party to such Independent Actuary shall concurrently be provided to the other party or parties to the dispute to the extent not already so provided; provided, however, that the independent accountants and outside actuaries of each party to the dispute, as applicable, shall not be obligated to make any working papers available to a party unless and until such party has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants or outside actuaries, as applicable.

(d) The parties shall instruct the Independent Actuary to (i) comply with and adhere to the requirements of this Agreement, including the definitions contained herein and the Schedules attached hereto (including the Statement of Net Settlement Methods, the Final Statement of Net Settlement Walk and, to the extent applicable, the Balance Sheet Methods and Final Balance Sheet Walk) and (ii) as respects any amount set forth in a Discovered Contract Notice that is in dispute, not assign a value that is (A) greater than the greatest value for such item claimed by either (I) Reinsurer in a Discovered Contract Notice or (II) Sellers or Reinsurer in any initial or supplemental materials delivered to the Independent Actuary pursuant to Section 8.23(c) or (B) less than the smallest value for such item claimed by either (I) Reinsurer in a Discovered Contract Notice or (II) Sellers or Reinsurer in any initial or supplemental materials delivered to the Independent Actuary pursuant to Section 8.23(c).

(e) The determination of the Independent Actuary shall be final and binding upon the parties and any changes to a Discovered Contract Notice shall be incorporated by reference therein; provided, however, Sellers or Reinsurer may request that the Independent Actuary correct any clerical, typographical or computational errors in its decision within three (3) Business Day of the delivery of such decision to such party. The fees of such Independent Actuary shall be borne equally by the parties to the dispute. For the avoidance of doubt, the Independent Actuary shall act as an expert, not as an arbitrator, and neither the determination of the Independent Actuary, nor this agreement to submit to the determination of the Independent Actuary, shall be subject to or governed by the Federal Arbitration Act, 9 B.S.C. § 1 et seq., or any state arbitration Law or regime.

(f) The aggregate amount of all Losses for which Sellers, on a several and not joint basis, shall be liable pursuant to Section 13.03 (other than Section 13.03(d)), Section 8.23 and Section 10.01(b) shall not exceed the Aggregate Ceding Commission.

Section 8.24 Filing Cooperation. Between the date hereof and the Closing Date, Sellers shall provide, and shall cause the Company to provide, and following the Closing Date, Purchaser shall provide, and shall cause the Company to provide, reasonable cooperation in connection with (i) the filing by Purchaser, Reinsurer or any of their respective Affiliates of any registration statement or other documents under the Securities Act, (ii) the satisfaction by Purchaser, Reinsurer or any of their Affiliates of any of its reporting obligations under, and in compliance with, the Exchange Act, and (iii) the preparation of any prospectus, private placement memorandum or other offering document to be used in connection with any public offering, private placement or other financing transaction of Purchaser, Reinsurer or any of their Affiliates, in each case as may be reasonably requested by Purchaser or Reinsurer, as applicable, including by preparing and furnishing to Purchaser or Reinsurer upon its reasonable request any audited or unaudited financial statement, audit reports or other financial information or data with respect to pre-Closing periods of the Company or the Life Business, in each case, to the extent reasonably available to Sellers, the Company or their respective Affiliates through the exercise of reasonable best efforts. Purchaser or Reinsurer, as applicable, shall promptly, upon request by Sellers, reimburse Sellers and their Affiliates, as applicable, for all reasonable, documented, out-of-pocket costs and expenses incurred by Sellers, the Company or their respective Affiliates, as applicable, in connection with the cooperation contemplated by this Section 8.24.

Section 8.25 Appraisals. From and after the date hereof, Sellers shall, and shall cause their Affiliates to, promptly notify Purchaser in the event that the Specified Actuary issues a new or revised Group Benefits Actuarial Report. From and after the date hereof, Sellers shall, and shall cause their Affiliates to, promptly notify Reinsurer in the event the Specified Actuary issues a new or revised Life Actuarial Report or any errata with respect to the Life Actuarial Report (and shall promptly deliver a copy of any new or revised Life Actuarial Report or errata with respect to a Life Actuarial Report to Reinsurer), or notifies Sellers or any of their Affiliates that the Life Actuarial Report is inaccurate.

Section 8.26 Reinsurance Contracts. From the date hereof until the Closing, in the event that the Company receives written, or to the Knowledge of Sellers, oral notice of a proposed increase in the reinsurance rates payable under any Reinsurance Contract pursuant to which liabilities of a Reinsured Contract are ceded, Sellers shall cause the Company to (a) promptly provide Reinsurer written notice of such proposed increase and copies of any related written correspondence from the reinsurer under such Reinsurance Contract and (b) provide Reinsurer an opportunity to consult with the Company with respect to the decision of whether to accept, negotiate or contest such proposed rate increase applicable to such Reinsurance Contract. In furtherance of the foregoing, Sellers shall cause (i) the Company to furnish a copy of any proposed written response or other written communications to Reinsurer under the applicable Reinsurance Contract with respect to the proposed rate increase, and Reinsurer shall have a reasonable opportunity to provide comments thereon, which comments shall be considered in good faith by the Company, and (ii) the Company to provide Reinsurer reasonable prior written notice of the time and place when any meetings, telephone calls or other communications may be held with the applicable reinsurer in respect of the reinsurance rates payable thereunder and to provide Reinsurer the opportunity to attend and participate in any such meeting, telephone call or other communication.

Section 8.27 Barco. From and after the date hereof, including after the Closing, except as necessary to effectuate the transactions contemplated by or otherwise expressly required by this Agreement or the other Transaction Agreements (including to the extent required to effect the Restructuring Transactions), as required by applicable Law or Order or with the prior written consent of Purchaser and Reinsurer, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood that Purchaser and Reinsurer shall provide their respective consent for any actions set forth in this Section 8.27 that would not (x) increase the risk profile or Liabilities of Barco or (y) increase the obligations of Reinsurer pursuant to the annuity Policies to which Barco is a party), LMGI shall, and shall cause its Affiliates to, comply with the provisions set forth below (the “Specified Provisions”) with respect to Barco:

(a) not conduct any business or activities other than the performance of its obligations under (i) the Contracts to which Barco is a party as of the date hereof, (ii) any applicable Restructuring Agreements or (iii) any other Contract entered into with the consent of Purchaser and Reinsurer pursuant to this Section 8.27 (the “Barco Contracts”); not enter into, or permit any of its assets to be subject to, any Contract other than the Barco Contracts and any tax sharing agreement on reasonable terms that is generally applicable to all members of the consolidated tax group to which LMGI is a party; and not hire or engage any new employees or independent contractors, other than the firm or firms set forth on Section 8.27(a) of the Sellers Disclosure Schedule for the purposes stated thereon, which firm or firms may be replaced upon reasonable consultation with Purchaser and Reinsurer;

(b) not create, incur, assume or permit to exist any Encumbrance on any of its property or assets, or assign or sell any income or revenues (including accounts receivable) or rights in respect thereof, nor incur or guarantee any indebtedness for borrowed money;

(c) comply in all material respects with all applicable Laws of, all applicable restrictions imposed by, and all material permits and licenses issued by, any Governmental Authority applicable to Barco;

(d) comply in all material respects with all of the terms and conditions of, and its obligations under, and enforce in the same manner it would with an unaffiliated party, and not waive or assign, all of its rights and remedies under the Barco Contracts;

(e) not (i) permit Barco to consolidate or merge with or into any Person, or (ii) sell, convey, transfer or otherwise dispose of, directly or indirectly, any of Barco’s assets or securities to any other Person in any transaction or series of transactions, in each case, other than any such consolidation, merger, transaction or series of transactions with LMGI or any of its Affiliates that would not (x) increase the risk profile or Liabilities of Barco or (y) increase the obligations of Reinsurer, including under the annuity Policies to which Barco is a party;

(f) enter into any other transactions or series of transactions such that Barco would no longer be a direct or indirect wholly owned subsidiary of LMGI or its Affiliates;

(g) not pay any dividends or other distributions with respect to Barco’s Capital Stock;

(h) not permit Barco to purchase, redeem or otherwise acquire for value any of Barco’s Capital Stock;

(i) not approve or take any other action to cause, and not permit, Barco to, (i) dissolve or liquidate, or institute proceedings to be adjudicated bankrupt or insolvent, (ii) institute or consent to the institution of any bankruptcy, rehabilitation or insolvency proceedings against it, (iii) file a petition seeking, or consent to, reorganization or relief under any applicable Law relating to any bankruptcy, rehabilitation or insolvency, (iv) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, rehabilitator or any similar official for Barco, (v) make any assignment for the benefit of creditors of Barco, (vi) admit in writing its inability to pay its debts generally as they become due or (vii) take any action in furtherance of any of the foregoing;

(j) maintain the Net Worth Maintenance Agreement in full force and effect, perform and comply with any and all obligations, covenants or agreements thereunder in accordance with its terms and not amend, modify, supplement or assign the Net Worth Maintenance Agreement;

(k) not permit Barco to form or acquire, or cause to be formed or acquired, any Subsidiary; and

(l) at all times do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business, except that, as soon as reasonably practicable following the expiration or termination of all of the Barco Contracts, Barco shall be liquidated and dissolved.

Section 8.28 License. Sellers, for themselves and on behalf of their Subsidiaries, hereby grant Purchaser and Reinsurer and their respective Affiliates a worldwide, non-exclusive, royalty-free, paid up, perpetual, freely sublicensable (including through multiple tiers), freely assignable, irrevocable license to reproduce, copy, use, make use of, market, sell and make any derivative works of the Licensed Liberty IP, in source code and object code formats. The license described in this Section 8.28 is granted “as is,” with all faults and without liability of any kind. Except as set forth in the Company Transition Services Agreement, neither Sellers nor their Affiliates shall have any obligation to support or provide error correction or other maintenance services with respect to the Licensed Liberty IP. Upon Purchaser’s or Reinsurer’s written request after the Closing, Sellers shall deliver the Licensed Liberty IP and any embodiments thereof in the source code and object code formats in which Sellers or their Affiliates maintain such Licensed Liberty IP and embodiments in a reasonable manner agreed in writing by Sellers and Purchaser or Reinsurer, as applicable. Following such delivery, neither Sellers nor their Affiliates shall have any obligation to re-deliver such Licensed Liberty IP to Purchaser, Reinsurer or their Affiliates, except to the extent necessary or useful to receive the Services pursuant to the Company Transition Services Agreements. If, prior to the expiration of the Company Transition Services Agreements with both Purchaser and Reinsurer, Sellers determine that they no longer require rights in or to any of the Licensed Liberty IP, Sellers shall if so requested by Purchaser or Reinsurer, as applicable, in writing, assign and transfer all of their rights in such Licensed Liberty IP to Purchaser or Reinsurer, as applicable at no cost. As between the parties, the developer of any modification or other derivative work of the Licensed Liberty IP after Closing shall own all Intellectual Property rights in such modification or derivative work, subject to the applicable party’s or their respective Affiliates’ rights in the underlying Licensed Liberty IP.

Section 8.29 Purchaser-Reinsurer License. Purchaser, for itself and on behalf of its Subsidiaries, hereby grants to Reinsurer and its Affiliates a worldwide, non-exclusive, royalty-free, paid up, perpetual, freely sublicensable (including through multiple tiers), freely assignable, irrevocable license to reproduce, copy, use, make use of, market, sell and make any derivative works of the Licensed Lincoln IP, in source code and object code formats in connection with the Life Business. Purchaser shall, upon Reinsurer’s written request, deliver to Reinsurer such source code and object code (to the extent in Purchaser’s or its Affiliates’ possession) as necessary to effectuate this license; provided that Purchaser shall not be required to provide any such source code or object code (x) not owned by the Transferred Companies as of the Closing Date or (y) to the extent not included in the Transferred Group Benefits Intellectual Property. The license described in this Section 8.29 is granted “as is,” with all faults and without liability of any kind. Except as set forth in the Life Business Transition Services Agreement, neither Purchaser nor its Affiliates shall have any obligation to support or provide error correction or other maintenance services with respect to the Licensed Lincoln IP. Upon Reinsurer’s written request after the Closing, Purchaser shall deliver the Licensed Lincoln IP and any embodiments thereof in the source code format in which such Licensed Lincoln IP and embodiments have been maintained in a reasonable manner agreed in writing by Purchaser and Reinsurer. Following such delivery, neither Purchaser nor its Affiliates shall have any obligation to re-deliver such Licensed Lincoln IP to Reinsurer or its Affiliates except to the extent necessary or useful to receive the Services pursuant to the Life Business Transition Services Agreement. If, prior to the expiration of the Life Business Transition Services Agreement, Purchaser determines in its sole discretion that it no longer requires the rights in or to any of the Licensed Lincoln IP or related hardware or equipment, or if Reinsurer identifies any such hardware and equipment that it believes is used solely in the Life Business and Purchaser so agrees in writing, Purchaser shall if so requested by Reinsurer in writing, assign and transfer all of its rights in such Licensed Lincoln IP and/or related hardware and equipment to Reinsurer, and Reinsurer shall reimburse all of Purchaser’s reasonable, documented, out-of-pocket costs and expenses in connection with such assignment and transfer. As between the parties, the developer of any modification or other derivative work of the Licensed Lincoln IP after Closing shall own all Intellectual Property rights in such modification or derivative work, subject to the applicable party’s or its Affiliate’s rights in the underlying Licensed Lincoln IP.

Section 8.30 Updates to Seriatim File.

(a) Updated Seriatim File. At or prior to the Closing, Sellers shall provide Reinsurer with a disc containing the Updated Seriatim File.

(b) Post-Closing Seriatim File. Purchaser shall use reasonable best efforts to provide, as soon as reasonably practicable following the Closing, Reinsurer and Sellers with a disc containing an updated list of all Reinsured Contracts as of the Closing Date and, to the extent practicable, an update to the Updated Seriatim File (the “Post-Closing Seriatim File”), containing a list of all Reinsured Contracts as of the Effective Time and of the attributes of such policies set forth in Section 5.03(e) of the Sellers Disclosure Schedule. Each of Sellers and Purchaser makes no representation or warranty with respect to the Post-Closing Seriatim File and shall have no liability to any other party with respect to its contents or the accuracy thereof.

ARTICLE IX

EMPLOYEE MATTERS

Section 9.01 Group Benefits Employee Matters.

(a) Offers of Employment. Following the date hereof, Sellers shall provide Purchaser with updated versions of Sections 4.27(c) and 4.27(e) of the Sellers Disclosure Schedule no less frequently than monthly to reflect new hires, terminations or other personnel changes, in each case, as permitted under Section 8.01(a)(xii) occurring between the date hereof and the date of such update, and shall provide a final updated version of each such Section no later than twenty-five (25) Business Days prior to the anticipated Closing Date (collectively, the “Final Group Benefits Employee Census”). No later than fifteen (15) Business Days prior to the Closing Date, Purchaser shall, or shall cause its Affiliates to, extend a Comparable Offer of Employment with Purchaser or one of its Affiliates to each Group Benefits Employee set forth in the Final Group Benefits Employee Census, with each such offer to be contingent on the Group Benefits Employee being continuously employed by Sellers through the Closing Date (or such later date contemplated by Section 9.01(a)(ii)) and commencing active employment with Purchaser or its Affiliates on the Closing Date (or such later date contemplated by Section 9.01(a)(ii)), and with respect to any Inactive Group Benefits Employee or Alien Group Benefits Employee, subject to the additional conditions set forth in Sections 9.01(a)(ii) and Section 9.01(a)(iii) (such conditions, collectively the “Purchaser Employment Conditions”). During the period between the date hereof and the Closing Date, Sellers shall, and shall cause their Affiliates to, reasonably cooperate with Purchaser and reasonably assist Purchaser in its efforts to extend and secure acceptances of Comparable Offers of Employment from the Group Benefits Employees. Purchaser shall provide Sellers forms of the documents that Purchaser uses to make Comparable Offers of Employment prior to the time that such Comparable Offers of Employment are made. In the event Purchaser fails to make a Comparable Offer of Employment to a Group Benefits Employee and the Group Benefits Employee does not become a Transferred Group Benefits Employee, Purchaser and its Affiliates shall reimburse Sellers for any resulting severance pay or benefits under the terms of Sellers’ severance policy as set forth in Section 9.01 of the Sellers Disclosure Schedule (the “Sellers’ Severance Policy”) within thirty (30) days following the receipt by Purchaser of an invoice from Sellers; provided that such Group Benefits Employee’s employment is terminated by Sellers within ninety (90) days following the Closing Date.

(i) The parties intend for the employment of each Group Benefits Employee who accepts a Comparable Offer of Employment by Purchaser in writing prior to the Closing Date (or such later date contemplated by Section 9.01(a)(ii)) and who satisfies the Purchaser Employment Conditions to continue employment uninterrupted on and after the Closing Date (or such later date contemplated by Section 9.01(a)(ii)) with Purchaser or its Affiliates (the date such Group Benefits Employee commences active employment with Purchaser or any of its Affiliates, the “Group Benefits Employee Transfer Date”). Upon the Transfer Date, such Group Benefits Employee will become an employee of Purchaser or its Affiliate and is hereinafter referred to as a “Transferred Group Benefits Employee.” As of the Transfer Date, such Transferred Group Benefits Employee shall terminate employment with Sellers and their Affiliates and cease to actively participate in or accrue benefits under any Group Benefits Plan (other than a Group Benefits Business Plan).

(ii) With respect to any Inactive Group Benefits Employee, Purchaser’s Comparable Offer of Employment shall also be contingent on such Inactive Group Benefits Employee’s return to active status within six (6) months following the Closing Date or such longer period as required by Law; provided that, notwithstanding anything in this Agreement to the contrary, Purchaser shall not be required to make an offer of employment to any Inactive Group Benefits Employee (and shall have no obligation of any nature to hire or employ any such Inactive Group Benefits Employee) who is receiving long-term disability benefits. Sellers or their applicable Affiliate shall continue to employ and shall remain responsible for any Liabilities related to any Inactive Group Benefits Employee (other than Inactive Group Benefits Employees who are receiving long-term disability benefits as of the Closing Date) unless and until such individual returns to active status within six (6) months following the Closing Date or such longer period as required by Law. For each Inactive Group Benefits Employee receiving long-term disability benefits as of the Closing Date who is able to return to active status within six (6) months following the Closing Date, Sellers and Purchaser shall reasonably cooperate, in good faith, to determine whether an available position for such Inactive Group Benefits Employee exists at Purchaser or its Affiliates; provided, however, that Purchaser and its Affiliates shall not be required to make an offer of employment to any such Inactive Group Benefits Employee and Sellers or their applicable Affiliate shall remain responsible for any Liabilities related to or arising out of such Inactive Group Benefits Employee’s employment or termination of employment with Sellers or their applicable Affiliate unless and until such Inactive Group Benefits Employee becomes a Transferred Group Benefits Employee.

(iii) Purchaser shall use commercially reasonable efforts to employ, or cause its Affiliates to employ, those Group Benefits Employees who are foreign nationals working in the United States in non-immigrant status and those Group Benefits Employees for whom there are pending or approved I-140 immigrant petitions as of the Closing Date (collectively, the “Alien Group Benefits Employees”), under terms and conditions such that Purchaser and its Subsidiaries qualify as a “successor employer” under applicable United States immigration Laws, including 8 U.S.C. § 1184(c)(10), effective as of the Closing Date or such later date contemplated by Section 9.01(a)(ii). As of the day after the Closing Date, Purchaser and its Affiliates shall assume all immigration-related interests and obligations under applicable U.S. immigration Laws with respect to such Alien Group Benefits Employees who become Transferred Group Benefits Employees and shall reimburse Sellers for any resulting severance pay or benefits in accordance with Section 9.01(a) for those Alien Group Benefits Employees who do not become Transferred Group Benefits Employees and whose employment is terminated by Sellers within ninety (90) days following the Closing Date.

(b) Post-Closing Benefits. During the period commencing on the Closing Date and ending on the earlier of December 31, 2019 and the date that is eighteen (18) months following the Closing Date (or through such earlier date as such Transferred Group Benefits Employee’s employment with Purchaser or its Affiliate is terminated for any reason) (such period, the

“Group Benefits Continuation Period”), Purchaser shall provide, or shall cause its Affiliates to provide, each Transferred Group Benefits Employee who commences employment with Purchaser or its Affiliate on or following the Closing Date with the following: (i) base salary and base wages, short-term or annual incentive compensation opportunities, long-term incentive compensation opportunities and commission opportunities that, in the aggregate, are no less than the Base Salary and Base Wages, short-term or annual incentive compensation opportunities, long-term incentive compensation opportunities and commission opportunities in effect for such Transferred Group Benefits Employee immediately prior to the Closing Date and (ii) employee benefits that, in the aggregate, are no less favorable than the employee benefits, in the aggregate, provided to similarly situated employees of Purchaser and its Affiliates as in effect from time to time (and excluding any plans in which newly hired employees are not eligible).

(c) 2018 Short-Term Incentives for Periods Prior to the Transfer Date. Without limiting the generality of Section 9.01(b), Purchaser shall provide, or shall cause its Affiliates to provide, each such Transferred Group Benefits Employee who remains employed by Purchaser or its Affiliates on the applicable payment date with (i) a short-term or annual incentive opportunity with respect to the portion of 2018 that follows the Closing that is not less than the full amount of the short-term or annual incentive opportunity provided by Sellers or their Affiliates to such Transferred Group Benefits Employee in respect of 2017, based on such Transferred Group Benefits Employee’s Base Salary or Base Wages as in effect immediately prior to the Closing Date (the “2018 Group Benefits Incentive”) or (ii) a commission opportunity that is not less than the commission opportunity set forth in the Distribution Incentive Arrangement applicable to such Transferred Group Benefits Employee; provided that the Balance Sheet reflects an accrual with respect to such amount (to the extent not yet paid to the Transferred Group Benefits Employees) equal to the product of (A) the aggregate amount of 2018 Group Benefits Incentives and the Distribution Incentive Arrangements for all Transferred Group Benefits Employees (determined under GAAP) and (B) a fraction, the numerator of which is the number of days in 2018 up to and including the Closing Date and the denominator of which is three hundred sixty five (365).

(d) Severance. Without limiting the generality of Section 9.01(b), with respect to each Transferred Group Benefits Employee who incurs a Group Benefits Qualifying Termination during the Group Benefits Continuation Period, subject to the Transferred Group Benefits Employee timely executing and not revoking a waiver and general release agreement in the form customarily used by Purchaser, pursuant to which such Transferred Group Benefits Employee shall also release and waive any and all claims against Sellers and their Affiliates, Purchaser and its Affiliates shall provide such Transferred Group Benefits Employee with (i) cash severance payments that are available under either (A) the Sellers’ Severance Policy or (B) the Purchaser’s severance policy in which similarly situated employees of Purchaser and its Affiliates are eligible to participate as in effect from time to time, with the applicable policy to be that which provides the terminated Transferred Group Benefits Employee the greatest cash severance amount (without regard to the value of other benefits, whether or not denominated in cash), and (ii) severance benefits that are available under the Purchaser’s severance policy in which similarly situated employees of Purchaser and its Affiliates are eligible to participate from time to time; provided that Purchaser and its Affiliates may, in their sole discretion and subject to compliance with the requirements under Section 409A of the Code, pay such severance payments and benefits in a lump sum in lieu of payments over time. If Purchaser or any of its

Affiliates incurs any severance liabilities pursuant to Section 9.01(d)(i) in respect of a Shared Employee who incurs a Group Benefits Qualifying Termination during or upon the conclusion of the Group Benefits Continuation Period, Sellers shall reimburse Purchaser for fifty percent (50%) of the amount payable pursuant to Section 9.01(d)(i) within thirty (30) days following the receipt by Sellers of an invoice from Purchaser.

(e) 401(k) Plan. Without limiting the generality of the foregoing, effective no later than the Closing Date, Purchaser or its Affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from Tax under Section 501(a) of the Code) (collectively, the “Purchaser 401(k) Plan”). Each Transferred Group Benefits Employee participating in a Group Benefits Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Group Benefits 401(k) Plan”) immediately prior to the applicable Transfer Date shall be eligible to participate in the Purchaser 401(k) Plan as soon as administratively practicable on or following the Transfer Date. If elected by a Transferred Group Benefits Employee in accordance with applicable Law, Purchaser shall cause the Purchaser 401(k) Plan to accept a “direct rollover” to such Purchaser 401(k) Plan of the account balances of such Transferred Group Benefits Employee (including up to two (2) promissory notes evidencing outstanding loans) under the Group Benefits 401(k) Plan.

(f) Service Credit. Each Transferred Group Benefits Employee shall be credited, under the employee benefit plans of Purchaser and its Affiliates in which Transferred Group Benefits Employees commence participation after the Transfer Date (the “New Benefit Plans”), with the same amount of service for purposes of eligibility to participate, vesting and level of benefits as was credited by Sellers and their Affiliates as of the Closing Date under similar or comparable Group Benefits Plans (such plans, collectively, the “Old Plans”), except (i) for purposes of benefit accrual under qualified and nonqualified defined benefit plans, (ii) for all purposes under a retiree welfare plan, (iii) under any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population, (iv) to the extent such credit would result in a duplication of benefits, and (v) where prior service is not recognized for similarly situated employees of Purchaser and its Affiliates. In addition, and without limiting the generality of the foregoing, Purchaser or its Affiliate shall use commercially reasonable efforts to: (A) cause, with respect to any New Benefit Plans in which the Transferred Group Benefits Employees commence to participate following the Transfer Date, each Transferred Group Benefits Employee to be immediately eligible to participate in such New Benefit Plans, without any waiting period, to the extent coverage under such New Benefit Plans replaces coverage under an Old Plan and (B) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Group Benefits Employee, cause all pre-existing condition exclusions of such New Benefit Plan to be waived for such Transferred Group Benefits Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any Old Plan. Purchaser or its Affiliate shall cause any eligible expenses incurred by such Transferred Group Benefits Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Group Benefits Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred

Group Benefits Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan. Prior to and after the Closing Date, Sellers shall, or shall cause their Affiliates and plan administrators to, provide all reasonably necessary support and information in a timely manner as may be requested by Purchaser or its Affiliates or the administrators of the New Benefit Plans to implement this Section 9.01(f).

(g) Benefit Plan Liabilities Retained by Sellers. Sellers and their Affiliates (other than the Transferred Companies) shall retain and be solely responsible for all Liabilities under the Benefit Plans, except Purchaser and its Affiliates shall expressly assume the Liabilities under the Group Benefits Business Plan as set forth in Section 9.01(g) of the Sellers Disclosure Schedule.

(h) Welfare Benefit Claims. As of the Transfer Date, each Transferred Group Benefits Employee shall cease participation with respect to periods on and following the Transfer Date in the health and welfare benefit plans of Sellers and their Affiliates and, as of the Transfer Date, such Transferred Group Benefits Employee shall be eligible to commence participation in the New Benefit Plans that provide health and welfare benefits. Sellers shall be responsible for all Liabilities with respect to claims incurred by Transferred Group Benefits Employees (and their beneficiaries and covered dependents) prior to the Transfer Date under Benefit Plans that provide medical, dental, vision and prescription drug coverage, life, accidental death and dismemberment and business travel accident insurance and disability coverage. Purchaser shall be responsible for all Liabilities with respect to claims incurred by Transferred Group Benefits Employees (and their beneficiaries and covered dependents) on and after the Transfer Date under New Benefit Plans that provide medical, dental, vision and prescription drug coverage, life, accidental death and dismemberment and business travel accident insurance and disability coverage. For purposes of this Section 9.01(h), the following claims shall be deemed to be incurred as follows: (i) with respect to short-term disability, long-term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits, and (ii) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies. Sellers and their Affiliates (other than the Transferred Companies) shall be responsible for providing the continuation of group health coverage required by Section 4980B(f) of the Code to any Group Benefits Employee (and his or her qualified beneficiaries) for whom a “qualifying event” within the meaning of Section 4980B(f) of the Code occurs prior to the Transfer Date. Purchaser and its Affiliates shall be responsible for providing the continuation of group health coverage required by Section 4980B(f) of the Code to any Transferred Group Benefits Employee (and his or qualified beneficiaries) for whom a “qualifying event” within the meaning of Section 4980B(f) of the Code occurs on or after the Transfer Date.

(i) Workers’ Compensation. Sellers and their Affiliates (other than the Transferred Companies) shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the Transfer Date by any Transferred Group Benefits Employee. Purchaser and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred on and after the Transfer Date by any Transferred Group Benefits Employee. A claim for workers’ compensation benefits shall be deemed to be incurred on the date the injury giving rise to the claim occurs.

(j) Accrued Paid Time-Off. On or as soon as practicable following the applicable Group Benefits Employee Transfer Date, Sellers shall pay all accrued but unused paid time-off for each Transferred Group Benefits Employee. During the Group Benefits Continuation Period, Purchaser shall, or shall cause its Affiliates to, provide annual leave, vacation and paid time off benefits to Transferred Group Benefits Employees that are at least as favorable as those provided to similarly situated employees of Purchaser and its Affiliates; provided that Transferred Group Benefits Employees shall begin accruing annual leave, vacation and paid time off benefits from Purchaser or its Affiliates on the applicable Group Benefits Employee Transfer Date, and shall be permitted to borrow against their annual vacation entitlements before they are earned for the one-year period following the applicable Group Benefits Employee Transfer Date (it being understood and agreed that such borrowed amounts would be required to be repaid by such Transferred Group Benefits Employee if such Transferred Group Benefits Employee’s employment terminates prior to the applicable annual vacation entitlement having been earned), in each case, in accordance with the terms of the applicable vacation or paid time off policy of Purchaser and its Affiliates.

(k) Employee Communications. On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) provided to Group Benefits Employees by Sellers or their Affiliates, on the one hand, or Purchaser or its Affiliates, on the other hand, with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(l) No Plans Amended; No Employment or Third Party Rights. This Section 9.01 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Section 9.01 or any other provision of this Agreement or any other related Contract, express or implied (i) shall be construed to establish, amend, or modify any Group Benefits Plan or any other benefit plan, program, agreement or arrangement whether of Sellers or Purchaser, (ii) shall alter or limit the ability of Sellers or any of their Subsidiaries, or Purchaser or any of its Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement, or (iii) is intended to or shall confer upon any current or former employee of Sellers or their Subsidiaries or any other Person any right to employment or continued employment or service for any period of time by reason of this Agreement or any other related agreement, or any right to a particular term or condition of employment.

Section 9.02 Life Employee Matters.

(a) Offers of Employment. Following the date hereof, Sellers shall provide Reinsurer with an updated version of Section 5.22(c) of the Sellers Disclosure Schedule no less frequently than monthly to reflect terminations or changes in any other data, in each case, as permitted under Section 8.01(a)(xii) occurring between the date hereof and the date of such update, and shall provide a final updated version of such Section no later than thirty (30) Business Days prior to the Closing Date. For the sixty (60) days immediately following the date hereof, Sellers shall, and shall cause their Affiliates to, provide to Reinsurer and their respective Representatives, upon the request of Reinsurer, access to those Life Employees who are not the Life Offer Employees (the “Other Life Employees”) and such other information as Reinsurer may reasonably request from time to time to identify and evaluate which, if any, Other Life Employees to whom a Comparable Offer of Employment will be made by Reinsurer in its sole discretion. No later than sixty (60) days following the date hereof (such date being the “Notice Date”), Reinsurer shall provide Sellers with a written notice of the Other Life Employees, if any, to whom it will extend an offer of employment (each such Other Life Employee being, a “Selected Other Life Employee”). No later than five (5) Business Days following the Notice Date, Reinsurer shall, or shall cause its Affiliates to, extend a Comparable Offer of Employment with Reinsurer or one of its Affiliates to each Life Offer Employee (other than any Life Offer Employee who is on long-term disability leave as of the Closing Date) and each Selected Other Life Employee, with the offer to be contingent on the Life Offer Employee or Selected Other Life Employee being continuously employed by Sellers through the Closing Date (or such later date as set forth on Section 9.02(a) of the Sellers Disclosure Schedule or as contemplated by Section 9.02(a)(ii)), and commencing active employment with Reinsurer or its Affiliates on the Closing Date (or such later date as set forth on Section 9.02(a) of the Sellers Disclosure Schedule or as contemplated by Section 9.02(a)(ii)), and with respect to any Inactive Life Employee who is a Life Offer Employee or Alien Life Employee, subject to the additional conditions set forth in Section 9.02(a)(ii) and Section 9.02(a)(iii), respectively (such conditions, collectively the “Reinsurer Employment Conditions”). During the period between the date hereof and the Closing Date, Sellers shall, and shall cause their Affiliates to, reasonably cooperate with Reinsurer and reasonably assist Reinsurer in its efforts to extend and secure acceptances of Comparable Offers of Employment from the Life Employees to whom such offers are made. Reinsurer shall provide Sellers forms of the documents that Reinsurer uses to make Comparable Offers of Employment prior to the time that such Comparable Offers of Employment are made.

(i) The date a Life Employee commences employment with Reinsurer or any of its Affiliates will be the “Life Employee Transfer Date”. Upon the Transfer Date, such Life Employee will become an employee of Reinsurer or its Affiliate and is hereinafter referred to as a “Transferred Life Employee.” As of the Transfer Date, such Transferred Life Employee shall terminate employment with Sellers and their Affiliates and cease to actively participate in or accrue benefits under any Life Plan (other than a Life Business Plan).

(ii) With respect to any Inactive Life Employee who is a Life Offer Employee, Reinsurer’s Comparable Offer of Employment shall also be contingent on such Inactive Life Employee’s return to active status within six (6) months following the Closing Date or such longer period as required by Law; provided, however, that, notwithstanding anything in this Agreement to the contrary, Reinsurer shall not be required to make an offer of employment to any Inactive Life Employee (and shall have no obligation of any nature to hire or employ any such Inactive Life Employee) who is receiving long-term disability benefits. Sellers or their applicable Affiliate shall continue to employ and shall remain responsible for any Liabilities related to any Inactive Life Employee (other than Inactive Life Employees who are receiving long-term disability benefits as of the Closing Date) unless and until such individual returns to active status within six (6) months following the Closing Date or such longer period as required by Law. For each Inactive Life Employee receiving long-term disability benefits as of the Closing Date who is able to return to active status within six (6) months following the Closing Date, Sellers and Reinsurer shall reasonably cooperate, in good faith, to determine whether an available position for such Inactive Life Employee exists at Reinsurer or its Affiliates; provided, however, that Reinsurer and its Affiliates shall not be required to make an offer of employment to any such Inactive Life Employee and Sellers or their applicable Affiliate shall remain responsible for any Liabilities related to or arising out of such Inactive Life Employee’s employment or termination of employment with Sellers or their applicable Affiliate unless and until such Inactive Life Employee becomes a Transferred Life Employee.

(iii) Reinsurer shall use commercially reasonable efforts to employ, or cause its Affiliates to employ, those Life Offer Employees who are foreign nationals working in the United States in non-immigrant status and those Life Offer Employees for whom there are pending or approved I-140 immigrant petitions as of the Closing Date (collectively, the “Alien Life Employees”), under terms and conditions such that Reinsurer and its Affiliate qualify as a “successor employer” under applicable United States immigration Laws, including 8 U.S.C. §1184(c)(10), effective as of the Closing Date or such later date contemplated by Section 9.02(a)(ii). As of the day after the Closing Date, or such later date as contemplated by Section 9.02(a)(ii), Reinsurer and its Affiliates shall, to the extent required by applicable law to be a “successor employer” assume all immigration-related interests and obligations under applicable U.S. immigration Laws with respect to such Alien Life Employees who become Transferred Life Employees; provided, however, that nothing in this Section 9.02(a)(iii) shall otherwise affect the Liabilities retained by Sellers with respect to such Alien Life Employees (it being understood and agreed that Sellers shall, subject to the provisions of Section 13.08 and Section 13.09, indemnify and hold Reinsurer and its Affiliates harmless for any Liabilities required to be assumed pursuant to this clause (iii) to the extent that such Liabilities arise out of any act or omission occurring before the applicable Transfer Date.

(b) Post-Closing Benefits. During the period commencing on the Closing Date and ending on the earlier of December 31, 2019 and the date that is eighteen (18) months following the Closing Date (or through such earlier date as such Transferred Life Employee’s employment with Reinsurer or its Affiliate is terminated for any reason) (such period, the “Life Continuation Period”), Reinsurer shall provide, or shall cause its Affiliates to provide, each Transferred Life Employee who commences employment with Reinsurer or its Affiliate on or following the Closing Date with the following: (i) base salary and base wages, short-term or annual incentive compensation opportunities, long-term incentive compensation opportunities and commission opportunities that, in the aggregate, are no less than the Base Salary and Base Wages, short-term or annual incentive compensation opportunities, long-term incentive compensation opportunities and commission opportunities in effect for such Transferred Life Employee immediately prior to the Closing Date and (ii) employee benefits that, in the aggregate, are no less favorable than the employee benefits, in the aggregate, provided to similarly situated employees of Reinsurer and its Affiliates as in effect from time to time (and excluding any plans in which newly hired employees are not eligible).

(c) 2018 Short-Term Incentives for Periods Prior to the Transfer Date. Without limiting the generality of Section 9.02(b), Reinsurer shall provide, or shall cause its Affiliates to provide, each such Transferred Life Employee who remains employed by Reinsurer or its Affiliates on the applicable payment date with short-term or annual incentive or commission compensation (expressed in dollars) with respect to 2018 that is not less than the targeted amount of the short-term or annual incentive or commission compensation offered by Sellers to such Transferred Life Employee in respect of service during 2017 (the “2018 Life Incentive”); provided that the Statement of Net Settlement reflects an accrual (to the extent not yet paid to the Transferred Life Employees) with respect to such amount equal to the product of (A) the aggregate amount of 2018 Life Incentives for all Transferred Life Employees and (B) a fraction, the numerator of which is the number of days in 2018 up to and including the Closing Date and the denominator of which is three hundred sixty-five (365).

(d) Severance. Without limiting the generality of Section 9.02(b), with respect to each Transferred Life Employee who incurs a Life Qualifying Termination during the Life Continuation Period, subject to the Transferred Life Employee timely executing and not revoking a waiver and general release agreement in the form customarily used by Reinsurer pursuant to which such Transferred Life Employee shall also release and waive any and all claims against Sellers and their Affiliates, Reinsurer and its Affiliates shall provide such Transferred Life Employee with the severance payments and benefits that are available under the Sellers’ Severance Policy; provided that Reinsurer and its Affiliate may, in its sole discretion and subject to compliance with the requirements under Section 409A of the Code, pay such severance payments and benefits in a lump sum in lieu of payments over time. In the event that Reinsurer or any of its Affiliates incurs any severance liabilities pursuant to this Section 9.02(d), in respect of a Life Offer Employee who incurs a Life Qualifying Termination during or upon the conclusion of the eighteen (18) month period including and immediately following the Closing Date, Sellers shall reimburse Reinsurer or its applicable Affiliates for all costs incurred pursuant to this Section 9.02(d) within thirty (30) days following the receipt by Sellers of an invoice from Reinsurer.

(e) 401(k) Plan. Without limiting the generality of the foregoing, effective no later than the Transfer Date, Reinsurer or its Affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from Tax under Section 501(a) of the Code) (collectively, the “Reinsurer 401(k) Plan”). Each Transferred Life Employee participating in a Life Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Life 401(k) Plan”) immediately prior to the applicable Transfer Date shall be eligible to participate in the Reinsurer 401(k) Plan as soon as administratively practicable on or following the Transfer Date. If elected by a Transferred Life Employee in accordance with applicable Law, Reinsurer shall cause the Reinsurer 401(k) Plan to accept a “direct rollover” to such Reinsurer 401(k) Plan of the account balances of such Transferred Life Employee (including up to two (2) promissory notes evidencing outstanding loans) under the Life 401(k) Plan.

(f) Service Credit. Each Transferred Life Employee shall be credited, under the employee benefit plans of Reinsurer and its Affiliates in which Transferred Life Employees commence participation after the Transfer Date (the “New Reinsurer Benefit Plans”), with the same amount of service for purposes of eligibility to participate, vesting and level of benefits as was credited by Sellers and their Affiliates as of the Closing Date under similar or comparable Life Plans (such plans, collectively, the “Old Life Plans”), except (i) for purposes of benefit accrual under qualified and nonqualified defined benefit plans, (ii) for all purposes under a retiree welfare plan, (iii) under any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population, (iv) to the extent such credit would result in a duplication of benefits, and (v) where prior service is not recognized for similarly situated employees of Reinsurer and its Affiliates. In addition, and without limiting the generality of the foregoing, Reinsurer or its Affiliate shall use commercially reasonable efforts to (A) cause, with respect to any New Reinsurer Benefit Plans in which the Transferred Life Employees commence to participate following the Transfer Date, each Transferred Life Employee to be immediately eligible to participate in such New Reinsurer Benefit Plans, without any waiting period, to the extent coverage under such New Reinsurer Benefit Plans replaces coverage under an Old Life Plan and (B) for purposes of each New Reinsurer Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Life Employee, cause all pre-existing condition exclusions of such New Reinsurer Benefit Plan to be waived for such Transferred Life Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any Old Life Plan. Reinsurer or its Affiliate shall cause any eligible expenses incurred by such Transferred Life Employee and his or her covered dependents during the portion of the plan year of the Old Life Plan ending on the date such Transferred Life Employee’s participation in the corresponding New Reinsurer Benefit Plan begins to be taken into account under such New Reinsurer Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Life Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Reinsurer Benefit Plan. Prior to and after the Closing Date, Sellers shall, or shall cause their Affiliates and plan administrators to, provide all reasonably necessary support and information in a timely manner as may be requested by Reinsurer or its Affiliates or the administrators of the New Reinsurer Benefit Plans to implement this Section 9.02(f).

(g) Benefit Plan Liabilities Retained by Sellers. Sellers and their Affiliates (other than the Transferred Companies) shall retain and be solely responsible for all Liabilities under the Benefit Plans, except Reinsurer and its Affiliates shall expressly assume the Liabilities under the Life Business Plan as set forth in Section 9.02(g) of the Sellers Disclosure Schedule.

(h) Welfare Benefit Claims. As of the Transfer Date, each Transferred Life Employee shall cease participation with respect to periods on and following the Transfer Date in the health and welfare benefit plans of Sellers and their Affiliates and, as of the Transfer Date, such Transferred Life Employee shall be eligible to commence participation in the New Reinsurer Benefit Plans that provide health and welfare benefits. Sellers shall be responsible for all Liabilities with respect to claims incurred by Life Employees (and their beneficiaries and covered dependents) prior to the Transfer Date under Benefit Plans that provide medical, dental, vision and prescription drug coverage, life, accidental death and dismemberment and business travel accident insurance and disability coverage. Reinsurer shall be responsible for all Liabilities with respect to claims incurred by Transferred Life Employees (and their beneficiaries and covered dependents) on and after the Transfer Date under New Reinsurer Benefit Plans that provide medical, dental, vision and prescription drug coverage, life, accidental death and dismemberment and business travel accident insurance and disability coverage. For purposes of this Section 9.02(h), the following claims shall be deemed to be incurred as follows: (i) with respect to short-term disability, long-term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits, and (ii) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies. Sellers and their Affiliates (other than the Transferred Companies) shall be responsible for providing the continuation of group health coverage required by Section 4980B(f) of the Code to any Life Employee (and his or her qualified beneficiaries) for whom a “qualifying event” within the meaning of Section 4980B(f) of the Code occurs prior to the Transfer Date. Reinsurer and its Affiliates shall be responsible for providing the continuation of group health coverage required by Section 4980B(f) of the Code to any Transferred Life Employee (and his or qualified beneficiaries) for whom a “qualifying event” within the meaning of Section 4980B(f) of the Code occurs on or after the Transfer Date.

(i) Workers’ Compensation. Sellers and their Affiliates (other than the Transferred Companies) shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the Transfer Date by any Transferred Life Employee. Reinsurer and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred on and after the Transfer Date by any Transferred Life Employee. A claim for workers’ compensation benefits shall be deemed to be incurred on the date the injury giving rise to the claim occurs.

(j) Accrued Paid Time-Off. On or as soon as practicable following the applicable Life Employee Transfer Date, Sellers shall pay all accrued but unused paid time-off for each Transferred Life Employee. During the Life Continuation Period, Reinsurer shall, or shall cause its Affiliates to, provide annual leave, vacation and paid time off benefits to Transferred Life Employees that are at least as favorable as those provided to similarly situated employees of Reinsurer and its Affiliates; provided, that Transferred Life Employees shall begin accruing annual leave, vacation and paid time off benefits from Reinsurer or its Affiliates on the applicable Life Employee Transfer Date, and shall be permitted borrow against their annual vacation entitlements before they are earned for the one-year period following the applicable Life Employee Transfer Date (it being understood and agreed that such borrowed amounts would be required to be repaid by such Transferred Life Employee if such Transferred Life Employee’s employment terminates prior to the applicable annual vacation entitlement having been earned), in each case, in accordance with the terms of the applicable vacation or paid time off policy of Reinsurer and its Affiliate.

(k) Employee Communications. On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) provided to Life Employees by Sellers or their Affiliates, on the one hand, or Reinsurer or its Affiliates, on the other hand, with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(l) No Plans Amended; No Employment or Third Party Rights. This Section 9.02 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Section 9.02 or any other provision of this Agreement or any other related Contract, express or implied, (i) shall be construed to establish, amend, or modify any Life Plan or any other benefit plan, program, agreement or arrangement whether of Sellers or Reinsurer, (ii) shall alter or limit the ability of Sellers or any of their Subsidiaries, or Reinsurer or any of its Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement, or (iii) is intended to or shall confer upon any current or former employee of Sellers or their Subsidiaries or any other Person any right to employment or continued employment or service for any period of time by reason of this Agreement or any other related agreement, or any right to a particular term or condition of employment.

Section 9.03 WARN Act. No later than three (3) Business Days prior to the Closing Date, Sellers shall provide Purchaser and Reinsurer with a correct and complete list of the name and site of employment of any employee of Sellers or their Affiliates located at any facility where any Business Employee is located who, within the ninety (90) day period prior to and including the Closing Date, has experienced or will experience an “employment loss” (within the meaning of the WARN Act). Further, (a) in the event that any Transferred Group Benefits Employee or Transferred Life Employee experiences an “employment loss” (within the meaning of the WARN Act) during the thirty (30) day period immediately following the Closing Date, Purchaser or Reinsurer, as applicable, shall notify the other and also Sellers within three (3) Business Days of such employment loss, together with the name and site of employment of each such employee who has experienced an employment loss, and (b) in the event that any employee of Sellers or their Affiliates located at any facility where any Business Employee was located immediately prior to Closing experiences an “employment loss” (within the meaning of the WARN Act) during the thirty (30) day period immediately following the Closing Date, Sellers shall notify Purchaser and Reinsurer within three (3) Business Days of such employment loss, together with the name and site of employment of each such employee who has experienced an employment loss.

Section 9.04 Sellers Equity Awards. As of the Closing, each outstanding Sellers Equity Award (whether vested or unvested) held by a Business Employee (other than the Life Employees listed on Section 9.02(a) of the Sellers Disclosure Schedule) shall be cancelled (the “Cancelled Awards”). Sellers shall pay each holder of a Cancelled Award a cash payment equal to (a) in respect of each Cancelled Award that is a LMGI RU that was vested as of immediately prior to the Closing (including vested awards based on retirement eligibility), the product of (i) the fair market value as of the Closing Date of each Executive Partnership Unit of LMGI and (ii) the total number of Executive Partnership Units of LMGI subject to the LMGI RU and (b) in respect of each Cancelled Award that is a LMGI AU that was vested as of immediately prior to the Closing (including vested awards based on retirement eligibility) (the “Vested Cancelled AU Award”), the product of (i) the total number of Executive Partnership Units of LMGI subject to the Vested Cancelled AU Award and (ii) the excess, if any, of the fair market value as of the Closing Date of each Executive Partnership Unit of LMGI over the grant price per Executive Partnership Unit of LMGI subject to such Vested Cancelled AU Award. Sellers shall make such payments to each applicable Business Employee in accordance with the terms of the LMGI Executive Partnership Deferred Compensation Plan and the LMGI Executive Partnership Plan.

Section 9.05 Purchaser Parent Equity Awards. With respect to any Transferred Group Benefits Employee who held Cancelled Awards, as soon as reasonably practicable following the Closing Date and subject to the accrual as a Liability in the Balance Sheet of an amount equal to the aggregate target grant date value of all Vested Cancelled AU Award (as set forth in Section 4.27(e) of the Sellers Disclosure Schedule) less the aggregate amount paid by Sellers in respect of such Vested Cancelled AU Awards pursuant to Section 9.04, Purchaser Parent shall (a) in the case of each such Cancelled Award that is a LMGI RU that was not vested as of immediately prior to the Closing, grant to the applicable Transferred Group Benefits Employee a restricted stock unit award in respect of Purchaser Parent’s common stock (each, a “Purchaser RSU Award”) having an aggregate grant date fair market value that preserves the fair market value of such Cancelled Award as of the Closing Date (as determined by Purchaser Parent in its sole discretion) and (b) in the case of each such Cancelled Award that is a LMGI AU (whether or not vested as of immediately prior to the Closing), grant to the applicable Transferred Group Benefits Employee (i) an option to purchase Purchaser Parent’s common stock (each, a “Purchaser Option”), (ii) a Purchaser RSU Award, or (iii) a combination of Purchaser Options and Purchaser RSU Awards having an aggregate Black-Scholes value (in the case of Purchaser Options) and fair market value (in the case of Purchaser RSU Awards) equal to the target grant date value of such Cancelled Award (as set forth in Section 4.27(e) of the Sellers Disclosure Schedule) (less, in the case of Cancelled Awards that are Vested Cancelled AU Awards, the amount paid by Sellers in respect of such Vested Cancelled AU Award pursuant to Section 9.04), in each case, on terms and subject to conditions consistent with Purchaser Parent’s stock incentive plan and awards, taking into account the vesting schedule of the forfeited Sellers Equity Awards; provided that (A) the Purchaser Options and the Purchaser RSU Awards granted pursuant to this Section 9.05 shall vest in full upon the applicable Transferred Group Benefits Employee’s retirement and (B) any such Purchaser Option held by a Transferred Group Benefits Employee who retires shall remain exercisable until the earlier of the fifth (5th) anniversary of the date of retirement and the original expiration date of such Purchaser Option.

Section 9.06 Reinsurer Cancelled Awards. With respect to the Transferred Life Employee (other than the Life Employees listed on Section 9.02(a) of the Sellers Disclosure Schedule) who held a Cancelled Award as of immediately prior to the Closing in respect of Sellers Equity Awards granted prior to 2018 (the “Life Equity Employee”), as soon as reasonably practicable following the Closing Date, Reinsurer shall grant to the Life Equity Employee a cash incentive award in an amount equal to $25,000 (the “Reinsurer Cash Award”); provided that Life Equity Employee shall vest in full and be paid the Reinsurer Cash Award no later than December 31, 2018, subject to the Life Equity Employee’s continued employment and subject to Section 409A of the Code; provided, further, that upon a Life Qualifying Termination of the Life Equity Employee, the Reinsurer Cash Award shall vest and become payable no later than sixty (60) days following such Life Qualifying Termination, subject to Section 409A of the Code. In addition, Reinsurer shall provide, or shall cause its Affiliates to provide, each such Life Equity Employee with an aggregate total compensation opportunity (consisting of base salary, short-term incentive opportunity and long-term incentive opportunity) with respect to 2018, when taken together with any compensation paid or payable to such Life Equity Employee by Seller and its Affiliates in respect of service during 2018, that is no less than the aggregate total compensation opportunity offered by Sellers to such Life Equity Employee as in effect immediately prior to the Closing.

Section 9.07 Life Offer Employee Retention Awards. Prior to the Closing, Sellers and Reinsurer shall jointly implement a retention program in respect of Life Offer Employees and, following Closing, Reinsurer may enter into additional retention arrangement in respect of a Life Offer Employee who became a Transferred Life Employee, in each case, as set forth in Section 9.07 of the Sellers Disclosure Schedule (collectively, the “Life Retention Program”). Sellers shall reimburse Reinsurer or its applicable Affiliates for payments pursuant to the Life Retention Program within thirty (30) days following the receipt by Sellers of an invoice from Reinsurer; provided, that Sellers shall reimburse Reinsurer for such payments up to an aggregate amount of sixteen million dollars ($16,000,000) and if the aggregate payments exceed sixteen million dollars ($16,000,000), then Sellers shall reimburse Reinsurer fifty percent (50%) of such aggregate payments that exceed sixteen million dollars ($16,000,000).

ARTICLE X

TAX MATTERS

Section 10.01 Tax Indemnification by Sellers.

(a) From and after the Closing, Sellers, on a several and not joint basis, shall defend, indemnify and hold harmless the Purchaser Indemnified Parties from any and all (i) Taxes imposed on or assessed against any of the Transferred Companies (A) for any Pre-Balance Sheet Date Tax Period, (B) solely as a result of the Section 338(h)(10) Elections, or (C) arising from any action or transaction by any of the Sellers or the Transferred Companies (or any of their respective Affiliates) outside the ordinary course of business after the Balance Sheet Date and at or prior to the Closing (including any such action or transaction contemplated by the terms of this Agreement, the COLI Administrative Services Agreement, the COLI Reinsurance Agreement, the COLI Trust Agreement, the Fronting and Inforce Reinsurance Agreement, or the Puerto Rico (and Other) Reinsurance Agreement); (ii) Pre-Balance Sheet Date Group Taxes; (iii) Taxes of LMGI, Sellers, or any of their respective Affiliates (other than any Transferred Company); (iv) Taxes (including Taxes imposed pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law)) imposed on any Transferred Company as a result of such Transferred Companies being a member of any consolidated, combined, affiliated, or unitary group of which such Transferred Company was a member on or prior to the Closing Date; (v) Taxes arising out of or resulting from any action or transaction contemplated by or pursuant to Section 8.14; (vi) Taxes or Losses arising out of or resulting from any breach of any representation or warranty (without giving effect to any materiality or similar qualifications therein) contained in Section 4.19; (vii) Taxes arising out of or resulting from any breach of any representation or warranty (without giving effect to any materiality or similar qualifications therein) contained in Section 4.20; (viii) Taxes arising out of or resulting from any breach of any covenant or agreement of Sellers contained in this Agreement; (ix) Transfer Taxes for which Sellers are responsible pursuant to Section 10.11; (x) Taxes imposed on or assessed against any Transferred Company by operation of Law, as a transferee or successor, in each case, that relate to an action or transaction entered into or occurring in a Pre-Balance Sheet Date Tax Period, an action or transaction entered into or occurring outside the ordinary course of business in an Interim Tax Period, or pursuant to any contract entered into prior to the Closing Date (other than pursuant to agreements entered into in the ordinary course of business the principal purpose of which does not relate to the sharing or allocation of Taxes); (xi) Taxes that are Excluded Group Liabilities; (xii) amounts for which Sellers are responsible pursuant to Section 10.15(b); and (xiii) costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (i) to (xii); provided, however, that Sellers shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Indemnified Parties from and against any Losses resulting from (v) Taxes imposed with respect to the Transferred Life Investment Assets attributable to the transactions occurring pursuant to the Reinsurance Agreement; (w) Taxes described in clauses (iii) or (iv) of this Section 10.01(a) that are imposed with respect to the Acquired Group Benefits Assets, the Assumed Group Benefit Liabilities, the Group Benefits Business or the Transferred Companies for an Interim Tax Period, other than any such Taxes arising from any action or transaction by any of the Sellers or the Transferred Companies (or any of their respective Affiliates) outside the ordinary course of business after the Balance Sheet Date and at or prior to the Closing (including any such action or transaction contemplated by the terms of this Agreement, the COLI Administrative Services Agreement, the COLI Reinsurance Agreement, the COLI Trust Agreement, the Fronting and Inforce Reinsurance Agreement, or the Puerto Rico (and Other) Reinsurance Agreement); (x) Taxes for which Purchaser is responsible pursuant to Section 10.11; (y) Taxes arising from any action or transaction by Purchaser or the Transferred Companies (or any of their respective Affiliates) outside the ordinary course of business on the Closing Date after the Closing (other than any such action or transaction contemplated by the terms of this Agreement or any Ancillary Agreement); or (z) Taxes taken into account as a liability on the Final Balance Sheet. Notwithstanding anything to the contrary in this Agreement, Sellers shall only be liable to indemnify the Purchaser Indemnified Parties against Taxes arising out of or resulting from any breach of any representation or warranty (without giving effect to any materiality or similar qualifications therein) contained in Section 4.20 (other than Sections 4.20(c), (e), (g), (j), (k), and (l)) with respect to Taxes in respect of a Pre-Closing Tax Period.

(b) From and after the Closing, Sellers shall, on a several and not joint basis, defend, indemnify and hold harmless the Reinsurer Indemnified Parties from any and all (i) Pre-Balance Sheet Date Life Taxes; (ii) Taxes or Losses arising out of or resulting from any breach of any representation or warranty (without giving effect to any materiality or similar qualifications therein) contained in Section 5.16; and (iii) costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (i) through (iii); provided, however, that Sellers shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Reinsurer Indemnified Parties from and against any Losses resulting from any Taxes taken into account on the Final Settlement Report.

Section 10.02 Tax Indemnification by Purchaser and Reinsurer.

(a) From and after the Closing, Purchaser shall defend, indemnify and hold harmless the Sellers Indemnified Parties from any and all Taxes actually incurred by any Sellers Indemnified Party, to the extent resulting from any (i) (A) Taxes imposed on or assessed against any of the Transferred Companies for any Post-Balance Sheet Date Tax Period; (B) Taxes (other than Taxes imposed on any of the Transferred Companies) imposed with respect to the Acquired Group Benefits Assets, the Assumed Group Benefits Liabilities or the Group Benefits Business

for any Post-Balance Sheet Date Tax Period; in the case of clauses (A) and (B), other than (x) any such Taxes for which Sellers are responsible pursuant to Section 10.01(a) and (y) any Taxes imposed with respect to the Transferred Life Investment Assets; (ii) Taxes arising from any action or transaction by Purchaser or the Transferred Companies (or any of their respective Affiliates) outside of the ordinary course of business on the Closing Date after the Closing (other than any such action or transaction contemplated by the terms of this Agreement or any Ancillary Agreement); (iii) Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (iv) Transfer Taxes for which Purchaser is responsible pursuant to Section 10.11; and (v) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (i) to (iv).

(b) From and after the Closing, Reinsurer shall defend, indemnify and hold harmless the Sellers Indemnified Parties from any and all Taxes actually incurred by any Sellers Indemnified Party to the extent resulting from any (i) Taxes arising out of or resulting from any breach of any covenant or agreement of Reinsurer contained in this Agreement; (ii) net Taxes imposed with respect to the Transferred Life Investment Assets for the Interim Tax Period, other than Taxes attributable to the transactions contemplated by this Agreement, the Reinsurance Agreement and the New York Reinsurance Agreement; and (iii) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clause (i) or (ii).

Section 10.03 Straddle Periods. For purposes of this Agreement, in the case of any Balance Sheet Date Straddle Period, (a) Property Taxes allocable to the Pre-Balance Sheet Date Tax Period shall be equal to the amount of such Property Taxes for the entire Balance Sheet Date Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Balance Sheet Date Straddle Period that are in the Pre-Balance Sheet Date Tax Period and the denominator of which is the number of calendar days in the entire Balance Sheet Date Straddle Period, (b) Taxes (other than Property Taxes and premium Taxes) allocable to the Pre-Balance Sheet Date Tax Period shall be computed as if such taxable period ended as of the end of the day on the Balance Sheet Date and (c) Taxes imposed on the basis of gross premiums allocable to the Pre-Balance Sheet Date Tax Period shall be deemed equal to the amount of Taxes that would be payable based upon the amount of premium written as of the Balance Sheet Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Balance Sheet Date and the period beginning after the Balance Sheet Date in proportion to the number of days in each period.

Section 10.04 Tax Returns.

(a) Sellers shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes Sellers or any of their Affiliates (other than the Transferred Companies), on the one hand, and any of the Transferred Companies or their respective Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Companies for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”); provided that Sellers shall prepare or cause to be prepared any Pre-Closing Separate Tax Returns in a manner consistent with past practices of the applicable Transferred Companies, except as otherwise required by a change in applicable Law. Sellers shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Sellers shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date (A) with respect to income Taxes, at least fifteen (15) days prior to the due date for filing such Tax Returns (taking into account any extensions), and (B) with respect to non-income Taxes, as promptly as reasonably practicable prior to the due date for filing such Tax Returns (taking into account any extensions), and, in each case, Purchaser shall timely file or cause to be timely filed such Tax Returns. Purchaser (x) shall not amend or revoke any Combined Tax Return and (y) shall not amend or revoke any Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned, or delayed). At Sellers’ request, Purchaser shall file, or cause to be filed, any amended Pre-Closing Separate Tax Returns. Purchaser shall promptly provide (or cause to be provided) to Sellers any information reasonably requested by Sellers to facilitate the preparation and filing of any Tax Returns described in this Section 10.04(a) and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Sellers, which information and timeline shall be consistent with the past practice of the Transferred Companies.

(b) Notwithstanding anything to the contrary in Section 10.04(a), to the extent any Combined Tax Return or Pre-Closing Separate Tax Return includes any Tax items for which Purchaser is responsible pursuant to Section 10.02(a) (an “Interim Tax Return”), Sellers shall deliver, or cause to be delivered, to Purchaser for its review and comment (x) in the case of any Interim Tax Return that is a Pre-Closing Separate Return, a copy of such Interim Tax Return and (y) in the case of any Interim Tax Return that is a Combined Tax Return, a pro forma statement setting forth in sufficient detail any information relevant for determining the amount of Taxes shown as due on such Combined Return for which Purchaser is responsible pursuant to Section 10.02(a), (i) with respect to income Taxes, at least thirty (30) days prior to the due date for filing such Tax Return (taking into account any extensions), and (ii) with respect to non-income Taxes, as promptly as reasonably practicable prior to the due date for filing such Tax Return (taking into account any extensions), in each case, accompanied by a statement calculating in reasonable detail Purchaser’s indemnification obligation with respect thereto, if any, pursuant to Section 10.02(a) (“Interim Taxes”). If Purchaser does not agree with any item on such Interim Tax Return (or pro forma statement, in the case of an Interim Tax Return that is a Combined Return) that impacts the calculation of Interim Taxes or with Sellers’ calculation of Interim Taxes, Purchaser shall notify Sellers of such disagreement (A) in the case of a disagreement with respect to income Taxes, within ten (10) days of Purchaser’s receipt of a copy of the Interim Tax Return (or pro forma statement, as applicable) and Sellers’ calculation and (B) in the case of a disagreement with respect to non-income Taxes, as promptly as reasonably practicable after Purchaser’s receipt of a copy of the Interim Tax Return (or portion thereof, as applicable) and Sellers’ calculation, and in any event prior to the due date for filing such Tax Return. If a notice of objection shall be so delivered, Sellers and Purchaser shall negotiate in good faith and use their commercially reasonable efforts to resolve the dispute. If Sellers and Purchaser are unable to resolve any dispute within (I) in the case of a dispute with respect to income Taxes, ten (10) days, and (II) in the case of a dispute with respect to non-income Taxes, five (5) days (or such shorter period as may then exist prior to the due date of the Interim Tax Return), in each case after receipt by Sellers of such notice of objection, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final, binding and conclusive on Sellers, Purchaser, the Transferred Companies and their respective Affiliates. The Independent Accountant shall resolve any disputed items as promptly as reasonably practicable after having the item referred to it, and in all events at least two (2) days (or such shorter period as may then exist) prior to the due date of such Interim Tax Return (taking into account any extensions), pursuant to such procedures as it may require. Sellers shall file the Interim Tax Return in accordance with the determination by the Independent Accountant. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Sellers. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Law), Sellers shall not amend or revoke any such Interim Tax Returns (or with respect to any Interim Tax Return that is a Combined Tax Return, any portion of such Interim Tax Return relating to Tax items for which Purchaser is responsible pursuant to Section 10.02(a)) (or any notification or election relating thereto) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), and Sellers shall file, or cause to be filed, at Purchaser’s request, any amended Interim Tax Returns (other than any such Interim Tax Returns that are Combined Tax Returns); provided, however, that if either of Sellers or Purchaser desires to amend or revoke any Interim Tax Return, the process of amending or revoking such Interim Tax Return shall be subject to review, comment and dispute resolution procedures as described in this Section 10.04(b). Notwithstanding anything to the contrary in this Agreement, (C) none of Purchaser or any of its Affiliates shall be entitled to receive a copy of any Combined Tax Return (or any portion thereof) and (D) none of Purchaser or any of its Affiliates shall be entitled to dispute any item on an Interim Tax Return (or pro forma statements, as applicable) delivered by Sellers pursuant to this Section 10.04(b) that does not impact the calculation of any Tax item for any Interim Tax Period for which Purchaser is responsible pursuant to Section 10.02(a).

(c) Except for any Tax Return required to be prepared by Sellers pursuant to Section 10.04(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Companies. In the case of any such Tax Return for a Closing Date Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Transferred Companies, except as otherwise required by a change in applicable Law. Purchaser shall deliver to Sellers for their review and comment a copy of each such Straddle Period Separate Tax Return (i) with respect to income Taxes, at least thirty (30) days prior to the due date for filing such Tax Return (taking into account any extensions) and (ii) with respect to non-income Taxes, as promptly as reasonably practicable prior to the due date for filing such Tax Return (taking into account any extensions), in each case, accompanied by a statement calculating in reasonable detail Sellers’ indemnification obligation with respect thereto, if any, pursuant to Section 10.01(a). If Sellers do not agree with any item on such Straddle Period Separate Tax Return or with Purchaser’s calculation of Sellers’ indemnification obligation, Sellers shall notify Purchaser of such disagreement (i) in the case of a disagreement with respect to income Taxes, within ten (10) days of Sellers’ receipt a copy of the Straddle Period Separate Tax Return and Purchaser’s calculation and (ii) in the case of a disagreement with respect to non-income Taxes, as promptly as reasonably practicable after Sellers’ receipt of a copy of the Straddle Period Separate Tax Return and Purchaser’s calculation, and in any event prior to the due date for filing such Straddle Period Separate Tax Return. If a notice of objection shall be so delivered, Sellers and Purchaser shall negotiate in good faith and use their commercially reasonable efforts to resolve the dispute. If Sellers and Purchaser are unable to resolve any dispute within (i) in the case of a dispute with respect to income Taxes, ten (10) days, and (ii) in the case of a dispute with respect to non-income Taxes, five (5) days (or such shorter period as may then exist prior to the due date of the Straddle Period Separate Tax Return), in each case after receipt by Purchaser of such notice of objection, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final, binding and conclusive on Sellers, Purchaser, the Transferred Companies and their respective Affiliates. The Independent Accountant shall resolve any disputed items as promptly as reasonably practicable after having the item referred to it, and in all events at least two (2) days (or such shorter period as may then exist) prior to the due date of such Straddle Period Separate Tax Return (taking into account any extensions), pursuant to such procedures as it may require. Purchaser shall file the Straddle Period Separate Tax Return in accordance with the determination by the Independent Accountant. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Sellers. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Law), Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), and Purchaser shall file, or cause to be filed, at Sellers’ request, any amended Straddle Period Separate Tax Returns; provided, however, that if either of Sellers or Purchaser desires to amend or revoke any Straddle Period Separate Tax Return, the process of amending or revoking such Straddle Period Separate Tax Return shall be subject to review, comment and dispute resolution procedures as described in this Section 10.04(c).

Section 10.05 Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a) Sellers shall be entitled to any refund, credit or offset actually received or realized by (i) Purchaser or any of its Affiliates (including the Transferred Companies following the Closing) of or for any Taxes for which Sellers are responsible under Section 10.01(a)or (ii) Reinsurer or any of its Affiliates of or for any Taxes for which Sellers are responsible under Section 10.01(b), in either case, including any such amount arising by reason of an amended Tax Return filed after the Closing Date or any audit adjustment (or adjustment in any other Tax Proceeding) occurring after the Closing Date, but excluding any such amount taken into account as an asset on the Final Balance Sheet. In connection with the foregoing, if Sellers reasonably determine that the Transferred Companies are entitled to file or make a formal or informal claim for a refund of Taxes (including by filing an amended Tax Return) with respect to a Pre-Balance Sheet Date Tax Period, Sellers shall be entitled to file or make, or to request that Purchaser cause the Transferred Companies to file or make, such formal or informal claim for refund, and Sellers shall be entitled to control of the prosecution of such claim for refund. Purchaser shall reasonably cooperate, and cause the Transferred Companies to reasonably cooperate, with respect to such claim for refund (including, if applicable, with respect to the filing or making of such claim for refund), and shall pay, or cause the Transferred Companies to pay, to Sellers the amount (including any interest paid thereon by the applicable Taxing Authority and net of any costs or expenses (including Taxes) incurred by Purchaser or any of its Affiliates with respect to such refund or claim for refund) of any related refund, credit, or offset thereof. In the event that any such refund, credit, or offset (or portion thereof) in respect of which Sellers have received a payment from Purchaser or Reinsurer or any of their respective Affiliates pursuant to this Section 10.05(a) is subsequently disallowed, Sellers shall pay Purchaser or Reinsurer, as applicable, the amount of such disallowed refund, credit, or offset, together with any interest, penalties, or additional amounts imposed by the relevant Taxing Authority in respect of such refund, credit, or offset (or portion thereof). Any refund, credit, or offset received or realized with respect to Taxes attributable to the Transferred Companies for a Balance Sheet Date Straddle Period shall be equitably apportioned among Purchaser and Sellers in a manner consistent with the principles set forth in Section 10.03. Purchaser or Reinsurer, as applicable, shall pay, or cause its Affiliates to pay, to Sellers the amount of any such refund, credit, or offset to which Sellers are entitled pursuant to this Section 10.05(a) (including any interest paid thereon and net of any costs or expenses (including Taxes) incurred by Purchaser or Reinsurer, as applicable, or any of their respective Affiliates with respect to such refund, credit, offset or claim for refund, credit, or offset) within ten (10) days after the actual receipt thereof or the application of such Tax refund, credit, or offset against amounts otherwise payable. Purchaser and Reinsurer, respectively, shall be entitled to any refund, credit or offset actually received or realized by Sellers or any of their respective Affiliates of or for any Taxes for which Purchaser or Reinsurer, as applicable, is responsible under Section 10.02, including any such amount arising by reason of an amended Tax Return filed on or prior to the Closing Date or any audit adjustment (or adjustment in any other Tax Proceeding) occurring on or prior to the Closing Date, but excluding any such amount received in respect of a Tax taken into account as a liability on the Final Balance Sheet.

(b) Purchaser shall cause the Transferred Companies to carry forward, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period beginning after the Closing Date. If a Subsequent Loss is not permitted by applicable Law to be carried forward into any taxable period beginning after the Closing Date, Sellers shall cooperate with Purchaser and the relevant Transferred Companies in seeking from the appropriate Taxing Authority such Tax refund or other credit as reasonably would result from a carry back of such Subsequent Loss into any taxable period ending on or before the Closing Date, to the extent that such refund or other credit is directly attributable to such Subsequent Loss, and the amount of such refund or other credit shall be paid to Purchaser within ten (10) days after the actual receipt thereof or the application of such Tax refund or other credit against amounts otherwise payable.

Section 10.06 Tax Contests.

(a) If any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article X, except to the extent that the other party is materially prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) Subject to Section 10.15 and Section 13.10, in the case of a Tax Proceeding of or with respect to any of the Transferred Companies for any Pre-Closing Tax Period (other than a Tax Proceeding described in Section 10.06(d)), Sellers shall have the exclusive right to control such Tax Proceeding; provided, however, that (i) to the extent such Tax Proceeding relates to Tax items for any Interim Tax Period for which Purchaser is responsible under Section 10.02(a), (A) Sellers shall consult with Purchaser before taking any significant action (including submitting written materials) in connection with such Tax Proceeding, (B) Sellers shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (C) Purchaser shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority and (D) Sellers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) Sellers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment could reasonably be expected to have a material adverse impact on Purchaser or any of its Subsidiaries for any Post-Balance Sheet Date Tax Period. Sellers may elect in writing not to control any Tax Proceeding that Sellers otherwise have the right to control pursuant to the preceding sentence. If Sellers make such election with respect to a Tax Proceeding, Purchaser shall have the right to control the conduct and resolution of such Tax Proceeding; provided, however, that (A) the reasonable costs and expenses, including reasonable legal and accounting fees, incurred by Purchaser in controlling such Tax Proceeding shall be borne by Sellers and (B) Purchaser shall defend such Tax Proceeding in good faith and shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment could reasonably be expected to have a material adverse impact on Sellers or any of their Affiliates.

(c) Subject to Section 10.15 and Section 13.10, the case of a Tax Proceeding of or with respect to any of the Transferred Companies for any Closing Date Straddle Period (other than a Tax Proceeding described in Section 10.06(d)), Purchaser shall control the Tax Proceeding; provided that (A) Purchaser shall consult with Sellers before taking any significant action (including submitting written materials) in connection with such Tax Proceeding, (B) Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (C) Sellers shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority and (D) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything to the contrary in this Agreement, Sellers shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (A) any Tax Return of Sellers or any of their Subsidiaries (other than the Transferred Companies); and (B) any Tax Return of a consolidated, combined or unitary group that includes Sellers or any of their Subsidiaries (including any Combined Tax Return); provided, however, that Sellers shall promptly notify Purchaser to the extent any such Tax Proceeding involves any issues that could reasonably be expected to have a material adverse impact on the Purchaser Indemnified Parties and will (i) discuss Sellers’ approach with respect to contesting such issues with Purchaser and (ii) act in good faith with respect to such issues.

(e) Notwithstanding anything to the contrary in this Section 10.06, neither Purchaser nor Sellers shall settle, compromise or abandon any Tax Proceeding that Purchaser or Sellers, as applicable, control pursuant to this Section 10.06 if such settlement, compromise or abandonment could be reasonably expected to materially increase the Taxes of Reinsurer without the consent of Reinsurer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that this Section 10.06(e) shall not apply with respect to any such Tax Proceeding with respect to any Combined Tax Return or any income Tax Return of Purchaser, Sellers or any of their respective Affiliates.

Section 10.07 Cooperation and Exchange of Information.

(a) Not more than sixty (60) days after the receipt of a request from Sellers, Purchaser shall, and shall cause its Affiliates to, provide to Sellers a package of Tax information materials, including schedules and work papers, reasonably requested by Sellers to enable Sellers to prepare and file all Tax Returns required to be prepared and filed by them with respect to the Transferred Companies or Barco (provided, that with respect to any Tax Return required to be prepared and filed by Sellers with respect to Barco for a Post-Closing Tax Period, Purchaser’s obligations under this Section 10.07(a) shall be limited to Tax information materials with respect to annuity Policies written by the Company for which Barco is the Policy-owner). Purchaser shall prepare such package in good faith and shall use commercially reasonable efforts to prepare such package in a manner consistent with Sellers’ past practice in all material respects.

(b) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other parties to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article X or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Each party to this Agreement shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (A) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (B) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. For the avoidance of doubt, the covenants and agreements in this Section 10.07(b) shall apply to the provision of cooperation, documentation and information with respect to, and to the retention of Tax Returns and other records and documents relating to Tax matters with respect to, Barco;

provided, however, that with respect to any Post-Closing Tax Period of Barco, the obligations set forth in this Section 10.07(b) shall be limited to the provision of cooperation, documentation and information with respect to, and the retention of Tax Returns and other records and documents relating to Tax matters with respect to, annuity Policies written by the Company for which Barco is the Policy-owner.

Section 10.08 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Companies pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Companies, on the one hand, and Sellers or any of their Subsidiaries (other than the Transferred Companies), on the other hand, are parties, shall terminate, and neither Sellers nor any of their Affiliates nor any of the Transferred Companies shall have any rights or obligations thereunder after the Closing in respect of such agreements or arrangements.

Section 10.09 Tax Treatment of Payments. The parties agree that any payments between the parties pursuant to Article II and any indemnification payments made by Sellers, Purchaser or Reinsurer, as applicable, under this Article X or Article XIII shall be treated as an adjustment to the Purchase Price or the Ceding Commission, as applicable, for Tax purposes to the maximum extent permitted by applicable Law.

Section 10.10 Additional Actions. Except as otherwise expressly permitted by this Article X or Section 13.10, neither Purchaser nor Reinsurer shall, or shall cause or permit any other Person to (a) file any ruling request with any Taxing Authority that relates to any Tax or Tax Return of or with respect to a Transferred Company for a Pre-Closing Tax Period; (b) extend or waive the applicable statute of limitations with respect to any Tax or Tax Return of or with respect to a Transferred Company for a Pre-Closing Tax Period; or (c) provide any disclosure to, or engage in any discussions with, any Taxing Authority solely regarding any Tax or Tax Return of or with respect to a Transferred Company for a Pre-Closing Tax Period; in each case without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 10.11 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Sellers, on the one hand, and Purchaser, on the other hand, shall each be responsible for fifty percent (50%) of any Transfer Tax imposed on or payable in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, other than the transactions contemplated by Section 8.14. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and shall timely pay all Transfer Taxes shown as due thereon (subject to such preparing party’s rights to indemnification from the non-preparing party for the non-preparing party’s portion of such Transfer Taxes) and shall promptly provide a copy of such Tax Return to the other party. Sellers and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 10.12 Timing of Payments. Any indemnity payment required to be made pursuant to this Article X shall be made within ten (10) days after the Indemnified Party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

Section 10.13 Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article X and the provisions of Article XIII (other than Section 13.01, the hanging paragraph of Section 13.02, the hanging paragraph of Section 13.03, and Section 13.08(g), (i), (j) and (k), and, with respect to breaches of the representations and warranties set forth in Section 4.19 and Section 5.16, Section 13.10) shall not apply.

Section 10.14 Purchase Price Allocation and Section 338(h)(10) Elections.

(a) Sellers and Purchaser shall, and shall cause their relevant Affiliates to, jointly make and file a timely and irrevocable election under Section 338(h)(10) of the Code (and any corresponding elections under any applicable state and local Tax Law) with respect to the acquisition of the Company Shares and the capital stock of the Company Subsidiary pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”).

(b) Sellers shall prepare an allocation of the Purchase Price (as finally determined pursuant to Article II, and together with other relevant amounts, including Liabilities deemed assumed for U.S. federal income Tax purposes) (the “Total Consideration”), which shall be allocated (i) among the Company Shares, the Acquired Group Benefits Assets and the Acquired Life Assets in a manner consistent with (A) Section 1060 of the Code and the Treasury Regulations promulgated thereunder and (B) the Final Section 338(h)(10) Calculation, and (ii) pursuant to the Section 338(h)(10) Elections, the assets of the Transferred Companies as required pursuant to and in a manner consistent with Sections 1060 and 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder and in a manner consistent with the Final Section 338(h)(10) Calculation (collectively, the “Allocation”). Sellers shall deliver such Allocation to Purchaser within sixty (60) days after the Purchase Price is finally determined pursuant to Section 2.11 (or, to the extent the Remaining Disputed Items are relevant to the Allocation, as promptly as reasonably practicable following the determination of the Final Section 338(h)(10) Calculation). Concurrently therewith, Sellers shall deliver to Purchaser supporting documentation setting forth the basis for the Allocation, including work papers and any outside valuation reports with respect to the Allocation. Purchaser shall have the right to review such Allocation and, to the extent Purchaser disagrees with the Allocation, Purchaser shall notify Sellers in writing of any objections within thirty (30) days after receipt of such Allocation. Purchaser and Sellers shall use their reasonable best efforts to reach agreement on the disputed items or amounts. The Allocation, as prepared by Sellers if no timely Purchaser objection has been given or as adjusted pursuant to any agreement between the parties or a decision by the Independent Accountant in accordance with the following sentence (the “Final Allocation”) shall be final and binding on all parties and any of their Affiliates. If Sellers and Purchaser are unable to reach an agreement regarding the Allocation within twenty (20) days after the receipt by Sellers of Purchaser’s timely objection, then Sellers and Purchaser shall submit all such disputed items for resolution to the Independent Accountant, whose decision shall be final and binding upon all parties and any of their Affiliates and whose fees and expenses shall be borne equally by the parties. Post-Closing adjustments pursuant to Article II and other post-Closing adjustments, if any, to the Total Consideration shall be allocated among the assets to which the adjustments relate.

(c) As soon as reasonably practicable after the Closing, Purchaser and Sellers shall reasonably cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Elections, including IRS Forms 8023 and 8883 and any similar forms under applicable state and local Tax Laws (collectively, the “Section 338(h)(10) Forms”) and any other Tax Returns required to be filed in connection with the allocations set forth in the Final Allocation, including IRS Form 8594 and any similar forms under applicable state and local Tax Laws (collectively, the “Section 1060 Forms”), in each case in a manner consistent with the Final Allocation, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). Purchaser and Sellers shall, or shall cause their relevant Affiliates to, timely file the Section 338(h)(10) Forms with the applicable Taxing Authorities.

(d) Purchaser and Sellers shall, and shall cause their respective Affiliates to, cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve the Section 338(h)(10) Elections in accordance with the provisions of Treasury Regulations Section 1.338(h)(10)-1 (or any comparable provisions of state or local Tax Law) or any successor provisions. Sellers and Purchaser agree that neither of them shall, or shall permit any of their Affiliates to, revoke the Section 338(h)(10) Elections following the filing of the Section 338(h)(10) Forms without the prior written consent of the other party.

(e) Sellers and Purchaser shall and shall cause their Affiliates to (i) timely file all Tax Returns in a manner consistent with the Section 338(h)(10) Elections, the Section 338(h)(10) Forms, the Section 1060 Forms and the Final Allocation, if any, and (ii) take no position contrary thereto on any applicable Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). In the event that the Section 338(h)(10) Elections, the Section 338(h)(10) Forms, the Section 1060 Forms or the Final Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party of the dispute.

(f) Each of Purchaser and Sellers shall deliver to the other party at the Closing one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Elections, which Sellers shall file, or cause to be filed, with the IRS not later than thirty (30) days following the Closing Date.

(g) The parties agree to treat the reinsurance transactions as occurring at the beginning of the day following the Closing Date in accordance with Treasury Regulations Section 1.338-1(d) for all Tax purposes.

Section 10.15 DAC Tax Election.

(a) Notwithstanding anything to the contrary herein, Sellers and Purchaser (i) shall, and shall cause their Affiliates to, take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve the election contemplated by Section 1.848-2(g)(8) of the Treasury Regulations to determine specified policy acquisition expenses with respect to the deemed assumption reinsurance transactions treated as occurring pursuant to the Section 338(h)(10) Elections without regard to the general deductions limitation of Section 848(c)(1) of the Code (the “DAC Tax Election”), which DAC Tax Election shall be effective for the taxable year of each party that includes the Closing Date and for all subsequent taxable years during which this Agreement remains in effect and (ii) shall not take, or permit any of their Affiliates to take, any action to revoke the DAC Tax Election. The terms used in this Section 10.15(a) are defined by reference to Section 1.848-2 of the Treasury Regulations and Section 848 of the Code, each as in effect as of the date of this Agreement. Each of Sellers and Purchaser agrees to, or to cause its applicable Affiliates to, (A) attach to its or such Affiliate’s, as applicable, U.S. federal income tax return filed for the first taxable year ending after the DAC Tax Election becomes effective (and each year thereafter) a schedule that identifies the transactions treated as occurring pursuant to the Section 338(h)(10) as the subject of the DAC Tax Election, (B) file its or such Affiliate’s, as applicable, respective U.S. federal income tax returns in a manner consistent with the provisions of Treasury Regulations Section 1.848-2 and (C) in the case of the party with the net positive consideration with respect to the transactions treated as occurring pursuant to the Section 338(h)(10) Elections for each taxable year, capitalize specified policy acquisition expenses with respect to the transactions treated as occurring pursuant to the Section 338(h)(10) Elections without regard to the general deductions limitation of Section 848(c)(1) of the Code. To ensure consistency of reporting between the applicable parties or as otherwise required by the Internal Revenue Service, Sellers and Purchaser agree to, and to cause their respective Affiliates to, exchange information pertaining to the amount of net consideration deemed to be paid pursuant to the transactions treated as occurring pursuant to the Section 338(h)(10) Elections.

(b) Subject to Section 10.06(d), Purchaser shall control any Tax Proceeding with respect to the DAC Tax Election, provided, that (A) Purchaser shall consult with Sellers before taking any significant action (including submitting written materials) in connection with such Tax Proceeding, (B) Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (C) Sellers shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the IRS and (D) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that such Tax Proceeding results in the disallowance of the DAC Tax Election, Sellers shall indemnify Purchaser for the decrease (if any) that would have resulted to the Final Section 338(h)(10) Elections Adjustment Amount in light of such disallowance.

Section 10.16 Miscellaneous Covenants. For the avoidance of doubt, the parties agree that (i) prior to the deemed liquidation of the Transferred Companies resulting from the Section 338(h)(10) Elections, the Transferred Companies shall retain any deferred items of income or loss it may have as a result of Section 13517 of the Tax Cuts and Jobs Act (HR 1) (or any successor provision of applicable law) and (ii) the Tax resulting from such items as a result of the transactions contemplated by this Agreement will be addressed pursuant to Section 2.14.

ARTICLE XI

CONDITIONS TO CLOSING

Section 11.01 Conditions to the Obligations of Sellers and the Counterparties. The obligations of the parties to effect the Closing are subject to the satisfaction (or waiver by each party) as of the Closing of the following conditions:

(a) No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or issued a final and non-appealable Order that is in effect on the Closing Date and that prevents or prohibits the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Required Regulatory Approvals. All Required Regulatory Approvals shall have been obtained or made, without the imposition of a Burdensome Condition with respect to Purchaser (if Purchaser is the party asserting the failure of this condition), and shall be in full force and effect.

Section 11.02 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) as of the Closing of the following conditions:

(a) Sellers Representations and Warranties. (i) The Sellers Fundamental Representations shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), (ii) the representations and warranties set forth in Section 4.08(b) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date and (iii) the representations and warranties set forth in Article III and Article IV (other than Sellers Fundamental Representations and the representations and warranties set forth in Section 4.08(b)) shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect” or any other materiality qualifiers or references in any such representations and warranties) in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), except where the failure of such representations and warranties in this clause (iii) to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Sellers.

(b) Sellers Covenants. The covenants and agreements of Sellers and LMGI to Purchaser set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Sellers.

(c) Reinsurer Representations and Warranties. The representations and warranties of Reinsurer contained in Section 7.01 shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date). Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Reinsurer.

(d) Reinsurance Agreement. Counterparts to the Reinsurance Agreement shall have been duly executed and delivered by Reinsurer on or prior to the Closing Date.

(e) Ancillary Agreements. Counterparts to each Ancillary Agreement to which Purchaser is a party (other than the Life Business Transition Services Agreement) shall have been duly executed and delivered by the other parties thereto on or prior to the Closing Date.

(f) Restructuring Transactions. The Restructuring Transactions shall have been consummated.

(g) Recapture Event. Assuming for the purposes of this Section 11.02(g) that the Reinsurance Agreement is in full force and effect at all applicable times prior to the Closing, since the date of this Agreement, there shall not have been a Recapture Event (as defined in the Reinsurance Agreement, but disregarding clauses (a) and (b) of such definition) under the Reinsurance Agreement that is continuing as of the Closing Date.

(h) Reinsurer. Reinsurer shall consummate the transactions contemplated by this Agreement, including the entry into the Reinsurance Agreement, pursuant to Section 2.07 at the Closing.

Section 11.03 Conditions to the Obligations of Reinsurer. The obligation of Reinsurer to effect the Closing is subject to the satisfaction (or waiver by Reinsurer) as of the Closing of the following conditions:

(a) Sellers Representations and Warranties. (i) The Sellers Fundamental Representations shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), (ii) the representations and warranties set forth in Section 5.07(b) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date and (iii) the representations and warranties set forth in Article III and Article V (other than Sellers Fundamental Representations and the representations and warranties set forth in Section 5.07(b)) shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Material Adverse Effect” or any other materiality qualifiers or references in any such representations and warranties) in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), except where the failure of such representations and warranties in this clause (iii) to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Reinsurer shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Sellers.

(b) Sellers Covenants. The covenants and agreements of Sellers and LMGI to Reinsurer set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. Reinsurer shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Sellers.

(c) Purchaser Representations and Warranties. The representations and warranties of Purchaser contained in Section 6.01 shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date). Reinsurer shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(d) Reinsurance Agreement. Counterparts to the Reinsurance Agreement shall have been duly executed and delivered by the Company on or prior to the Closing Date.

(e) Ancillary Agreements. Counterparts to each Ancillary Agreement to which Reinsurer is a party (other than the Life Business Transition Services Agreement and the Distribution Agreement) shall have been duly executed and delivered by the other parties thereto on or prior to the Closing Date.

(f) Restructuring Transactions. The Restructuring Transactions shall have been consummated.

Section 11.04 Conditions to the Obligations of Sellers. The obligations of Sellers to effect the Closing are subject to the satisfaction (or waiver by Sellers) as of the Closing of the following conditions:

(a) Purchaser Representations and Warranties. (i) The Purchaser Fundamental Representations shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), (ii) the representations and warranties set forth in Article VI (other than Purchaser Fundamental Representations) shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to “material,” “materiality” or any other materiality qualifiers or references in any such representations and warranties) in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date), except where the failure of such representations and warranties in this clause (ii) to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impair or materially delay the ability of Purchaser or any Affiliate of Purchaser party to an Ancillary Agreement to perform its or their respective obligations under this Agreement and the other Transaction Agreements, including consummation of the transactions contemplated hereby and thereby. Sellers shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(b) Purchaser Covenants. The covenants and agreements of Purchaser to Sellers set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. Sellers shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(c) Reinsurer Representations and Warranties. The representations and warranties of Reinsurer contained in Section 7.01 shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent these are made as of another date, in which case these shall be true and correct with the same force and effect as though made on and as of such other date). Sellers shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Reinsurer.

(d) Ancillary Agreements. Counterparts to each Ancillary Agreement to which a Seller is a party (other than the Distribution Agreement) shall have been duly executed and delivered by the other parties thereto on or prior to the Closing Date.

(e) Rating of Purchaser and Company. (i) With respect to the rating issued by each of Standard & Poor’s Corporation with respect to Purchaser’s claims-paying ability and A.M. Best Company, Inc. with respect to Purchaser’s financial strength, Purchaser’s ratings shall not have been downgraded below “A” or “A,” respectively, or withdrawn by either of such rating agencies and (ii) Purchaser shall have completed a ratings evaluation services review with (x) Standard & Poor’s Corporation and (y) A.M. Best Corporation with respect to the post-Closing ratings of the Company, and each of Standard & Poor’s Corporation and A.M. Best Corporation shall have affirmed that no downgrade of the Company’s financial strength rating below “A” or “A,” respectively, shall result, or is reasonably likely to result, from the consummation of the transactions contemplated by this Agreement; provided that this Section 11.04(e) shall not apply in the event the five (5) Business Day period described in Section 12.01(g) shall have expired without Sellers exercising their right to terminate this Agreement in accordance with Section 12.01(g).

(f) Restructuring Transactions. The Restructuring Transactions shall have been consummated; provided that this Section 11.04(f) shall not apply in the event Sellers have not complied in full with their obligations set forth in Section 8.14.

ARTICLE XII

TERMINATION

Section 12.01 Termination of Agreement. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing:

(a) by mutual written consent of the parties;

(b) by Sellers if (i) Sellers are not in material breach of any of their covenants or agreements hereunder and (ii) Purchaser or Reinsurer is in material breach of any of its covenants or agreements or any of its representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 11.04(a), Section 11.04(b), or Section 11.04(c), and such breach or failure to be true either (A) is not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (I) thirty (30) days after the giving of written notice thereof by Sellers to Purchaser or Reinsurer, as applicable, and (II) two (2) Business Days prior to the Outside Date (as such Outside Date may be extended pursuant to Section 12.01(e));

(c) by Purchaser, if (i) Purchaser is not in material breach of any of its covenants or agreements hereunder and (ii) Sellers are, or, as applicable, Reinsurer is, in material breach of any of their or its covenants or agreements or any of their or its representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 11.02(a), Section 11.02(b) or Section 11.02(c), and such breach or failure to be true is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (I) thirty (30) days after the giving of written notice by Purchaser to Sellers or Reinsurer, as applicable, and (II) two (2) Business Days prior to the Outside Date (as such Outside Date may be extended pursuant to Section 12.01(e));

(d) by Reinsurer, if (i) Reinsurer is not in material breach of any of its covenants or agreements hereunder and (ii) Sellers are, or, as applicable, Purchaser is, in material breach of any of their or its covenants or agreements or any of their or its representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 11.03(a), Section 11.03(b), or Section 11.03(c), and such breach or failure to be true is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (I) thirty (30) days after the giving of written notice by Reinsurer to Sellers or Purchaser, as applicable, and (II) two (2) Business Days prior to the Outside Date (as such Outside Date may be extended pursuant to Section 12.01(e));

(e) by Sellers, Purchaser or Reinsurer, if the Closing has not occurred on or before August 18, 2018 (the “Outside Date”); provided, however, that, if on the date that would have been the Outside Date the conditions set forth in Section 11.01(b) are the only conditions in Article XI (other than those conditions that by their terms are to be satisfied at the Closing) that shall not have been satisfied or waived on or before such date, the Outside Date shall automatically be extended to November 18, 2018 without any action by any of the parties; provided, further, that the right to terminate this Agreement under this Section 12.01(e) shall not be available to either Sellers, Purchaser or Reinsurer if the failure of such occurrence was primarily due to the failure, of the terminating party to materially perform any of its obligations under this Agreement;

(f) by Sellers, Purchaser or Reinsurer if a Governmental Authority of competent jurisdiction issues a final and non-appealable Order that prohibits the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided that the party seeking to terminate this Agreement pursuant to this Section 12.01(f) shall have complied with its obligations pursuant to Section 8.03 and used its reasonable best efforts to remove such Order to the extent required thereby; provided, further, that the right to terminate this Agreement under this Section 12.01(f) shall not be available to any of Sellers, Purchaser or Reinsurer if the issuance of such final and non-appealable Order was primarily due to the failure, of the terminating party to materially perform any of its obligations under this Agreement; and

(g) by Sellers, if Standard & Poor’s Rating Service or A.M. Best Rating Service has reduced its rating of Purchaser or the Company (other than as a result of a reduction in rating of the Company that is caused by any action or inaction of Sellers or their Affiliates) such as would cause any condition set forth in Section 11.04(e) to fail to be satisfied, and such reduction has not been reversed within twenty (20) Business Days such that the conditions in Section 11.04(e) would then be satisfied; provided, however, that Sellers shall have exercised the foregoing right to terminate within five (5) Business Days following the conclusion of the cure period.

Section 12.02 Procedure on Termination. In the event of termination and abandonment by Sellers, Purchaser or Reinsurer pursuant to Section 12.01, written notice thereof shall forthwith be given to the other parties, and this Agreement shall terminate, without further action by Sellers, Purchaser or Reinsurer.

Section 12.03 Effect of Termination. If this Agreement is terminated in accordance with Section 12.01, this Agreement shall thereafter become void and have no effect, and no party shall have any Liability to the other parties, their respective Affiliates or any of their respective Representatives in connection with this Agreement, except that (a) the obligations of the parties contained in Section 8.12(d) (subject to Section 8.12(e)), this Section 12.03 and each of Article I and Article XIV shall survive, (b) the Confidentiality Agreements shall survive the termination of this Agreement, and (c) termination will not relieve any party from Liability for (x) any willful and material breach of this Agreement prior to such termination or (y) fraud or intentional misconduct.

ARTICLE XIII

SURVIVAL; INDEMNIFICATION

Section 13.01 Survival. All representations and warranties made by Sellers, Purchaser and Reinsurer, respectively, in Article III, Article IV, Article V, Article VI and Article VII and all claims and causes of action with respect thereto shall terminate on the date that is eighteen (18) months from the Closing Date, except that (a) the Sellers Fundamental Representations shall survive until the expiration of the applicable statute of limitations, (b) the Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations, (c) the Reinsurer Fundamental Representations shall survive until the expiration of the applicable statute of limitations, (d) the representations and warranties contained in Section 4.20 shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations (giving effect to valid extensions), and (e) the representations and warranties contained in Section 4.19 and Section 5.16 shall survive for a period of five (5) years from the Closing Date (subject to Section 13.10). All of the covenants and agreements made by Sellers, Purchaser and Reinsurer in this Agreement (i) which, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all claims and causes of action with respect thereto, shall survive for a period of twelve (12) months following the Closing; (ii) which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all claims and causes of action with respect thereto, shall survive for six (6) months beyond the period provided in such covenants and agreements, if any, or until performed in accordance with their respective terms; and (iii) set forth in Article X shall survive the Closing Date until the expiration of the applicable statutory periods of limitations. Subject to Section 13.10, if a Claim Notice meeting the requirements of Section 13.09(a) with respect to indemnification under this Article XIII shall have been given pursuant to Section 14.01 within the applicable survival or indemnification period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim shall survive with respect to such Claim Notice solely for purposes of its resolution in accordance with the terms hereof.

Section 13.02 Sellers’ Indemnification of Purchaser. From and after the Closing, and subject to the limitations set forth in this Article XIII, Sellers, on a several and not joint basis, shall defend, indemnify and hold harmless Purchaser, its Affiliates and their respective Representatives, successors and assigns (“Purchaser Indemnified Parties”) from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy by such Seller of a Sellers Fundamental Representation;

(b) any breach or inaccuracy of any representation or warranty made by such Seller contained in Article III or Article IV (other than a Sellers Fundamental Representation, any representation or warranty made by Sellers in Section 4.19 or Section 4.20, which are governed by Article X and Section 13.10, or any representation or warranty made by Sellers in Section 4.07 with respect to Actions or arbitrations that are initiated or threatened in writing on or after the date hereof and prior to the Closing Date);

(c) any breach of or failure to perform any covenant or agreement of such Seller to Purchaser contained in this Agreement;

(d) any Excluded Group Liabilities; or

(e) any breach or inaccuracy of any representation or warranty made by such Seller contained in Section 4.07 with respect to Actions or arbitrations that are initiated or threatened in writing on or after the date hereof and prior to the Closing Date.

No claim for indemnification may be brought pursuant to this Section 13.02 by any party for any Losses comprising death benefits or similar policy benefits or reserves with respect to Discovered Contracts (claims with respect to such Losses shall be resolved pursuant to Section 8.23). No claim for indemnification in respect of Section 4.04, Section 4.06, or, to the extent relating to Section 5.03 or Section 5.05, Section 4.32, may be brought pursuant to this Section 13.02 by any party until the Post-Closing Balance Sheet has been finally determined pursuant to Article II. No party shall be entitled to recover any Losses for a claim made pursuant to this Section 13.02 or Section 10.01(a) to the extent that the underlying facts supporting such claim were affirmatively raised by a Purchaser Indemnified Party in connection with a claim resolved in accordance with the final determination of the Final Statements pursuant to Article II and such claim is not supported by any material new facts or circumstances. No claim for indemnification may be brought by a Purchaser Indemnified Party pursuant to Section 13.02(b) in respect of a breach or inaccuracy of any representation deemed set forth in Section 4.32 to the extent that the basis for such claim for indemnification is the subject of a claim for indemnification that is arising out of substantially the same facts and circumstances and that has already been initiated pursuant to Section 13.03(b) (I) by a Reinsurer Indemnified Party to the extent that Sellers provide timely written notice thereof to such Purchaser Indemnified Party and such Purchaser Indemnified Party had the opportunity to participate in such Action or arbitration and was afforded the opportunity to be named as a party or (II) by a Purchaser Indemnified Party (in its capacity as a Reinsurer Indemnified Party).

Section 13.03 Sellers’ Indemnification of Reinsurer. From and after the Closing, and subject to the limitations set forth in this Article XIII, Sellers shall, on a several and not joint basis, defend, indemnify and hold harmless Reinsurer, its Affiliates and their respective Representatives, successors and assigns (“Reinsurer Indemnified Parties”) from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy by such Seller of a Sellers Fundamental Representation (other than any Sellers Fundamental Representation set forth in Section 4.01);

(b) any breach or inaccuracy of any representation or warranty made by such Seller contained in Article III or Article V (other than a Sellers Fundamental Representation or any representation or warranty made by such Seller in Section 5.16, which is governed by Article X and Section 13.10, or any representation or warranty made by Sellers in Section 5.06 with respect to Actions or arbitrations that are initiated or threatened in writing on or after the date hereof and prior to the Closing Date);

(c) any breach of or failure to perform any covenant or agreement of a Seller to Reinsurer contained in this Agreement;

(d) any Excluded Life Liabilities; or

(e) any breach or inaccuracy of any representation or warranty made by such Seller contained in Section 5.06 with respect to Actions or arbitrations that are initiated or threatened in writing on or after the date hereof and prior to the Closing Date.

No claim for indemnification may be brought pursuant to this Section 13.03 by any party for any Losses comprising death benefits or similar policy benefits or reserves with respect to Discovered Contracts (claims with respect to such Losses shall be resolved pursuant to Section 8.23). No claim for indemnification may be brought in respect of Section 5.03 or Section 5.05 pursuant to this Section 13.03 by any party until the Post-Closing Settlement Report has been finally determined pursuant to Article II. No party shall be entitled to recover any Losses for a claim made pursuant to this Section 13.03 or Section 10.01(b) to the extent that the underlying facts supporting such claim were affirmatively raised by a Reinsurer Indemnified Party in connection with a claim resolved in accordance with the final determination of the Final Statements pursuant to Article II and such claim is not supported by any material new facts or circumstances. In addition, upon (x) the failure of the conditions set forth in Sections 11.02(g) and 11.02(h) (and Purchaser’s waiver of the same) and Reinsurer’s failure to consummate the transactions contemplated by this Agreement (including Reinsurer’s failure to enter into the Reinsurance Agreement at the Closing pursuant to Section 2.07), or (y) the occurrence of a Recapture Event (as defined in the Reinsurance Agreement) under the Reinsurance Agreement and the subsequent exercise by Purchaser of its right of recapture thereunder, Purchaser and its Affiliates and their respective Representatives, successors and assigns shall be deemed to be Reinsurer Indemnified Parties herein and shall be entitled to the rights, benefits and remedies set forth in this Article XIII with respect to Reinsurer Indemnified Parties, subject to the limitations on such rights, benefits and remedies set forth in this Article XIII (other than with respect to any Reinsured Contract novated to Reinsurer pursuant to the Reinsurance Agreement). Notwithstanding the foregoing, (I) in no event shall Purchaser or its Affiliates, or their respective Representatives, be entitled to recover more than once (as Purchaser Indemnified Parties and as Reinsurer Indemnified Parties, or otherwise) in respect of the same Loss and (II) no claim for indemnification may be brought by a Purchaser Indemnified Party (in its capacity as a Reinsurer Indemnified Party) pursuant to Section 13.03(b) or Section 10.01(b)(ii) to the extent that the basis for such claim for indemnification is the subject of a related claim for indemnification that is arising out of substantially the same facts and circumstances and that has already been initiated pursuant Section 13.02(b) or Section 10.01(b)(ii) in respect of a breach or inaccuracy of any corresponding Article V representation deemed set forth in Section 4.32 so long as the Purchaser Indemnified Party (in its capacity as a Reinsurer Indemnified Party) received notice from Seller of such claim, had the opportunity to participate in such Action or arbitration and was afforded the opportunity to be named as a party in such capacity. For the avoidance of doubt, upon Reinsurer’s failure to consummate the transactions contemplated by this Agreement (including Reinsurer’s failure to enter into the Reinsurance Agreement at the Closing pursuant to Section 2.07), no claim for indemnification may be brought by Reinsurer pursuant to this Section 13.03 or Section 10.01(b).

Section 13.04 Purchaser’s Indemnification of Sellers. From and after the Closing, and subject to the limitations set forth in this Article XIII, Purchaser shall defend, indemnify and hold harmless Sellers, their Affiliates and their respective Representatives, successors and assigns (“Sellers Indemnified Parties”) from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy of any Purchaser Fundamental Representation;

(b) any breach or inaccuracy of any representation or warranty made by Purchaser contained in Article VI (other than a Purchaser Fundamental Representation);

(c) any breach of or failure to perform any covenant or agreement of Purchaser to Sellers contained in this Agreement; or

(d) any Assumed Group Benefits Liabilities.

Section 13.05 Reinsurer’s Indemnification of Sellers. From and after the Closing, and subject to the limitations set forth in this Article XIII, Reinsurer shall defend, indemnify and hold harmless the Sellers Indemnified Parties from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy of any Reinsurer Fundamental Representation;

(b) any breach or inaccuracy of any representation or warranty made by Reinsurer contained in Article VII (other than a Reinsurer Fundamental Representation);

(c) any breach of or failure to perform any covenant or agreement of Reinsurer to Sellers contained in this Agreement; or

(d) any Assumed Life Liabilities.

Section 13.06 Purchaser’s Indemnification of Reinsurer. From and after the Closing, and subject to the limitations set forth in this Article XIII, Purchaser shall defend, indemnify and hold harmless the Reinsurer Indemnified Parties from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy of any Purchaser Fundamental Representation;

(b) any breach or inaccuracy of any representation or warranty made by Purchaser contained in Article VI; or

(c) any breach of or failure to perform any covenant or agreement of Purchaser to Reinsurer contained in this Agreement.

Section 13.07 Reinsurer’s Indemnification of Purchaser. From and after the Closing, and subject to the limitations set forth in this Article XIII, Reinsurer shall defend, indemnify and hold harmless the Purchaser Indemnified Parties from any and all Losses to the extent arising out of or resulting from:

(a) any breach or inaccuracy of any Reinsurer Fundamental Representation;

(b) any breach or inaccuracy of any representation or warranty made by Reinsurer contained in Article VII (other than a Reinsurer Fundamental Representation); or

(c) any breach of or failure to perform any covenant or agreement of Reinsurer to Purchaser contained in this Agreement.

Section 13.08 Limitations on Indemnification.

(a) Sellers shall not be liable to any Purchaser Indemnified Party for indemnification under Section 13.02(b) or Section 13.02(e), or for Group Specified Damages, (i) for (A) in the case of Section 13.02(b) or Group Specified Damages, any individual or series of related indemnifiable Losses which do not exceed one hundred thousand dollars ($100,000) (the “Deminimis Amount”) (which Losses shall not be counted towards the Group Deductible) or (B) in the case of Section 13.02(e), any individual or series of related indemnifiable Losses which do not exceed three hundred thousand dollars ($300,000) (“Specified Deminimis Amount”) (which Losses shall not be counted towards the Group Deductible or the Specified Deductible) and (ii) until the aggregate amount of Lincoln Deductible-Limited Losses equals an amount that exceeds sixteen million five hundred thousand dollars ($16,500,000) (the “Group Deductible”), in which event, Sellers, on a several and not joint basis, shall only be required to pay or be liable for Lincoln Deductible Limited Losses that are collectively in excess of the Group Deductible. As used herein, “Lincoln Deductible-Limited Losses” means (I) the aggregate amount of indemnifiable Losses pursuant to Section 13.02(b) and Group Specified Damages plus (II) if the aggregate amount of indemnifiable Losses pursuant to Section 13.02(e) exceeds three million dollars ($3,000,000) (the “Specified Deductible”), the aggregate amount of indemnifiable Losses pursuant to Section 13.02(e) (inclusive of the Specified Deductible). The aggregate amount of all Losses for which Sellers, on a several and not joint basis, shall be liable pursuant to Section 13.02(b) and Section 13.02(e) shall not exceed one hundred sixty-five million dollars ($165,000,000) (the “Group Cap”). The aggregate amount of all Losses for which Sellers, on a several and not joint basis, shall be liable pursuant to Section 13.02 (other than Section 13.02(d)) and Section 10.01(a)(vi) and for Group Specified Damages shall not exceed an amount equal to the Purchase Price less the Aggregate Ceding Commission. For the avoidance of doubt, any indemnification under Section 13.02(b) in respect of the representations and warranties contained in Section 4.32 shall be subject to the limitations set forth in this Section 13.08(a).

(b) Sellers shall not be liable to any Reinsurer Indemnified Party for indemnification under Section 13.03(b) or Section 13.03(e), or for Life Specified Damages, (i) for (A) in the case of Section 13.03(b) or Life Specified Damages, any individual or series of related indemnifiable Losses which do not exceed the Deminimis Amount (which Losses shall not be counted towards the Life Deductible) or (B) in the case of Section 13.03(e), any individual or series of related indemnifiable Losses which do not exceed the Specified Deminimis Amount (which Losses shall not be counted towards the Life Deductible or the Specified Deductible) and (ii) until the aggregate amount of Protective Deductible-Limited Losses equals an amount that exceeds five million dollars ($5,000,000) (the “Life Deductible”), in which event, Sellers, on a several and not joint basis, shall only be required to pay or be liable for Protective Deductible-Limited Losses that are collectively in excess of the Life Deductible. As used herein, “Protective Deductible-Limited Losses” means (I) the aggregate amount of indemnifiable Losses pursuant to Section 13.03(b) and Life Specified Damages plus (II) if the aggregate amount of indemnifiable Losses pursuant to Section 13.03(e) exceeds the Specified Deductible, the aggregate amount of indemnifiable Losses pursuant to Section 13.03(e) (inclusive of the Specified Deductible) plus (III) the aggregate amount of Specified Damages (as defined in the Reinsurer Transition Services

Agreement) under Section 9.3 of the Reinsurer Transition Services Agreement. The aggregate amount of all Losses for which Sellers, on a several and not joint basis, shall be liable pursuant to Section 13.03(b) and Section 13.03(e) shall not exceed fifty-five million dollars ($55,000,000) (the “Life Cap”). The aggregate amount of all Losses for which Sellers, on a several and not joint basis, shall be liable pursuant to Section 13.03 (other than Section 13.03(d)) and Section 10.01(b)(ii) and for Life Specified Damages shall not exceed the Aggregate Ceding Commission.

(c) Purchaser shall not be liable to any Sellers Indemnified Party for indemnification under Section 13.04(b), (i) for any individual or series of related indemnifiable Losses which do not exceed the Deminimis Amount (which Losses shall not be counted towards the Group Deductible) and (ii) until the aggregate amount of indemnifiable Losses pursuant to Section 13.04(b) exceeds the Group Deductible, in which event Purchaser shall only be required to pay or be liable for Losses pursuant to Section 13.04(b) in excess of the Group Deductible. The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 13.04(b) shall not exceed the Group Cap. The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 13.04 (other than Section 13.04(d)) shall not exceed an amount equal to the Purchase Price less the Aggregate Ceding Commission.

(d) Reinsurer shall not be liable to any Sellers Indemnified Party for indemnification under Section 13.05(b) (i) for any individual or series of related indemnifiable Losses which do not exceed the Deminimis Amount and (ii) until the aggregate amount of indemnifiable Losses pursuant to Section 13.05(b) exceeds the Life Deductible, in which event Reinsurer shall only be required to pay or be liable for Losses pursuant to Section 13.05(b) in excess of the Life Deductible. The aggregate amount of all Losses for which Reinsurer shall be liable pursuant to Section 13.05(b) shall not exceed the Life Cap. The aggregate amount of all Losses for which Reinsurer shall be liable pursuant to Section 13.05 (other than Section 13.05(d)) shall not exceed the Aggregate Ceding Commission.

(e) Purchaser shall not be liable to any Reinsurer Indemnified Party for indemnification under Section 13.06(b) (i) for any individual or series of related indemnifiable Losses which do not exceed fifty thousand dollars ($50,000) (which Losses shall not be counted towards the Counterparties Deductible) and (ii) until the aggregate amount of indemnifiable Losses pursuant to Section 13.06(b) exceeds five million dollars ($5,000,000) (the “Counterparties Deductible”), in which event Purchaser shall only be required to pay or be liable for Losses pursuant to Section 13.06(b) in excess of the Counterparties Deductible. The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 13.06(b) shall not exceed fifty five million dollars ($55,000,000). The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 13.06 shall not exceed the Aggregate Ceding Commission.

(f) Reinsurer shall not be liable to any Purchaser Indemnified Party for indemnification under Section 13.07(b) (i) for any individual or series of related indemnifiable Losses which do not exceed fifty thousand dollars ($50,000) (which Losses shall not be counted towards the Counterparties Deductible) and (ii) until the aggregate amount of indemnifiable Losses pursuant to Section 13.07(b) exceeds the Counterparties Deductible, in which event Reinsurer shall only be required to pay or be liable for Losses pursuant to Section 13.07(b) in excess of the Counterparties Deductible. The aggregate amount of all Losses for which Reinsurer shall be liable pursuant to Section 13.07(b) shall not exceed fifty five million dollars ($55,000,000). The aggregate amount of all Losses for which Reinsurer shall be liable pursuant to Section 13.07 shall not exceed the Aggregate Ceding Commission.

(g) The amount of any Losses sustained by an Indemnified Party shall be reduced (i) by any amount received by such Indemnified Party or its Affiliates with respect to and to the extent arising with respect to the same Loss under any insurance or reinsurance coverage (including, in the case of a Purchaser Indemnified Party pursuant to the Reinsurance Agreement) relating thereto or (ii) by any amount received by such Indemnified Party or its Affiliates with respect thereto from any non-Affiliated Person alleged to be responsible for any Losses (provided that, for the avoidance of doubt, the foregoing shall not reduce the aggregate amount of a Loss recoverable by the Purchaser Indemnified Parties and the Reinsurer Indemnified Parties, collectively, under this Agreement, nor permit duplicative recovery by Purchaser Indemnified Parties and Reinsurer Indemnified Parties for the same Loss), in each of (i) and (ii) (x) net of any deductible, retention, costs or other expenses actually incurred by the Indemnified Party in connection therewith and (y) only to the extent that the Indemnified Party would otherwise retain an amount greater than the full amount of the Losses sustained by the Indemnified Party as a result of the underlying claim. The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under insurance policies or recoverable from non-Affiliated Persons with respect to Losses incurred by such Indemnified Party. If an Indemnified Party or any of its Affiliates receives any amounts under insurance policies, or from any non-Affiliated Person alleged to be responsible for any Losses, in each case in connection with a matter giving rise to an indemnification payment, but subsequent to such indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or out-of-pocket expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party or its Affiliates, in each case (I) net of any deductible, retention, costs or other expenses actually incurred by the Indemnified Party in connection therewith and (II) only to the extent that the Indemnified Party would otherwise retain an amount greater than the full amount of the Losses sustained by the Indemnified Party as a result of the underlying claim.

(h) An Indemnified Party shall use commercially reasonable efforts to mitigate the amount of Losses upon and after becoming aware of any facts or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder in which event such costs incurred by an Indemnified Party pursuant to this Section 13.08(h) in connection with the mitigation of an indemnifiable Loss shall constitute “Losses” for purposes of this Article XIII.

(i) Any liability for indemnification to an Indemnified Party under this Agreement shall be determined without duplication of recovery by such Indemnified Party by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement hereunder. In no event shall Sellers be liable to an Indemnified Party or more than one Indemnified Party in respect of the same portion of any Loss as measured from the perspective of the Company disregarding the transactions contemplated hereby; provided, however, that the foregoing shall not be deemed to prohibit more than one Indemnified Party from recovering different portions of the same Loss (for the avoidance of doubt, the different portions of the same Loss recoverable by the Indemnified Parties shall in no event exceed one hundred percent (100%) of the Loss). For the avoidance of doubt, (x) except with respect to indemnification pursuant to Article X, no party shall be entitled to claim indemnification with respect to the same Loss more than once and (y) no party shall be entitled to claim indemnification pursuant to Article X with respect to the same Tax liability more than once. Notwithstanding anything to the contrary contained in this Agreement, (i) no Purchaser Indemnified Party shall be entitled to indemnification with respect to any particular Loss to the extent the related liability or obligation is specifically reflected on, provided for or reserved against on the Final Balance Sheet and (ii) no Reinsurer Indemnified Party shall be entitled to indemnification with respect to any particular Loss to the extent the related liability or obligation is specifically reflected on, provided for or reserved against in the Final Statement of Net Settlement on the basis provided for in the Statement of Net Settlement Methods.

(j) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of the parties, and the Indemnified Parties’ rights to indemnification with respect thereto, shall not be affected or deemed waived by reason of (and the Indemnified Parties shall be deemed to have relied upon the representations and warranties of any other party set forth herein notwithstanding) (i) any investigation made by or on behalf of such Indemnified Party or any of its Representatives or by reason of the fact that any of the Indemnified Parties or any of such Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, regardless of whether such investigation was made or such knowledge was obtained before or after the execution and delivery of this Agreement or (ii) the waiver of any condition by such Indemnified Party or any of its Affiliates set forth in Article XI.

(k) In determining the amount of any payment necessary to indemnify any party hereto against, or reimburse any party for, Losses or Taxes pursuant to Article X or this Article XIII, the amount of such Losses or Taxes shall be determined (i) net of any Tax benefit actually realized in cash (or through the reduction of Taxes otherwise payable) by the Indemnified Party (or any Affiliate thereof) in the taxable year in which such Loss or Tax is paid or accrued, as the result of sustaining or paying such Losses or Taxes (including as a result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses or Taxes) and (ii) gross of the amount of any Taxes (on a grossed-up basis) or out-of-pocket expenses incurred by the Indemnified Party arising from the receipt or accrual of any such reduction in Tax liability or indemnification payment (provided that for the avoidance of doubt, nothing in this Section 13.08(k) shall affect the parties’ agreement in Section 10.09 regarding the Tax treatment of payments). The calculation described in the previous sentence shall be made by comparing (x) the Taxes payable by such Person in respect of such taxable year without giving effect to any deductions for the payment or accrual of the Loss or Tax giving rise to the relevant indemnification payment and (y) the Taxes payable by such Person in respect of such taxable year giving effect to such deduction allowed as a result of such payment or accrual of such Loss or Tax and gross of any Taxes and out-of-pocket expenses incurred by such Indemnified Party in connection with obtaining, receiving, or accruing such reduction in Tax liability or the related indemnification payment; provided, however, that nothing in this Section 13.08(k) shall be interpreted to require a party or any of its respective Affiliates to show or provide all or a portion of its consolidated U.S. federal income Tax Return to any other party or its respective Affiliates.

Section 13.09 Indemnification Procedures.

(a) No Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall be entitled to indemnification against any Losses unless it has given to the party from whom indemnification is sought (the “Indemnifying Party”) a written claim notice relating to such Losses (a “Claim Notice”). The Claim Notice shall be given reasonably promptly after the Indemnified Party becomes aware of the facts indicating that a claim for indemnification may be warranted and shall state in reasonable detail, to the extent reasonably available at such time, the nature of the claim, identify the sections of this Agreement which form the basis for such claim, attach copies of all material written evidence thereof received from a third party to the date of such notice and set forth the estimated amount of the Losses that have been or may be sustained by an Indemnified Party relating to such claim to the extent reasonably estimable. The failure of an Indemnified Party to give a Claim Notice shall not relieve the Indemnifying Party of its obligations under this Article XIII, except to the extent that the Indemnifying Party is prejudiced by such failure to give a Claim Notice. The Indemnifying Party shall have no Liability with respect to any unreasonable expenses incurred by the Indemnifying Party prior to the time the Claim Notice is received by the Indemnifying Party.

(b) If a Claim Notice relates to a claim, action, suit, proceeding or demand asserted by a non-Affiliated Person (or a successor thereof) (a “Third Party Claim”), the Indemnifying Party may, through counsel of its own choosing (provided that in the event of any Third Party Claim asserted by any Governmental Authority, such counsel shall be reasonably acceptable to the Indemnified Party), assume the defense and investigation of such Third Party Claim; provided that any Indemnified Party shall be entitled to participate in any such defense with counsel of its own choice at its own expense. The Indemnified Party shall have the right to employ one (1) separate counsel in any such Third Party Claim and to participate (but not control) in the defense thereof, but the fees and expenses of such counsel shall not be the expense of the Indemnifying Party unless (i) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party, (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable or (iii) one or more defenses are available to the Indemnified Party that are not available to the Indemnifying Party. Notwithstanding the foregoing, in the event of a Third Party Claim (x) for non-monetary remedies asserted by any Governmental Authority that the Indemnified Party reasonably believes, if adversely determined, would reasonably be expected to be materially adverse to the Indemnified Party, or (y) for monetary damages where the amount in controversy as claimed by a Governmental Authority exceeds two hundred percent (200%) of the remaining amount potentially recoverable by the Indemnified Party from the Indemnifying Party after giving effect to the limits on indemnification in Section 13.08 and all other outstanding claims for indemnification, the Indemnified Party shall have the right to control the defense and investigation of such Third Party Claim upon written notice to the Indemnifying Party; provided that (A) counsel employed by the Indemnified Party shall be reasonably acceptable to the Indemnifying Party, (B) the fees and expenses of such counsel shall be borne by the

Indemnifying Party (provided that such fees and expenses shall be limited to commercially reasonable fees and expenses, and it being understood that the Indemnified Party shall not at any time employ more than one (1) primary counsel, more than one (1) local counsel in any jurisdiction and more than one (1) specialty counsel in any subject matter in connection with such Third Party Claim), (C) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any such Third Party Claim or consent to the entry of any judgment, except to the extent the sole relief granted (I) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by or on behalf of the Indemnifying Party or its Affiliates or any violation of the rights of any Person by or on behalf of the Indemnifying Party or its Affiliates and does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnifying Party or its Affiliates, and (II) does not subject an Indemnifying Party or its Affiliates to any injunctive relief or other equitable remedy and does not encumber any of the assets of any Indemnifying Party or its Affiliates or result in any restriction or condition that would apply to and adversely affect any Indemnifying Party or its Affiliates or the conduct of any Indemnifying Party’s or its Affiliates’ respective businesses and (D) the Indemnifying Party shall have the right to employ one (1) separate counsel in any such Third Party Claim and to participate (but not control) in the defense thereof.

(c) If the Indemnifying Party elects to assume the defense and investigation of such Third Party Claim, it shall, no later than thirty (30) days following its receipt of the Claim Notice notify the Indemnified Party in writing of its assumption of the defense and investigation of such Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) or consent to the entry of any judgment, except to the extent (i) it includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all Liability in respect of such Third Party Claim and (ii) any such action or claim is limited solely to monetary damages against the Indemnified Party that are recoverable in full by the Indemnified Party from the Indemnifying Party after giving effect to the limits on indemnification in Section 13.08 and all other outstanding claims for indemnification (other than any monetary damages that are not recoverable by virtue of the application of the Group Deductible or Life Deductible, as applicable).

(d) If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of the Claim Notice that it desires to assume the defense and investigation of such Third Party Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any pending or threatened Third Party Claim or consent to the entry of any judgment, except to the extent the sole relief granted is equitable relief for which the Indemnifying Party would have no Liability or to which the Indemnifying Party would not be subject.

(e) The Indemnified Party and the Indemnifying Party shall make reasonably available to each other and their respective Representatives all relevant business records and other documents available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Indemnified Party shall use its reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim.

Section 13.10 Policy Tax Claims.

(a) At any time prior to the fifth (5th) anniversary of the Closing Date, the Purchaser Indemnified Parties may bring a claim pursuant to Section 10.01(a)(vi) that relates to a breach of a representation or warranty under Section 4.19, and the Reinsurer Indemnified Parties may bring a claim pursuant to Section 10.01(b)(ii) that relates to a breach of a representation or warranty under Section 5.16, in each case even if no related Third Party Claim has first been asserted or made against the applicable Indemnified Party with respect thereto; provided, however, that any such claim with respect to which no Third Party Claim has previously been asserted (a “Direct Product Tax Claim”) must be based on the reasonable and good faith determination by the applicable Indemnified Party that a breach of a representation or warranty under Section 4.19 or Section 5.16, as applicable, has occurred. In the event that, prior to the fifth (5th) anniversary of the Closing Date, any Purchaser Indemnified Party or Reinsurer Indemnified Party becomes aware of any circumstance that could result in a Tax or Loss that would arise out of a breach of a representation or warranty set forth in Section 4.19 or Section 5.16, as applicable, such Indemnified Party shall deliver to Sellers a notice describing such circumstance with reasonable specificity, such breach of a representation or warranty under Section 4.19 or Section 5.16, as applicable, and the nature of the potential Tax or Loss. Notwithstanding anything to the contrary in this Agreement, (i) prior to the termination of the five (5) year survival period pursuant to Section 13.01(e), Sellers shall only be required to indemnify the applicable Indemnified Parties under Section 10.01(a)(vi) or Section 10.01(b)(ii) for Losses or Taxes pursuant to a Direct Product Tax Claim arising out of any breach of the representations and warranties made in Section 4.19 or Section 5.16, as applicable, to the extent that such Losses or Taxes arise out of a circumstance identified in a notice delivered on or prior to the third (3rd) anniversary of the Closing Date in accordance with the previous sentence (substituting “third (3rd) anniversary” for “fifth (5th) anniversary”) and (ii) in no event shall Sellers be required to indemnify the applicable Indemnified Parties under Section 10.01(a)(vi) or Section 10.01(b)(ii) for Losses or Taxes arising out of any breach of the representations and warranties made in Section 4.19 or Section 5.16 in accordance with the terms hereof, as applicable, pursuant to a Direct Product Tax Claim or Third Party Claim arising after the five (5) year anniversary of the Closing Date (it being understood that if a Direct Product Tax Claim or Third Party Claim is brought on or prior to the five (5) year anniversary of the Closing Date with respect to a breach of a representation or warranty under Section 4.19 or Section 5.16 in accordance with the terms hereof, the representations and warranties that are the subject of such Direct Product Tax Claim or Third Party Claim shall survive with respect to such Direct Product Tax Claim or Third Party Claim solely for purposes of its resolution in accordance with the terms hereof, including during the pendency of any request for ruling or closing agreement as contemplated by this Section 13.10). For the avoidance of doubt, nothing in this Section 13.10 shall, unless specifically provided herein, limit or otherwise restrict the right of any Purchaser Indemnified Party or Reinsurer Indemnified Party to be indemnified under Article X for Taxes or Losses described therein (including, for the avoidance of doubt, Taxes or Losses incurred with respect to a Third Party Claim).

(b) If any Purchaser Indemnified Party or Reinsurer Indemnified Party brings a Direct Product Tax Claim, Sellers and the applicable Indemnified Party shall cooperate in good faith to determine whether any breach of a representation or warranty under Section 4.19 or Section 5.16, as applicable, has occurred. If, with respect to a Direct Product Tax Claim, Sellers and the applicable Indemnified Party cannot agree as to whether a breach of a representation or warranty under Section 4.19 or Section 5.16, as applicable, has occurred, then such disagreement shall be resolved by a recognized law firm, accounting firm or actuarial firm mutually agreeable to the applicable Indemnified Party and Sellers, and any such determination by such law firm, accounting firm, or actuarial firm shall be final. Such law firm, accounting firm or actuarial firm shall render a determination within sixty (60) days of the referral of such matter for resolution (“Direct Product Tax Claim Determination”). If the Direct Product Tax Claim Determination is that a breach has occurred, (A) Sellers shall (x) be entitled to promptly (and in any event within thirty (30) Business Days) notify the applicable Indemnified Party that they intend to seek, and then to promptly use reasonable best efforts to seek and obtain, a ruling or closing agreement from the applicable Taxing Authority with respect to such Direct Product Tax Claim and shall only be required to indemnify the applicable Indemnified Party following receipt of, and then only to the extent of the Liability under, such ruling or closing agreement, and (y) if Sellers decline in their sole discretion to seek such a ruling or closing agreement, or withdraw or fail to promptly use reasonable best efforts to pursue their request for such ruling or closing agreement, Sellers shall indemnify the applicable Indemnified Party with respect to such Direct Product Tax Claim and (B) Sellers and the applicable Indemnified Party shall cooperate, if necessary, to develop corrective measures with respect to such Direct Product Tax Claim that are reasonable, practical, cost effective and efficacious, taking into account all of the relevant facts and circumstances then applicable. In the event Sellers have an obligation hereunder to indemnify an Indemnified Party with respect to a Direct Product Tax Claim and Sellers and such Indemnified Party cannot agree with respect to the appropriate reasonable, practical, cost-effective and efficacious corrective measures, then such disagreement with respect to the appropriate corrective measures shall be resolved by a recognized law firm, accounting firm or actuarial firm mutually agreeable to the applicable Indemnified Party and Sellers, and any such determination by such law firm, accounting firm, or actuarial firm shall be final. Such law firm, accounting firm or actuarial firm shall render a determination within sixty (60) days of the referral of such matter for resolution. The cost of engaging a law firm, accounting firm or actuarial firm pursuant to this Section 13.10 shall be borne fifty percent (50%) by Sellers and fifty percent (50%) by the applicable Indemnified Party. Sellers shall not be required seek a ruling or closing agreement, indemnify the applicable Indemnified Party or participate in the development of any corrective measures with respect to any Direct Product Tax Claim for which the Direct Product Tax Claim Determination is that no breach has occurred unless and until a Third Party Claim with respect thereto subsequently arises. The Purchaser Indemnified Party or Reinsurer Indemnified Party, as applicable, shall promptly reimburse Sellers for any amount paid to any Purchaser Indemnified Party or Reinsurer Indemnified Party by Sellers pursuant to this Section 13.10(b) with respect to a Direct Product Tax Claim in the event that there is a “determination” (within the meaning of Section 1313(a) of the Code) with respect to the facts underlying such Direct Product Tax Claim that (A) is final and unappealable and (B) conclusively establishes that Sellers did not breach the representations and warranties on which such Direct Product Tax Claim were based.

(c) In the event that the corrective measures described in this Section 13.10 with respect to any claim for indemnification for breach of any representation or warranty set forth in Section 4.19 or Section 5.16 include making any request to the IRS for relief with respect to such failure, the applicable Indemnified Party and Sellers shall jointly participate in all discussions or other proceedings with the IRS, including attendance at meetings and joint approval of all written submissions. Sellers shall control the decision of whether or not to enter into a closing agreement or other arrangement with the IRS in connection with such discussions or other proceedings (it being understood that such decision shall not limit or otherwise restrict the right of any Purchaser Indemnified Party or Reinsurer Indemnified Party to be indemnified under Article X for Taxes or Losses described therein), provided that if (i) the closing agreement or other arrangement involves any admission that would reasonably be expected to form the basis of the determination of any material future liability of, nonmonetary relief against or commitments by such Indemnified Party or any of its Affiliates, or (ii) following the initiation of such discussions or other proceedings with the IRS (other than discussions on a no-name basis), any decision not to enter into a closing agreement or other arrangement would reasonably be expected to have a material adverse impact on such Indemnified Party or any of its Affiliates, then Sellers may not enter into (or fail to enter into, as applicable) any such closing agreement or other arrangement without such Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Should the applicable Indemnified Party decide to withhold its consent to Sellers’ entering into (or failing to enter into, as applicable) any closing agreement or other arrangement with the IRS, such Indemnified Party shall promptly communicate such decision in writing to Sellers. The applicable Indemnified Party shall control the implementation of any corrective measures described in this Section 13.10.

Section 13.11 Materiality. For purposes of this Article XIII, any breach or inaccuracy of any representation and warranty (other than the representations and warranties contained in Section 4.04, Section 4.08(b), Section 5.03, and Section 5.07(b)) and the amount of any Losses resulting therefrom shall be determined without giving effect to any exception or qualification in such representations and warranties relating to “Material Adverse Effect,” “material” or “materiality” in any such representations and warranties.

Section 13.12 Exclusive Remedy. Except in the case of actual fraud, and subject to Section 12.03 and Section 14.10, the parties acknowledge and agree that, from and after the Closing (as to any party), their sole and exclusive remedy with respect to any and all claims under or arising out of this Agreement, including for any breach or non-fulfillment of any representation, warranty, covenant or agreement in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article XIII, and with respect to Taxes, Article X and the remedies of injunction and specific performance to the extent available under Section 14.10; provided, that, for the avoidance of doubt, in the event Reinsurer does not consummate the transactions contemplated by this Agreement (including entering into the Reinsurance Agreement), the Closing shall not be deemed to have occurred as respects Reinsurer.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

Section 14.01 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a party may have specified by notice given to the other parties pursuant to this provision):

to Sellers or LMGI:

Liberty Mutual Insurance Company

157 Berkeley Street

Boston, Massachusetts 02116

Attention:            Nik Vasilakos

Vice President, Global Head of Mergers & Acquisitions

E-mail:                Nik.Vasilakos@libertymutual.com

Facsimile:           (617) 574-5515

Liberty Mutual Fire Insurance Company

157 Berkeley Street

Boston, Massachusetts 02116

Attention:            Nik Vasilakos

Vice President, Global Head of Mergers & Acquisitions

E-mail:                Nik.Vasilakos@libertymutual.com

Facsimile:           (617) 574-5515

with copies (which shall not constitute notice to Sellers for the purposes of this Section 14.01) to:

Liberty Mutual Insurance Company

157 Berkeley Street

Boston, Massachusetts 02116

Attention:            Richard P. Quinlan

Senior Vice President, Deputy General Counsel

E-mail:                Richard.Quinlan@libertymutual.com

Facsimile:           (617) 574-5830

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:            Todd E. Freed

Email:                 Todd.Freed@Skadden.com

Facsimile:            (212) 735-2000

to Purchaser or Purchaser Parent:

The Lincoln National Life Insurance Company

150 North Radnor Chester Road

Radnor, Pennsylvania 19807

Facsimile:            (484) 582-1421

Attention:            Kirkland L. Hicks

Email:                 Kirkland.Hicks@lfg.com

Attention: Executive Vice President and General Counsel

with copies (which shall not constitute notice to Purchaser for the purposes of this Section 14.01) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile:            (212) 403-2000

Email:                 NGDemmo@wlrk.com; MFVeblen@wlrk.com

Attention:            Nicholas G. Demmo; Mark F. Veblen

and

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Facsimile:            (312) 853-7036

Email:                 pshwachman@sidley.com; atodd@sidley.com

Attention:            Perry J. Shwachman; Amanda M. Todd

to Reinsurer or Reinsurer Parent:

c/o Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

Facsimile:           (205) 268-1000

Email:                  Mark.Drew@protective.com

Attention:            General Counsel

with a copy (which shall not constitute notice to Reinsurer for the purposes of this Section 14.01) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Facsimile:             (212) 728-8111

Email:                   adye@willkie.com; rabbassi@willkie.com

Attention:              Alexander M. Dye; Rajab S. Abbassi

Section 14.02 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreements by and between LMGI and each of Reinsurer Parent and Purchaser Parent (subject to Section 8.02(d)), and any other documents delivered pursuant hereto or thereto, constitute the entire agreement among the parties and their respective Affiliates with respect to the subject matter hereof and thereof and supersede all prior negotiations, discussions, writings, agreements and understandings, oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 14.03 Waivers and Amendment. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 14.04 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by either of the parties, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 14.04 will be null and void; provided that the parties hereto may assign, by operation of law or otherwise, their rights, interests and obligations hereunder to (x) an Affiliate or (y) any purchaser of the equity of, or all or substantially all of the assets of, such party; provided, further, that no such assignment shall, unless otherwise mutually agreed in writing by parties, relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 14.05 No Third Party Beneficiaries. Subject to the rights granted to the Purchaser Indemnified Parties, the Reinsurer Indemnified Parties, the Sellers Indemnified Parties and, solely for purposes of Section 14.16, the Ceding Company (as defined in the COLI Reinsurance Agreement) nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities upon any Person other than the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 14.06 Governing Law and Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of New York, without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

(b) Each of the parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue of the federal courts of the United States located in the Southern District of the State of New York or, if such courts do not have jurisdiction, the state courts of the State of New York sitting in the Borough of Manhattan (“New York Courts”) in any Action arising out of or relating to this Agreement, including the negotiation, execution or performance of this Agreement and agrees that all claims in respect of any such Action shall be heard and determined in the New York Courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement in the New York Courts, including any objection based on its place of incorporation or domicile, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 14.01 or in any other manner permitted by applicable Law.

Section 14.07 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATED TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NONE OF THE OTHER PARTIES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS OR ATTORNEYS HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 14.07. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 14.08 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 14.09 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

Section 14.10 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. It is accordingly agreed that, without posting bond or other undertaking, the parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties further agree that (a) by seeking any remedy provided for in this Section 14.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (b) nothing contained in this Section 14.10 shall require any party to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 14.10 before exercising any other right under this Agreement.

Section 14.11 Publicity. Any press release or press releases with respect to the announcement of the transactions contemplated by this Agreement and the Ancillary Agreements shall be in a form mutually agreed by the parties. Thereafter, until the Closing, no public release or announcement concerning such transactions shall be issued by any party or its Affiliates without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall, to the extent practicable, allow the other parties reasonable time to reasonably review and comment on such release or announcement in advance of such issuance; provided, however, that each of the parties may make (a) internal announcements to their respective employees that are not inconsistent with the parties’ prior public disclosure regarding the transaction, (b) announcements to the investment community and communications with its agents or rating agencies, in each case that are not inconsistent with the parties’ prior public disclosures regarding the transaction, (c) such other public communications to the extent reasonably necessary in order perform its obligations and to enforce its rights and remedies under this Agreement or the Ancillary Agreements, or (d) as may be required by Law, Order or applicable stock exchange.

Section 14.12 No Other Representations and Warranties; Due Investigation.

(a) Except for the representations and warranties contained in Article III, Article IV and Article V, none of Sellers or their Affiliates, nor any of their respective Representatives, makes or has made, any other express or implied representation or warranty on behalf of Sellers. None of Purchaser or its Affiliates, nor any of its or their respective Representatives relies or has relied upon, and Purchaser expressly disclaims, and shall cause its Affiliates and any of its or their respective Representatives to expressly disclaim any reliance on, any representation or warranty on behalf of Sellers other than the representations and warranties in Article III and Article IV. None of Reinsurer or its Affiliates, nor any of its or their respective Representatives relies or has relied upon, and Reinsurer expressly disclaims, and shall cause its Affiliates and any of its or their respective Representatives to expressly disclaim any reliance on, any representation or warranty on behalf of Sellers other than the representations and warranties in Article III and Article V. Notwithstanding anything to the contrary contained in this Agreement or the Ancillary Agreements, no representation or warranty has been made or is being made to Reinsurer or any of its Affiliates or Representatives with respect to any business operations of Sellers or any of their Affiliates other than the business operations relating to the Life Business. Notwithstanding anything to the contrary contained in this Agreement or the Ancillary Agreements, except as set forth in Article III, Article IV and Article V, no representation or warranty has been made or is being made to Purchaser, Reinsurer or any of their respective Affiliates or Representatives (i) as to the accuracy or completeness of any of information (including any projections, estimates or other forward-looking information (financial or otherwise)) provided (including set forth in the Electronic Data Room, or provided in any management presentations, information memoranda, supplemental information or other materials) or otherwise furnished or made available by or on behalf of Sellers at any time prior to the Closing or (ii) as to the accuracy of fact or opinions recited in the documents and papers which are provided to Purchaser or Reinsurer.

(b) Except for the representations and warranties contained in Article VI, neither Purchaser nor its Affiliates, nor any of its or their respective Representatives, makes or has made, and none of Sellers or Reinsurer or its or their respective Affiliates, nor any of its or their respective Representatives relies or has relied upon, any other representation or warranty on behalf of Purchaser. Purchaser expressly disclaims, and Sellers and Reinsurer expressly disclaim, any reliance on, and shall cause their respective Affiliates, and any of their, or their respective Affiliates’ respective, Representatives to expressly disclaim any reliance on, any and all representations and warranties, whether express or implied, other than those contained in Article VI.

(c) Except for the representations and warranties contained in Article VII, neither Reinsurer nor its Affiliates, nor any of its or their respective Representatives, makes or has made, and none of Sellers or Purchaser or their respective Affiliates, nor any of their, or their respective Affiliates’, Representatives relies or has relied upon, any other representation or warranty on behalf of Reinsurer. Reinsurer expressly disclaims, and Sellers and Purchaser expressly disclaim, any reliance on, and shall cause their respective Affiliates, and any of their, or their respective Affiliates’ respective, Representatives to expressly disclaim any reliance on, any and all representations and warranties, whether express or implied, other than those contained in Article VII.

(d) Purchaser and Reinsurer have each conducted their own respective independent reviews and analyses of the business, operations, technology, assets, Liabilities, results of operations, financial condition and prospects, in the case of Purchaser, of the Transferred Businesses and the Transferred Companies, and in the case of Reinsurer, of the Life Business, and each acknowledges and agrees that Sellers have provided each of Purchaser and Reinsurer with access to the personnel, properties, premises and Books and Records related thereto for this purpose. In entering into this Agreement and the Ancillary Agreements, Purchaser and Reinsurer have relied solely upon their own respective investigations and analyses and the representations and warranties expressly set forth in Article III, Article IV and Article V.

(e) Notwithstanding anything to the contrary contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith or therewith, Purchaser and Reinsurer each acknowledge and agree that (i) it has had an opportunity to ask questions to Sellers relating to the Transferred Companies, the Transferred Businesses and Life Business, as applicable, and receive responses to such questions from Sellers and (ii) Sellers make no representations or warranties with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith or therewith is intended or shall be construed to be a representation or warranty, express or implied, of Sellers, for any purposes under this Agreement or any other agreement, document or instrument to be delivered in connection herewith or therewith, in respect of (A) the adequacy or sufficiency of reserves, (B) the effect of the adequacy or sufficiency of reserves on any line item, asset, Liability or equity amount on any financial or other document, (C) whether or not reserves were determined in accordance with any actuarial, statutory, regulatory or other standard (except to the extent provided by Section 4.04(a), Section 4.04(b), Section 5.03(a), Section 5.03(b) or Section 5.03(c) or, with respect to a Statement of Net Settlement, the Statement of Net Settlement Methods) or (D) the collectability of any amounts under any ceded Reinsurance Contract (except as any such uncollectability results from facts or circumstances giving rise to a breach of Section 4.17 or Section 5.15).

Section 14.13 Expenses. Except as otherwise provided in this Agreement, regardless of whether any or all of the transactions contemplated by this Agreement are consummated, and except as otherwise expressly provided herein, each party shall bear its and its Affiliates’ respective direct and indirect fees, costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the Ancillary Agreement and the consummation of the transactions contemplated hereby or thereby, including, all such fees, costs and expenses of its and its Affiliates’ respective Representatives; provided, however, except as otherwise expressly set forth herein, Sellers shall bear all out-of-pocket expenses of the Transferred Companies in connection with the negotiation and preparation of this Agreement and the Ancillary Agreements (and, in the case of this Agreement, the consummation of the transactions contemplated hereby to be completed prior to the Closing) that are not fully accrued as a liability on the Balance Sheet as of the Balance Sheet Date.

Section 14.14 Waiver of Duty of Utmost Good Faith. With respect to the reinsurance relationships and other transactions among the parties and their Affiliates contemplated by this Agreement and the Ancillary Agreements, each party absolutely and irrevocably waives resort to the duty of “utmost good faith” or any similar principle.

Section 14.15 Purchaser Parent Guarantee. Purchaser Parent hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause Purchaser to fully and promptly pay, perform and observe all of Purchaser’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement (collectively, the “Purchaser Obligations”), whether according to the present terms hereof or thereof, or pursuant to any change in the terms, covenants or conditions hereof or thereof at any time hereafter validly made or granted. In the event that Purchaser fails in any manner whatsoever to pay, perform or observe any of the Purchaser Obligations, Purchaser Parent will duly and promptly pay, perform or observe, as the case may be, the Purchaser Obligations, or cause the same to be duly and promptly paid, performed or observed, in each case as if Purchaser Parent were itself Purchaser with respect to the Purchaser Obligations. Purchaser Parent represents and warrants that it has all requisite corporate power and authority to enter into this Agreement, that its obligations under this Agreement have been duly and validly authorized by all requisite corporation action and that upon execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of Purchaser Parent, subject to the Enforceability Exceptions.

Section 14.16 Seller Parent Guarantee. LMGI hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause (a) Sellers to fully and promptly pay, perform and observe all of Sellers’ obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement (collectively, the “Seller Obligations”), and (b) Bermuda Reinsurer to fully and promptly pay, perform and observe all of Bermuda Reinsurer’s obligations under, with respect to, in connection with or otherwise arising out of or relating to the COLI Reinsurance Agreement including for the avoidance of doubt the Reinsured Liabilities (as defined in the COLI Reinsurance Agreement) (collectively, the “COLI Obligations”), whether according to the present terms hereof or thereof, or pursuant to any change in the terms, covenants or conditions hereof or thereof at any time hereafter validly made or granted. In the event that any Seller or Bermuda Reinsurer, as applicable, fails in any manner whatsoever to pay, perform or observe any of the Seller Obligations or COLI Obligations, respectively, LMGI will duly and promptly pay, perform or observe, as the case may be, the Seller Obligations or the COLI Obligations, as applicable, or cause the same to be duly and promptly paid, performed or observed, in each case as if LMGI were itself any Seller with respect to the Seller Obligations or Bermuda Reinsurer with respect to the COLI Obligations. LMGI represents and warrants that it has all requisite corporate power and authority to enter into this Agreement, that its obligations under this Agreement have been duly and validly authorized by all requisite corporation action and that upon execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of LMGI, subject to the Enforceability Exceptions. Solely for purposes of this Section 14.16, the Ceding Company (as defined in the COLI Reinsurance Agreement) shall be an express third party beneficiary hereunder.

Section 14.17 Reinsurer Parent Guarantee. Reinsurer Parent hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause Reinsurer to fully and promptly pay, perform and observe all of Reinsurer’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement (collectively, the “Reinsurer Obligations”), whether according to the present terms hereof or thereof, or pursuant to any change in the terms, covenants or conditions hereof or thereof at any time hereafter validly made or granted. In the event that Reinsurer fails in any manner whatsoever to pay, perform or observe any of the Reinsurer Obligations, Reinsurer Parent will duly and promptly pay, perform or observe, as the case may be, the Reinsurer Obligations, or cause the same to be duly and promptly paid, performed or observed, in each case as if Reinsurer Parent were itself Reinsurer with respect to the Reinsurer Obligations. Reinsurer Parent represents and warrants that it has all requisite corporate power and authority to enter into this Agreement, that its obligations under this Agreement have been duly and validly authorized by all requisite corporation action and that upon execution and delivery of this Agreement by the other parties hereto, will be the legal, valid and binding obligation of Reinsurer Parent, subject to the Enforceability Exceptions. Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, Reinsurer Parent does not hereby guarantee, and nothing in this Agreement or any Ancillary Agreement shall be construed as a guarantee by Reinsurer Parent of, the payment, performance or observation of any obligations of Reinsurer or any of its Affiliates under any of the Ancillary Agreements to which it is not a party.

Section 14.18 Legal Representatives. It is acknowledged by each of the parties that each of Sellers and certain of their Affiliates have retained Skadden to act as its counsel in connection with the transactions contemplated hereby and that Skadden has not acted as counsel for any other party in connection with the transactions contemplated hereby and that none of the other parties has the status of a client of Skadden for conflict of interest or any other purposes as a result thereof. Each party hereby agrees that, in the event that any dispute related to the transactions contemplated herein or pursuant to the Ancillary Agreements arises after the Closing between Purchaser, the Transferred Companies, Reinsurer or any of its or their respective Subsidiaries or Affiliates, on the one hand, and any of Sellers or their respective Affiliates, on the other hand, Skadden may not be prevented from representing Sellers or their respective Affiliates in such dispute by Purchaser, the Transferred Companies, Reinsurer or any of its or their respective Subsidiaries or Affiliates because Skadden formerly may have represented the Transferred Companies in any matter substantially related to such dispute. Each of Purchaser (on behalf of itself and the Transferred Companies), Sellers and Reinsurer acknowledges and agrees that, in connection with any future dispute relating to the transactions contemplated herein or pursuant to the Ancillary Agreements between Purchaser, the Transferred Companies, Reinsurer or any of its or their respective Subsidiaries or Affiliates, on the one hand, and any of Sellers or their respective Affiliates, on the other hand, with respect to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or the Transaction Agreements, as to all communications among Skadden, the Transferred Companies and Sellers that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or the Transaction Agreements, the attorney-client privilege and the expectation of client confidence and any other applicable legal privilege belongs to Sellers, as applicable, and may be controlled by such Persons and shall not pass to Purchaser, the Transferred Companies, Reinsurer or any of their respective Subsidiaries or Affiliates upon the Closing.

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IN WITNESS WHEREOF, the parties hereby execute this Agreement as of the date first set forth above.

LIBERTY MUTUAL INSURANCE COMPANY

By:	/s/ Laurance H.S. Yahia
Name: Laurance H.S. Yahia
Title: Senior Vice President & Treasurer

LIBERTY MUTUAL FIRE INSURANCE COMPANY

By:	/s/ Laurance H.S. Yahia
Name: Laurance H.S. Yahia
Title: Senior Vice President & Treasurer

LIBERTY MUTUAL GROUP INC. solely for purposes of Section 8.12, Section 8.17, Section 8.20, Section 8.27 and Section 14.16 (and Article I and Article XIV to the extent relating thereto)

By:	/s/ Laurance H.S. Yahia
Name: Laurance H.S. Yahia
Title: Senior Vice President & Treasurer

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Randal J. Freitag
Name: Randal J. Freitag
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Master Transaction Agreement]

LINCOLN NATIONAL CORPORATION solely for purposes of Section 8.12, Section 9.05 and Section 14.15 (and Article I and Article XIV to the extent relating thereto)

By:	/s/ Randal J. Freitag
Name: Randal J. Freitag
Title: Executive Vice President and Chief Financial Officer

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ Nancy Kane
Name: Nancy Kane
Title: Senior Vice President, Acquisitions and Corporation Development

PROTECTIVE LIFE CORPORATION solely for purposes of Section 8.12 and Section 14.17 (and Article I and Article XIV to the extent relating thereto)

By:	/s/ Nancy Kane
Name: Nancy Kane
Title: Senior Vice President, Acquisitions and Corporation Development

[Signature Page to Master Transaction Agreement]